Form 20-F
period 2019-12-31
Itamar Medical Ltd.
filed 2020-04-03
CIK 1613170

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 20-F

 _______________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38775

Itamar Medical Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

9 Halamish Street

Caesarea 3088900, Israel

(Address of principal executive offices)

Shy Basson

Chief Financial Officer
Telephone: +972-4-6177000; Facsimile: +972-4-6275598
Itamar Medical Ltd.

9 Halamish Street, Caesarea 3088900, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

_______________________

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares, each representing 30 Ordinary Shares, par value NIS 0.01 per share (1)	ITMR	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Ordinary Shares, par value NIS 0.01 per share (2)	ITMR	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

(1)	Evidenced by American Depositary Receipts.

(2)	Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report (December 31, 2019): 335,285,001 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

GENERAL INFORMATION

Except where the context otherwise requires or where otherwise indicated in this Annual Report on Form 20-F, or Annual Report, the terms “Itamar,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Itamar Medical Ltd., together with its consolidated subsidiaries as a consolidated entity.

When the following terms and abbreviations appear in the text of this Annual Report, they have the meanings indicated below:

•	“ADSs” means our American Depositary Shares, each representing 30 ordinary shares.

•	“Companies Law” means the Israeli Companies Law, 1999.

•	“convertible notes” or “Series L convertible notes” mean the convertible notes we issued as part of a public offering we conducted in 2013, all of which notes were fully repaid in February 2018.

•	“CPAP” means continuous positive airway pressure. CPAP devices are therapy devices used to treat certain sleep apnea conditions.

•	“Credit Facility” means that certain Credit Framework Agreement by and between the Company and Mizrahi Tefahot Bank Ltd., dated February 9, 2020.

•	“dollars”, “U.S. dollars” or “$” mean United States dollars.

•	“Endo PAT” means our device that enables testing of endothelial dysfunctions (the failure of the normal function of the inner lining of blood vessels).

•	“Exchange Act” means United States Securities Exchange Act of 1934, as amended.

•	“euro” or “€” means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

•	“HSAT” means home sleep apnea test.

•	“Israeli CPI” means the Israeli consumer price index published by the Israeli Central Bureau of Statistics.

•	“MADs” means mandibular advancement devices. MADs are therapy devices used to treat certain sleep apnea conditions, also known as sleep apnea oral or dental appliances.

•	“major shareholder” means a shareholder that is the beneficial owner of 5% or more of our outstanding ordinary shares.

•	“Nasdaq” means the Nasdaq Stock Market LLC.

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel.

•	“ordinary shares” means our ordinary shares, par value NIS 0.01 per share.

•	“OSA” means obstructive sleep apnea.

•	“PAT” or “PAT signal” means Peripheral Arterial Tonometry, or Peripheral Arterial Tone, which measures the arterial volume changes at the fingertip, reflecting the sympathetic nervous system activation.

•	“PSG” means polysomnography. PSG is the process of monitoring, recording and analyzing physiologic data during sleep and wakefulness to assist in the assessment and diagnosis of sleep disorders.

•	“SEC” means the United States Securities and Exchange Commission.

•	“TASE” means the Tel Aviv Stock Exchange.

•	“TaaS” means Test as a Service.

•	“TSS,” “TSS marketing program” or “TSS program” means our Total Sleep Solution. TSS is our marketing program that is designed to allow any medical practice or physician that is not a sleep physician by specialty, easy access to a comprehensive suite of products and services for the diagnosis, treatment and management of patients they suspect suffer from sleep apnea.

•	“U.S. Subsidiary” means Itamar Medical, Inc.

•	“Viola” means, collectively, Viola Growth II A.V. LP, a limited partnership registered in Israel, Viola Growth II (A) L.P., a limited partnership registered in Cayman Islands, and Viola Growth II (B) L.P., a limited partnership registered in Cayman Islands.

•	“Viola Transaction” means the private placement transaction pursuant to the share purchase agreement we entered into with Viola, dated as of August 26, 2015.

•	“Viola Warrants” means warrants issued to Viola in November 2015 and January 2016 as part of the Viola Transaction, which expired on May 4, 2019.

•	“Warrants (Series 4)” means the warrants issued to certain of our shareholders as part of a rights offering in December 2015, which expired on May 4, 2019.

•	“WatchPAT” means our portable diagnostic device that enables HSATs.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. We have elected to irrevocably opt out of this extended transition period and, as a result, we are required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion; (ii) the last day of 2024; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements appearing in this Annual Report are prepared in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in U.S. dollars. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

On March 24, 2020, the representative exchange rate, or Exchange Rate, between the NIS and the U.S. dollar, as quoted by the Bank of Israel, was NIS 3.658 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Annual Report that provide the U.S. dollar equivalent of NIS amounts or provide the NIS equivalent of U.S. dollar amounts are based on the representative exchange rate, as quoted by the Bank of Israel, as of such date (or, if no quote was provided for such date, the next quote provided) or, when the applicable date has yet to be determined, the Exchange Rate. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of NIS at the dates indicated.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our competitive position and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D. “Risk Factors” below.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are neither historical facts nor assurances of future performance. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties some of which are beyond our control, and are made in light of information currently available to us.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	the development of our products;

•	the potential attributes and benefit of our products and their competitive position;

•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our products;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	our ability to acquire or in-license new product candidates;

•	potential strategic relationships; and

•	the duration of our patent portfolio.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of important factors, including, without limitation, the important risk factors set forth in Item 3.D. “Risk Factors” of this Annual Report.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.

The following tables present our selected consolidated financial and other data as of and for the periods indicated. The selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated statements of financial position as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. Our audited consolidated financial statements and the notes thereto and other data for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016, and 2015 are not included elsewhere in this Annual Report.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except per share and share data)
Consolidated Statements of Operations Data:
Revenues	$31,258	$24,189	$20,701	$18,440	$16,807
Cost of revenues	6,984	5,726	5,002	4,979	4,401
Gross profit	24,274	18,463	15,699	13,461	12,406
Operating expenses:
Selling and marketing	18,294	12,699	12,140	14,035	10,684
Research and development	4,520	3,638	4,129	3,225	2,831
General and administrative	6,354	5,247	5,278	6,213	4,350
Total operating expenses	29,168	21,584	21,547	23,473	17,865
Operating loss	(4,894)	(3,121)	(5,848)	(10,012)	(5,459)
Financial income (expenses) from cash, deposits and investments	454	244	1,591	716	(354)
Financial expenses from leases, notes, loans and other	(1,233)	(1,161)	(4,884)	(4,760)	(4,229)
Gain (loss) from derivative instruments, net	442	2,433	3,925	(216)	7,930
Financial income (expenses), net	(337)	1,516	632	(4,260)	3,347
Loss before income taxes	(5,231)	(1,605)	(5,216)	(14,272)	(2,112)
Taxes on income	(37)	(124)	(85)	(131)	(135)
Net loss	$(5,268)	$(1,729)	$(5,301)	$(14,403)	$(2,247)
Loss per share:
Basic	$(0.02)	$(0.01)	$(0.02)	$(0.05)	$(0.01)
Diluted	$(0.02)	$(0.01)	$(0.02)	$(0.05)	$(0.02)

	As of December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$15,115	$6,471	$7,643	$23,358	$33,019
Investment in marketable securities	-	-	3,173	2,781	2,710
Working capital	14,951	6,222	3,356	18,843	36,989
Total assets	33,207	18,392	21,227	35,547	43,740
Total non-current liabilities	3,228	1,653	4,133	15,986	22,169
Accumulated deficit	(109,649)	(105,546)	(105,004)	(100,885)	(88,151)
Total equity	16,664	6,688	1,377	5,241	16,951

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the important risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares and ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Related to Our Business and Operations

We substantially depend on the sales of our WatchPAT family of products.

Building upon our WatchPAT family of products and related services, the key elements of our business strategy and success are to focus on and sell a one-stop sleep apnea solution for the cardiology market, to continue to focus on the core sleep market by calling on sleep physicians, to develop direct to consumer, or DTC, sales channels and to expand into additional countries. In order to do so, we have, among other things, focused and invested substantial time and resources on developing various solutions and WatchPAT related services, such as our TSS program. We also plan to invest resources into developing DTC channels and relationships with distributors and resellers in other countries. While focusing on promoting our WatchPAT family of products, we, at the same time, limited our sales and marketing efforts for our legacy EndoPAT product, whose sales gradually decreased in the years ended December 31, 2017 and 2018. Although EndoPAT sales increased during the year ended December 31, 2019, we currently plan to continue to limit our sales and marketing efforts of the EndoPAT. The sales of our WatchPAT family of products as stand-alone products remain our main source of revenue, representing approximately 92.7%, 92.5% and 87.5% of our total revenues in the years ended December 31, 2019, 2018 and 2017, respectively. If we are not successful in implementing our business strategy to increase the sales of our WatchPAT family of products and related consumables and services to the cardiology market, the core sleep market, through DTC channels and in additional countries, or if we are unable to use our technologies to further develop and enhance our WatchPAT family of products and related services with significant commercial potential, we may not be able to achieve our objectives or build a sustainable or profitable business.

We have a history of losses, may incur future losses and may never achieve profitability.

Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation. In particular, we incurred operating losses of approximately $4.9 million, $3.1 million and $5.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. We expect to continue to incur operating and net losses for the foreseeable future, as we continue to invest in research and development and marketing and sales operations aimed at growing our business. The extent of our future operating and net losses is highly uncertain and we may never achieve or sustain profitability. Even if we reach and maintain profitability, we cannot assure that future net income will offset our accumulated deficit, which as of December 31, 2019 was approximately $109.6 million. In addition, there is no guarantee that we will be able to benefit from our losses for tax purposes.

There is no certainty that our EndoPAT and WatchPAT family of products and related services will be accepted by the international medical community, in general, and specifically that the WatchPAT family of products will be accepted by the cardiology community and consumers.

Building upon our WatchPAT family of products and related services, one of the key elements of our business strategy and success is to focus on and sell a one-stop sleep apnea solution for the cardiology market. Our success in doing so depends, to a large extent, on recognition by the international medical community, in general, and the cardiology community in particular, of:

•	the linkage between sleep apnea and cardiovascular disease and the benefits of diagnostic aids;

•	the advantages of shifting the point of care for sleep apnea, mainly in the United States, from sleep centers to the cardiology care point; and

•	the advantages of our WatchPAT family of products and related services.

Recognition by the cardiology community of the linkage between sleep apnea and cardiovascular disease depends, among other things, on our ability to promote awareness amongst physicians, primarily cardiologists, to such linkage in a manner consistent with the labeling for our products, including by providing supporting clinical data and studies demonstrating the said linkage and benefits of sleep apnea diagnosis and treatment to their cardiology patients. Recognition by the cardiology community of the advantages of shifting the point of care for sleep apnea, mainly in the United States, from sleep centers to the cardiology care point, in general, and of the advantages of our WatchPAT family of products and related services in particular, depends to a large extent on our ability to demonstrate that (i) our WatchPAT devices are efficient, cost-effective and provides significant improvement in performance and data compared to other diagnostic tools available in the sleep market and (ii) our WatchPAT-related services, such as our TSS program, provide cardiologists with easy access to prescribe HSATs to patients, receive reimbursement for the WatchPAT-related services and increase the diagnosis rate with an effective management and monitoring of sleep apnea.

Even if we succeed in promoting awareness to the linkage between sleep apnea and cardiovascular disease and in proving the advantages of shifting the point of care to the cardiology care point and the advantages of our WatchPAT family of products and related services, there is a risk that healthcare service providers and other prospective customers will avoid purchasing our products and related services for any number of reasons. For example, they may continue to use PSG tests in sleep centers or other traditional HSAT devices because such diagnostic tools are already widely accepted. The failure to gain wide market acceptance of the linkage between sleep apnea and cardiovascular disease and in proving the advantages of shifting the point of care to the cardiology care point or the failure of our WatchPAT family of products and related services to otherwise gain market acceptance may adversely affect our business, financial condition and results of operations.

In addition, during 2019, we began focusing on the DTC market segment, where we will offer our prescription HSAT products and most of the TSS components, through channel partners that have a consumer market presence, directly to patients, and facilitate patient access to real time consultation, advice and prescriptions throughout the care pathway. Although we believe that our digital health platform, which we believe can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner within their homes, positions us for new growth opportunities, if our products and related DTC services fail to gain wide market acceptance among consumers, our business, financial condition and results of operations may be adversely affected.

If healthcare providers are not adequately reimbursed for tests conducted using our products and related services, we may not be successful in marketing and selling our products.

We market our products and related services primarily to healthcare providers, including health facilities and physicians, many of whom rely on reimbursement for the healthcare services they provide to their patients from third-party payors, such as Medicare and Medicaid in the United States, as well as private insurance plans, managed care programs and other domestic and international government programs. These healthcare providers as well as government agencies in the United States and foreign countries are unlikely to purchase our products if they are not adequately reimbursed for the tests conducted using our products. Unless a sufficient amount of conclusive, peer-reviewed clinical data about our products is published and regular clinical use is documented, third-party payors, including insurance companies and government agencies, may refuse to provide reimbursement.

In 2009, the Centers for Medicare and Medicaid Services, or CMS, issued a National Coverage Determination in the United States to extend Medicare coverage to a number of HSATs, including the WatchPAT and other sleep testing devices when used to aid in the diagnosis of OSA in Medicare beneficiaries who have signs and symptoms indicative of OSA if performed unattended in or out of sleep lab facility or attended in a sleep lab facility. Certain commercial third-party payors, including, among others, Aetna, Cigna and UnitedHealthcare, updated their coverage policies to include coverage for these tests, including the WatchPAT. In March 2017, the American Academy of Sleep Medicine, or AASM, published guidelines establishing updated clinical practice recommendations to aid in the diagnosis of OSA in adults, pursuant to which devices that measure a minimum of the following sensors are considered technically adequate to diagnose OSA in uncomplicated adult patients presenting signs and symptoms that indicate an increased risk of moderate-to-severe OSA: (i) nasal pressure, chest and abdominal respiratory inductance plethysmography and oximetry; or (ii) PAT with oximetry and actigraphy, such as our WatchPAT family of products. Since that time, other commercial third-party payors and specialty benefits management companies that manage sleep apnea benefits for other United States health insurance plans determined that devices utilizing the combination of peripheral arterial tone, actigraphy, EKG/heart rate and oxygen saturation are considered medically necessary when certain clinical criteria are met.

Nevertheless, certain commercial payors and most Medicaid programs currently do not cover certain HSATs, including our WatchPAT. Other third-party payors that cover WatchPAT may require that our customers meet certain accreditation and certification requirements to receive reimbursement for administering or interpreting the test, which can limit our ability to obtain new customers. It is difficult to predict at this time what third-party payors and government agencies in the United States and abroad will decide with respect to the coverage and reimbursement for tests using our products. We cannot provide assurance that we will be successful in any efforts we may potentially undertake to reverse such non-coverage decisions. If we are not successful in reversing non-coverage policies, or if third-party payors that currently cover or reimburse certain tests reverse or limit their coverage of such tests in the future, or if other third-party payors issue similar policies, our business could be adversely impacted.

Even if coverage is available for tests using our products, reimbursement may not be adequate to fully compensate the health facilities and physicians. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians for tests using our products. Because the cost of our products generally is recovered by our customers as part of the payment for performing the test and not separately reimbursed, these updates could directly impact the demand for our products. An example of payment updates in the United States is the Medicare program’s updates to physician payments under the Medicare Physician Fee Schedule, or MPFS, which are done on an annual basis using a prescribed statutory formula. In November 2019, CMS issued final revisions to its payment policies under the MPFS, effective January 1, 2020, reducing the payment associated with certain HSAT procedures. It is unclear what impact, if any, these payment reductions will have on our customers’ willingness to adopt the broad use of our WatchPAT and other devices. Any changes in coverage and reimbursement that further restrict coverage of our products or lower reimbursement for tests using our devices could materially affect our business.

In addition, in the United States, our TSS program relies, to some extent, on the reimbursement available for sleep apnea treatment devices, such as CPAP devices, and on the desire of durable mobile equipment, or DME, suppliers to sell such devices. If healthcare providers cannot obtain sufficient reimbursement from third-party payors for such third-party treatment devices, our business may suffer. For example, in the past several years, Medicare has gradually reduced the reimbursement levels of CPAP devices through competitive bidding. In addition, under the Patient Protection and Affordable Care Act, or ACA, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, in 2016, CMS adjusted Medicare reimbursement amounts in non-competitive bidding areas to competitive bidding prices. On March 7, 2019, CMS announced it would initiate a new round of competitive bidding, named Round 2021, with contracts expected to become effective on January 1, 2021 and extend through December 31, 2023. In addition to adopting new bidding processes, CMS expanded the product categories included in competitive bidding to include non-invasive ventilators, in addition to oxygen, CPAP and respiratory assist devices, and related supplies and accessories, which had been included in prior rounds of competitive bidding. Competitive bidding has generally reduced the Medicare reimbursement to DME suppliers compared with reimbursement before the program was implemented. A further reduction of reimbursement levels or institution of burdensome restrictions and procedures on such reimbursements may also cause DME suppliers to lose interest in selling such devices, in which case, our TSS program and business would suffer. Reimbursement, funding and healthcare payment systems vary significantly by country and we may not obtain approvals for reimbursement in a timely manner, or at all. For example, in Japan, our second largest market for the past two years, our WatchPAT family of products was approved by local authorities and medical institutions that use our WatchPAT test for diagnosis of sleep apnea, at a fixed reimbursement amount per test. Nevertheless, local authorities have limited such clearance to diagnose OSA for the purpose of prescribing therapy only to those patients who are categorized as severe and, to our knowledge, PSG tests remain the dominant means of sleep apnea diagnosis. If our efforts to convince local authorities in Japan to remove such limitations fail, our growth prospects in Japan may be adversely affected. Similarly, our potential expansion in other countries may depend to a large extent on our ability to obtain reimbursement and coverage of our products by local payors and government agencies.

There is no certainty that our WatchPAT family of products will be included in, or recommended by, any clinical practice guidelines or other guidelines and standards relevant to our business.

Professional associations publish clinical practice guidelines from time to time, suggesting processes and procedures intended for various medical conditions, as well as other guidelines and standards for the dispatch, prescription and billing procedures for tests using medical devices. Such guidelines and standards have significant importance and influence decisions by various health plans administrators, clinicians, government agencies and hospital administrators. In addition, many physicians consider clinical practice guidelines and act according to the recommendations included therein. For example, the clinical practice guidelines to aid in the diagnosis of OSA published by the AASM included the PAT-based technology used by our WatchPAT family of products in March 2017, whereas AIM Specialty Health, or AIM, an organization which manages the insurance reimbursement policies for some insurance companies and payors in the United States, updated its guidelines to medical insurers to include sleep apnea diagnostic aids using the PAT-based technology, only in November 2017. There is no assurance that all medical insurers, in the United States as well as in other countries, will follow the AASM and AIM guidelines and provide reimbursement for our WatchPAT family of products and related services. There is also no certainty that our product will continue to be included in such guidelines, or recommended by additional clinical guidelines or that the methods by which we offer our products and related services for sale will be consistent with guidelines and standards related to the dispatch, prescription and billing procedures for medical devices.

If we fail to have our products included in clinical practice guidelines in the United States or in other countries into which we wish to expand (or, in the case of the AASM and AIM guidelines, continue to be included in such guidelines) or if we fail to offer our products and related services for sale in a manner consistent with guidelines and standards related to dispatch, prescription and billing, it could have an adverse effect on our business, financial condition and results of operations.

The loss of one or more of our material customers or a decline in demand from one or more of these customers could harm our business.

Historically, a limited number of customers accounted for a substantial portion of our total sales. For example, our three largest customers, Kaiser Foundation Health Plan, Inc., or Kaiser, Philips Respironics GK, a subsidiary of Koninklijke Philips NV (also known as Royal Philips), or Philips Japan, and the Department of Veterans Affairs, or VA, accounted for 22.4%, 11.0% and 6.6%, respectively, of our total revenues, in the year ended December 31, 2019, compared with 18.9%, 13.3% and 11.9%, respectively, of our total revenues in the year ended December 31, 2018. There can be no assurance that such customers will continue to order our products at the same level, or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

We depend on our proprietary PAT-based technology.

Our PAT-based technology is designed to provide a non-invasive window to the cardiovascular system and autonomic nervous system by monitoring the PAT signal and analyzing it for diagnostic aid purposes. Since our products are mainly based on our PAT-based technology, we are dependent on such technology that has taken us many years to develop. We have benefited from the fact that the type of proprietary technology equivalent to our PAT-based technology has not been widely available to, or used by, our competitors. If our technology becomes more widely available to our current or future competitors for any reason, or if our competitors are able to develop similar technology or present their products as using similar technology, our operating results may be adversely affected. Additionally, adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive.

The market for our WatchPAT family of products and related services is highly competitive. If we are unable to compete successfully, this would adversely impact our business, revenues and results of operation.

The market for our WatchPAT family of products is highly competitive and is characterized by frequent product improvements and evolving technology. Our competitors range from small privately held companies to multinational corporations and their product offerings vary in scope and breadth, and some of our competitors may have certain competitive advantages, including:

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

Also, while we are not aware of any competitors offering products and services similar to our TSS program and other WatchPAT related services targeted at the cardiology community, we believe that competitors who possess robust financial resources and sales and regulatory personnel may be able to overcome the barriers to entry into this market and offer products and service models similar to our TSS program.

Our ability to compete successfully depends, in part, on our ability to continuously develop, improve and market our WatchPAT family of products and related services. Consequently, we may need to increase our efforts, and related expenses for research and development, clinical studies and sales and marketing, to maintain or improve our market position. Additionally, our efforts to educate the medical community, specifically the cardiology community, and third-party payors on the linkage between sleep apnea and cardiovascular conditions, the advantages of shifting the point of care for sleep apnea from sleep centers to the cardiology care point as well as on the diagnostic aid benefits of the WatchPAT and related services may require significant resources and may not be successful.

The development of innovative new products and services by our competitors for the same or similar indications as our product offerings, which competitive products and services may be less costly, more effective, or more widely accepted by the medical community, may also adversely affect the sales of our products and related services and could result in our products and services being noncompetitive or obsolete. Also, our competitors may attempt to present their products as providing features and advantages similar or superior to those provided by the WatchPAT family of products or as being based on similar technology, thus adversely affecting our ability to differentiate our WatchPAT family of products. In addition, our WatchPAT family of products may be subject to pricing pressures as a result of competition with other HSATs or with PSG tests.

If we are unable to support our plans for continued growth, our business could suffer.

We intend to continue our investment in research and development activities and to expand our sales and marketing activities in the United States and in other countries through our own field sales force as well as through local distributors and DTC channel partners. If we continue to grow, the complexity of our operations is likely to increase, placing greater demands on our management. Our ability to manage our growth effectively depends on our ability to implement and improve our financial and management information systems on a timely basis and to effect other changes in our business, including the ability to monitor and improve our manufacturing systems, and align our information, quality and regulatory compliance systems, among others. Unexpected difficulties during expansion, the failure to attract and retain qualified employees and subcontractors, the failure to successfully replace or upgrade our management information systems, the failure to manage costs or our inability to respond effectively to growth or plan for future expansion could halt our growth. If we fail to manage our growth effectively and efficiently, our costs could increase faster than our revenues and our business results could suffer.

We depend on strategic relationships with our distributors, channel partners and other business partners and our revenues may be reduced if such relationships are not successful or are terminated.

Our products and services are offered through both direct and indirect channels, including distributors, channel partners in the cardiology and DTC segments and other business partners in the United States and in other countries. Specifically, we rely on strategic relationships with distributors and other business partners, such as Philips Japan, which acts as the exclusive distributor of our WatchPAT family of products in Japan, to sell our products, and these relationships account for a large portion of our revenues. In addition, in order to promote our TSS program in the United States, we are also developing partnerships with various business partners whose products or services are complimentary to ours. Additionally, we have entered into an agreement with a wholly-owned subsidiary of SoClean Inc., or SoClean, for the sale of our WatchPAT ONE via SoClean’s DTC marketing channels. Any failure of these relationships, whether to market our products effectively or generate significant revenues for us or our inability to sell products and services that are complimentary to ours, a termination of any of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could have a material adverse effect on our business, operating results and financial condition.

Natural disasters and other states of emergency, such as the novel coronavirus outbreak, could adversely impact our business, financial condition and results of operations.

Natural disasters and other states of emergency affecting the countries in which we operate, or the global economic markets may have an adverse impact on our business. For example, in December 2019, a strain of novel coronavirus surfaced in Wuhan, China and, in January 2020, the World Health Organization, or the WHO, declared the novel coronavirus outbreak a “Public Health Emergency of International Concern” and the U.S. Department of State instructed travelers to avoid all nonessential travel to China. Since then, the WHO declared the novel coronavirus as a pandemic and many countries, including the U.S., Israel, Japan and certain states in Europe have imposed various measures designed to minimize the spread of the coronavirus, such as restrictions on international travel, domestic commute, public gatherings and employment and business operations, as well as limitations on the presence of employees in any work place at a given time. Such measures, designed to limit the spread of the coronavirus, have impacted our operations and may continue to impact our operations, primarily in connection with our manufacturing facility in Israel.

In compliance with regulations enacted in Israel as a response to the coronavirus, we moved most of our office employees in Israel to work from their homes and have changed the structure of our manufacturing facility shifts in order to comply with the said regulations. Our supply chain has also been interrupted, particularly our suppliers in China, who have halted their operations for a few weeks. While our safety inventory has allowed us to meet demand for the first quarter of 2020, and our suppliers in China are in the process of resuming operations, with first deliveries already arrived in Israel recently, and while our current shift structure allows us to continue our manufacturing activities in full capacity, there is no assurance that more stringent regulations, limiting our suppliers ability to deliver or limiting our ability to operate our manufacturing facility at its current pace, will not be enacted. The coronavirus has also impacted the global economy and may impact our business, operations and sales and marketing efforts. If, as a result of the outbreak or a second or continued outbreak and related governmental orders and regulations, certain of our suppliers and subcontractors, primarily in China, continue to be affected and experience closures and labor shortages, this could disrupt their activities. We could therefore face difficulty sourcing key components and materials necessary to produce supply of our products, which may negatively affect our ability to meet demand for our products. Even if we are able to find alternate sources for some of these components and materials, qualification processes of such suppliers are lengthy and they may cost more, which could adversely affect our business, results of operations and financial position.

In addition, because the outbreak has spread to Israel, where our headquarters and single manufacturing facility are located, as well as to the U.S., where our U.S. headquarters and products warehouse are located, we have restricted access and may continue to restrict access, including of some of our own employees, to our facilities. Also, our employees in the various countries in which we operate may be infected by the coronavirus or quarantined for purposes of containing its spread. While employees whose access to our facilities was restricted are currently working remotely from their homes, these restrictions, could negatively impact our employees’ productivity. While current regulations allow us to operate our manufacturing facility in full capacity, subject to certain restrictions, we have applied for a special permit from the Israeli Ministry of Health and from the Israeli Ministry of Economics, that will allow some of our employees, who are most critical to our ability to continue production at the Israeli facility, to continue to have access to such facility, in case a complete shutdown is imposed in Israel. However, there is no assurance that we will obtain such permit and, even if we do obtain such permit, whether it will suffice in order to maintain production at the same level.

Moreover, the measures imposed by many countries to minimize the spread of the coronavirus, including restrictions on international travel, domestic commutes, public gatherings, entrance to medical facilities and the number of personnel present in a work place at a given time, may also adversely affect our sales and marketing efforts. In addition, the coronavirus outbreak could delay enrollment in our clinical trials due to prioritization of hospital resources toward the outbreak, and some patients may not be able to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. Also, as governments, regulators, healthcare systems and payors in the various counties in which we operate focus on containing the recent coronavirus outbreak, and prioritize their work and resources accordingly, there is no guarantee that submissions of our products for approval for sale or for inclusion in payor’s policies in such counties will be completed within standard time frames, which could adversely affect the execution of our business goals. Similarly, interruption or delays in the operations of the U.S. Food and Drug Administration, or the FDA, may also impact review and approval timelines.

Lastly, at this point in time, there is significant uncertainty relating to the potential effect of the novel coronavirus on our business and, while we maintain business continuity plans, they might not adequately protect us. Infections may become more widespread, including in countries where we manufacture key components of our products or in which we sell our products, and manufacturing closures, travel restrictions and other restrictions may remain or worsen, all of which would have a negative impact on our business, financial condition and results of operations.

We are dependent on a single facility that houses the majority of our manufacturing operations.

We are dependent on the uninterrupted and efficient operations of our leased manufacturing facility, located in Caesarea, Israel. If operations at the plant were to be disrupted or halted as a result of equipment failures, earthquakes and other natural disasters (including public health emergencies, such as the novel coronavirus and related governmental orders and regulations), fires, accidents, work stoppages, power outages, acts of war, terrorism or other reasons, we will likely need to use subcontractors or stop manufacturing activities until we are able to set up and qualify an alternative facility or subcontractor, and our business could be materially adversely affected. Lost sales, our inability to meet our delivery obligations or customers’ demand or increased costs that we may experience during the disruption or halting of operations may not be recoverable under our insurance policies, and longer-term business disruptions could result in a loss of customers, customers’ claims and loss of sales. If this were to occur, our business could be materially adversely affected.

We are dependent upon third-party manufacturers and suppliers, which makes us vulnerable to supply disruptions.

In addition to manufacturing our products in our own manufacturing facility, we also engage third-party manufacturers and suppliers. the majority of which are located in China and Israel, for the assembly and manufacture of our products and components of our products as well as to provide us with software licenses for IT platforms and other applications which we use as part of our CloudPAT and related services. Some of our suppliers and third-party manufacturers are not obligated to continue to supply us. We have relatively few sources of supply for some of the components and materials used in our products and IT platforms and other applications and, in some cases, we rely entirely on sole-source suppliers. In addition, the lead-time involved in manufacturing some of these components can be lengthy. Our third-party suppliers and manufacturers may encounter problems during manufacturing or supply or suffer a complete stoppage of operations for long periods of time, due to a variety of reasons, including, among others, failure to follow specific protocols and procedures, failure to comply with applicable regulatory requirements, equipment or software malfunctions, environmental factors, natural disasters, including public health emergencies, such as the novel coronavirus and related governmental orders and regulations, or work force stoppages, any of which could delay or impede their ability to meet our demand for components or ongoing support. Our sole-source suppliers, and any of our other suppliers or our third-party contract manufacturers, may be unwilling or unable to supply the necessary materials and components or manufacture and assemble our products reliably and at the levels we anticipate or that are required by the market. Our ability to supply our products and related services commercially and to develop any future products and related services depends, in part, on our ability to timely obtain these materials, components and products in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. For example, we rely upon a single supplier who provides us with development services and database management services used for our CloudPAT platform.

While our suppliers and other contract manufacturers have generally met our demand for their products and services on a timely basis in the past, there have been occasions when our suppliers, particularly in China, during the recent novel coronavirus outbreak, have completely halted their operations resulting in a disruption of supply of components and materials to us. While we generally maintain relatively high inventory levels of components, materials and complete products, to allow us to meet customers’ demand despite potential supply disruption by our suppliers and contract manufacturers, we cannot guarantee that such inventory levels will be sufficient in the face of long term supply disruptions or stoppages or that our suppliers and contract manufacturers will be able to meet our demand for their products and services in the future, either because of acts of nature, emergency situations and the nature of our agreements with those suppliers and other manufacturers or our relative importance to them as a customer., Our suppliers and other manufacturers may also decide in the future to discontinue or reduce the level of business they conduct with us. While we believe we can engage alternative suppliers, license or purchase our requirements or develop an alternative independently, changing suppliers or contract manufacturers due to any change in, or termination of, our relationships with these third parties may be a lengthy and expensive process and, consequently, we may lose sales, experience manufacturing or other delays, incur increased costs or otherwise experience impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative relationships on adequate terms and without delays. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

•	our third-party suppliers or third-party manufacturers, especially new suppliers or manufacturers, may make manufacturing errors that may not be detected by our quality assurance testing, which could negatively affect the efficacy or safety of our products or cause shipment delays or product recalls;

•	our suppliers or third-party manufacturers may encounter financial or other hardships unrelated to our demand, such as a result of equipment failures, earthquakes and other natural disasters (including public health emergencies, such as the novel coronavirus and related governmental orders and regulations), which could inhibit their ability to fulfill our orders and meet our requirements; and

•	our suppliers or third-party manufacturers may not maintain their regulatory clearances, authorizations or approvals and as a result, we may not be able use their products or services, which may result in delays and reduction of our production capacity.

In addition, replacement or alternative sources might not be readily obtainable due to regulatory requirements and other factors applicable to our manufacturing operations. Incorporation of components or services from new suppliers or new third-party manufacturers into our products and related services may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product manufacturing. This process may take a substantial period of time, and we may not be able to obtain the necessary regulatory clearance or approval. This could also create supply disruptions that would harm our ability to meet our delivery obligations to our customers, may impede product sales and could have a material adverse effect on our business, financial condition and results of operations.

Our Credit Facility contains restrictive covenants that may limit our operating flexibility.

In February 2020, we secured a line of credit from an Israeli bank of up to $20 million, subject to the terms of the Credit Facility, from which we withdrew $5 million on February 20, 2020, which are due on May 20, 2020, unless extended with the consent of the bank. In order to secure our obligations under the Credit Facility, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on (i) our intellectual property, goodwill, holdings in our subsidiaries and certain other assets; and (ii) all of the assets of our U.S. subsidiary. We refer to the agreements relating to such charges and other security interests as the Security Agreements.

The Security Agreements contain a number of customary restrictive terms and covenants that limit our operating flexibility, such as limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees, on engagement in certain fundamental transactions including mergers and consolidations, on the sale and transfer of assets and on distributions of dividends. The Security Agreements also grant the bank the ability to accelerate repayment in certain events, such as breach of covenants, liquidation and a change of control of our Company. In addition, our right to make any draws under the Credit Facility is conditioned upon us having cash balances in our account with the lending bank of not less than 30% of the total amount drawn for draws of up to $10 million in the aggregate and 40% of the aggregate amount exceeding $10 million. Such provisions may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations. A breach of any of these covenants could result in a default under the Credit Facility, which could cause all of the outstanding indebtedness under our Credit Facility to become immediately due and payable and terminate all commitments to extend further credit. These covenants could also limit our ability to seek capital through the incurrence of new indebtedness or, if we are unable to meet our obligations, require us to repay any outstanding amounts with sources of capital we may otherwise use to fund our business, operations and strategy.

Defects or failures associated with our products or our quality system could lead to the filing of adverse event reports, product recalls or safety alerts with associated negative publicity and could also subject us to regulatory actions.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or bodily injury of a patient. These problems could lead to a recall of, issuance of a safety alert relating to, or need for us to submit applications for new marketing authorizations for, our products and result in significant costs and negative publicity. An adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension of current regulatory clearances or approvals of our products or delays in regulatory reviews of our applications for new product approvals or clearances. The FDA, and foreign regulatory authorities have the authority to require the recall of commercialized products in certain circumstances, such as where the FDA finds that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences or death. We may also voluntarily undertake a recall of our products, temporarily shut down production lines or place products on a shipping hold based on internal safety and quality monitoring. We may also face litigation brought against us as a result of any of the foregoing instances, by customers and patients, and there is no assurance that our insurance policies will fully cover such claims. A government-mandated or voluntary recall or other shutdown by us could occur as a result of an unacceptable health risk, component failure, malfunction, manufacturing defect, labeling or design deficiency, packaging defect, or other deficiency or failure to comply with applicable regulations. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary withdrawals for our products in the future that we determine do not require notification to the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results. Moreover, depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner.

We are subject to the FDA’s medical device reporting, or MDR, regulations and similar foreign regulations, which require us to report to the FDA or foreign regulatory bodies when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event or malfunction, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearances, seizure of our products or delay in clearance or approval of future products.

Our future operating results will depend on our ability to sustain an effective quality control system and effectively train and manage our employee base, suppliers and subcontractors with respect to our quality system. Our quality system plays an essential role in determining and meeting customer requirements, preventing defects and improving our products and services. While we have a network of quality systems throughout our business lines and facilities, quality and safety issues may occur with respect to any of our products. A quality or safety issue may result in, among other things, product recalls, a public warning letter, a public safety communication or potentially a consent decree from the FDA in the United States and from similar regulatory bodies elsewhere. In addition, we may be subject to product recalls or seizures, monetary sanctions, injunctions to halt manufacturing and distribution of products, civil or criminal sanctions, import detentions of our products and restrictions on operations. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition.

The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our currently marketed products have been cleared by the FDA for specific indications. We train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-cleared indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment and practice of medicine he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those cleared by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, which is used for violators that do not necessitate a warning letter, issuance of a warning letter or imposition of an injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described below, product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

We face the risk of product liability claims that could be expensive, divert management attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA or other applicable foreign regulatory authority and manufactured in facilities regulated by the FDA or other applicable foreign regulatory authority. Our products are designed to test, and future products may be designed to test, important bodily functions and processes. Any adverse effects, manufacturing defects, misuse or abuse associated with our devices could result in patient injury. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability suits. We may be subject to product liability claims if our devices cause, or merely appear to have caused, patient injury. In addition, we may be subject to claims related to our DTC business through the online marketplace that we plan to create, which will connect patients in demand for clinical services with physicians. Further, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us either as manufacturers or resellers of third-party devices. Product liability claims may be brought against us by patients, physicians, healthcare providers or others selling or otherwise coming into contact with our products or, while less likely, the products we resell.

In addition, we facilitate the provision of home sleep apnea test interpretation, and also plan to facilitate the provisions of prescriptions and on-line consultations via our digital health platform, the CloudPAT, by licensed physicians in line with acceptable medical standards. We take precautions to assure that all of the physicians which provide services via CloudPAT are duly licensed and intend to require all such physicians to procure appropriate professional malpractice insurance, however, there is no assurance that patients receiving such physician services, facilitated by our CloudPAT platform do not suffer from malpractice by such physicians, which may be the basis for a claim against us.

If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability and medical malpractice claims may result in:

•	cost of litigation;

•	distraction of management’s attention from our primary business;

•	the inability to commercialize our products and related services;

•	decreased demand for our products and related services, including through our digital health platform;

•	damage to our business reputation;

•	product recalls or withdrawals from the market;

•	withdrawal of clinical trial participants;

•	substantial monetary awards to patients or other claimants; and

•	loss of sales.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply of those products to our customers and may negatively impact our reputation. We can provide no assurance that we will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our products, either of which could have a material adverse effect on our business, financial condition and results of operations.

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

Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.

We may use open source software in connection with our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we plan to monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations, and could help our competitors develop products and services that are similar to or better than ours. In addition, there can be no assurance that the security characteristics of open source software would be sufficient to keep our products or services compliant with applicable security and privacy requirements and regulations.

We have limited data and experience regarding the safety and efficacy of our products. Results of earlier studies may not be predictive of future clinical trial results, or the safety or efficacy profile for such products.

The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later studies or clinical trials, and interim results of a study or clinical trial do not necessarily predict final results. Our interpretation of data and results from our studies or clinical trials do not ensure that we will achieve similar results in future studies or clinical trials in other patient populations. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials.

If we receive a significant number of warranty claims or our products require significant post-sale support, our costs will increase and our business and financial results will be adversely affected.

Sales of our products typically include a warranty on our part, generally for a period of 12 months from the date the product is delivered to the customer’s facility (and, in some cases, for extended periods of 24 and 36 months). While we have not experienced many warranty claims in the past and the cost of repairing or replacing our products has not been material thus far, if product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve market acceptance.

Long lead-times required by certain suppliers could prevent us from meeting the demand for our products. As such, if we do not accurately forecast such demand, our operating results could be adversely affected.

Market uncertainty makes it difficult for us, our customers, our distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order or produce excess products that can increase our inventory costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or components and materials used in our products, that could result in an inability to satisfy demand within a timeframe acceptable by our customers for our products and a resulting material loss of potential revenue.

In addition, some of our suppliers, such as suppliers of components, may require extensive advance notice of our requirements in order to produce products in the quantities we desire and may not guarantee the final price in advance. This long lead-time, which in some cases can be between six and twelve months, and price fluctuations may require us to place orders far in advance of the time when certain products will be offered for sale, thereby also making it difficult for us to accurately forecast supply of our products and their cost of manufacturing, exposing us to risks relating to shifts in consumer demand and trends, cost fluctuations and adversely affecting our operating results.

Our competitive position may be adversely affected if we fail to develop additional products and applications or enhance existing products.

We plan to develop and manufacture additional products and applications using our PAT-based technology, continue enhancing our existing line of products and further develop and enhance our digital health platform in order to remain competitive. There is no certainty that we will meet the technological, clinical and regulatory requirements or any other requirements applicable to the development process of such new products or applications. In addition, we may not have the financial resources necessary for the completion of such development. If we fail to develop additional products and applications, enhance our existing line of products or further develop and enhance our digital health platform in a manner that is acceptable to our partners and consumers, it may have an adverse effect on our competitive position, reputation, growth prospects and business results, and our operating results may decline or fail to grow as expected. In addition, if we fail to develop and deploy new products, enhancements of our products and our digital health platform on a timely basis or if we fail to gain market acceptance of our new products, our revenues may decline and we may lose market share to our competitors.

The risks and uncertainties inherent in conducting clinical trials could delay or prevent the development and commercialization of new products, or new indications for our existing products, which could have a material adverse effect on our results of operations, financial condition and growth prospects.

Manufacturers may be required to conduct clinical trials prior to obtaining regulatory authorizations to market and sell a medical device in any given territory, or may conduct clinical trials to support the marketing of their products. Clinical trials are experiments conducted or observations made in clinical research of medical devices on human participants. Such trials are designed to answer particular questions about novel medical devices or new indications that require further study and provide data about the product’s safety and efficacy, and are subject to stringent oversight by regulatory authorities and/or institute ethics committees. Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes.

We have been required to provide data from clinical trials in connection with our submissions for marketing authorizations, and we may be required to support our marketing authorization submissions with clinical data in the future. There are a number of risks and uncertainties associated with conducting clinical trials. Clinical trials vary in scale and scope and may entail significant costs. They are also often conducted with patients having advanced stages of disease and, as a result, during the course of the trial, these patients may suffer adverse medical effects for reasons that may not be related to the product being tested, but which nevertheless affect the clinical trial results. In addition, side effects experienced by the patients may cause a delay of clearance or approval or limited profile of a cleared or approved product. Moreover, clinical trials may not provide sufficient safety and efficacy data to support FDA clearance or approval, or the approval or marketing authorization of applicable foreign regulatory authorities. Regulatory authorities may disagree with our interpretation of data and results from our clinical trials.

Failure can occur at any time during the clinical trial process, and the results from early clinical trials may not be predictive of results obtained in later and larger clinical trials. Product candidates in later clinical trials may fail to show the desired safety or efficacy despite having progressed successfully through earlier clinical testing. In the future, the completion of clinical trials, if required, for our new products or new indications of current products may be delayed or halted for many reasons, including:

•	we may be required to submit an IDE application to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials;

•	regulators may disagree as to the design or implementation of our clinical trials, and regulators or institutional review boards or ethics committees may not allow us to commence or continue a clinical trial;

•	we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	the number of subjects required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, the number of clinical trials being conducted at any given time may be high and result in fewer available subjects for any given clinical trial or subjects may drop out of these clinical trials at a higher rate than we anticipate;

•	risks associated with trial design, which may result in a failure of the trial to show statistically significant results;

•	clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	our third-party contractors, including those manufacturing products or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	safety issues, including adverse events associated with product candidates, occurring during clinical trials;

•	the failure of patients to complete clinical trials due to adverse side effects, dissatisfaction with the product candidate or other reasons;

•	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial; and

•	governmental or regulatory delays or changes in regulatory requirements, policy, guidelines or interpretations.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and ethics committees or institutional review boards at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice, or cGMP, requirements and other regulations. Furthermore, we may rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials, and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants in our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays, or both. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Any failure or delay in completing clinical trials for new products or new indications of our products would prevent or delay the commercialization of our product or the introduction of new indications for our products, which could result in significant expenses and materially adversely affect our business. In addition, disruptions caused by the coronavirus pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. There is no certainty that our expenses related to clinical trials will lead to the development of products or new product indications that will receive regulatory clearance or approval and generate revenues in the near future, or ever.

Delays or failure in the development and commercialization of our products could have a material adverse effect on our results of operations, liquidity, financial condition and growth prospects. Negative results of clinical trials performed by us or by third parties regarding the use of our products may also adversely affect the medical community’s and customers’ acceptance of our products.

Our revenues and operating results could fluctuate significantly.

Our revenues and operating results may vary significantly from year-to-year and quarter-to-quarter. Variations may result from, among other factors:

•	the timing of product launches, and market acceptance of such products launched;

•	changes in the amount we spend to research, develop, acquire, license or promote new products;

•	the outcome of our research, development and clinical trial programs, as well as independent trials conducted without our involvement which could be published in peer-reviewed journals;

•	serious or unexpected health or safety concerns related to our products or our product candidates;

•	the introduction of new products by others that render our products obsolete or noncompetitive;

•	the ability to maintain selling prices and high gross margins on our products;

•	changes in coverage and reimbursement policies of health plans and other health insurers, including changes to Medicare, Medicaid and similar state programs;

•	increases in the cost of components or raw materials used to manufacture our products;

•	manufacturing and supply interruptions, including product rejections or recalls due to failure to comply with manufacturing specifications or inability to meet demand due to interruptions in our supply chain;

•	the timing of FDA or any other foreign regulatory authority clearances, authorizations or approvals;

•	the ability to protect our intellectual property and avoid infringing the intellectual property of others;

•	the timing and quantities of our customers’ purchases of our products, which may be affected by factors out of our control including, among others, their budget constraints; and

•	the outcome and cost of possible litigation over patents with third parties.

We are an international business, and we are exposed to various global risks that could have a material adverse effect on our financial condition and results of operations.

As an international business, which operates in multiple jurisdictions, we are exposed to trends and financial risks of international markets, and are also required to comply with varying legal and regulatory requirements in such multiple jurisdictions. Profitability from international operations may be limited by risks and uncertainties related to regional and global economic conditions, regulatory clearances and approvals and reimbursement approvals, and our ability to implement our overall business strategy in various jurisdictions. We expect these risks will increase as we pursue our strategy to expand operations into new geographic markets. We may not succeed in developing and implementing effective policies and strategies in each location where we conduct business. Any failure to do so may harm our business, results of operations and financial condition.

International sales and operations are subject to a variety of risks, including:

•	foreign currency exchange rate fluctuations;

•	potential adverse changes in laws and regulatory practices, including export license requirements, trade barriers, tariffs and tax laws;

•	burdens and costs of compliance with a variety of foreign laws;

•	foreign tax laws and potential increased costs associated with overlapping tax structures;

•	greater difficulty in staffing and managing foreign operations;

•	greater risk of uncollectible accounts;

•	longer collection cycles;

•	logistical and communications challenges;

•	changes in labor conditions;

•	political and economic instability, including, without limitation, due to natural disasters or other catastrophic events, such as terrorist attacks, pandemic diseases, such as the novel coronavirus, hurricanes, fire, floods, pollution and earthquakes;

•	greater difficulty in protecting intellectual property;

•	the risk of third-party disputes over ownership of intellectual property and infringement of third-party intellectual property by our products; and

•	general economic and political conditions in these foreign markets.

International markets are also affected by economic pressure to contain reimbursement levels and healthcare costs. Profitability from international operations may be limited by risks and uncertainties related to regional economic conditions, regulatory clearances and approvals and reimbursement approvals, competing products, infrastructure development, intellectual property rights protection and our ability to implement our overall business strategy. We expect these risks will increase as we pursue our strategy to expand operations into new geographic markets. We may not succeed in developing and implementing effective policies and strategies in each location where we conduct business. Any failure to do so may harm our business, results of operations and financial condition.

Exchange rate fluctuations, primarily between the U.S. dollar and the NIS, may negatively affect our liquidity, financial condition and results of operation.

We currently generate a substantial portion of our revenues in U.S. dollars whereas we currently incur a significant portion of our expenses in other currencies, predominantly NIS. Since our functional and reporting currency is the U.S. dollar, our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which we transact business. For example, during 2019, we witnessed a strengthening of the average exchange rate of the NIS against the U.S. dollar, which increased the U.S. dollar value of Israeli expenses. If the NIS strengthens against the U.S. dollar, as it did in 2019, the U.S. dollar value of our Israeli expenses, mainly personnel and facility-related, will increase. It is possible that such fluctuation of the average exchange rate of the NIS against the U.S. dollar may continue in 2020, including as a result of the effect of the coronavirus outbreak on global economy, including on currencies exchange rates. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

Changing or severe global economic conditions may materially adversely affect our business.

Our business and financial condition are affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. The global economy is subject to uncertainties surrounding its strength in many regions. For example, the recent outbreak of the coronavirus is already affecting the global economy and international trade (see also above under “Natural disasters and other states of emergency, such as the novel coronavirus outbreak could adversely impact our business, financial condition and results of operations”) and, at this point in time, there is significant uncertainty relating to the potential effect thereof on our business. In addition, the recent escalating disagreements between the United States and certain European states, as well between the United States and China, with respect to placing tariffs and other trade barriers, may adversely affect international trade and we cannot predict the implications of such barriers on our business. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit or concerns about restraints on credit. Should an economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

In addition, if the market is flat and customers experience low visibility, we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

Our ability to retain and attract qualified senior management, including our President and Chief Executive Officer, as well as employees with the expertise required for our business is key to our success.

Our success largely depends on our ability to retain and attract qualified senior management, in particular Mr. Gilad Glick, our President and Chief Executive Officer, who also acts as President of our wholly-owned U.S. subsidiary, Itamar Medical, Inc., as well as on our ability to retain and attract qualified personnel, including personnel with expertise in research and development and sales and marketing, and to effectively provide for the succession of senior management. There is intense competition from numerous biotechnology, medical device and other companies seeking to employ qualified individuals in the business fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the achievement of our business objectives.

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

Our employees, independent contractors, consultants, partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, former employees, independent contractors, consultants, partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the regulations of the FDA, the European Medicines Agency, or the EMA, and comparable foreign regulatory authorities, provide true, complete and accurate information to the FDA, EMA and comparable foreign regulatory authorities, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in Israel, the United States and similar foreign fraudulent misconduct laws, report financial information or data accurately or disclose unauthorized activities to us. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct by our employees, independent contractors, consultants, partners and vendors, and the precautions we take to detect and prevent such activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of civil, criminal and administrative penalties, damages, monetary fines, imprisonment, disgorgement, possible exclusion from participation in government healthcare programs, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings and the curtailment of our operations.

Cyber security attacks or breaches of our data could adversely affect our reputation and business.

The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error are constantly evolving. Computer hackers and others routinely attempt to breach the security of high profile companies, governmental agencies, technology products, services and systems. Such risk may be enhanced if a significant portion of our personnel were to work remotely, as is currently done due to the coronavirus outbreak.

In the ordinary course of our business, we collect and store personal, financial, proprietary and other confidential information related to our business, employees, customers and their patients and partners on our IT systems. We rely on said systems to manage our business, operations and research and development and, in some cases, to provide services to our customers. For example, sensitive data is stored using our CloudPAT digital health cloud-based platform. This includes, where required or permitted by applicable laws, personally identifiable information of our customers, as well as records of home sleep tests conducted by our WatchPAT devices and the interpretation records of such tests. The CloudPAT platform facilitates the upload, storage and transfer of such data as part of the services provided via the CloudPAT platform. We also plan to enhance our CloudPAT platform to facilitate on-line physician consults and transferring of related medical documentation. Certain third parties with whom we collaborate also collect and store such data. The secure maintenance of this information is important to our operations and business strategy. Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from, among others, computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization or similar disruptive problems. Any such breach could compromise information stored on our networks or those of our partners and may result in significant data losses or theft of personally identifiable information. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. A cybersecurity breach could also hurt our reputation by adversely affecting the patients’ perception of the security of their information. A number of proposed and enacted federal, state and international laws and regulations obligate companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by third parties, including collaborators, vendors, contractors or other organizations with which we expect to form strategic relationships.

We are subject to strict data privacy laws and regulations in the United States, European Union and other jurisdictions in which we operate, governing the collection, transmission, storage and use of data and personally identifying information, such as the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HIPAA, in the United States and the General Data Protection Regulation, or GDPR, in Europe. Any breach, unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under data privacy laws and regulations, disruption of our operations, including delays in our efforts to obtain regulatory clearances or approvals of our products, criminal penalties or civil liabilities, any of which would damage our reputation and adversely affect our business. See also below under “Risks Related to Our Industry—Privacy regulations may impose costs and liabilities on us, limit our use of information, and adversely affect our business.”

We can provide no assurance that our current IT systems are fully protected against cyber security threats or that any breach of our IT system will be detected. Even when a security breach is detected, the full extent of the breach may not be determined immediately. An increasing number of companies have disclosed security breaches of their IT systems and networks. We believe such incidents are likely to continue, and we are unable to predict the direct or indirect impact of these future attacks on us. In addition, although we maintain cyber security insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations and there can be no assurances that our insurance coverage will be sufficient, or that insurance proceeds will be paid to us in a timely manner.

We rely on Internet infrastructure, cloud services and other third-party providers and our own systems for providing services to our clients via our CloudPAT digital platform, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business.

Our ability to deliver and facilitate services through our cloud-based CloudPAT digital health platform is dependent, in part, on the development and maintenance of the infrastructure of the Internet, telecommunications services, cloud services and other third-party services. This includes maintenance of a reliable infrastructure and network connection with the necessary speed, data capacity and security for providing reliable Internet access and services.

Our services are designed to operate without interruption, however, there is no assurance that we will not experience infrastructure failures which may adversely affect the level of our services in the future. We rely on internal systems as well as on third-party suppliers and service providers to provide our services. Interruptions in these systems could affect the security, availability or level of our services and prevent or inhibit the ability of our customers and partners to access our services. If a catastrophic event occurs with respect to one or more of these systems, we may experience an extended period during which service level decreases or service is not available, which could result in substantial remedial costs, a negative impact on our relationship with our clients and partners as well as on our reputations, resulting in an adverse effect on our business, results of operations and financial condition.

Any failure of or by our own systems or third-party providers’ systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over our third-party suppliers, which increases our vulnerability to disruptions of the services they provide. Any errors, failures, interruptions or delays experienced in connection with these third-party service providers or our own systems could negatively impact our relationships with clients and partners, adversely affect our business and expose us to third-party liabilities.

The reliability and performance of our Internet connection may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our cloud-based services.

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

As part of our growth strategy, we intend to evaluate and may pursue acquisitions of, or significant investments in, complementary companies or technologies to increase our technological capabilities and expand our product offerings. Acquisitions and the successful integration of new technologies, products, assets or businesses that we may acquire in the future will require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks typically encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation or integration of the acquired technology into our product offerings; being subject to known or unknown contingent liabilities, including taxes, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits which may, among other things, also lead to goodwill impairments or other write-offs. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with potential future acquisitions. Our inability to successfully integrate the operations of an acquired business, including a successful implementation of the technologies we acquire, and realize anticipated benefits associated with an acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration or partial consideration as well as in the incurrence of indebtedness if we borrow funds to finance such transactions.

We may face both reputational and SEC enforcement risks with respect to conflict minerals obligations.

Because of the listing of our ADSs on the Nasdaq Capital Market, we are subject to disclosure requirements under Section 102 of the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding the source of certain minerals for which such conflict minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured which are mined from the Democratic Republic of Congo, and adjoining countries, including: Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia. These rules require reporting companies to file a conflict minerals report as an exhibit to a Form SD report with the SEC. The conflict minerals report is required to set out the due diligence efforts and procedures exercised on the source and chain of custody of such conflict minerals, in accordance with internationally recognized due diligence framework, and a description of our products containing such conflict minerals. Although we expect that we will be able to comply with the SEC rules and timely file our initial Form SD report with the SEC, in preparing to do so we are dependent upon information supplied by certain suppliers of products that contain, or potentially contain, conflict minerals. Such preparation may be costly. To the extent that the information that we receive from our suppliers is inaccurate or inadequate or our processes in obtaining that information do not fulfill the SEC’s requirements, we could face both reputational and SEC enforcement risks.

We may require additional funds to support our strategy and long-term operational plans, and, if additional funds are not available, we may need to significantly scale back or even cease our planned operations.

We plan to expand our business, which would require us to increase our investment in research and development as well as require expansion of our sales and marketing activities, including investing significant resources in further developing our sales work force and in obtaining insurance reimbursement of our products in additional territories, to support and drive our sales and marketing efforts. Our ability to take these and other actions may be limited by our available liquidity. As a result, in the future, we may seek additional financing to meet our working capital and capital expenditure requirements.

Additional debt or equity financing that we may need may not be available on terms favorable to us, or at all, and if additional funds are raised through an equity financing, the percentage ownership of our then-current shareholders would be diluted. Additionally, certain financing we obtain may contain restrictive covenants or other unfavorable terms that limit our operating flexibility or our ability to secure additional financing in the future. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our development activities and growth plans or be forced to sell assets, perhaps on unfavorable terms, which would have a material adverse effect on our business, financial condition and results of operations. Further, we may not be able to continue operating if we do not generate sufficient revenues to finance our operations. In addition, we may incur substantial costs in pursuing capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs.

Risks Related to Our Intellectual Property

We depend on our intellectual property, and our future success is dependent on our ability to protect our intellectual property and not infringe on the rights of others.

Our success depends, in part, on our abilities to obtain patent protection for our products, register our trademarks in the geographic locations in which we operate, protect against any infringement or misuse of our patents and trademarks, maintain the confidentiality of our trade secrets and know-how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights. We try to protect our proprietary rights by, among other things, filing United States and foreign patent applications related to our products, inventions and improvements that may be important to the continuing development of our products and applying for the registration of our trademarks in certain geographic locations in which we operate. However, we cannot assure you that:

•	any of our future processes or products will be patentable;

•	we will identify all patentable aspects of the inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them;

•	our processes or products will not infringe upon the patents of third parties;

•	our patents will protect us in the jurisdictions where our patents have been granted;

•	all of the potentially relevant prior art that may be used to invalidate our patents or that may prevent a patent from issuing from one of our pending patent applications has been found and been provided to the relevant patent examining authorities; or

•	we will have the resources to defend against charges of patent infringement or other violation or misappropriation of intellectual property by third parties or to protect our own intellectual property rights against infringement, misappropriation or violation by third parties.

Because the patent position of medical device companies involves complex legal and factual questions, we cannot predict the validity and enforceability of our patents, or provide any assurances that any of our patent applications will be found to be patentable, with certainty. Our issued patents may not provide us with any competitive advantages, may be held invalid or unenforceable as a result of legal challenges by third parties or could be circumvented. Our competitors may also independently develop processes, technologies or products similar to ours or design around or otherwise circumvent any patents issued to, or licensed by, us. Thus, any patents that we own or license from others may not provide adequate protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford relatively limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. After the completion of development and registration of our patents, third parties may still manufacture or market our products despite our patent protected rights. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technology. If competitors were to mimic our technology, it may result in loss of sales and material litigation expenses. Such infringement of our patent protected rights is likely to cause us damage and lead to a reduction in the prices of our products, thereby reducing our anticipated profits.

The patent application and approval process is expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, due to the extensive time needed to develop, test and obtain regulatory approval for our products, any patents that protect our products may expire early during commercialization. For example, our original United States patent and corresponding foreign patents, covering our PAT-based technology and certain embodiments thereof, expired during 2017. Since our products have undergone substantial development since then, we believe they should be protected by newer patents. However, we cannot be sure that these patents will be commercially useful in protecting our technology and, even if they are, our granted patents and any patents issued from our currently pending patent applications, should they issue without terminal disclaimers or other term shortening restrictions, are scheduled to expire between 2020 and 2037. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of competing products into the market and a subsequent decline in market share and profits.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

The Leahy-Smith America Invents Act, or AIA, which was passed in September 2011, resulted in significant changes to the United States patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that filed or files a patent application in the United States Patent and Trademark Office, or USPTO, after March 16, 2013 but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third-party. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that alter where a patentee may file a patent infringement suit and that provide opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our United States patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or any licensors’ patent applications and the enforcement or defense of our or any licensors’ issued patents.

Additionally, the United States Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, and the complexity and uncertainty of European patent laws has also increased in recent years. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, European and other patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO, European and other patent agencies over the lifetime of the patent. While an unintentional failure to make payment of such fees or to comply with such provisions can in many cases be cured by additional payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance with such provisions will result in the abandonment or lapse of the patent or patent application, and the partial or complete loss of patent rights in the relevant jurisdiction.

Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents within prescribed time limits. If we or any licensors fail to maintain the patents and patent applications covering our product candidates or if we or any licensors otherwise allow our patents or patent applications to be abandoned or lapse, it can create opportunities for competitors to enter the market, which would hurt our competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved.

It is possible that defects of form in the preparation, filing or prosecution of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope or requests for patent term adjustments. If we fail to establish, maintain or protect such patent rights and other intellectual property rights, such rights may be reduced or eliminated. If there are material defects in the form, preparation, prosecution or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

Foreign patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Patent rights are territorial; thus, the patent protection we currently have will extend only to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States. For example, certain countries do not grant patent claims that are directed to the treatment of humans. Competitors may successfully challenge our patents, produce similar devices that circumvent and do not infringe our patents, or manufacture devices in countries where we have not applied for patent protection or that do not respect our patents. Furthermore, it is difficult to predict the scope of claims that will be allowed in pending applications and it is also difficult to predict which claims of granted patents, if any, will be deemed enforceable in a court of law. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which would result in substantial costs and diversion of our management’s efforts, thus adversely affecting our results of operations.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

In addition to filing patent applications, we protect our trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to our proprietary information, such as our development or commercialization partners, employees, contractors and consultants. We also enter into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees, advisors, research collaborators, contractors and consultants while we employ or engage them. However, we cannot ensure that all such agreements have been duly executed. Moreover, these agreements can be difficult and costly to enforce or may not provide adequate remedies. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

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

The development, manufacture, use, sale, offer for sale or importation of our products may infringe third-party patents or other intellectual property rights. The nature of claims contained in unpublished patent applications around the world is unknown to us and it is not possible to know which countries patent applicants may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Our competitors may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use and sell our products. We may also be subject to claims based on the actions of employees and consultants with respect to the usage or disclosure of intellectual property learned at other employers. In addition, a third party may claim an ownership interest in one or more of our patents or other intellectual property rights. A third party could bring legal actions against us and seek monetary damages and/or to enjoin testing, manufacturing and marketing of the affected product or products. While we are presently unaware of any claims or assertions by third parties with respect to our patents or other intellectual property, we cannot guarantee that a third-party will not assert a claim or an interest in any such patents or intellectual property. The cost to us of any intellectual property litigation or other infringement proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their greater financial resources. Uncertainties resulting from the initiation and continuation or defense of intellectual property litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant financial resources and management time. Consequently, there is no assurance that we will be able to develop or commercialize a product in line with our business objectives, in the event of an infringement action. In the event of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties, or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from completing the development or commercialization of a product if, as a result of actual or threatened patent infringement or other claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Our ability to protect our products from unauthorized making, using, selling, offering to sell or importing by third parties or to protect against third parties purporting to offer their products based on the same or similar technology as our products is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities and on the extent to which such third parties may circumvent such rights or present their products as non-infringing. To counter infringement, unauthorized use by our competitors or other third parties of our patents, trademarks, copyrights or other intellectual property, or the promotion of products as based on the same or similar technology as our products in order to gain marketing advantages based on the association with our technology, we may be required to file infringement or other claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers or other third parties could provoke these parties to assert counterclaims against us alleging, among other allegations, that we infringe their patents or other proprietary rights, in addition to counterclaims asserting that our patents or trademarks are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of any patent is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making or selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are unenforceable, that the alleged infringing mark does not infringe our trademark rights or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this last instance, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy for the loss and damages which may be associated with such infringement, including damage to our brand name and loss of sales to infringing competitors. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If security analysts or investors perceive these results to be negative, it could adversely affect the price of our ordinary shares and the ADSs. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, nor to defend against counterclaims that may be filed against us, both of which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary costs of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions”, which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no agreement between an employer and an employee regarding consideration for service inventions, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions and the scope and conditions for such remuneration. Prior decisions by the Committee created uncertainty, as it was held that employees may be entitled to remuneration for their service inventions despite having waived any such rights. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, without further compensation. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, as a result of the uncertainty under Israeli law with respect to the efficacy of waivers of service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. If such claims are successful, we may be required to pay remuneration to our current and/or former employees which could negatively affect our results of operations.

Risks Related to Our Industry

Our ability to market and sell products depends upon receipt of domestic and foreign regulatory clearances or approvals of our products and, as required, manufacturing facilities and operations. We and our products are also subject to extensive government regulation and oversight both in the United States and abroad even after regulatory approvals and clearances are obtained. Our failure to timely obtain or maintain regulatory clearances and approvals and to maintain compliance with regulatory requirements could negatively affect our business.

Our products are regulated as medical devices. Accordingly, our products and operations are subject to extensive regulation by governmental authorities such as the FDA in the United States, the European Union National Competent Authorities of the Member States of the European Economic Area, or EEA, and numerous other national or state governmental authorities in the countries in which we manufacture and sell our products. These regulations govern, among other things, the research, testing, manufacturing, safety, clinical efficacy, effectiveness and performance, product standards, packaging requirements, labeling requirements, import/export restrictions, storage, recordkeeping, promotion, distribution, production, post-marketing surveillance and handling of complaints, tariffs, duties and tax requirements. Our products and operations are also often subject to the rules or norms of industrial standards bodies, such as the International Standards Organization, or ISO, or the rules of associations of healthcare professionals.

In the United States, our products are medical devices subject to regulation by the FDA pursuant to its authority under the federal Food, Drug and Cosmetic Act, or FDCA, and its implementing regulations. In addition, future products, or components thereof, may also be subject to other regulatory requirements, including regulation by the Federal Communications Commission, or the FCC. Many of the laws and regulations applicable to our products in other countries, such as the EU Medical Devices Regulation, or MDR, are generally comparable to those of the FDCA in their aim to ensure safety and effectiveness of medical devices, but the applicable standards and proceedings are not globally harmonized. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA and other regulators enforce these regulatory requirements through, among other means, periodic unannounced inspections. There appears to be a trend toward more stringent regulatory oversight throughout the world. We do not anticipate this trend to diminish in the near future. Due to the movement towards harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide harmonized regulatory system, while such harmonized regulatory system would not necessarily preclude state specific requirements with which we may have to comply. We cannot predict the timing of this harmonization and its effect on us. The changing regulatory environment may have a material impact on existing device marketing authorizations as well as future device registration applications, requirements and timing, which may, in turn, have material impacts upon our ability to continue or begin to market existing and new devices. Our failure to obtain or maintain regulatory clearances and approvals and to ensure compliance with regulatory requirements could negatively affect our business.

Modifications to our currently FDA-cleared products or the introduction of new products may require new regulatory clearances or approvals or require us to recall or cease marketing of our current products until clearances or approvals are obtained. Our products are regulated as medical devices.

In general, unless an exemption applies, each medical device, or new use of or significant modification to an existing medical device, intended to be marketed in the United States must first receive one of the following types of FDA premarket review authorizations:

•	clearance via Section 510(k) of the FDCA, or 510(k); or

•	approval of a premarket approval application, or PMA.

All of our medical device products (excluding one 510(k)-exempt product) have received a 510(k) clearance. In the 510(k) clearance process, before a device may be marketed the FDA must determine if it is “substantially equivalent” to a legally-marketed “predicate device,” which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device) or a device that was originally on the United States market pursuant to an approved premarket approval and later down-classified. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence.

The PMA process is much more costly, lengthy and uncertain than the 510(k) process, and generally must be supported by extensive data from clinical trials. In the PMA process, the FDA must determine that the proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical and manufacturing data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. We have not received PMA approval for any of our devices, as they are all subject to either the 510(k) process or are exempt from the requirements of 510(k) clearance. The FDA may not grant future 510(k) clearances or any PMAs for any future product or product modification we propose to market. Further, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision and may disagree with that manufacturer’s conclusion as to whether a 510(k) or PMA was required for the change. We have made modifications to our 510(k)-cleared products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. If the FDA requires us to seek 510(k) clearance or premarket approval of a PMA for modifications to a previously cleared product for which we have concluded that new clearances or approvals are not required, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Further, our products could be subject to recall if we determine that our products have a defect or do not comply with applicable regulatory authorities’ requirements or if the FDA determines, for any reason, that our products are not safe or effective.

The application process to receive clearances or approvals of our products by the pertinent regulatory authorities is costly and generally lasts between approximately three to 24 months. Delays in receipt of, or failure to receive, clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could adversely impact our operating results.

The FDA and other regulators can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

•	the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

•	serious and unexpected adverse effects experienced by participants in our clinical trials;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•	the potential for clearance or approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

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

Countries outside of the United States regulate medical devices in a manner similar to that of the FDA. The marketing and distribution of our products in the European Union, for example, is subject to the European Union’s Medical Device Directive described above. Devices that comply with the requirements of the Medical Devices Directive are entitled to bear the CE conformity mark, or the CE Mark, indicating that the device meets minimum standards of performance, safety and quality (i.e., the essential requirements) and, accordingly, can be commercially distributed throughout the EEA, Turkey and other countries outside Europe that have accepted the CE marking as a certification of efficiency and safety of medical devices. In Japan, we must comply with Japan’s Pharmaceuticals and Medical Devices Act, or the PMD Act, and are subject to the Pharmaceutical Medical Devices Authority, or the PMDA, the regulatory body supervising and regulating the marketing and sale of medical devices such as our products. We currently hold PMDA authorizations to market and sell our WatchPAT200 Unified and EndoPAT 2000 in Japan. Such authorizations are held by an in-country representative, also known as MAH/ D-MAH, with whom we maintain a contractual engagement.

Even though we have received FDA clearance, CE Mark certification, PMDA authorizations and other marketing authorizations or regulatory approvals for our products, there can be no assurance that we will be able to continue to comply with the required annual compliance and auditing requirements or other international regulatory requirements that may be applicable. Adverse events, manufacturing faults or failures to comply with regulatory requirements may result in voluntary actions as well as actions imposed by regulators, such as voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory clearances or approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects. In addition, there can be no assurance that government regulations applicable to our products or the interpretation of those regulations will not change or that we will be able to obtain required regulatory clearances and approvals for our new products. The extent of potentially adverse government regulation that might arise from future legislation or administrative action and the impact on our business and results of operations cannot be predicted.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

We are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration and listing of devices. Even after we have obtained the proper regulatory clearance or approval to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following:

•	untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recalls, termination of distribution, administrative detention or seizure of our products;

•	customer notifications or repair, replacement or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

•	delays in or refusal to grant our requests for future clearances or approvals or foreign regulatory approvals of new products, new intended uses or modifications to existing products;

•	withdrawals or suspensions of our current 510(k) clearances, resulting in prohibitions on sales of our products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these actions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

In addition, regulators may determine that our financial relationships with our principal investigators resulted in a perceived or actual conflict of interest that may have affected the interpretation of a study. Principal investigators for our clinical trials may serve as speakers or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authority. The FDA or other regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in clearance or approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing clearance or approval of one or more of our product candidates.

In addition, the FDA or other regulatory authority may change its clearance or approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain our clearances of our current products.

Our products must be manufactured in accordance with federal and state regulations, and we or any of our suppliers or third-party manufacturers could be forced to recall products or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices (also referred to as cGMPs). Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things, warning letters or untitled letters, fines, injunctions or civil penalties, suspension or withdrawal of clearances or approvals, seizures or recalls of our products, total or partial suspension of production or distribution, administrative or judicially imposed sanctions, the FDA’s refusal to grant pending or future clearances or approvals for our products, clinical holds, refusal to permit the import or export of our products and criminal prosecution of us or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

Legislative or regulatory reforms may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in various countries that could significantly change the statutory provisions governing the regulation of medical devices. In the U.S., the FDA may change its clearance and approval policies, adopt additional regulations or amend existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development or impact our ability to modify our currently cleared products on a timely basis. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the Federal Food, Drug, and Cosmetic Act. Among other things, the FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals include plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with

Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, restrict our ability to maintain our current clearances or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuing guidance, and reviewing and issuing marketing authorizations. It is difficult to predict how these executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing clearances or approvals that we may have obtained and we may not achieve or sustain profitability.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The Medical Devices Regulation will, however, only become applicable three years after publication (in 2020). Once applicable, the new regulations will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.

There is also no assurance that legislative or regulatory reforms which may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products, will not be introduced in Japan or in other countries where we may wish to commercialize our products.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new products and services from being developed, cleared, approved or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels; statutory, regulatory and policy changes; ability to hire and retain key personnel and accept the payment of user fees; and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new devices to be reviewed and/or cleared or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the United States government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the global pandemic of novel coronavirus, on March 10, 2020 the FDA announced its intention to postpone most inspections of manufacturing facilities and products through April 2020, and regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the coronavirus pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We expect the healthcare industry to face increased limitations on coverage and reimbursement by third-party payors as a result of healthcare reform, which could adversely how much or under what circumstances healthcare providers will order or administer tests using our products.

In both the United States and other countries, sales of our products will depend in part upon the availability of coverage and reimbursement from third-party payors, which include governmental authorities, managed care organizations and other private health insurers. Third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the United States healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products.

In the U.S., the ACA was signed into law and designed to reform the American healthcare system. Among other things, the ACA:

•	established a 2.3% excise tax on sales of medical devices with respect to any entity that manufactures or imports specified medical devices offered for sale in the United States, which, through a series of legislative amendments, was suspended, effective January 1, 2016, and subsequently repealed altogether on December 20, 2019;

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

•	implemented payment system reforms, including a national pilot program to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models; and

•	created an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

There have been a number of significant changes to the ACA and its implementation. By way of example, the Tax Cuts and Jobs Act of 2017, or Tax Act, effective January 1, 2019, included a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit Court of Appeals also struck down the individual mandate and remanded to the Northern District of Texas the decision as to whether the remainder of the ACA is valid. It is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and implemented fixed annual updates and a new system of incentive payments that began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. It is unclear what effect new quality and payment programs, such as MACRA, may have on our business, financial condition, results of operations or cash flows.

In response to perceived increases in healthcare costs in recent years, there have been and continue to be proposals by the presidential administrations, members of Congress, state governments, regulators and third-party payors to control these costs and, more generally, to reform the United States healthcare system, including by repealing or replacing the ACA. Other elements of health care reform such as comparative effectiveness research, an independent payment advisory board, payment system reforms including shared savings pilots and other provisions could meaningfully change the way healthcare is developed and delivered, and may materially adversely impact numerous aspects of our business, results of operations and financial condition.

We expect additional state and federal healthcare policies and reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services or otherwise result in reduced demand for our products or other products we may commercialize in the future or additional pricing pressure and have a material adverse effect on our industry generally and on our customers. Any changes of, or uncertainty with respect to, future coverage or reimbursement rates could affect demand for our products or other products we may commercialize in the future, which in turn could impact our ability to successfully commercialize our products or other products we may commercialize in the future and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to United States and foreign fraud and abuse laws and regulations. Our failure to comply with these laws and regulations could have adverse consequences.

We are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute our products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry (e.g., healthcare providers, physicians and third-party payors), are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. These laws impact, among other things, our sales, marketing, support and education programs and constrain our business and financial arrangements and relationships with third-party payors, physicians and other customers, and marketing partners, and include, but are not limited to, the following:

•	the United States federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties, plus up to three times the remuneration involved. Violations of the Federal Anti-Kickback Statute can also result in criminal penalties, including criminal fines and imprisonment. In addition, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•	the United States federal false claims laws, including the civil False Claims Act (which can be enforced through “qui tam,” or whistleblower actions, by private citizens on behalf of the federal government), which prohibits any person from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the United States federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. DME companies that submit claims directly to payors may be liable under the False Claims Act for the direct submission of such claims. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties ranging from for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

•	HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs. Similar to the United States federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the Physician Payments Sunshine Act, created under the ACA, implemented as the Open Payments program, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments made in the preceding calendar year and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners. Violations of the Physician Payments Sunshine Act may result in annual civil penalties of up to $1,150,000, adjusted annually, for payments omitted from each annual report;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers; and

•	analogous state and foreign laws and regulations, including state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require medical device companies to comply with the medical device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the United States federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug and device manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the licensure of sales representatives; and state laws related to insurance fraud in the case of claims involving private insurers.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare or medical device company may fail to comply fully with one or more of these requirements. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities may conclude that our business practices, including, without limitation, our Cost per Test sales model, the TSS model, the DTC segment model, rebates, competitive trade-in programs and other sales and marketing practices, or co-marketing arrangements, do not comply with applicable fraud and abuse or other healthcare laws and regulations or guidance. Further, despite our efforts, we have not timely reported certain of our payments to covered recipients under the Physician Payments Sunshine Act and similar state laws. We therefore may be subject to the civil penalties described above.

To enforce compliance with healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time- and resource-consuming and can divert management’s attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may also have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlements could increase our costs or otherwise have an adverse effect on our business. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, could, despite efforts to comply, be subject to challenge under one or more of such laws. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and our ability to contract with government entities, including the Department of Veteran Affairs, additional oversight and reporting requirements if we become subject to a corporate integrity agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other providers, marketing partners or other entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to the same criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Privacy regulations may impose costs and liabilities on us, limit our use of information, and adversely affect our business.

Our products generate medical information about patients and certain of our services are provided by way of a cloud service. Privacy of personal information has become a significant issue in the United States, Europe, Israel and many other countries where we operate. There are numerous federal, state and international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure and protection of personal information and other data, and the scope of such laws and regulations may change, be subject to differing interpretations and be inconsistent among countries and regions we intend to operate in (e.g., the United States, the European Union and Israel), or conflict with other laws and regulations. The regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and this or other actual or alleged obligations may be interpreted and applied in a manner that we may not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or practices including ours. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of relevant users for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and candidate products, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process patients’ data or develop new services and features.

In the United States, we are subject to data protection laws (i.e., laws and regulations that address data privacy and security) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business. For instance, California enacted the California Consumer Privacy Act, or CCPA, on June 28, 2018, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. State laws governing the privacy and security of health information, many of which differ from each other in significant ways and may not have the same effect, may complicate our compliance efforts.

We are subject to the privacy and security rules established under HIPAA, which establish national standards to protect individually identifiable health information by health plans, health care clearinghouses and certain health care providers, referred to as “covered entities,” and their respective business associates, individuals or entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA also provides patients with certain rights over their health information, including rights to examine and obtain a copy of their health records, and to request corrections. HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. The Health Information Technology for Economic and Clinical Health Act, or HITECH, expands the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides for civil monetary penalties for HIPAA violations. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and its implementing regulations and seek attorneys’ fees and costs associated with pursuing federal civil actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data. For example, the GDPR became effective on May 25, 2018, and European legislators are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes more stringent European Union data protection requirements and provides for significant penalties for noncompliance. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Additionally, following the United Kingdom’s withdrawal from the European Union, we will have to comply with the GDPR and the United Kingdom GDPR, each regime having the ability to fine up to the greater of €20 million/ £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

Changes to laws or regulations affecting privacy in the United States and in other jurisdictions in which we operate could impose additional costs and liability on us and could limit our use of such information to add value to our customers. If we were required to change our business activities or revise or eliminate services, or to implement burdensome compliance measures, we may face additional expenditures. In addition, we may be subject to fines, penalties and potential litigation if we fail to comply with applicable privacy regulations. Regulatory burdens of this sort increase our costs and harm our financial results.

We are subject to various laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our reputation, operations, business, prospects, operating results and financial condition.

We must comply with all applicable international trade, export and import laws and regulations of the United States and other countries, and we are subject to export controls and economic sanctions laws and embargoes imposed by the United States Government. Changes in trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to compliance programs. Among others, we are subject to the Foreign Corrupt Practices Act, or FCPA, and other anti-bribery and anti-corruption laws that generally prohibit the offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls.

Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. We have implemented safeguards and policies to discourage prohibited practices by our employees and agents that would violate applicable anti-bribery and anti-corruption laws. However, we cannot ensure that our compliance controls, policies and procedures will in every instance protect us from acts committed by our employees, agents, contractors or collaborators that may violate the laws or regulations of the jurisdictions in which we operate.

Violations of these laws and regulations could result in significant fines, criminal sanctions against us, our officers, or our employees, requirements to obtain export licenses, disgorgement of profits, cessation of business activities in sanctioned countries, implementation of compliance programs, exclusion from government programs, prohibitions on the conduct of our business and our inability to market and sell our products in one or more countries. Additionally, any such violations could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.

Our research and development and manufacturing involve the use of hazardous materials and chemicals and related equipment. If an adverse safety incident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures and the handling of biohazardous materials. We are also subject to domestic and foreign waste treatment laws and regulations which may be applicable to waste produced in our manufacturing processes, as well as in the discarding of our disposable single use WatchPAT ONE and probes. Insurance may not provide adequate coverage against these potential liabilities and we do not maintain insurance for environmental liability claims that may be asserted against us. Moreover, additional foreign and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with such regulations and pay substantial fines or penalties if we violate any of these laws or regulations.

With respect to environmental, safety and health laws and regulations, we cannot accurately predict the outcome or timing of future expenditures that we may be required to make in order to comply with such laws as they apply to our operations and facilities. We are also subject to potential liability for the remediation of contamination associated with both present and past hazardous waste generation, handling, and disposal activities. We will be periodically subject to environmental compliance reviews by environmental, safety and health regulatory agencies. Environmental laws are subject to change and we may become subject to stricter environmental standards in the future and face larger capital expenditures in order to comply with environmental laws which could have a material adverse effect on our business.

Risks Related to Our Ordinary Shares and ADSs

Prior to the listing of ADSs on Nasdaq there had been no prior public market in the United States for our ordinary shares or ADSs, and an active trading market in the United States may not develop.

We listed ADSs on the Nasdaq Capital Market in February 2019. Prior to such listing, there was no public market in the United States for ADSs. An active trading market in the United States may not develop following the aforementioned listing or, if developed, may not be sustained. The lack of an active market may impair the ability of ADS holders to sell their ADSs at the time they wish to sell them or at a price that they would consider reasonable. The lack of an active market may also reduce the fair market value of such ADSs. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

Our ordinary shares and ADSs are traded on different markets and this may result in price variations.

Our ordinary shares have been traded on the TASE, since March 2007. We also listed ADSs on the Nasdaq Capital Market in February 2019. Price variations may result due to this dual listing. Trading in ordinary shares and ADSs on these markets is in different currencies, U.S. dollars on the Nasdaq Capital Market and NIS on the TASE and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Given these and other factors, such as differences in exchange rates, ordinary shares and ADSs may trade at different prices on the TASE and the Nasdaq Capital Market. In addition, market influences in one market may influence the price in the other.

The price of our ordinary shares and ADSs may be volatile and could be substantially affected by various factors.

The market prices of our ordinary shares and ADSs have been, and may in the future be, highly volatile and fluctuate substantially. For example, since the listing of our ADSs on Nasdaq in February 2019, the market price of our ADSs on the Nasdaq Capital Market varied between a high price of $18.33 and a low price of $7.66. Numerous factors, many of which are beyond our control, may cause our market price and trade volume to fluctuate and decrease in the future, including the following factors:

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

Low trading volume may also increase the price volatility of our ordinary shares and ADSs. A thin trading market could cause the price of our ordinary shares and ADSs to fluctuate significantly more than the stock market as a whole. In addition, domestic and international stock markets and electronic trading platforms often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel or other countries in which we operate, could also adversely affect the price of our ordinary shares and ADSs.

Holders of ADSs are not treated as shareholders of our Company.

Holders of ADSs are not treated as shareholders of our Company unless they withdraw the ordinary shares underlying the ADSs from the depositary, which holds the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our Company, other than the rights that they have pursuant to the deposit agreement with the depositary. For example, under the deposit agreement, if a holder of ADSs does not provide the depositary with voting instructions for an agenda item in our shareholders meeting in a timely manner, we may instruct the depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter.

Our directors and executive officers own a substantial percentage of our ordinary shares.

As of March 15, 2020, our directors and executive officers beneficially own approximately 12.1% of our outstanding ordinary shares (or, when taken together with the holdings of Viola Growth II A.V. LP, Viola Growth II (A) L.P. and Viola Growth II (B) L.P., or, collectively, Viola, and MS Pace LP, which are affiliated with certain of these directors, approximately 38.8% of our outstanding ordinary shares). As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to a shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers or other purchases of our ordinary shares and ADSs that might otherwise give our shareholders and ADS holders the opportunity to realize a premium over the then-prevailing market price for our securities and, as a result, may also adversely affect the price of our ordinary shares and ADSs.

In addition, in connection with the public offering we completed in February 2020, certain of our shareholders and ADS holders, directors and executive officers, who beneficially own, in the aggregate, approximately 38.8% of our outstanding ordinary shares, have agreed not to sell any of our ordinary shares or ADSs without the prior written consent of the representatives of the underwriters until July 29, 2020. The representatives of the underwriters may, however, in their sole discretion and without notice, release all or any portion of these securities from the restrictions in the lock-up agreements. After these agreements expire, these securities will be eligible for sale in the public market and if these shareholders or holders of our options or RSUs sell substantial amounts of our ordinary shares or ADSs, the market price of our ordinary shares and ADSs may be adversely affected. Any substantial sales of our ordinary shares or ADSs in the public market might also make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms we deem appropriate.  Even if there are not a substantial number of sales, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares and ADSs.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares and ADSs, the price of our ordinary shares and ADSs could decline.

The trading market for our ordinary shares and ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares and ADSs could decline if one or more securities analysts downgrade our ordinary shares or ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

As a foreign private issuer with ADSs listed on the Nasdaq Capital Market, we follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. As permitted under the Companies Law, our articles of association provide that the quorum for any meeting of shareholders is two shareholders who hold or represent between them at least 331∕3% of the voting rights in our Company, similar to Nasdaq requirements; however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be two shareholders who hold or represent between them at least 10% of the issued and outstanding share capital in our Company, instead of 331∕3% of the issued share capital. We also intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions and we will not have a nominating committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. In addition, we intend to follow the Companies Law in respect of private placements instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules for domestic issuers.

We may in the future elect to follow Israel corporate governance practices in lieu of Nasdaq corporate governance rules with regard to other matters.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq Capital Market may provide less protection than is accorded to investors of domestic issuers.

As a “foreign private issuer”, our disclosure and reporting requirements are different than those of a United States domestic reporting company.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We incur additional increased costs as a result of the listing of ADSs for trading on the Nasdaq Capital Market, and our management is required to devote substantial time to compliance initiatives and reporting requirements associated therewith.

As a public company in the United States, we incur additional significant accounting, legal and other expenses as a result of the listing of ADSs on the Nasdaq Capital Market. These include costs associated with corporate governance requirements of the SEC and the Marketplace Rules of Nasdaq, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations increase our legal and financial compliance costs, introduce new costs such as those relating to investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming or costly, such as increased costs for directors’ and officers’ liability insurance. Any future changes in the laws and regulations affecting public companies in the United States and Israel, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the rules of Nasdaq, as well as applicable Israeli reporting requirements, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our committees of our Board of Directors or as executive officers.

If we are unable to satisfy the requirements of Section 404 as they apply to us, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and the price of ADSs may suffer.

We are subject to the requirements of the Sarbanes-Oxley Act in light of the listing of ADSs on the Nasdaq Capital Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires companies subject to the reporting requirements of the United States securities laws to complete a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the JOBS Act, we will be classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to United States Holders of our ordinary shares and ADSs.

We would be a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our anticipated market capitalization and the composition of our income, assets and operations, we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares and ADSs, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation— United States Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds ADSs.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). In addition, because our group includes one or more United States subsidiaries, under recently-enacted rules, certain of our non-U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). A United States shareholder of a CFC may be required to report annually and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, regardless of whether we make any distributions. An individual who is a United States shareholder with respect to a CFC generally is not allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a United States corporation. Failure to comply with these obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as CFCs or whether such investor is treated as a United States shareholder with respect to any such CFCs or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ADSs.

The market price of our ordinary shares and ADSs could be negatively affected by future sales of our ordinary shares and ADSs.

As of March 24, 2020, we had approximately 423.1 million ordinary shares issued and outstanding (including ordinary shares underlying the ADSs) and approximately 52.0 million of additional ordinary shares which are issuable upon exercise of outstanding warrants, stock options and vesting of RSUs. The issuance of a significant amount of additional ordinary shares or ADSs on account of these outstanding securities will dilute our current shareholders’ holdings and may depress the price of our ordinary shares and ADSs.

If our existing shareholders and ADS holders or holders of our warrants, options or RSUs sell substantial amounts of our ordinary shares or ADSs, either on the TASE or Nasdaq, the market price of our ordinary shares and ADSs may be adversely affected. Any substantial sales of our ordinary shares or ADSs in the public market might also make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms we deem appropriate. Even if there are not a substantial number of sales, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares and ADSs.

In 2015, we agreed to grant Viola, our largest shareholder, registration rights that require that we register under the Securities Act the resale of their shares into the public markets. The market price of our ordinary shares and ADSs may be adversely affected when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares or ADSs into the market or, in the case of Viola, if Viola were to exercise its registration rights. In connection with our registered public offering in February 2020, we and certain of our shareholders and ADS holders, directors and officers have agreed not to sell any of our ordinary shares or ADSs without the prior written consent of the representatives of the underwriters until July 29, 2020. The representatives of the underwriters may, however, in their sole discretion and without notice, release all or any portion of these securities from the restrictions in the lock-up agreements. After these agreements expire, these securities will be eligible for sale in the public market.

Provisions of our articles of association and Israeli law as well as the terms of some of our equity-based grants and the Security Agreements may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and negatively affect the price of our ordinary shares and ADSs.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares or voting rights above specified thresholds, requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our ordinary shares and ADSs. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our executive officers and certain other key employees are entitled to certain benefits in connection with a change of control of our Company and the Security Agreements allow the lender bank to accelerate repayment of outstanding debt upon a change of control of our Company. These provisions could cause our ordinary shares and ADSs to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders, especially for those shareholders whose country of residence does not have a tax treaty with Israel which exempts such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as United States tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our share capital, nor do we anticipate paying any cash dividends on our share capital in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares and ADSs will be investors’ sole source of gain for the foreseeable future. Moreover, the Security Agreements contain limitations on the distribution of dividends and repurchase of our shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. Furthermore, our payment of dividends (out of tax-exempt income) may retroactively subject us to certain Israeli corporate income taxes, to which we would not otherwise be subject.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under United States securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement relating to the ADSs or ordinary shares, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the United States federal securities laws. If we or the depositary opposed a jury trial demand based on such jury trial waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement relating to the ADSs or ordinary shares, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the United States federal securities laws and the rules and regulations promulgated thereunder.

Risks Related to Our Operations in Israel

Our headquarters, manufacturing and other significant operations are located in Israel and, therefore, our business and operation may be adversely affected by political, economic and military conditions in Israel.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development and production facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and security conditions in the Middle East in general, and in Israel in particular, directly affect our business and operations.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has existed between Israel and certain other countries or militant groups in the region. Since late 2000, there has also been an increase in violence and unrest between Israel and the Palestinians, including during the summer of 2014, when Israel was engaged in an armed conflict with Hamas, a militia and political group operating in the Gaza Strip. This conflict has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, since the end of 2010, several countries in the region have been experiencing increased political instability, which has led to changes in government in some of these countries and increases in violence and turbulence, including the ongoing civil war in Syria which shares a common border with Israel, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which has previously threatened to attack Israel and is believed to have influence over Hamas in Gaza and Hezbollah, a militia and political group operating in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future and may also lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. Any armed conflicts or political instability in the region, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our operating results, financial condition or the expansion of our business.

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

We have in the past received, and in the future may apply for, royalty-bearing grants from the Israeli Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry), or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation in Industry, 1984 (formerly known as the Law for Encouragement of Research and Development in Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. The terms of the IIA grants limit our ability to manufacture products outside of Israel or transfer technologies to any third party if such products or technologies were developed using know-how developed with or based upon IIA grants. Under the R&D Law, we are prohibited from manufacturing products developed using these grants outside of the State of Israel without special approvals. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to three times the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

Additionally, under the R&D Law, we are prohibited from transferring (including by way of license), the IIA-financed technologies and related rights (including know-how and other intellectual property rights) outside of the State of Israel, except under limited circumstances and only with the approval of the IIA Research Committee. We may not receive the required approvals for any proposed transfer and, even if received, we may be required to pay the IIA a portion of the consideration that we receive upon any transfer of such technology to a non-Israeli entity up to 600% of the grant amounts plus interest. In addition, a change of control in us and the acquisition of 5% or more of our ordinary shares by a non-Israeli may require notification to the IIA and the provision of an undertaking to comply with the R&D Law, some of the principal restrictions and penalties of which are the transferability limits described above and elsewhere in this Annual Report.

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

As of December 31, 2019, we have received royalty-bearing grants from the IIA in a total amount of $1.06 million (including interest accrued through December 31, 2019) for the development of EndoPAT 3000 (the development of which was discontinued before its completion with no sales to date). In 2009, the IIA notified us that under the terms of such grant, we must pay royalties on the sale of all of our products commencing as of 2012. We believe that under the terms of the said grant we are not required to repay these grants to the IIA from the sale of our past and currently marketed products. There is no assurance that we will prevail in our efforts opposing the IIA’s position. We anticipate that, in 2021, we will begin selling our newly developed EndoPATX, for which we recently received authorization to affix a CE mark. We developed EndoPATX using some of the know-how developed under the EndoPAT 3000 grant program, and therefore anticipate paying royalties on sales of EndoPATX against the grants received for the development of EndoPAT 3000.

Enforcing a United States judgment against our Company and our executive officers and directors, or asserting United States securities law claims in Israel may be difficult.

We are incorporated in Israel, our corporate headquarters is located in Israel and several of our current officers and directors reside in Israel. Service of process upon us, our directors and officers and the Israeli experts, if any, named in this Annual Report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States and may not be enforced by an Israeli court.

We have been informed by our legal counsel in Israel that it may also be difficult to assert United States securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws if they determine that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. There is little binding case law in Israel addressing these matters. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a United States judgment in a civil matter, including a judgment based upon the civil liability provisions of United States securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment is enforceable under the laws of State of Israel and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the United States court.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of United States companies.

The rights and responsibilities of the holders of our ordinary shares and ADSs are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in United States corporations. For example, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares and ADSs that are not typically imposed on shareholders of United States corporations.

Item 4. Information on the Company

A. History and Development of the Company

Corporate Information

We are a limited company incorporated under the laws of the State of Israel under the name Itamar Medical (CM) 1997 Ltd. on January 15, 1997 as a company limited by shares. We changed our name to our current name in July 2000. Since March 2007, our ordinary shares have been traded on the TASE under the symbol “ITMR.” We also listed ADSs, each representing 30 ordinary shares, on the Nasdaq Capital Market in February 2019, also under the symbol “ITMR.”

Our registered office address is 9 Halamish Street, Caesarea 3088900, Israel and our telephone number is +972-4-6177000. Our agent for service of process in the United States is Itamar Medical, Inc., which maintains its principal offices at 3290 Cumberland Club Drive, Atlanta, GA 30339 and its telephone number is 1-888-748-2627.

Our website address is www.itamar-medical.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

Recent Business Developments

Below is a summary of important business developments in Itamar Medical since January 1, 2019:

•

In response to anticipated changes in the sleep apnea tests market, resulting from the coronavirus outbreak, we are changing our manufacturing mix to prioritize WatchPAT ONE production. For more information see Item 5. “Operating and Financial Review and Prospects — Trend Information.”

•	On February 4, 2020, we completed a registered public offering of 2,927,267 ADSs at a price of $13.75 per ADS, for total gross proceeds of approximately $40.25 million. For additional details, see Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

•	On December 4, 2019, we announced that we entered into a collaboration agreement with a wholly-owned subsidiary of SoClean, Inc. to offer WatchPAT ONE and other digital health services through DTC channels to the U.S. sleep apnea market. For additional details, see Item 4.B. “Business Overvoew — Sales and Marketing.”

•	On February 27, 2019, we announced the first day of trading of our ADSs on the Nasdaq Capital Market under the ticker symbol “ITMR”.

•	On January 16, 2019 and January 28, 2019, we entered into agreements with several investors as part of a private placement for gross proceeds of approximately $14.7 million, which was completed in March 2019, whereby we issued ADSs and ordinary shares representing a total of approximately 46.1 million ordinary shares to the investors. For additional details, see Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Principal Capital Expenditure and Divestitures

During the year ended December 31, 2019, our capital expenditures and capitalized development costs totaled $0.5 million, compared to $0.3 million during the year ended December 31, 2018 and $0.3 million during the year ended December 31, 2017, most of which were used for the purchase of production and research and development equipment, office furniture and equipment and computers and self-manufactured equipment (WatchPAT devices that are used by our customers). Except as described in this Annual Report, we have no significant capital expenditures in progress. For more information regarding the process of constructions and adjustment of our new manufacturing facilities, see under “Property, Plants and Equipment” below.

We did not affect any principal divestitures in the past three years.

B. Business Overview

Overview

We are a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. We use a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer, or DTC, markets. We offer a TSS to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. In addition, we have recently begun offering our WatchPAT family of products and certain components of TSS to the DTC market.

Sleep apnea is a chronic disease impacting 54 million people in the United States and 26% of adults over the age of 40 in the United States. While sleep apnea used to be perceived as a lifestyle disease, with snoring and tiredness as the main implications, it is now known to be a major underlying risk factor and disease progression accelerator for most cardiovascular diseases, and many cognitive and neurodegenerative diseases. Despite the availability of easy to use and cost-effective diagnostic technology for over a decade, approximately 80% of people in the United States suffering from sleep apnea have never been diagnosed. In recent years, awareness of the importance of sleep in general, and the devastating effects that could result from sleep apnea, has been on the rise both in medical professional circles as well as with patients.

We believe a key competitive differentiator for us is the ability to measure and help diagnose sleep apnea through our proprietary software and algorithms which analyze the PAT biological signal with other measurements, including actigraphy, heart rate, chest motion, body position and snoring. Our PAT-based technology is available throughout our prescription WatchPAT family of durable or disposable products. These simple to use, non-invasive watch-like devices utilize finger positioned bio-sensors to measure and record the patient’s PAT signal. This signal is transferred to our local software product, zzzPAT, or our cloud-based software product, CloudPAT, for analysis and reporting of sleep apnea diagnosis. These proprietary analyses’ results are automatically populated into an easy to read report that allows physicians to accurately diagnosis sleep apnea.

We keep developing our base core sleep business which consists of sleep physicians and practices, including independent diagnostic testing facilities, in order to provide services to patients who are suspected of suffering from sleep apnea. We believe that a substantial market share and broad stakeholders support from this segment are required foundations for success in the Cardiology and DTC markets. We believe that the WatchPAT technology, which is backed by a large body of evidence and was described by the 2017 American Academy of Sleep Medicine, or AASM, Clinical Practice Guideline as technically adequate, is positioned as the easiest to use and most comprehensive home sleep apnea test, or HSAT, in the market. We believe that through education, local sales and support field force and continued investment in traditional and online marketing as well as solid science and innovation programs, we will continue to gain market share and position WatchPAT as a leading HSAT device.

Our TSS is a comprehensive marketing program we offer to physicians that combines products and services, including our proprietary diagnostic aid and data analytics, logistic solutions and access to third-party sleep apnea treatment devices and their therapy compliance data and a network of independent diagnostics testing facilities, or IDTFs, and durable mobile equipment, or DME, providers. TSS is designed to allow any medical practice or physician that does not specialize in sleep, easy access to a comprehensive suite of products and services to aid in the diagnosis, transportation and handling, treatment and management of patients they suspect suffer from sleep apnea. We believe the combination of our proprietary test combined with the ease of having a single point of contact management of the diagnosis and treatment of sleep apnea provided by TSS has been a driver of the increased usage of our tests. Specific products and services included in the TSS program include CloudPAT, including remote interpretation and remote consultation, and SleePath for cloud-based data and information mobilization solutions, access to sleep apnea therapeutic products such as continuous positive airway pressure, or CPAP, devices, patient adherence management services and Mandibular Advancement Devices, or MADs, related services and logistic solutions such as WatchPAT Direct.

We focus on offering TSS to the cardiology market primarily through our TaaS, also known as Cost per Test model, which is the primary model we have utilized to date. The medical practice or physician ordering the TaaS pays a fixed fee per HSAT, that includes all the components associated with the test, including the disposable biosensor, hardware rental fees and access to our CloudPAT platform. We may collaborate with other providers in the cardiology or sleep market to attempt to leverage their sales force presence at accounts which are of interest to us. For example, in June 2019, we launched a limited program in two states with BioTel Heart, a division of BioTelemetry, Inc., or BioTel, the largest provider of ambulatory Holter and event monitoring services in the United States pursuant to which our TSS program is offered to BioTel’s clients in said accounts, namely cardiologists and cardiology practices and departments, through BioTel Heart. This allows us to capitalize on the significantly larger presence of BioTel sales force in the United States at cardiology outpatient offices. In addition, the fact that BioTel Heart is already an established provider to cardiologists and cardiology practices and departments, eliminates the need for commercial and business associate contracting with such cardiologists and cardiology practices and departments, reduces the burden of IT clearances and streamlines ordering from a single portal. Under this model, cardiologists and cardiology practices and departments benefit from outsourcing the ownership, handling and billing of HSAT.

In 2019, we began focusing on the DTC market segment in order to address the recent surge in awareness of sleep apnea, harnessing the trend of consumers to seek more accessible and cost-effective solutions that bypass traditional physician referral systems. In this market segment, we offer our HSAT products and most of the TSS components, through channel partners, including SoClean Inc., or SoClean, that have a consumer market presence (whether online or offline) and the desire to identify and treat consumers at risk for sleep apnea, a full digital health sleep apnea solution which can be used by patients suspected to have sleep related breathing disorders at their home in accordance with a physician’s instructions, as authorized by qualified medical personnel. This solution is based on our HSAT products and most of the TSS components. We provide high quality digital health patient pathway management services through these partners. To facilitate the clinical oversight of the patients in this process, we have added remote online consultation capabilities to our CloudPAT system and created an online marketplace that connects patients in demand for clinical services with board certified physicians that offer their expertise. As a result, we will facilitate patient access to real time consultation, advice and prescriptions throughout the care pathway. In addition, we will facilitate access to reputable sleep practices and DME providers that have demonstrated their ability to set up CPAP therapeutic solutions remotely, as well as monitor and coordinate compliance. We believe that our digital health platform, which can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner within their homes, positions us for new growth opportunities.

Our Solutions

Our prescription WatchPAT proprietary product, which utilizes the PAT signal, is designed to enable patients to easily conduct sleep apnea tests in the comfort of their home while delivering the treating physicians with comprehensive, accurate and reliable results to aid in the diagnosis of sleep apnea. We believe that WatchPAT provides several key advantages over both PSG testing as well as other HSAT devices by offering the following key benefits: ease of use and patient comfort; accuracy; comprehensiveness; reliability; cost-effectiveness; and immediate and easy-to-read results.

We believe these advantages enable a shift in the “point of care” (the focal point at which the disease is being managed) of simple sleep apnea from sleep centers to the cardiology care point and directly to consumers. In particular, through our WatchPAT-related services, including CloudPAT, our cloud-based IT platform, and our TSS program, we offer physicians, including those in the cardiology market, an effective solution to manage the entire care pathway for patients suffering from sleep apnea by covering both the screening and diagnosis stage of sleep apnea, using our WatchPAT family of products, as well as, through the resale of devices of our business partners, treatment thereof.

Our Competitive Strengths

Our goal is to become a global leader in sleep apnea diagnostic aids and solutions as we continue to focus on advancing the standard of care in at-home respiratory sleep disorders. We believe that our technology platform, combined with the following competitive strengths, will allow us to grow our presence and expand our market opportunity:

•	An emerging market leader in at-home diagnosis of respiratory sleep disorders. We have developed and are commercializing a novel, non-invasive medical device to aid in the diagnosis of sleep disorders. Our market leading TSS is optimized in a variety of clinical environments to optimize patient care and reduce healthcare costs. We believe that we are the market leader in at-home respiratory sleep disorder diagnostic aids. We also believe we have a significant and scaled first mover advantage over competitors, as our physicians have utilized our technology for more than 1.5 million patients.

•	Proprietary technology with unique advantages over competitive devices. Our solutions leverage innovative technological advancements that we believe give us a competitive advantage in the marketplace. We believe that there are several key advantages over in-lab PSG testing as well as other HSAT devices, including ease of use, patient comfort, comprehensiveness, enhanced accuracy and reliability with immediate results. The ease of use in which we are able to measure over seven sleep parameters, including true sleep time, is unmatched by most of our competitors and a significant differentiator within the HSAT device market.

•	Significant body of clinical evidence and key opinion leader support. We have developed a significant body of clinical data that demonstrates the effectiveness, success rate and potential long-term sustained benefits of respiratory sleep disorder diagnosis with our products compared to PSG tests. Peer-reviewed study results utilizing our products have been consistent across both funded and independent clinical studies that have evaluated tests from more than nine hundred patients. In recognition of the clinical evidence, the AASM changed their clinical guidelines in March 2017 to include PAT-based technology as technically adequate for use in HSAT devices to diagnose obstructive sleep apnea.

•	Extensive reimbursement coverage and experience. We work closely with governmental and private payors to educate them on our innovative features, technology differentiation, and cost benefits. We also work directly with clinicians to help them understand payor requirements for our products. Our solutions are broadly covered and recognized by third-party payors under Current Procedural Terminology, or CPT, codes, which are used by the Medicare program to describe sleep apnea testing services and establish payment amounts for those services. The CPT code that describes PAT-based HSAT services, 95800, is listed by the Medicare reimbursement fee schedule in 2020 at a rate approximately 40% greater than another CPT code describing HSAT devices that do not have sleep time technology, CPT code 95806. Based on our estimates, our solutions have provider coverage for approximately 220 million lives in the United States. In addition to the United States, WatchPAT is also covered in Japan, the United Kingdom and other European regions.

•	Demonstrated healthcare systems cost savings. We believe our solutions offer meaningful cost savings for the healthcare system and patients, as compared to traditional respiratory sleep disorder diagnostic technologies. As demonstrated by the Health Provider System Study published in 2014, a transition from in-lab testing to unattended home sleep testing improved Obstructive sleep apnea, or OSA, test accessibility, reduced waiting time, and reduced overall OSA diagnosis costs while maintaining patient satisfaction.

•	Strong research and development activities. We are committed to continued technology innovation and investment which will allow us to achieve significant product improvements. For example, in March 2019 we began commercializing in the United States our latest WatchPAT 300, a new generation of the WatchPAT line of products which is designed to expedite data transfer and allow the use of a lighter and smaller watch. In June 2019 we received FDA 510(k) clearance for what we believe to be the first and only fully disposable home sleep apnea test, the WatchPAT ONE, a prescription device for use with patients suspected to have sleep related breathing disorders. The WatchPAT ONE is indicated as a diagnostic aid for the detection of sleep related breathing disorders, sleep staging, snoring level and body position.

Our Growth Strategy

Our goal is to become a world leader in innovative technology platforms for home-based sleep apnea diagnostic aids and solutions. The key elements of our strategy include:

•	Expand our market presence and focus on our primary call-points. We plan to leverage our technology platforms to focus on capitalizing on our four main immediate markets:

•	Core sleep market. We will continue to call on sleep physicians and practices, including independent diagnostic testing facilities, in order to serve patients suspected of suffering from sleep apnea.

•	Cardiology market. According to published literature there are approximately 92 million cardiovascular patients in the United States, of which approximately 40-60% are estimated to suffer from sleep apnea. We will continue to call on cardiologists and cardiology practices, leveraging our digital health platforms and partnerships to facilitate the care continuum at the cardiology care point.

•	Countries outside of the United States. We will continue to build relationships with local channel partners as well as establish, and expand upon existing, foreign strategic collaborations with international companies.

•	Direct to consumer market. We began focusing on the DTC market in 2019, in an attempt to circumvent the barriers of traditional healthcare systems and increase consumer awareness and adoption. We plan to service this market by highlighting the advantages of our digital health platforms and our market specific WatchPAT ONE, our disposable home sleep apnea test device. Additionally, we intend to continue to form collaborative relationships with partners who have direct to consumer scale and demonstrated marketing expertise.

•	Position our products as the leading sleep apnea solution for cardiologists. We intend to continue to capitalize on the linkage between sleep apnea and cardiovascular disease by adding a point of early diagnosis for sleep apnea at both the cardiology care point and at home. We plan to continue promoting our WatchPAT family of products and the CloudPAT and SleePath digital health platforms to cardiologists. We will continue to streamline sleep apnea screening, diagnosis therapy and compliance monitoring with our comprehensive TSS program. We will continue collaborations with IDTFs and DME service providers and CPAP data sharing and integration with Philips and ResMed Inc., or ResMed, to maintain a high degree of product availability and benefit patients throughout the continuum of care.

•	Lead in the DTC market segment. We intend to leverage our WatchPAT family of products, including our disposable WatchPAT ONE, our relationships with DTC channel partners, and continued investment in digital health to become a leader in Sleep Apnea Digital Patient Pathway Management. We will continue to enable an easy, efficient and innovative patient pathway management platform that will help manage the patient journey from diagnosis to treatment. Additionally, we expect to continue to collaborate with channel partners who have proven direct to consumer expertise. We believe these endeavors will both accelerate our existing business of TaaS while also generating new revenue opportunities in the online DTC segment demonstrated by our recently announced SoClean collaboration.

•	Commercialize our technology platforms through expansion of our sales force and enhanced strategic relationships. We currently maintain a direct sales force in the United States and indirect sales channels through distributors in Europe, Japan and Asia Pacific. We intend to continue focusing on commercializing our technology platforms by expanding our United States sales and marketing infrastructure and broadening our reach into additional segments and countries. As of December 31, 2019, we had 27 territories (Including three verticals — Kaiser, VA and Dental) in the United States, which are supported by 42 employees in our United States direct commercial organization, and we plan to open six to eight additional territories by the end of 2020. We also maintain strategic relationships with various third parties, such as Philips in Japan. We will continue expanding our strategic collaborative relationships to increase adoption of our technology.

•	Broaden Medical Insurer Coverage. We seek to continue our efforts in securing broad and differentiated insurance reimbursement for our WatchPAT family of products in the United States and internationally. We plan to leverage data demonstrating the health economic benefit of integrating sleep apnea management to the cardiovascular care pathway to enable innovative payor programs.

•	Invest in Research and Development. We will continue to make investments in research and development to enhance our WatchPAT family of products, develop additional applications and indications using our proprietary technologies, expand on our compendium of clinical evidence to substantiate our claims, enhance our CloudPAT and SleePath platforms, and develop further innovative digital health platforms.

Market Overview

Cardiovascular Disease

Cardiovascular disease, to which we sometimes refer to as CVD or cardiac disease, is a class of diseases that involves the heart or blood vessels, such as hypertension, heart disease, arrhythmias (including atrial fibrillation) and congestive heart failure.

CVD is highly prevalent and, quite often, a severe and potentially fatal, medical condition. According to reports published by the American Heart Association, approximately 92 million (nearly 37.0%) adults in the United States are living with some form of CVD or the after-effects of stroke, and, by 2035, approximately 130 million adults in the United States are projected to have some form of CVD.

It has been shown through several peer-reviewed, published studies that sleep apnea is a direct contributing factor to the incidence of various forms of CVD. Accordingly, cardiologists have become increasingly aware and focused on the diagnosis and treatment of sleep apnea. In addition, according to published reports, there were approximately 32,000 cardiologists in the United States in 2019 that practice in approximately 7,800 cardiology offices.

Sleep Apnea

Sleep apnea is a serious and chronic sleep breathing disorder that negatively impacts a patient’s sleep, health and quality of life. There are two types of sleep apnea:

•	OSA, the most common form of sleep apnea, occurs when a person’s breathing is interrupted during sleep by a partially or completely blocked airway. When the airway becomes blocked, the brain detects a stress signal from various biological sources including the chest muscles, lungs and, at times, also a drop in blood oxygen content, which causes the individual to awaken unconsciously (a micro-arousal), just enough to tighten the airway muscles and allow normal breathing to resume. While regular breathing is restored temporarily, the obstruction typically occurs again which restarts the apnea cycle. This cycle of obstructions and waking can repeat dozens of times per hour throughout the night, disrupting the rapid eye movement, or REM, and deep, restorative sleep that are critical to good health as well as creating negative pressure in the abdomen that causes damage to the organs; and

•	Central sleep apnea, or CSA, a less common form of sleep apnea, occurs when a person’s breathing is impacted by lack of brain stimulation of the lungs and diaphragm muscles rather than obstruction. CSA is usually mixed with OSA and rarely appears in a pure form. CSA is known to be prevalent in heart failure patients as well as residents of high altitudes and opiates addicts and a specific pattern of it is called Cheyne-Stokes Respiration. To our knowledge, there is a continuing debate in the scientific community and among clinical practitioners whether this diagnosis impacts the treatment pathway.

A 2014 American Journal of Epidemiology study reported that 26% of adults suffer from sleep apnea. Additionally, according to a 2019 study published by the American Journal of Respiratory and Critical Care Medicine, sleep apnea impacts more than 936 million people worldwide. At the same time, and despite the growing awareness of the consequences of OSA, it was estimated in a 2015 study published by the American Thoracic Society that over 80% of patients with OSA have never been diagnosed.

A 2010 report published by Harvard Medical School estimated the annual economic costs (including the cost of diagnosis and treatment, public safety costs from OSA-related traffic accidents, and the incremental medical costs of OSA co-morbidities) of untreated moderate to severe OSA in the United States to be between $65 billion and $165 billion annually, potentially greater than the cost of asthma, heart failure, stroke or hypertensive disease, which range from $20 billion to $80 billion according to estimates. At the same time, according to an estimate published by Fisher & Paykel Healthcare, the sleep apnea diagnostic and treatment worldwide market was estimated to exceed $3 billion.

The severity of sleep apnea is typically measured by:

•	the number of partial or complete airway blockages in an hour, referred to as the apnea-hypopnea index, or AHI. For example, moderate OSA patients have an AHI of 15 to 30 events per hour, while severe OSA patients have an AHI of more than 30 events per hour; or

•	the average number of respiratory disturbances and related arousals, or RERAs, per hour of sleep, referred to as the respiratory disturbance index, or RDI.

Left untreated, sleep apnea increases the risk of serious chronic conditions, such as high blood pressure, cardiac arrhythmias (such as atrial fibrillation) and other cardiovascular disease, metabolic disease, adult type II diabetes and other life-threatening diseases. In particular, published research shows that, if sleep apnea is untreated: (1) the risk of stroke or death from sudden cardiac arrest doubles; (2) the risk of death from CVD is five times greater; and (3) the risk of recurrence of atrial fibrillation following ablation increases by 42%. In addition, a 2010 study published in Anesthesiology Clinics and a 2018 study published by the Journal of the American Heart Association illustrate the following co-morbidities associated with sleep apnea: drug resistant hypertension (63-83% of the studied patients with drug resistant hypertension were diagnosed with OSA); congestive heart failure (76%); diabetes type 2 (36%); stroke (71-90%); arrhythmias (58%); ischemic heart disease (38%); and atrial fibrillation (49%).

There are several treatment options for sleep apnea, including: (1) CPAP machines that are used with a variety of breathing masks — the mask, worn snugly over the nose or mouth during sleep, uses the CPAP machine to supply pressurized air that flows continuously or intermittently into the throat to prevent the airway from collapsing; (2) MADs also known as sleep apnea oral or dental appliances — that are used to position the lower jaw slightly forward of its usual rest position, which may be enough to keep the airway open during sleep for patients with mild to moderate OSA; and (3) other treatment options, such as positional pillows, upper airway neurostimulation devices, tongue ablation and even surgery.

Linkage between Sleep Apnea and Cardiovascular Disease

There is increasing awareness among cardiologists and the general population of the importance of sleep apnea in the causation or promotion of hypertension, coronary artery disease, heart failure, atrial arrhythmias, and stroke, and, consequently, as a predictor of premature cardiovascular death.

A 2013 study published in American Journal of Epidemiology estimated that sleep apnea is evident in 26% of adults in the general population, but in certain cardiovascular diseases its prevalence can be 40-60%. Similarly, according to research published in the Journal of the American College of Cardiology in 2017, sleep apnea is highly prevalent in patients with cardiovascular disease and evidence supports a causal association of sleep apnea with the incidence and morbidity of hypertension, coronary heart disease, arrhythmia, heart failure and stroke. In many cases, sleep apnea was demonstrated to increase the risk for cardiovascular disease or its recurrence post treatment — such as in atrial fibrillation, high blood pressures and myocardial infarction. The 2017 research also indicates that patients undergoing surgery or other invasive procedures who suffer from sleep apnea are at a greater risk to develop post-operative complications and recurrence of the disease.

Other studies also support the linkage between sleep apnea and cardiovascular disease. For example, a 2017 study published in Circulation: Arrhythmia and Electrophysiology concluded, among other things, that OSA is associated with structural and functional atrial remodeling, and that in the sleep apnea cohort, post pulmonary vein, or PV, isolation, additional non-PV triggers elimination improves ablation outcome, compared with the cohort with no sleep apnea where PV isolation only was sufficient. In addition, this 2017 study calls for conducting sleep studies before ablation, which lead us to believe that the presence of sleep apnea may help define the ablation strategy.

Current Alternatives for Sleep Apnea Diagnosis and their Limitations

According to the 2017 clinical practice guidelines published by the AASM, a definitive diagnosis of sleep apnea can be made with either (1) a PSG study or test, conducted during an overnight visit to a sleep laboratory or sleep center, or (2) through the aid of a technically adequate HSAT:

•	In-lab PSG Tests. PSG tests have been the standard method of diagnosing sleep apnea. They are performed in a sleep lab while the patient is constantly monitored by medical professionals, usually sleep technicians. Patients are hooked up to a web of sensors, electrodes and wires attached to various body parts, as well as chest and abdomen belts and air tubes in the nostrils. PSG tests typically record 12 or more channels of measurements, including brain waves, eye and chin movements that signal the different stages of sleep; heart rate and rhythm; respiration, such as nasal air flow; abdominal and chest belts; and oxygen levels in the blood.

•	Home Sleep Apnea Test. HSATs are low-cost, portable devices that allow patients to be tested in the comfort of their homes. They vary in terms of the number of channels or parameters that they measure, the simplicity in setting up and using the technology, and the level of comfort afforded to the patient. Most HSATs are self-administered and the data collected is downloaded and interpreted by a board-certified sleep physician after the equipment is returned.

We believe that there are several shortcomings to in-lab PSG testing, including:

•	Inconvenience. Patients must travel to a sleep lab and stay overnight;

•	Cost. Third-party reimbursement for PSG is higher than for HSAT devices. We estimate that PSG testing in the United States is reimbursed by Medicare at an approximate range of between $600 and $1,100, compared to HSAT tests described by codes 95800 and 95806, that are reimbursed by Medicare at an approximate range between $120 and $170. As a result, patient deductibles or copayments for HSATs can be considerably lower;

•	Access to Care. Due to a limited number of sleep centers and higher denial rates by medical insurance companies (requiring an HSAT prior to approving an in-lab PSG test), patients often have to wait longer for their scheduled appointment; and

•	Patient Discomfort and Quality of Sleep During a PSG Test. Patients are less likely to have a typical night’s sleep in a sleep lab, compared to sleeping in their own homes. This is primarily because they are in an unfamiliar setting, hooked up to a web of sensors and wires, while being watched by strangers, potentially exposed to allergens which do not exist in their home environment (such as pollens and animal particles).

We believe that HSATs address many of the shortcomings of PSG, as HSATs provide easy access to care, are more convenient for the patient, are less expensive and provide a more typical night sleep recorded in the comfort of the patient’s home.

The importance of HSATs has been recognized by various medical organizations and associations. The AASM approved the usage of home sleep testing to aid in the diagnosis of sleep apnea with a portable sleep device in 2009. In addition, in 2008, CMS approved HSATs as a new covered technology alternative and, by 2011, CMS recognized new “Current Procedural Terminology”, or CPT codes, and “Healthcare Common Procedure Coding System”, or HCPCS codes, for HSAT reimbursement. As such, various commercial payors have been implementing prior authorization programs stipulating that reimbursement requests for in-lab PSG testing would be rejected, unless an HSAT was first conducted. These all contribute to increased use of HSATs and we believe that it will become the predominant form of sleep testing in the future, at least in the United States.

Despite the advantages of HSATs over PSG tests, we believe there are several deficiencies in cardio-pulmonary HSAT devices, to which we sometimes refer herein as traditional HSAT devices. These deficiencies include:

•	Possible Misdiagnosis. Most HSATs use Total Recording Time, or TRT, as their denominator to calculate the most critical criteria of the Apnea Hypopnea Index, or AHI, the index used by physicians to analyze sleep apnea, compared with PSG tests that use Total Sleep Time, or TST. TST is similar to TRT but deducts the total time that the patient was awake, such as the time it takes the patient to fall asleep, insomniac episodes and trips to the restroom. The use of TRT without manual scoring of the data by a sleep technician has been proven in recent studies to result in a net misdiagnosis of up to 20% of patients; and

•	Completion Rates. The rates of completion of traditional HSATs are relatively low in the first night due to technical challenges, such as disconnection of sensors, mainly due to finger oximetry and nasal probes, and patient self-setup errors. For example, according to a 2014 study published by Frost & Sullivan, approximately 20% of HSATs fail in the first night.

Direct to Consumer Market Overview

In 2019, we started focusing on the DTC market, and we plan to launch our DTC activity during the first half of 2020. We believe the raising awareness of sleep apnea and its adverse health effects, combined with consumer demand for cost effective, accessible solutions, overcome inefficiencies in traditional healthcare provider systems, may represent an opportunity for us to enhance the sales of our technology platform directly to consumers.

In this market segment we plan to offer through channel partners, who have an off-line and on line consumer market presence, a full digital health sleep apnea solution for the patient, at the comfort of their home. We plan to address this market with our prescription WatchPAT 300 device as well as the WatchPAT ONE fully disposable prescription device, combined with our CloudPAT and SleePath digital care continuum management assets.

With the support of our operational capabilities, we have developed in the implantation of our WatchPAT Direct program, we plan to provide best in class digital health patient pathway management services through these partners.

To facilitate the clinical oversight of the patients in this journey, we plan to facilitate remote on-line consultation through our CloudPAT system in order to create an on-line market place that allows demand for clinical services to be met with qualified and certified physicians. That way, we will facilitate patient access to real time consultations, advice and therapy prescriptions throughout the care pathway. In addition, we have partnered with high quality sleep practices and DMEs that have demonstrated effective ability to set up CPAP therapeutic solution remotely, as well as monitor and drive compliance.

We believe that our digital health platform can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner which we believe will make our offering successful in this new market segment and will position the company for new growth opportunities. Our DTC partner, SoClean, has launched this DTC activity during March 2020.

Our Products and Services

The WatchPAT Family of Products

Overview. Our prescription WatchPAT sleep apnea test line of products, the first generation of which received its initial United States Food and Drug Administration, or FDA, clearance in 2001, is a watch-like wrist-mounted device with one or two (depending on the model of the WatchPAT product) single-use disposable bio-sensors connected to the patient’s fingers, designed to non-invasively record, measure and analyze digital pulse volume change, or changes in arterial blood volume.

The product is based on our proprietary, clinically validated, technology using the PAT signal, which is capable of monitoring the PAT signal to analyze it for diagnostic purposes. The PAT signal measures changes in the patient’s peripheral arterial pulse volumes as well as various parameters of arterial activity. These arterial activity parameters accurately reflect the patient’s sympathetic nervous system (autonomous (involuntary) nervous system) activity. The WatchPAT continuously records and interprets the autonomic or involuntary nervous system activation during sleep, as measured through the PAT signal. The PAT probe uses optical sensors to non-invasively measure the changes in arterial blood volume while applying sub-diastolic pressure on the distal two thirds of the finger, including the tip. The pressure fields reduce the arterial wall tension and generate a greater dynamic range of the measured PAT signal and improved sensitivity to changes in the signal amplitude.

With the original models of the WatchPAT, the patient had an additional oximetry sensor attached to another finger measuring blood oxygen saturation. In 2014, we introduced WatchPAT 200 Unified, which allows our proprietary sleep apnea test to be performed using only a single finger to collect both oximetry and PAT data in a unified probe. In the year ended December 31, 2018, the WatchPAT 200 Unified was our main product offering. In March 2019, we introduced the WatchPAT 300, a new generation of the WatchPAT line of products, which, among other things, is designed to expedite data transfer and allow the use of a lighter and smaller watch. In June 2019, we received FDA clearance for our WatchPAT ONE, which, to our knowledge, is the first and only disposable HSAT diagnostic aid on the market. The WatchPAT ONE collects the same data as the WatchPAT 200 Unified and WatchPAT.

The following pictures depict the WatchPAT 300 device:

The following pictures depict the WatchPAT ONE device:

Key Features

The key features of WatchPAT are as follows:

•	Single-use disposable bio-sensor. WatchPAT 300 and WatchPAT 200 Unified employs a single-use disposable finger bio-sensor to measure the PAT signal. The bio-sensor is built of external hard shell and sensitive internal membrane that create blood pooling in the finger circulation as well as sensitive optical sensors designed to accurately measure changes in blood volumes and oxygen levels.

•	Reusable WatchPAT 200 Unified and WatchPAT 300 devices. Except for the bio-sensor, the WatchPAT 200 Unified and WatchPAT 300 devices are reusable and returned to the physician or clinic after patient use.

•	Data processing. The data acquired by the various sensors is automatically processed by our proprietary algorithm and a final report is automatically generated to the physicians through local or cloud-based software.

•	Seven channels. WatchPAT is designed to measure seven unique parameters, also known as channels:

•	PAT — which is a physiological signal that mirrors changes in the autonomic nervous system caused by respiratory disturbances during sleep.

•	Oximetry — the measurement of oxygen levels in the blood.

•	Actigraphy — the measurement of body movement while sleeping. WatchPAT actigraphy is equipped with adaptive algorithms that prevent detection of severe apneic events, such as wakefulness.

•	Heart Rate — the number of heart beats per minute while sleeping.

•	Body Position — notes whether the patient is asleep on back (supine), front (prone) or side, all of which influence sleep apnea.

•	Snoring Intensity — loud snoring is a major indicator of sleep apnea.

•	Chest Motion — three axial movement of a point on the chest, just under the sternum notch, during the breathing cycle.

•	Rich Data Output. WatchPAT uses the seven channels of patient data and our proprietary algorithms to process and provide the physicians various data outputs to aid their diagnosis, including:

•	Total Sleep Time — WatchPAT reports both TST and basic Hypnogram (also known as sleep architecture), even though it does not employ the traditional airflow and chest and abdominal effort belts channels nor the electroencephalograph, or EEG, and eye movement detectors used in some other HSAT devices.

•	Apnea/Hypopnea Index, or AHI, and RDI — WatchPAT provides information on AHI and RDI, the clinically accepted indices that determine the severity of sleep apnea.

•	Central Sleep Apnea, or CSA. — With our Central Plus module, WatchPAT can also provide quantification of AHI, which is the portion of events per hour that are identified as CSA and percent of sleep time with Cheyne- Stokes Respiration.

•	Oxygen Desaturation Index, or ODI — WatchPAT provides information on ODI, which is the total number of blood oxygen saturation drops per hour of sleep, as well as statistics about the blood oxygen saturation statistics throughout the night.

•	Sleep Stages and Architecture — WatchPAT provides information on the cyclical pattern of sleep stages, summarized in a chart called a hypnogram, which differentiates between the non-REM stages of light sleep, deep sleep and REM (rapid eye movement) sleep. REM related sleep disorders are associated with significant higher risk for hypertension.

•	Sleep Fragmentation — WatchPAT detects repeated short interruptions of sleep throughout the night.

•	Other — WatchPAT provides data on outputs of various other channels, including heart rate, body position and snoring intensity.

Key Benefits of WatchPAT

We believe that WatchPAT has several key advantages over in-lab PSG testing and competing HSAT products by providing the following key benefits:

•	Ease of Use and Patient Comfort. Composed of a simple wrist worn watch-like device with one finger probe (in the WatchPAT 200 Unified, WatchPAT 300 and WatchPAT ONE models), the prescription WatchPAT was specifically designed for home sleep apnea testing for appropriate patients with minimal patient education. As such, we believe it is easy and intuitive to operate for patients, equipped with validated automated scoring algorithms that reduces time of processing and analyzing the raw data collected to few minutes, compared with manual scoring that we estimate takes on average between 30 to 40 minutes. We estimate that these advantages also translate to a test completion rate of 98%, compared with other HSAT devices that have estimated completion rates of 80%.

•	Accuracy. Based upon, among other things, several studies, including a meta-analysis study, we believe that the WatchPAT offers accuracy that, while not equivalent, presents a viable alternative to in-lab PSG for confirmation of clinically suspected sleep apnea. In addition, our WatchPAT devices have several features that are provided by in-lab PSG but we believe are lacking in most traditional HSATs, including:

•	The ability to accurately report TST, not just TRT like in traditional HSATs. The TST detection is important for patients who tend to wake up frequently during the night or suffer from insomnia; and

•	The ability to detect sleep stages, with a focus on REM sleep. The diagnosis of REM related sleep patients can be missed because their overall AHI is low, whereas their REM-related AHI is high. According to one study from 2014, if REM related sleep apnea is left untreated, it is associated with up to a 24% increase in risk for hypertension.

•	Cost. The total cost of a WatchPAT test is less expensive for third-party payors than an overnight sleep center test. We estimate that PSG testing is reimbursed by Medicare in the United States at an approximate range of between $600 and $1,100, compared to HSAT tests described by codes 95800 and 95806 that are reimbursed by Medicare at an approximate range of between $120 and $170 and, consequently, the deductible to the patient for HSATs is lower. We believe this cost advantage to payors and patients will help drive market penetration.

•	Provides Immediate and Easy-to-Read Results. Most in-lab PSG and HSATs require a sleep technician to review and interpret the raw data recording and identify areas of poor signals, wakefulness and other technical issues related to nasal cannula motion. The WatchPAT is designed to provide validated automated reports, without the need for the additional step of a sleep technician’s review.

WatchPAT 300. In April 2018, we publicly announced that we submitted our application to the FDA for clearance of the prescription WatchPAT 300, a new generation of the WatchPAT line of products that is designed to expedite data transfer, allow the use of a lighter and smaller watch and reduce manufacturing costs. The WatchPAT 300 also lays the foundation for possible additional future capabilities, such as wireless communication embedded in the device. In August 2018, we obtained the FDA clearance of the WatchPAT 300 for use with patients suspected to have sleep related breathing disorders as a diagnostic aid for the detection of sleep related breathing disorders, sleep staging, snoring level and body position, and, in March 2019, we announced the commercial launch of the WatchPAT 300.

WatchPAT ONE. In January 2019, we publicly announced that we submitted our application to the FDA for clearance of WatchPAT ONE, the first and only disposable HSAT that does not require the patient to return the WatchPAT to the physician or clinic. In June 2019, we received FDA clearance for the prescription WatchPAT ONE for use with patients suspected to have sleep related breathing disorders as a diagnostic aid for the detection of sleep related breathing disorders, sleep staging, snoring level and body position, and commenced with a limited commercial introduction. The WatchPAT ONE uses an app on a smartphone to guide the patient through the set-up, initiation and completion of the sleep study. Through Bluetooth connection, data is transferred from the WatchPAT ONE to the smartphone app and then transferred to a secure server through a WiFi or cellular connection.

WatchPAT Related Services and Accessories

Total Sleep Solution. Our TSS program aims to provide a complete sleep apnea management solution to cardiology customers, either at the cardiology center or through third-party service providers. The key components of our TSS program, which is currently offered only in the United States, include:

•	Screening — We provide information and best practices that help cardiology clinics to properly implement patients’ systematic screening to identify patients with high pre-test probability into their practice workflow routine by using validated questionnaires, such as STOP-Bang (Snoring, Tired Observed stop breathing, high blood Pressure, BMI, Age, Neck size and Gender). This initial screening is a required documentation step by most insurance companies to qualify for HSAT reimbursement;

•	Diagnostics — Following initial screening, we aid the diagnostic stage by offering (1) home sleep testing using our WatchPAT family of products; use of our CloudPAT solution, as described below, to transfer the test results to a board-certified sleep physician for customers who prefer outsourcing the logistics; or (2) for those customers who prefer to prescribe for the test only, access to a network of IDTF for patient diagnostic services using the WatchPAT or other HSAT devices;

•	Treatment — Through arrangements between the clinics and DMEs, providers, patients diagnosed with sleep apnea can be provided with sleep apnea therapy devices, such as CPAP, or, by the clinic referring to dentists specializing in sleep medicine, with prescriptions for MADs. Those providers may use third-party therapy devices, if the certified sleep physician assigned to interpret the test results prescribes such devices; and

•	Reporting — Using our CloudPAT and SleePath solutions, as described below, we facilitate the cardiology customers’ receipt of status reports and to otherwise monitor the patients’ sleep apnea management status and compliance, if their DME providers use devices compatible with our SleePath solutions.

WatchPAT Direct. WatchPAT Direct is a set of logistic support services that we offer from our service center in Atlanta, Georgia. These services follow the prescription orders and include the coordination and delivery of the WatchPAT to the patient and the shipment back to our service center in Atlanta. Once the device is returned the data from the device is downloaded and delivered to an assigned physician for interpretation, WatchPAT Direct is currently offered only in the mainland United States.

CloudPAT. CloudPAT is a cloud-based information technology, or IT, platform, designed to allow customers to transfer the WatchPAT test results primarily to board-certified sleep physicians, IDTF and DMEs. The board-certified sleep physicians receive and interpret the test results, make a diagnosis and potentially prescribe therapy. In the United States, the signing off on the diagnostic report by a board-certified sleep physician is required by the reimbursement guidelines of AASM and CMS. The CloudPAT, together with the SleePath will also be used to deploy our direct to consumer digital health model and provide digital health patient pathway management services directly to consumers, including through channel partners. We plan to facilitate, via our CloudPAT, remote on-line consultations in order to create an on-line market place that will allow demand for clinical services to be met with qualified and certified physicians. The CloudPAT will facilitate patient access to real time consultation, advice and prescriptions throughout the care pathway.

zzzPAT. zzzPAT is an analysis software used in conjunction with our WatchPAT family of products. This software stores the recorded raw signals and provides a set of both automated as well as manual scoring and analytical functions for interpretation and reporting purposes used in the diagnosis of sleep apnea.

SleePath. SleePath is an integrated e-health sleep apnea care pathway monitoring module, included as part of our CloudPAT system, that is designed to allow cardiologists to monitor a patient’s sleep apnea management status and compliance with CPAP therapeutic devices on demand. Key features of SleePath include (1) utilizing data from both the CloudPAT and the cloud-based data transmitted and stored by leading CPAP devices manufacturers, including Philips United States and ResMed, to provide a “cardio sleep dashboard”, which is designed to allow physicians to track the sleep care pathway status of both the physician practice and the individual patient; and (2) the system monitors and reports CPAP device compliance (the number of days and hours on CPAP and residual sleep apnea), with the data being presented in a user-friendly visual format that is designed to show progress or deviation toward specific treatment goals and changes in metrics over time.

The EndoPAT

The EndoPAT device, the first generation of which received FDA clearance in 2003, is designed to diagnose endothelial function by measuring the ability of blood vessels to dilate as a response to shear stress, or other stimuli, in order to accommodate increased blood flow. The endothelium is the inner lining of all blood vessels regulating their function and ability to dilate or constrict. The EndoPAT device uses our PAT-based technology to measure the ability of blood vessels to dilate after an artificially created CVD. In the United States, EndoPAT has no reimbursement and is sold primarily for research purposes. We anticipate that, in 2020, we will begin selling our newly developed EndoPATX for which we recently received authorization to affix a CE mark.

Clinical Results and Studies

We have invested in and developed a significant body of clinical studies and data that demonstrates the effectiveness and safety of our WatchPAT family of products by validating it against “gold-standard” PSG tests. The effectiveness and safety of our WatchPAT family of products have been consistent across both company-funded and independent clinical studies that have evaluated, in the aggregate, more than nine hundred patients, all of which have been published in peer-reviewed publications.

The following is a summary that highlights key findings from some of these studies. We believe that (except to the extent indicated under “Impact of Arterial Stiffness on WatchPAT Variables in Patients With Obstructive Sleep Apnea” below) (1) these studies are the most material, reliable (primarily in the sense that the study uses commonly adhered procedures for such type of studies) and comprehensive studies conducted that are relevant to our main product, the WatchPAT, (2) these studies address (whether in a favorable or negative manner) material elements underlying our statements regarding the key features of the WatchPAT and its comparison to PSG tests, and (3) disclosing such studies is meaningful to investors.

In our discussion of the results of the studies described below, we have indicated the relevant p-values, or P, which demonstrate the statistical significance, all of which are less than 0.05, which is the commonly accepted threshold for statistical significance and follows the convention used by the authors of the relevant studies as well as what we believe is standard clinical practice.

Where we have not indicated the p-value in the results of the studies described below, it is either because the relevant result is not a statistical parameter or the study itself did not publish the p-value for the specific result. We believe such findings, despite the lack of p-value, are still meaningful and useful to investors primarily because they were part of the findings highlighted or conclusions provided by the authors and are otherwise relevant to an understanding of our WatchPAT family of products and, with respect to the Health Provider System Study described below, also illustrate how one health provider has evaluated the transition from PSG tests to HSATs.

Diagnosis of Obstructive Sleep Apnea by Peripheral Arterial Tonometry

This meta-analysis study, which was published in JAMA Otolaryngology — Head & Neck Surgery in December 2013, aimed to assess the correlation between sleep indexes (namely, RDI, AHI and ODI, which indexes are described under “Marketing Overview and Our Solutions” above) measured by a PAT-based portable sleep testing device (using our WatchPAT family of products) and those measured by PSG tests, by conducting a review of multiple studies that, overall, examined 909 patients.

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

Based on the results, we believe PAT-based portable devices, such as our WatchPAT family of products, present a viable alternative to PSG for confirmation of clinically suspected sleep apnea.

Impact of Arterial Stiffness on WatchPAT Variables in Patients with Obstructive Sleep Apnea

This study, which was published in Journal of Sleep Medicine in March 2018, aimed to assess the effects of arterial stiffness on WatchPAT results, by examining a total of 61 patients with suspected OSA, where each patient initially underwent a home sleep study with WatchPAT, followed, after an average of 39 days, by both an in-lab full PSG sleep study and an arterial stiffness evaluation using a Brachial-Ankle Pulse Wave Velocity, or baPWV, test.

The key results of this study were that (1) overall, WatchPAT’s apnea-hypopnea index, or AHI, was moderately correlated (r=0.69) to those AHI of PSG (P<0.0001); (2) for patients with lower baPWV, there was a significant correlation between the WatchPAT and PSG’s AHI (for example, for patients with baPWV< 1500, r = 0.782 (P≤0.0001)); and (3) for the high baPWV group, there was low or non-significant correlation between the WatchPAT and PSG’s AHI (for example, for patients with baPWV>1500, r=0.397 (P=0.04)). The study concluded, on a cautionary note, that high arterial stiffness may affect the respiratory variables measured by WatchPAT.

We note that, while this study addresses (in a positive as well as negative manner) various features of the WatchPAT and its comparison to PSG tests, we believe its results are limited for the following primary reasons: (1) the WatchPAT validation comparison with the PSG test was conducted after a delay of 39 days on average, instead of being performed simultaneously as in most WatchPAT validation studies. Based on the literature on the consequences of delays of such length between repeated studies, we believe the delay may have introduced a substantial degree of variability between respective tests; and (2) the study used an AHI threshold of 30 to diagnose OSA instead of using other, lower and more commonly used conventional diagnostic AHI thresholds, such as an AHI threshold of 15.

Sleep Staging Based on Autonomic Signals: A Multi-Center Validation Study

This multi-center study, which was published in the Journal of Clinical Sleep Medicine in June 2011, aimed to assess the WatchPAT-based algorithm for determining wake, light sleep, deep sleep, and REM sleep based on epoch-by-epoch comparisons to PSG tests, by monitoring a total of 237 patients (of which 38 were normal and 189 were diagnosed with OSA) that underwent simultaneous, synchronized overnight recordings with PSG and the WatchPAT. As described under “Our Products and Services — The WatchPAT Family of Products — Sleep Stages and Architecture,” the ability to detect the various sleep stages provides important information on the cyclical pattern of sleep stages, which differentiates between light sleep, deep sleep and REM sleep. It should be noted that this study, which was authored by, among others, certain of our current or former employees and consultants, was partially sponsored by us and, to our knowledge, also used certain data from previous studies that we supported.

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

Based on the results, we believe this study showed that WatchPAT is capable of detecting sleep stages with moderate agreement to PSG tests in normal subjects and OSA patients and that sleep staging based on actigraphy and signals recorded by the WatchPAT is of reasonable accuracy.

A Novel Adaptive Wrist Actigraphy Algorithm for Sleep-Wake Assessment in Sleep Apnea Patients

This study, which was published in Sleep in December 2004, aimed to validate an automatic algorithm, developed for actigraphic studies in normal subjects and patients with OSA, by comparing it on an epoch-by-epoch basis to PSG tests, by monitoring a total of 228 subjects from three different sleep centers that underwent simultaneous, synchronized recordings with PSG and the WatchPAT (a model with a built-in actigraph). It should be noted that, to our knowledge, this study used certain data from other previous studies that we have supported.

The key results of this study were that (1) the overall agreement between PSG and WatchPAT ranged from 86% in normal subjects to 86%, 84%, and 80% in the patients with mild, moderate, and severe OSA, respectively (P<0.05); (2) the overall sensitivity (i.e., the probability that WatchPAT detected sleep when the PSG detected sleep at that epoch) and specificity (i.e., the probability that WatchPAT detected wake when the PSG detected wake at that epoch) to identify sleep was 89% and 69%, respectively; and (3) there was a very small statistical difference between WatchPAT and PSG in determining sleep efficiency (i.e., the total sleep time as percentage of the amount of time spent in bed from first attempting to go to sleep until final waking up) (78.4% +/- 9.9% and 78.8% +/- 13.4%, respectively) and TST (690 +/- 152 epochs and 690 +/- 154 epochs, respectively) but there was a significant difference in determining sleep latency (i.e., the time it takes for the patient to fall asleep) (56.8 +/- 31.4 epochs and 43.3 +/- 45.4 epochs, respectively). For most individuals, the difference between the PSG and actigraphy was relatively small, although for some there was a substantial disagreement up to a maximum of 37% in sleep efficiency.

Based on the results, we believe this study showed that the WatchPAT actigraphy algorithm provides a reasonably accurate estimation of sleep and wakefulness in normal subjects as well as in OSA patients.

Health Provider System Study

This study, which was published under the title The Effect of the Transition to Home Monitoring for the Diagnosis of OSAs on Test Availability, Waiting time, Patients’ Satisfaction, and Outcome in a Large Health Provider System in Sleep Disorders in April 2014, to which we refer as the Health Provider System Study, aimed to assess the effects of the transition of one of the leading health insurance providers in Israel from PSG tests to HSATs in terms of accessibility, waiting time, patient satisfaction, costs and CPAP device purchases by patients, by comparing data that was retrieved from the insurance provider’s database of 650,000 patients between the period of 2007-2008 and 2010-2011 (2009 was excluded during the transition from PSG to HSAT).

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

Based on the results, we believe this study showed that a transition from in-lab testing to unattended home sleep testing improved OSA diagnosis test accessibility reduced waiting time and reduced overall OSA diagnosis costs, while maintaining patient satisfaction.

Sales and Marketing

General. Our WatchPAT family of products and related services are sold and marketed through both direct and indirect channels, including distributors. Our primary customers are hospitals, medical centers (including sleep centers), health management organizations (HMOs), physicians (including sleep specialists), research institutions and cardiology practices and departments. The targeted customers for our WatchPAT technology are primarily cardiologists and electrophysiologists who are interested in integrating sleep medicine into their practice, as well as physicians who specialize in sleep medicine. Sleep specialists represent a variety of medical backgrounds, including pulmonologists (lung specialists), otolaryngologists (ears, nose, and throat), neurologists, primary care physicians and dentists. Our physician customers typically practice in office settings, clinics, or hospitals. Our EndoPAT products and related services are sold primarily through indirect channels to research institutions and directly to pharmaceutical companies to support their clinical research.

We offer our WatchPAT family of products to customers in two main business models:

•	TaaS whereby our customers pay a fixed fee per each home sleep test conducted with our product. The fee per test includes all the components associated with the test, including the disposable bio-sensor (one disposable is used once with each WatchPAT test), the hardware (the WatchPAT device itself) and access to our CloudPAT platform; and

•	Capital purchase, whereby our customers purchase and own the hardware (the WatchPAT device itself), the disposables bio-sensor (one disposable is used once with each WatchPAT test) and other related accessories. We also offer our customers capital purchase through a lease model, whereby the customer leases the product for monthly lease payments, typically over a period of between 18 to 24 months, and becomes the owner of the product at the end of the lease period in consideration for a nominal amount.

While sleep physicians and traditional sleep business represent the majority of our United States customers today, consistent with our strategy, our plan is that cardiologists will represent the majority of our growth and will become an increasingly larger component of our United States sleep business over time.

In the years ended December 31, 2019, 2018 and 2017, a substantial majority of our revenues were derived from our WatchPAT family of products and related services (92.7% in the year ended December 31, 2019, 92.5% in the year ended December 31, 2018 and 87.5% in the year ended December 31, 2017). In terms of geographic markets in the years ended December 31, 2019, 2018 and 2017, a substantial majority of our revenues were from sales in the United States (73.5% in the year ended December 31, 2019, 72.7% in the year ended December 31, 2018 and 71.3% in the year ended December 31, 2017). For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5.A. “Operating and Financial Review and Prospects — Operating Results”.

For the year ended December 31, 2019, (1) Kaiser, one of the largest medical insurers and hospital system in the United States, accounted for approximately 22.4% of our total revenues (compared with 18.9% in the year ended December 31, 2018 and 17.5% in the year ended December 31, 2017); (2) Philips Japan, a leading global provider of solutions to the sleep and respiratory market, accounted for approximately 11.0% of our total revenues (compared with 13.3% in the year ended December 31, 2018 and 12.7% in the year ended December 31, 2017); and (3) VA, one of the largest United States hospital and clinics chains, accounted for approximately 6.6% of our total revenues (compared with 11.9% in the year ended December 31, 2018 and 12.1% in the year ended December 31, 2017).

Direct Sales. We continue to develop our sales and marketing organization that consists of a dedicated sales team that is complemented by a marketing team as well as sales and marketing support personnel. Our sales force (including marketing, sales and sales and marketing support personnel) as of December 31, 2019, was comprised of a total of 72 persons, of which 63 persons were located in the United States (in the United States, we had 27 distinct geographic territories (including three verticals) as of December 31, 2019) and 9 persons were located in other locations. Indirect Sales and Strategic Collaborations. Over the course of the past several years, we have focused on developing long- term strategic partnerships with distributors and other business partners, including leading global partners such as Medtronic and Philips Respironics:

•	Co-Marketing Agreement with Medtronic, Inc. In April 2015, we entered into a co-marketing agreement with Medtronic, Inc., an indirect wholly owned subsidiary of Medtronic plc. Medtronic currently markets and sells its cardiac ablation products for the treatment of cardiac arrhythmias, including atrial fibrillation condition. Under the co-marketing agreement, Medtronic was granted exclusive rights to co-market, with us, our WatchPAT family of products within our Total Sleep Solution framework to electrophysiologists (physicians who specialize in cardiology arrhythmias) in the United States.

•	Distribution Agreement with Philips Respironics GK. In February 2014, we entered into a distribution agreement with Philips Respironics GK, a subsidiary of Koninklijke Philips NV (also known as Royal Philips), or Philips Japan, which was renewed in December 2018 for an additional three years’ period until December 2021. Under the distribution agreement, Philips Japan was granted exclusive rights to distribute our WatchPAT family of products and ancillary accessories in Japan. According to this agreement, we may terminate the agreement if Philips Japan does not meet certain minimum purchase requirements of our products.

•	Co-Marketing Agreement with BioTel Heart, a division of BioTelemetry, Inc. In June 2019, we expanded our pilot program to make our Total Sleep Solution available to select BioTel Heart cardiology customers in the United States. We conducted a successful pilot program with several BioTel Heart customers and are making the service available in additional targeted regions and we continue to evaluate the expansion of such collaboration. The collaboration is designed to respond to the growing demand for home sleep apnea testing among cardiologists, who recognize effective sleep apnea management as a critical strategy for improving health in patients with cardiac disease. Such collaboration provides the framework for cardiologists to prescribe home sleep apnea tests without worrying about pre-authorization and billing. This next step in our strategy is intended to simplify the integration of our Total Sleep Solution offering into routine cardiac care pathways.

•	Direct to Consumer Services Agreement with SoClean. In December 2019, we entered into an agreement with SoClean to provide SoClean exclusive rights to market WatchPAT ONE directly to consumers in the United States with additional on line services to be facilitated by our CloudPAT digital health platform. The collaboration is designed to overcome the barriers to sleep apnea testing by enabling consumers to obtain online sleep consultations and, if prescribed, purchase home based sleep test using the WatchPAT ONE. Under the collaboration, SoClean has committed to a minimum purchase of $4.5 million worth of WatchPAT ONE devices through 2020 with annual growth commitments through 2024 to maintain exclusivity to the DTC segment. SoClean will have exclusive DTC rights in the United States through any and all marketing and sales channels, excluding healthcare providers and facilities.

In order to promote our Total Sleep Solution program, we are also developing partnerships with various business partners whose products or services are complimentary to ours. For example, we have entered into agreements with Philips United States, an affiliate of Philips Japan and ResMED, under which (1) we were granted non-exclusive rights to distribute Philips United States sleep apnea treatment devices, such as CPAP devices, to DMEs that participate in our Total Sleep Solution program to cardiovascular centers in the United States, and (2) Philips United States allowed us to use its cloud-based CPAP data as part of our SleePath platform.

While we view our partnerships with Medtronic, Philips Respironics and other business partners as strategic, our direct sales to healthcare providers represented more than 80% of our total revenues in the year ended December 31, 2019.

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

Third-Party Coverage and Reimbursement

General. In the United States and elsewhere, demand for our products is dependent to a large extent on the availability of coverage and reimbursement from third-party payors, including governmental payors, such as Medicare and Medicaid, and private payors, such as medical insurance providers. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for HSATs, such as our WatchPAT family of products and related professional and technical services. However, our EndoPAT product has not obtained, and we do not expect it will obtain, coverage or reimbursement from third-party payors. In determining payment rates, third-party payors are continuously scrutinizing the costs of medical products and services.

United States. In the United States and markets in other countries, patients who are prescribed medical devices for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. WatchPAT devices are typically reimbursed by the patient’s health insurance plan, which include governmental health programs in the United States such a Medicare and Medicaid, commercial health insurers and managed care organizations. To obtain approval for reimbursement, payors require a physician’s written order, a history of the patient’s medical condition and past treatment, and demonstration of medical necessity. In 2009, CMS issued a National Coverage Determination, or NCD, to extend coverage to a number of sleep tests, including the WatchPAT and other sleep testing devices measuring three or more channels that include actigraphy, oximetry, and peripheral arterial tone when used to aid the diagnosis of OSA in Medicare beneficiaries who have signs and symptoms indicative of OSA if performed unattended in or out of a sleep lab facility or attended in a sleep lab facility.

In November 2010, the American Medical Association, or AMA, which is responsible for maintaining and updating billing codes for medical services and procedures, known as CPT codes, created a new a Category I CPT code for sleep studies using home sleep testing devices such as the WatchPAT: CPT code 95800 (“Sleep study, unattended, simultaneous recording; heart rate, oxygen saturation, respiratory analysis (e.g., by airflow or peripheral arterial tone), and sleep time”), effective January 1, 2011. After CMS issued the NCD and the AMA created the new CPT code, certain commercial third-party payors, including Aetna, Cigna, UnitedHealthcare and others, updated their coverage policies to include coverage for these tests, including the WatchPAT, as described by CPT code 95800. In March 2017, AASM published guidelines establishing updated clinical practice recommendations to aid in the diagnosis of OSA in adults, pursuant to which devices that measure a minimum of the following sensors are technically adequate to diagnose OSA in uncomplicated adult patients presenting with signs and symptoms that indicate an increased risk of moderate to severe OSA: (1) nasal pressure, chest and abdominal respiratory inductance plethysmography, and oximetry, or (2) PAT with oximetry and actigraphy, such as our WatchPAT device, are technically adequate to diagnose OSA in uncomplicated adult patients presenting with signs and symptoms that indicate an increased risk of moderate to severe OSA. In November 2017, AIM Specialty Health, or AIM, a specialty benefits management company who advises many United States health insurance plans on coverage policies, determined that devices utilizing the combination of PAT, actigraphy, EKG/heart rate and oxygen saturation are considered medically necessary when certain clinical criteria are met.

We believe that AIM Specialty Health’s, or AIM’s, updated clinical guidelines, as well as the July 2019 publication of an updated policy by the Blue Cross Blue Shield Association’s, or BCBSA’s, Evidence Street organization supporting coverage for HSATs utilizing PAT technology, resulted in expanded coverage of HSATs by several Blue Cross Blue Shield, or BCBS, payors across the country. Since BCBSA’s Evidence Street publication, seven BCBS plans covering approximately 15 million lives, most notably Blue Shield of California with 3.7 million covered lives and BCBS Federal Employee Plan with 5.3 million covered lives, have adopted policies providing coverage for HSATs utilizing PAT-based technology, including the WatchPAT device. We believe that the Evidence Street report provides important validation of the clinical value of the PAT technology, which we anticipate additional plans will reference to expand coverage of WatchPAT.

Nevertheless, certain commercial payors and most Medicaid programs currently do not cover HSATs, such as our WatchPAT. In addition, while private healthcare insurers often follow reimbursement policies adopted by Medicare, this is not always the case and the reimbursement terms of different private insurers vary. We invest, and plan to continue to invest, resources in our efforts to expand coverage to include sleep tests using our WatchPAT device.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians for tests using our products. Because the cost of our products generally is recovered by our customers as part of the payment for performing the test and not separately reimbursed, these updates could directly impact the demand for our products. An example of payment updates is the Medicare program’s updates to physician payments under the MPFS, which are done on an annual basis using a prescribed statutory formula. In November 2019, CMS issued final revisions to its payment policies under the MPFS, effective January 1, 2020, reducing the work relative value units associated with certain HSAT codes, including 95800. CMS’s 2020 MPFS update represents the second year of a 3-year plan communicated by CMS to reevaluate reimbursement in home sleep apnea diagnostic codes. It is unclear the impact, if any, these payment reductions will have on our customers’ willingness to adopt the broad use of our WatchPAT and other devices. Any changes in coverage and reimbursement that further restrict coverage of our products or lower reimbursement for tests using our devices could materially affect our business.

International. In other markets outside the United States, HSAT has been endorsed to different degrees. For example, in Sweden, which is characterized with scattered population, HSATs have been promoted as the only means of diagnosis, and, in Germany, an HSAT is the first-line diagnosis tool and PSG is only allowed if multiple HSAT attempts failed to deliver conclusive diagnosis. On the other hand, in Japan, local authorities (namely, the Ministry of Health Labour and Welfare of Japan, or MHLW) have limited HSAT clearance to diagnose OSA for the purpose of prescribing therapy to those patients who are categorized as suffering from severe OSA (the MHLW set an AHI threshold of 40), and, to our knowledge, PSG remains the dominant means of sleep apnea diagnosis. In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. To our knowledge, WatchPAT is covered by medical insurance to different degrees in Japan, the UK, The Netherlands, Sweden, Germany, Switzerland, Italy, Israel and few smaller countries.

Outlook. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used. For example, in March 2010, comprehensive healthcare reform legislation was enacted through the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education and Reconciliation Act, or ACA, which, among other things, imposed, among other things, a new federal excise tax on the sale of certain medical devices, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013, and will stay in effect through 2029 unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. Such legislation and regulation of healthcare costs may, however, result in decreased lower reimbursements by governmental and private payors for our products, which may adversely affect our business, financial condition and results of operations.

Competition

Our industry is subject to rapid change from the introduction of new products and technologies and other activities of industry participants. In particular, the sleep test marketplace is highly competitive and has relatively few barriers to entry. We believe that the primary competitive factors affecting sales of our products and related services are:

•	market acceptance by physicians and key opinion leaders, especially within the cardiology market;

•	obtaining required local regulatory approvals or licenses for the sale of our products in the pertinent territories;

•	obtaining insurance reimbursement status from the relevant third-party payors, especially within the United States;

•	company, product and brand recognition;

•	product efficacy, safety, reliability and durability;

•	product ease of use and patient comfort; and

•	technological innovation, product enhancements and speed of innovation.

We compete primarily with international and local vendors of sleep tests, including in the following main categories:

•	PSG tests: PSG systems are provided by several companies, including Philips United States (part of Philips Medical), Embla, Nihon Kohden, Viasys Healthcare, Puritan Bennett, Cadwell Laboratories, Clevemed, Stellate Healthcare, Grass Technologies (a subsidiary of Astro-Med Inc.). As more fully described under “Business Overview—Our Products and Services—The WatchPAT Family of Products—Key Benefits of WatchPAT” above, we believe that HSATs in general, and our WatchPAT family of products in particular, are competitive in price and features and have certain advantages as compared to PSG tests;

•	HSATs (PSG): Suppliers of home sleep testing for diagnostic purposes that offer devices that perform full PSG tests at home, such as Embla and Aura-Grass, which, consequently, typically do not provide a significant cost benefit relative to in-lab PSG tests;

•	HSATs: Suppliers of home sleep testing as diagnostic aids or for diagnostic purposes that offer ambulatory systems, such as Embletta MPR (provided by Embla Systems), Apnea Link Air (provided by ResMed Corp.), ARES (provided by SleepMed Inc.), Alice NightOne (provided by Philips United States) and Nox T3 (provided by Nox Medical), which devices typically measure four to five parameters (compared to the seven parameters measured by WatchPAT), and lack measurement of TST when not used with EEG (which, to our knowledge, is used only by ARES, which provides total sleep time by a device placed on the forehead with built-in EEG electrodes) and all of which also require nasal cannula. As more fully described under Key Benefits of WatchPAT above, we believe that, while our WatchPAT family of products may be more expensive than such HSATs, they offer various features and advantages as compared to such HSATs; and

•	Pulse oximetry devices: Suppliers of pulse oximetry devices, such as Nonin and Masimo. In contrast to diagnostic devices, pulse oximetry devices that only measure one or two physiological parameters (oxygen saturation and motion) participate in the sleep space mostly as a screening tool.

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

Intellectual Property

General. Our intellectual property and proprietary technology are important to the development, manufacturing and sale of our current and future pipeline products. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, copyrights, trademarks, trade secret laws, non-disclosure and confidentiality agreements and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others. We primarily rely on our own research and development efforts to enhance and develop our technology and products although, in some instances that do not involve our core competencies, such as with CloudPAT, we choose to license customized platforms from third parties.

Patents. As of December 31, 2019, we have been granted a total of 62 patents and have 11 pending national phase applications directly relating to our current products. A further 25 granted patents are potentially applicable, pending ongoing research and development. The families of patents that specifically cover WatchPAT consist of 45 granted patents worldwide and 10 pending patent applications, while EndoPAT is covered by 12 granted patents worldwide and one pending patent application as well as a further 15 granted patents that are potentially applicable pending ongoing research and development. In addition, we have 5 granted patents that relate to features which are common to both WatchPAT and EndoPAT, as well as a further 10 patents that are potentially applicable pending ongoing research and development.

We submit applications under the Patent Cooperation Treaty, or PCT, an international patent law treaty that provides a unified procedure for filing a single initial patent application to reserve the option to seek patent protection for an invention in each of the member states and regions. Although a PCT application cannot be issued as a patent, it allows for the applicant to seek protection at a later date in any of the member states and regions through national or regional phase applications. National and regional phase applications are examined by the allocable authorities in each member state or region in which we elect to file an application. We can elect to file a regional application in Europe, in which case we will not be required to file a separate state specific application for each member state in Europe, until such time as the European application is granted a patent, whereupon state specific validations may subsequently be selected.

Patents and patent applications covering our WatchPAT and EndoPAT technology have been issued or are currently pending in the United States, Japan, Europe and other international markets. Many of our patents and patent applications cover our technology around methods of and related devices for measuring the PAT signal and the application thereof.

Absent patent-term extensions and excluding granted patents that are potentially applicable pending ongoing research and development, several patents for (1) the WatchPAT are set to expire between 2021 and 2029 in Europe, Japan, and other foreign jurisdictions and between 2024 and 2030 in the United States and (2) the EndoPAT are set to expire between 2021 and 2032 in Japan, in 2021 in Europe and other foreign jurisdictions and in 2022 in the United States. While the original patents covering the PAT signal and certain embodiments thereof expired in July 2017, we believe that since our products have undergone substantial development and changes since our original products were first introduced, our current products should be protected in the United States, Japan, and many other countries by newer patents that we obtained and which are scheduled to expire as detailed above. The EndoPAT could also potentially be protected by additional granted patents, which may be applicable pending ongoing research and development, and are set to expire between 2027 and 2030 in the United States, and between 2023 and 2025 in Europe, Japan and other foreign jurisdictions. Currently pending patent applications, should they issue without terminal disclaimers or other term shortening restrictions, for the WatchPAT could expire as late as 2037 in the United States, Europe, Japan and other foreign jurisdictions. However, we cannot be sure that any of our patents will be commercially useful in protecting our technology. Moreover, while our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we have filed, may file or may license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. If third parties have prepared and filed patent applications or prepare and file patent applications in the future that also claim technology to which we have rights, we may have to partake in proceedings to determine priority of invention or in derivation proceedings, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before our products can be fully commercialized or commercialized in additional jurisdictions, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent rights.

Other. In addition to patent protection, we also rely on trade secrets, including unpatented know-how, technology innovation, technical specifications and other proprietary information, as well as trade names, trademarks and service marks and non-disclosure and confidentiality agreements and other contractual arrangements with our employees, consultants, partners, suppliers, customers and others in attempting to develop and maintain our competitive position. We have obtained trademark registrations in the United States for PAT, EndoPAT, WatchPAT, EndoScore, ITAMAR, CloudPAT and SleePath and some of them are also registered in additional jurisdictions, including Europe, Japan, Canada, China, India, Russia, Mexico, Korea and Singapore.

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

In order to carry our research and development activities, which take place primarily in Israel, we maintain teams in the following areas: physiology, hardware development, software, algorithms, data processing, clinical application development and clinical trials. As of December 31, 2019, we had 20 full-time employees engaged in research and development.

Since our incorporation, we have been engaged in the research of the PAT signal, as well as in the continuous research and development of our PAT-based technology and additional products and applications based on this technology, including in conjunction with additional technologies.

As part of our research and development activities, we also initiate or monitor, from time to time, clinical and research collaborations, such as with academic centers, in order to, among other things, achieve scientific backing of our products; promote recognition of our products within the medical community; support, where necessary, regulatory authorizations required to market and sell our products in applicable territories; and examine the applicability of our products in various clinical markets, particular population groups and various comorbidities.

Manufacturing and Supply

Our products consist of off-the-shelf and custom-made components. Our manufacturing, quality assurance testing, final integration, packaging and shipping operations as well as our final assembly activities are primarily performed at our facility in Caesarea, Israel, where we employed, as of December 31, 2019, 56 full-time employees and engaged 28 temporary contractor workers.

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

We typically engage our subcontractors by means of a renewable framework agreement or by a particular purchase order. We aim to engage different subcontractors in various locations, to reduce any potential dependency in any particular subcontractor. In addition, we believe that there are sufficient alternative subcontractors in the market, which would allow us to replace any subcontractor, if necessary, though such replacement may be a lengthy process. In addition, if needed, we may transfer some to the final assembly stages, to our own manufacturing facility.

As of the date of this Annual Report, several of our subcontractors are single source subcontractors. Depending on the type of such subcontractors and the alternative we choose (such as using alternative subcontractors and manufacturing the component ourselves), we estimate that replacement of such single source subcontractors may range between six and twelve months. In addition, while we were not able to identify an alternative supplier for a component incorporated in one of our older models of the WatchPAT, which model we only sell in China, we plan to obtain regulatory approval to sell our more advanced WatchPAT product model in China. Nevertheless, there is no assurance if and when we will obtain such approval. Due to their nature, certain components must be ordered from such single source subcontractors a few months in advance, resulting in substantial lead time. In the event that such limited source suppliers are unable to meet our requirements in a timely manner, we may experience a limited interruption in production until we can obtain an alternate source of supply and, if we do not accurately forecast such demand, our operating results could be adversely affected. However, as explained above, we take various steps in order to mitigate this risk, including by (1) providing our relevant suppliers with a purchasing forecast and estimate of future orders, (2) requiring such single source subcontractors to provide us long prior notice should the subcontractor wish to terminate our agreement, and (3) we constantly hold safety inventory stock sufficient to meet our estimated manufacturing forecasts, aligned with the lead time of each component. In this respect, see also the discussion under Item 3.D. “Risk Factors—Risks Related to Our Business and Operations—We are dependent upon third-party manufacturers and suppliers, which makes us vulnerable to supply disruptions”. We believe that our manufacturing processes and our subcontractors’ manufacturing processes are in material compliance with pertinent United States and international quality and safety standards, such as ISO 9001:2000 and the FDA’s quality system regulations.

Seasonality

We have not identified seasonal effects in relation to a specific quarter or quarters in our business. However, in the past several years, the results of our first quarter were typically weaker than other quarters, which may be due to some of our customers capital expenditures cycles, which are not in our control. In the first quarter, our results can be impacted by the resetting of annual United States patient healthcare insurance plans deductibles, which may cause delays in patients seeking our solutions.

Government Regulations

Overview

We must comply with the laws, regulations and standards applicable to our activities in the countries in which we operate. In particular, we are subject to laws, regulations and standards applicable to our manufacturing activities as well as to laws and regulatory requirements in each country in which we market and sell our products, including the United States, Europe, Japan and Israel. In each country where we seek to market and sell our products, we typically need to first obtain a local approval or clearance allowing us to market and sell our products in the pertinent territory. The requirements, length of time and costs associated with obtaining such local approvals differ from country to country. Depending on the pertinent territory, we either hold such approvals independently or through a local subsidiary or through a local partner with whom we maintain a contractual arrangement securing our rights in such marketing and sales approvals, such as in Japan where our partner, Philips Japan, is the one holding the marketing approval. Except as described below, the WatchPAT related services and accessories that we currently offer, do not require any separate regulatory approval or clearance beyond the ones we obtained for the WatchPAT as described below.

We are also subject to announced and unannounced inspections and audits by such regulatory bodies, primarily of our manufacturing facility in Israel. Our products and operations are also often subject to the rules or norms of industrial standards bodies, such as the International Standards Organization, or ISO, or the rules of associations of healthcare professionals. For example, in the United States we maintain certifications of a Nationally Recognized Testing Laboratory, or NRTL, which is a third-party organization that certifies products for the North American market. NRTLs are recognized by the Occupational Safety and Health Administration, or OSHA, under United States deferral regulations to provide product safety testing and certification for products to be used in the United States workplace. Future products, or components thereof, may also be subject to regulation by the Federal Communications Commission, or the FCC, due to inclusion of digital or communication components.

In addition, we are subject to certain foreign medical device reporting regulations in the countries in which we market and sell our products. While the specifics of the reporting regulations in each country in which we market and sell our products may vary, we are generally required to report adverse events or incidents about which we received or become aware of information that reasonably suggests that one of our marketed devices or a malfunction of such device has caused or may have caused or contributed to a death or serious injury, or of a recurring malfunction likely to contribute to death or a serious injury. The decision of whether an adverse event or incident is reportable under the applicable regulations requires our management’s judgment. Any adverse event or incident involving our products could result in regulatory actions, such as inspection and mandatory product recalls, as well as voluntary corrective actions that we may initiate for various reasons, such as product recalls or customer notifications.

In Israel, the United States, Europe and other territories we are also subject to environmental regulations governing the use of certain hazardous materials, such as RoHS and RoHS II, EU directives that require products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances; REACH, an EU regulation covering the registration, evaluation, authorizations and restriction of chemicals; and EU Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive), which requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products.

We invest resources in order to maintain our regulatory compliance, successfully pass audits and maintain our certifications and marketing and sales approvals.

The United States Market

Our products and our operations are subject to extensive regulation by the FDA, and other federal and state authorities in the United States. Our products are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA.

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application. Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. Our currently marketed products are Class II devices subject to 510(k) clearance.

510(k) Clearance Marketing Pathway

All of our current products (excluding one 510(k)-exempt product) are subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2020, the standard user fee for a 510(k) premarket notification application is $11,594.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo reclassification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or until PMA approval is obtained or a de novo request is granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees, which for fiscal year 2020 includes a standard application fee of $340,995 and an annual establishment registration fee of $5,236.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our products are currently marketed pursuant to a PMA.

Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion or advertising of “off-label” uses of cleared or approved products;

•	requirements related to promotional activities;

•	clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

•	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.

Healthcare Regulatory Laws

Within the United States, our products and our customers are subject to extensive regulation by a wide range of federal and state agencies that govern business practices in the medical device industry. These laws include federal and state anti-kickback, fraud and abuse, false claims and physician payment transparency laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or part by Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including cash, improper discounts, and free or reduced price items and services. Among other things, the Anti-Kickback Statute has been interpreted to apply to arrangements between medical device manufacturers on the one hand and prescribers and purchasers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor.

Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate, in order to have committed a violation. Further, a claim including items or services resulting from a violation of the federal

Anti-Kickback Statute also constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any payor, not only the Medicare and Medicaid programs. Commercial payors may also bring a private cause of action for treble damages against a manufacturer for a pattern of causing false claims to be filed under the federal Racketeer Influenced and Corrupt Organizations Act, or RICO.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to or approval by the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. In addition, the federal civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws. Various states have also enacted false claim laws analogous to the federal civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HIPAA, among other things, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

Additionally, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The ACA, imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians and certain other healthcare providers and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition, certain states require implementation of compliance programs and compliance with the device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices, and/or tracking and reporting of gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

Data Privacy and Security

Medical device companies may be subject to U.S. federal and state and foreign health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. In the U.S., HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, or the FTCA, 15 U.S.C § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA security regulations.

In addition, certain state and non-U.S. laws, such as the European Union General Data Protection Regulation 2016/679, or GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted legislation, the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of European Union data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Additionally, following the United Kingdom’s withdrawal from the European Union, we will have to comply with the GDPR and the United Kingdom GDPR, each regime having the ability to fine up to the greater of €20 million/ £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. The State of Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law, 1981.

Health Care Reform

The United States has enacted or proposed legislative and regulatory changes affecting the healthcare system that could affect our ability to profitably sell our products. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives and judicial challenges to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the United States medical device industry to which we sell our products. Among other things, the Affordable Care Act:

•	established a 2.3% excise tax on sales of medical devices with respect to any entity that manufactures or imports specified medical devices offered for sale in the United States, which, through a series of legislative amendments, was suspended, effective January 1, 2016, and subsequently repealed altogether on December 20, 2019;

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research;

•	implemented payment system reforms, including a national pilot program to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models; and

•	created an independent payment advisory board that will submit recommendations to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

There have been a number of significant changes to the ACA and its implementation. By way of example, the Tax Cuts and Jobs Act of 2017, or Tax Act, effective January 1, 2019, included a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit Court of Appeals also struck down the individual mandate and remanded to the Northern District of Texas the decision as to whether the remainder of the ACA is valid. It is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

The European Market

In order to sell our products in member countries of the European Economic Area, or the EEA, our products must comply with the essential requirements of the European Union, or EU, Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the CE mark to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I non sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the EEA.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the MDD and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The Medical Devices Regulation will, however, only become applicable three years after publication (in May 2020). Once applicable, the new regulations will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen the rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

Starting May 2020, no new applications under the previous directives will be permitted. By that date, we will need to update our technical documentation and other quality management system processes to meet the new MDR requirements.

During 2017, we decided to transition to a new Notified Body. As part of the transition, a quality audit was performed and the technical dossier of one product was reviewed. In January 2018, we received a new CE certificate from our new Notified Body, BSI Group, bearing an expiration date of October 10, 2019, the same expiration date as the previous certificate issued by our former Notified Body, for our WatchPAT 200 Unified (including one of its probes) and EndoPAT 2000, to which we refer as the main certificate. The main certificate was renewed by the BSI Group in October 2019 with an expiration date of May 26, 2024, and was broadened to also cover EndoPATX. In addition, we have obtained a CE certificate for our accessories, such as probes and sensors that we sell for use with such products, to which we refer as the accessory certificate, which certificate does not bear any expiration date (and is not required to be issued by a Notified Body like the main certificate). It should be noted that under the MDR requirements, CE certificates issued under the previous directives prior to May 2020 shall remain valid in accordance with their term, beyond the expiration of the transition period, however certain limitations set forth in the MDR, such as the need to use classifications that are different from the previous directives, would apply. We do not expect such limitations to have any material impact on our ability to maintain our accessory certificate (or obtain a new one if such new classifications shall apply) beyond May 2020.

We currently have a CE mark for our WatchPAT 200 Unified, EndoPAT 2000 and WatchPAT 300 (which, for the WatchPAT 300, was granted in February 2019).

The Japanese Market

In Japan, the Pharmaceutical Medical Devices Authority, or PMDA, is the regulatory body supervising and regulating the marketing and sale of medical devices such as our products, similarly to the FDA in the United States. In order to market and sell medical devices, such as ours, in Japan, we must comply with Japan’s Pharmaceuticals and Medical Devices Act, or the PMD Act. Among other requirements, as part of the approval process, medical device manufacturers must comply with the MHLW Ordinance No. 169 related to quality management systems, register design and manufacturing facilities, and appoint an in-country representative, also known as MAH/D-MAH.

We currently hold PMDA authorizations to market and sell our WatchPAT 200 Unified and EndoPAT 2000 in Japan. Such authorizations are held by the local MAH/D-MAH with whom we maintain a contractual engagement.

The Canadian Market

Health Canada is the Canadian authority supervising and regulating the marketing and sale of medical devices such as our products, similarly to the FDA in the United States.

We previously had authorizations of Health Canada to market and sell our WatchPAT 200 Unified and EndoPAT 2000. However, in August 2018, we announced that we will not renew such authorizations and therefore, in January 2019, we ceased offering our products for sale in Canada.

The Israeli Market

General. All of our products are approved for sale and distribution in Israel by the Israeli Ministry of Health. Our manufacturing activities in Israel are also subject to regulation by the Israeli Ministry of Health. In addition to marketing and selling our products, we or our partners also must obtain pertinent approvals or permits to perform our clinical trials in the countries in which we perform such trials, such as in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki. In Israel, our clinical trials require a permit for a research plan (protocol) by the Helsinki Committee, operating under the Israeli Public Health Regulations (Clinical Trials in Human Subject Research), 1980.

Israeli Innovation Authority

From time to time, eligible participants may receive grants under programs of the Israeli Innovation Authority, or IIA. Grants received are generally repaid through mandatory royalties based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the IIA’s programs and the R&D Law.

Under the R&D Law, research and development programs that meet specified criteria and are approved by the Research Committee of the IIA are eligible for grants of certain approved expenditures of such programs, as determined by said committee. In exchange, the recipient of such grants is required to pay the IIA royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the U.S. dollar-linked value of the total grants received in respect of such program, plus interest.

The R&D Law also provides that know-how developed under an approved research and development program or rights associated with such know-how (1) may not be transferred to third parties in Israel without the approval of the IIA; and (2) may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval, which approval, if any, may generally be obtained in the following cases: (a) the grant recipient pays to the IIA a portion of the sale price paid in consideration for such IIA-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), or (b) the grant recipient receives know-how from a third-party in exchange for its IIA-funded know-how. Such approval is not required for the export of any products resulting from such research or development.

The R&D Law provides that products developed under an approved research and development program should, as a general matter, be manufactured in Israel. Manufacturing products developed under an approved research and development program outside of the State of Israel is prohibited without receiving prior approval from the Innovation Authority (except for the transfer of less than 10% of the manufacturing capacity in the aggregate which requires only a notice). If a company receives approval to manufacture products developed with government grants outside of Israel, it will be required to pay increased royalties to the IIA, up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. The company may also be subject to accelerated royalty repayment rates. A company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant.

The abovementioned restrictions continue to apply even after a grant recipient has repaid the full amount of the grants received in connection with an approved research and development program.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law generally requires the grant recipient and its controlling shareholders and foreign interested parties to notify the IIA of a change in control of the recipient or a change in the holdings of the “means of control” of the recipient that would make a non-Israeli an “interested party” and that non-Israeli “interested parties” provide an undertaking to the IIA to comply with the R&D Law. In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For these purposes, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of any of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, a change of control in us and the acquisition of 5% or more of our ordinary shares by a non-Israeli may require notification to the IIA and the provision of an undertaking to comply with the R&D Law.

The Israeli authorities have indicated in the past that the government may reduce or abolish the IIA grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

Our research and development efforts for the development of EndoPAT 3000, a new generation of our EndoPAT product (the development of which was discontinued before its completion with no sales to date), during the period between 2003 and 2005, were financed in part through royalty-bearing grants from the IIA, in a total amount of approximately $0.9 million. The amount of the grants including interest accrued as of December 31, 2019 was approximately $1.06 million. In 2009, the IIA notified us that we are required to pay royalties on the sale of all of our products commencing as of 2012. Although we believe that we are not required to repay these grants to the IIA from the sale our past and currently marketed products, we may be required to pay royalties with respect to sales of future products that incorporate the know-how developed under these grant programs. There is no assurance that we will prevail in our efforts opposing the IIA’s position. Since we made a full accrual in our financial statements for such possible liability, in the event that our efforts with the IIA are not successful, the primary effect will be on our cash flows and financial condition. We anticipate that in 2021 we will begin selling our newly developed EndoPATX, for which we recently received authorization to affix a CE mark. We developed EndoPATX while using some of the knowledge and developments of the EndoPAT 3000, and therefore anticipate paying royalties on all sales of EndoPATX, against the grants received for the EndoPAT 3000.

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

D. Property, Plants and Equipment

Our headquarters, manufacturing and research and development facilities as well as our sales offices are located in the Northern Caesarea Business Park, Caesarea, Israel, where we lease approximately 14,000 square feet of office and manufacturing space pursuant to a lease that is currently scheduled to expire in July 2021. Our current monthly rent is NIS 96,000 (equivalent to approximately $26,244) and we have provided the lessor with a bank guarantee of NIS 637,000 (equivalent to approximately $174,139) to secure our obligations thereunder.

During 2019, we entered into a lease agreement for new manufacturing facilities located in the Southern Caesarea Business Park, Caesarea, Israel, where we lease approximately 14,000 square feet This lease is currently scheduled to expire in February 2023, but provides for two optional extensions until February 2030. Our current monthly rent is NIS 45,000 (equivalent to approximately $12,302) and we have provided the lessor with a bank guarantee of NIS 217,000 (equivalent to approximately $59,322) to secure our obligations thereunder. We are currently in the process of construction and adjustment of these new manufacturing facilities to our manufacturing requirements and expect the construction to be completed and the new manufacturing facilities to be operative during the third quarter of 2020. We estimate our total expenditures related to these construction works to amount to approximately $1 million and estimate that our production capacity capabilities after completion of construction will increase by approximately 350%, compared to 2019 capacity.

In addition, we lease storage facilities in the Northern Caesarea Business Park, Caesarea, Israel, where we lease approximately 1,900 square feet of storage space pursuant to a lease that is scheduled to expire in June 2021. Our current monthly rent is NIS 9,000 (equivalent to approximately $2,460) and we have provided the lessor with a deposit of NIS 55,000 (equivalent to approximately $15,036) to secure our obligations thereunder.

In addition to the above, we lease approximately 10,900 square feet of office space in Atlanta, Georgia, pursuant to a lease that expires in March 2022, with an optional extension until March 2025. Our current monthly rent is $17,000 and we have provided the lessor with a bank guarantee of $15,000 to secure our obligations thereunder.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled Item 3.A. “Selected Financial Data” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in Item 3.D. “Risk Factors”. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. We use a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer, or DTC, markets. We offer TSS to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. In addition, we have recently begun offering our WatchPAT family of products and certain components of TSS to the DTC market.

Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation and, as of December 31, 2019, we had an accumulated deficit of $109.6 million. We expect to continue to incur operating and net losses for the foreseeable future, as we continue to invest in research and development and marketing and sales operations aimed at growing our business.

In the years ended December 31, 2019, 2018 and 2017, we have generated revenues of $31.3 million, $24.2 million and $20.7 million, respectively. We have grown our WatchPAT family of products revenue from approximately $18.1 million for the year ended December 31, 2017 to $22.4 million for the year ended December 31, 2018, reflecting a growth rate of 23.6%, and from $22.4 million for the year ended December 31, 2018 to $29.0 million for the year ended December 31, 2019, reflecting a growth rate of 29.5%.

Trend Information

The following is a description of the significant trends and uncertainties that we believe will continue to materially influence our market, financial condition and the demand for our products.

We expect to continue to generate revenues mainly from the sales of our WatchPAT family of products in the United States, Japan, Europe, Asia Pacific and China, which is consistent with our strategy to expand our sales of the WatchPAT in general and in those markets in particular. The level of our future revenues, however, is hard to predict and depends on many factors which are outside of our control.

We expect that the sales of our EndoPAT product will continue to fluctuate. There are few factors that may cause a decrease in our sales of the EndoPAT product, including (i) our strategic decision to reduce our sales and marketing efforts for such product, (ii) the reduction of research funds available to research institutions, which represent the vast majority of customers who purchase this product from us and (iii) the ongoing difficulties associated with obtaining coverage or reimbursement from third-party payors for the use of such product for clinical use in the United States. However, we expect to continue to sell EndoPAT to pharmaceutical companies’ large studies and may, from time to time, yield relatively material revenue from EndoPAT sales, as we did in the year ended December 31, 2019.

We market our products, directly or through distributers and other sales channels, primarily to health facilities, physicians and research institutions, many of whom rely on coverage or reimbursement for the healthcare services they receive or provide to their patients, from third-party payors, such as private insurance plans offered by medical insurance companies. Currently, many medical insurers cover or allow only partial reimbursement of expenses associated with medical tests that use our products. However, we believe that the changes in the guidelines issued by the American Academy of Sleep Medicine, or AASM and coverage policies of third-party payors in the past two years may lead to the inclusion by more medical insurers of the WatchPAT test in the basket of medical examinations and procedures covered. In addition, we believe that continuing changes to Medicare reimbursement amounts for HSAT services will continue to support and expand the use of our WatchPAT technology. In particular, in November 2019, CMS published its annual update to the MPFS, which included changes to the Medicare reimbursement levels for CPT codes describing HSATs. The 2020 MPFS continued with the second year of a four-year schedule that has reduced and is expected to further reduce the Medicare payment associated with CPT code 95806, which describes HSAT services that do not utilize PAT technology. Medicare payment for CPT code 95800, which can describe PAT-based HSAT services like our WatchPAT, remained relatively stable from 2019 to 2020, with an approximate 2% reduction.

Based upon, among other things, CMS publications regarding the number of home sleep tests conducted in the United States during 2017 and 2018, we estimate that tests conducted with WatchPAT represent approximately 19.0%, and 18.0% of the total home sleep tests conducted in the United States in 2018 (approximately 1.5 million tests) and 2017 (approximately 1.4 million tests), respectively.

We estimate that the costs for our selling and marketing expenses will increase in future years, as we continue to build our business, including by expanding our footprint and the territories in which we operate. We also estimate that the costs for developing our products will increase in future years, as we execute our plan to develop new products and services, including new applications that are based on our PAT-based technology, to accelerate adoption by sleep physicians and cardiologists. We estimate that our general and administrative expenses will increase, primarily due to the continued expansion of our management team as well as compliance costs associated with being subject to reporting and other requirements under applicable United States securities laws and Nasdaq rules.

We intend to continue to invest in selling and marketing, in developing new products and services and otherwise implementing our strategy. We believe that this strategy will enable us to support continued sales growth and enhance market acceptance for our offerings. However, we expect to continue to incur operating losses in the near future as we increase our sales and marketing activities associated with implementing our strategy, mainly in the United States, Japan, Europe, Asia Pacific and China, and otherwise continue to invest capital in the development and expansion of our products and our business generally, including the commitment of substantial resources toward reimbursements and clinical studies.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. While, initially, the coronavirus outbreak was largely concentrated in China, it has now spread globally, including to the U.S., Europe, Japan and Israel. Many countries around the world, including in the U.S., Europe, Japan and Israel, have since implemented significant measures in an attempt to control the spread of the virus, such as temporary limitations on international and domestic travel, restrictions with respect to public gatherings, including the number of employees who may be present at a work place at any given time, limitations on access and entrance to various facilities, such as healthcare institutes, and other material limitations.

These measures have resulted in work stoppages, particularly in China, which disrupted our supply chain. While, prior to the coronavirus outbreak, we maintained a safety inventory which was designed to allow us to meet demand for our products during at least the first quarter of 2020, and while our supplies in China are resuming operations with first deliveries recently arriving to Israel, there is no assurance that we will not suffer additional supply chain interruptions or limitations on access to our facilities as a result of the various measures taken or that will be implemented to contain the coronavirus outbreak.

Limitations on access to healthcare facilities, including those who typically service our products, as well as a potential shift of respiratory personnel and resources toward a focus on addressing the coronavirus outbreak, could adversely impact demand for our multi-use reusable products. At the same time, in the U.S., the AASM has recently issued guidance encouraging sleep clinicians to use disposable single use home sleep tests, instead of traditional in-lab PSG tests or multi-use reusable home sleep tests, to reduce risk of infections, especially during the coronavirus outbreak. While demand for our multi use reusable home sleep test devices may be adversely impacted by the coronavirus outbreak, we believe that we are well positioned in the U.S. to benefit from this AASM guidance, with our single-use WatchPAT ONE home sleep test, combined with our CloudPAT digital health platform. We are also accelerating our efforts in Europe and in other parts of the world, in order to obtain regulatory approvals for our WatchPAT ONE disposable device. In response to these anticipated changes in the market, we are changing our manufacturing mix to prioritize WatchPAT ONE production. To that end, we are also currently investing considerable resources, including hiring of additional production and production related employees, to increase our WatchPAT ONE production capacity, while, given the rapidly changing market environment, there is no certainty as to when such investments and regulatory approvals will materialize into additional WatchPAT ONE sales.

The extent to which the coronavirus impacts our manufacturing, operations, demand for our products and business results, will depend on future developments, which are rapid and highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be implemented in an attempt to contain the coronavirus or treat its impact. As such, the continued spread of the coronavirus globally and uncertainty about current global economic conditions, could adversely impact our operations and workforce, including our manufacturing and sales and marketing activities, which in turn, could have a material adverse impact on our business, financial condition and results of operation.

Our ability to continue our growth and achieve profitability depends, in part, on the global economy, including the potential effects of the coronavirus outbreak as described above and elsewhere in this Annual Report, the growth rates and changes in trends in industries in which we operate, including the availability of reimbursement for the use of our products by medical insurance companies as described elsewhere in this Annual Report, and the level of market acceptance of our products and services. As such, our results may be adversely affected if, among other things, there is an economic slowdown, a failure of our products to achieve market recognition or demand or interruption to our supply chains.

Financial Overview

Revenues

Our revenues consist primarily of sales of our WatchPAT family of products and, to a lesser extent, our EndoPAT product and related services to hospitals, clinics and physicians’ practices, including health management organizations (HMOs), directly as well as through distribution channels. These products are offered mainly as a combination of TaaS (as part of our TSS program in the cardiology field in the United States), capital equipment (which can be used for several years) and one-time disposable probes. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies and Significant Judgments and Estimates — Revenue Recognition” below.

Cost of Revenues

Our cost of revenues consists of costs of raw materials and subcontractors, as well as labor, utility and maintenance costs associated with the operation of our manufacturing facility, depreciation and shipping and handling.

Operating Expenses

Our current operating expenses consist of three components:

•	Selling and Marketing. Our selling and marketing expenses consist primarily of salaries, including share-based compensation and related personnel expenses to selling, marketing and business development personnel, sales commission and related personnel expenses, sales offices maintenance, administrative costs conferences and trade shows, advertising and marketing, cost of third-party consultants (including in respect of our efforts to increase the number of insurers entitled to reimbursement for use of our products) and travel expenses.

•	Research and Development. Our research and development expenses consist primarily of salaries, including share-based compensation and related personnel expenses, cost of third-party consultants, advisory board, raw materials, costs related to conducting clinical studies, patent costs, regulatory costs and travel expenses. Some development costs that relate to development of products or processes that are technically and commercially feasible and for which we have sufficient resources to complete development and intent to use or sell them are capitalized and subsequently amortized.

•	General and Administrative. General and administrative expenses consist primarily of salaries, including share-based compensation and related personnel expenses, professional service fees for accounting, legal, bookkeeping, directors’ fees and associate costs, and doubtful debts.

Financial Expenses and Income

Financial expenses and income consist primarily of interest expenses and exchange rate differences on loans and lease liabilities, interest income and exchange rate differences on bank deposits and marketable securities and changes in the fair value of warrants which expired in May 2019, and embedded warrants of our convertible notes that were fully repaid in February 2018, interest expenses and exchange rate differences on such convertible notes, change in the fair value of marketable securities and foreign currencies gains or losses. The warrants, including the embedded warrants in our convertible notes, were measured on each reporting date and the results from the changes in their fair value which was being impacted, among other things, by the changes in our share price were included in financial expenses or income, net. Typically, when the share price increased, the fair value of the warrants and the embedded warrants increased, which resulted in higher net financial expenses, and when share price decreased, the fair value of the embedded warrants decreased, which resulted in lower net financial expenses or in net financial income.

Taxes on Income

We are subject to income taxes in Israel, the United States, the Netherlands and Japan. Our Japanese subsidiary is in the process of being dissolved.

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

While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report, we believe the following accounting policies are most critical to understanding and evaluating our reported financial results.

Revenue Recognition

As of January 1, 2018, we apply the following accounting policies under IFRS 15, Revenues from Contracts with Customers.

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

Since 2015, we have focused on offering TSS to our customers focusing on the cardiology market through various business models; however, TaaS, is the primary model we utilized to date. In the TaaS model, the medical practice or physician ordering the TaaS pays a fixed fee per HSAT that includes all the components associated with the test, including the disposable biosensor, hardware rental fees and access to our CloudPAT platform. Under the TaaS model, some rent agreements of the WatchPAT family of products are made for a period of one to two years. The rental fees are separated under the relative fair value approach.

In some cases, we handle sale transactions of these devices as a finance lease and recognize revenue in respect of the products supplied at the commencement date of the lease. When these transactions include multiple performance obligations, revenue is recognized based on the relative stand-alone selling prices of each performance obligation in the transaction when they are sold separately.

Revenue is recognized when we satisfy a performance obligation by transferring control over the promised products or services to the customer. Sale of devices and disposables are generally recognized upon shipment. Services (including extended warranty) are recognized ratably over the service period.

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

As to the accounting policy applied in periods prior to January 1, 2018, see Note 2r to our audited consolidated financial statements included elsewhere in this Annual Report.

Discount Rate for Lease liabilities

Lease contracts that give us control over the use of the leased asset over a period of time for consideration, are treated as leases. At the initial recognition, we recognize a liability at the present value of the lease payments (these payments do not include certain variable lease payments) discounted using the interest rate implicit in the lease or, if that rate cannot be readily determinable, our incremental borrowing rate, and at the same time we recognize a right-of use asset at the same amount of the lease liability, adjusted for prepaid or accrued lease payments, plus any direct costs incurred in respect of the lease.

An increase or decrease in the incremental borrowing rate will be reflected in a decrease or increase in the lease liability or in the right-of use asset and in the depreciation and financial expenses that will be recognized in the statement of operations.

Derivatives

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

The Warrants (Series 4), which were traded on the TASE, and the Viola Warrants were essentially identical in their conditions (both expired in May 2019). We believed that there was no active market for the traded Warrants (Series 4), primarily due to an ongoing gradual decline in the frequency and volume of trading in such warrants with significant variance in the transactions prices of the warrants without a corresponding material change in the share price, and often with a negative correlation between the change in the share price and the change in the warrants price. Consequently, we estimated the fair value of the Warrants (Series 4) and the Viola Warrants based on observable market data, directly or indirectly, based on the binomial model and based on relevant parameters of the terms of the Warrants (Series 4) and the Viola Warrants.

The following parameters were used in the calculation of the fair value of the above derivatives, using the binomial model: discount rate for notes (yield to maturity of the notes), the discount rate of the Viola Warrants and Warrants (Series 4) (risk free interest), the share price and standard deviation of the share price.

Recently Issued Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2g to our audited consolidated financial statements included elsewhere in this Annual Report.

A. Operating Results

For a discussion of our results of operations for the year ended December 31, 2017, including a year-to-year comparison between 2018 and 2017, and a discussion of our liquidity and capital resources for the year ended December 31, 2017, refer to “Management's Discussion and Analysis of Financial Condition and Results of Operations” in our final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 31, 2020.

The following discussion of our results of operations for the years ended December 31, 2019 and December 31, 2018, including the following tables, which present selected financial information data in U.S. dollars and as a percentage of total revenues, is based upon our consolidated statements of operations contained in our consolidated financial statements and the related notes included elsewhere in this Annual Report.

	Year Ended December 31,
	2019	2018
	(in thousands, except per share and share data)
Consolidated Statements of Operations Data:
Revenues	$31,258	$24,189
Cost of revenues	6,984	5,726
Gross profit	24,274	18,463
Operating expenses:
Selling and marketing	18,294	12,699
Research and development	4,520	3,638
General and administrative	6,354	5,247
Total operating expenses	29,168	21,584
Operating loss	(4,894)	(3,121)
Financial income from cash, deposits and investments	454	244
Financial expenses from leases, notes, loans and other	(1,233)	(1,161)
Gain from derivative instruments, net	442	2,433
Financial income (expenses), net	(337)	1,516
Loss before income taxes	(5,231)	(1,605)
Taxes on income	(37)	(124)
Net loss	$(5,268)	$(1,729)
Loss per share:
Basic	$(0.02)	$(0.01)
Diluted	$(0.02)	$(0.01)

	Year Ended December 31,
	2019	2018
Revenues	100.0%	100.0%
Cost of revenues	22.3	23.7
Gross profit	77.7	76.3
Operating expenses:
Selling and marketing	58.5	52.5
Research and development	14.5	15.0
General and administrative	20.3	21.7
Total operating expenses	93.3	89.2
Operating loss	(15.6)	(12.9)
Financial income from cash, deposits and investments	1.5	1.0
Financial expenses from leases, notes, loans and other	(3.9)	(4.8)
Gain from derivative instruments, net	1.4	10.1
Financial income (expenses), net	(1.1)	6.3
Loss before income taxes	(16.7)	(6.6)
Taxes on income	(0.1)	(0.5)
Net loss	(16.8)%	(7.1)%

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

Revenues

The following tables provide a breakdown of our revenues, by line of product and by geographic area, during the years ended December 31, 2019 and 2018, as well as the percentage change between such years:

	Year Ended December 31,
	2019	2018	Increase
	(in thousands)%

WatchPAT and other related services	$28,988	$22,384	29.5
Endo PAT and other related services	2,270	1,805	25.8
Total	$31,258	$24,189	29.2

	Year Ended December 31,
	2019	2018	Increase
	(in thousands)%

United States and Canada	$22,960	$17,582	30.6
Japan	3,489	3,374	3.4
Europe	3,383	1,885	79.5
Asia Pacific (excluding Japan)	912	849	7.4
Other	514	499	3.0
Total	$31,258	$24,189	29.2

Our revenues in 2019 increased by 29.2% to $31.3 million, compared with $24.2 million in 2018. The increase is mainly attributable to an increase of 29.5% in revenues from sales of our WatchPAT family of product and an increase of 25.8%, in the revenues from sales of our EndoPAT product in 2019, compared with 2018.

The increase in revenues from sale of our WatchPAT family of products in 2019, is mainly associated with the following: (i) an increase of 30.0% in sales of disposables in the United States which is attributable to an increase in the volume of disposables being used with each WatchPAT test sold in the United States and an increase of 53.2% in revenues from a significant customer as a result of an order of $2.3 million for WatchPAT 300, mostly for an upgrade and expansion of such customer's current WatchPAT fleet; (ii) an increase of 58.1% in WatchPAT sales in Europe, which is attributable to an increase in the volume of sales in such territory; and (iii) an increase of 13.8% sales of WatchPAT in Japan, which is attributable to an increase in the volume of sales of WatchPAT in such territory.

The increase in revenues from sales of our EndoPAT product in 2019, is primarily associated with a purchase order of approximately $1.1 million for EndoPAT, from an existing customer in the pharmaceutical industry, pursuant to an existing framework agreement with such customer, out of which revenues of $1.0 million were recognized in 2019.

The portion of revenues from the sale of disposables out of our total revenues in 2019 increased to 56.5%, from 54.9% in 2018 (such portion in the United States increased from 62.4% 2018 to 64.2% in 2019 (or, if we exclude the $2.3 million order from the significant customer mentioned above, to 70.9%)), while the ratio of revenues from the sale of devices out of our total revenues in 2019 decreased to 31.5%, from 33.9% in 2018. The change in the ratio between revenues from sale of disposables and sale of devices in the comparison years was mainly attributed to an increase in the number of WatchPAT tests (and hence, use of disposables) conducted during such years, primarily in the United States.

Revenues from each of the other services, such as access to our CloudPAT platform, WatchPAT Direct logistic services and support and other service agreements were also immaterial in each of 2019 and 2018 and represented less than 5% of our total revenues during such years.

Cost of Revenues and Gross Profit

Our cost of revenues for 2019 increased by 22.0% to $7.0 million, compared with $5.7 million in 2018, whereas our gross profit for 2019 increased by 31.5% to $24.3 million, compared with $18.5 million in 2018. The increase in absolute gross profit is primarily due to our increased volume of sales. The increase in our gross profit margin to 77.7% in 2019, from 76.3% in 2018 is primarily attributable to: (i) increased efficiency and cost reduction in the production process; and (ii) allocation of fixed costs and overhead expenses on a higher volume of sales.

Operating Expenses

The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the years ended December 31, 2019 and 2018 as well as the percentage change between such years:

	Year Ended December 31,
	2019	2018	Increase
	(in thousands)%

Selling and marketing	$18,294	$12,699	44.1
Research and development	4,520	3,638	24.2
General and administrative	6,354	5,247	21.1
Total	$29,168	$21,584	35.1

Selling and Marketing

Selling and marketing expenses for 2019 increased by 44.1% to $18.3 million, compared with $12.7 million in 2018. This increase is primarily due to an increase in employee related costs (including payroll, share-based compensation, sales commissions and travel expenses) associated with the expansion of our U.S. sales team into new geographical territories and verticals (27 territories and verticals as of December 31, 2019, compared to 19 territories and verticals as of December 31, 2018).

Research and Development

Research and development, or R&D, expenses increased by 24.2% to $4.5 million in 2019, compared with $3.6 million in 2018. This increase is primarily due to an increase in employee related costs related to recruitment of new R&D personnel, offset by a decrease in expenses associated with clinical studies.

General and Administrative Expenses

General and administrative, or G&A, expenses increased by 21.1% to $6.4 million in 2019, compared with $5.2 million in 2018. This increase is primarily due to due to additional legal, audit and other expenses relating to the listing of the ADSs, on Nasdaq in February 2019, to an increase in employee related costs and to an increase of $0.2 million in allowance for doubtful debts.

Operating Loss

Based on the foregoing, our operating loss increased from $3.1 million in 2018 to $4.9 million in 2019.

Financial Income, Net

Financial expenses, net for 2019 were $0.3 million, compared to financial income, net of $1.5 million in 2018. The change is primarily because in 2018, we incurred net gain from changes in the fair value of derivative instruments, which amounted to $2.4 million, compared with $0.4 million in 2019. This was offset by an increase of $0.2 million in financial income from cash, bank deposits and investments, as a result of an increase in cash balances resulting from the cash raised in a private placement in the first quarter of 2019.

The decrease in gain with respect to derivative instruments in 2019 is due to the decrease in the fair value of the Warrants (Series 4) and the Viola Warrants as a result of their expiration in May 2019. According to IFRS, a valuation at each reporting date of such derivative instruments is required since they are denominated in NIS. The fair value is primary impacted by our share price and the reduction of the maturity period.

Net Loss

Net loss for 2019 increased by $3.5 million, or 204.7%, to $5.3 million, compared with a net loss of $1.7 million in 2018. This increase is primarily attributable to the transition from net financial income to net financial expenses and an increase in our operating loss, as described above.

Impact of Currency Fluctuations and of Inflation

Our financial results may be impacted by foreign currency fluctuations and inflation although, except as set forth below, foreign currency fluctuations and the rate of inflation did not have a material impact on our financial results in the past three years.

Since the majority of our revenues are paid in or linked to the U.S. dollar, we believe that inflation and fluctuations in the NIS and U.S. dollar exchange rate have no material effect on our revenues. However, a significant portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in NIS and, consequently, inflation in Israel and fluctuations in the U.S. dollar/NIS exchange rate may have an impact on our expenses and, as a result, on our net income or loss. Our NIS costs, as expressed in U.S. dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain liquid means on hand in NIS and U.S. dollar and we execute, from time to time, hedging transactions in accordance with our needs. As of December 31, 2019, we did not enter into any hedging transactions. Even if we enter into such hedging transactions, these measures may not adequately protect us from material adverse effects due to the impact of currency fluctuations or inflation.

For additional details, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

B. Liquidity and Capital Resources

Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation. As of December 31, 2019, we had an accumulated deficit of approximately $109.6 million. We expect to continue to incur operating and net losses for the foreseeable future, as we continue to invest in research and development and marketing and sales operations aimed at growing our business.

In the past several years, we financed our operations primarily through issuance of equity and debt to the public, private placements of our ordinary shares and ADSs to institutional and other investors and loans from our major shareholders and commercial banks.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. Cash and cash equivalents are held primarily in U.S. dollars and NIS.

Principal Financing Activities

Since January 1, 2018, we have engaged in the following principal financing activities:

Credit Line. On March 29, 2017, we entered into a credit line agreement with an Israeli commercial bank, to which we refer, as amended on January 30, 2018 and May 28, 2018, as the Credit Agreement. Under the Credit Agreement, we secured a credit line in a total amount of up to $10 million comprised of (i) up to $6 million in long-term loan, or Loan; and (ii) up to $4 million of revolving credit line against our trade accounts receivable, or Revolving Credit Line. The Credit Agreement was replaced by new credit line agreements entered into on March 12, 2019, or the 2019 Credit Agreement, and on February 9, 2020, as detailed below:

•	In connection with the Credit Agreement, we issued the bank warrants exercisable into up to 798,088 ordinary shares at an exercise price of NIS 1.36 per share (equivalent to approximately $0.37 per share), subject to adjustments. The warrants were initially exercisable until May 14, 2022 (see extensions below).

•	In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on (i) our intellectual property, goodwill, holdings in our subsidiaries and certain other, immaterial, assets and (ii) all of the assets of the U.S. Subsidiary. We refer to the agreements relating to such charges and other security interests (as amended or replaced, as described below) as the Security Agreements. The Security Agreements contain a number of customary restrictive terms and covenants that limit our operating flexibility, such as (i) limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on distribution of dividends; and (ii) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, and a change of control of our Company. Such provisions may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

•	On March 12, 2019, we and the bank entered into the 2019 Credit Agreement under which the total credit line to be available under the credit facility was increased from $10 million under the Credit Agreement to $15 million under the 2019 Credit Agreement, comprised of: (i) up to $9 million in long-term or short-term loan; and (ii) and up to $6 million of credit facility against trade accounts receivable. As part of the 2019 Credit Agreement, we (i) issued to the bank additional warrants exercisable into 399,044 ordinary shares at an exercise price of NIS 1.30 per share (equivalent to approximately $0.36 per share), which were initialy exercisable until March 28, 2023 (see extension below), and (ii) extended the exercise period of the original warrants issued in connection with the Credit Agreement until March 28, 2023 (see extension below). In addition, we have amended certain of the Security Agreements and replaced certain of them in order to secure our obligations under the 2019 Credit Agreement.

•	On February 9, 2020, we and the bank entered into the Credit Facility under which the total credit line to be available under the credit facility was increased from $15 million under the 2019 Credit Agreement to $17 million under the Credit Facility, comprised of: (i) up to $10 million in long-term or short-term loan, or the Loan; and (ii) and up to $7 million of credit facility against trade accounts receivable, or the Revolving Credit Line. The amount of $10 million may increase in July 2020 by an additional $3 million, to a total of $13 million (and, consequently, the total amount of the credit line will increase from up to $17 million to up to $20 million), if we will achieve certain revenue targets in the first half of 2020.

•	The Loan may be drawn until October 25, 2020 and bears interest at the annual interest rate of the quarterly dollar LIBOR rate plus 5.5%, except that the additional $3 million of long-term or short-term loan, if available and drawn, will bear annual interest of the quarterly dollar LIBOR rate plus 7.0%.

•	The Revolving Credit Line may be drawn until October 25, 2020 and bears interest at the annual interest rate of the monthly dollar LIBOR rate plus 4.25%.

•	The right to make any draws, whether under the Loan or the Revolving Credit Line, is conditioned upon us having cash balances in our account with the lending bank of not less than 30% of the total amount drawn for draws of up to $10 million in the aggregate and 40% of the aggregate amount exceeding $10 million.

•	As part of the Credit Facility, we (i) issued to the bank additional warrants exercisable into 359,140 ordinary shares at an exercise price of NIS 1.04 per share (equivalent to $0.29 per share), which will be exercisable until November 30, 2023, and (ii) extended the exercise period of the original warrants issued in connection with the Credit Agreement and the 2019 Credit Agreement until November 30, 2023. In addition, we have amended certain of the Security Agreements in order to secure our obligations under the Credit Facility.

•	As of December 31, 2019, we had a total outstanding principal amount of $5.0 million under the 2019 Credit Agreement, of which (i) $1.6 million were drawn on November 20, 2019 as a short-term loan; and (ii) $3.4 million were drawn under the Revolving Credit Line. On February 20, 2020, as part of the new Credit Facility, we renewed the term of the $5.0 million loan and changed the mix of the amount, such that $1.2 million were drawn as a short-term loan for three months, until May 20, 2020; and $3.8 million were drawn under the Revolving Credit Line for three months, until May 20, 2020.

2018 Repayment of Series L Convertible Notes. In February 2018, we repaid all of the outstanding principal amount and accrued interest of our then outstanding Series L Convertible Notes, or the convertible notes, which were issued as part of a public offering we conducted in 2013 and had a conversion price of NIS 1.92 per share (equivalent to approximately $0.54, based on the exchange rate on the last exercise date, i.e., on February 12, 2018). The full repayment, which totaled in a sum of NIS 32.1 million (equivalent to approximately $9.2 million, based on the exchange rate as of the repayment date), did not include (i) repayment to Dr. Giora Yaron (through a company wholly owned by him), our Chairman of the Board of Directors and a major shareholder, and Medtronic, our former shareholder, both of whom held convertible notes and agreed to waive such repayment and used the funds otherwise owed to them to make the investment described under “2018 Private Placement” below; and (ii) repayment of NIS 1.6 million (equivalent to approximately $0.5 million, based on the exchange rate as February 28, 2018) to Mr. Martin Gerstel, a member of our Board of Directors and a major shareholder, who held convertible notes and agreed to postpone such repayment from February 2018 to June 2018.

2018 Shareholders’ Loan.  As described under “2018 Repayment of Series L Convertible Notes” above, the  repayment of the convertible notes did not include (i) the repayment to Dr. Giora Yaron (through a company wholly owned by him) and Medtronic, who agreed to waive such repayment and used the funds otherwise owed to them to make the investment described under “2018 Private Placement” below; and (ii) repayment of NIS 1.6 million (equivalent to approximately $0.5 million, based on the exchange rate as February 28, 2018) to Mr. Martin Gerstel who held convertible notes and agreed to postpone such repayment from February 2018 to June 2018. Such amounts were treated as shareholders’ loan until repaid or converted to investment in shares as part of the 2018 private placement described in the next paragraph.

2018 Private Placement. On March 22, 2018, we entered into separate securities purchase agreements with Dr. Giora Yaron (through a company wholly owned by him), our Chairman of the Board of Directors and a major shareholder; Viola, our largest shareholder; and Medtronic, a former shareholder, and various funds affiliated with three Israeli institutional investors, Yelin Lapidot, Meitav Dash and The Phoenix Holdings Ltd., or Phoenix:

•	On May 27, 2018, following approval by our shareholders of the private placement contemplated by these securities purchase agreements, we completed the transaction and issued to the investors a total of 22,013,893 ordinary shares (representing as of such date approximately 7.7% of our issued and outstanding shares on a post-issuance basis) at a purchase price of NIS 0.947 per share (equivalent to approximately $0.27, based on the exchange rate as of that date), resulting in aggregate proceeds (before expenses) of NIS 20.8 million (equivalent to approximately $6.0 million, based on the exchange rate as of that date). Out of the total NIS 20.8 million investment, Dr. Yaron, Viola and Medtronic invested NIS 2.1 million, NIS 5.2 million and NIS 2.4 million, respectively.

•	The ordinary shares issued to the investors were subject to resale restrictions under Israeli law as applicable to private placements, including an initial six-month full lockup resale restriction that expired in late November 2018.

•	The securities purchase agreements contained customary terms and conditions, including limited representations and warranties of the parties which survived the completion of the transaction and, in general, expire on May 27, 2019.

2019 Private Placement. On January 16, 2019 and January 28, 2019, we entered into separate securities purchase agreements with several U.S. and Israeli accredited investors: a fund managed by Deerfield Special Situations Fund, L.P., or Deerfield; Triple Gate Capital, L.P., or Triple Gate; West Elk Partners, L.P., or West Elk; Alpha Capital Anstalt, or Alpha; More Trust Fund Management (2013) Ltd., or More Trust; More Alternative Investments, L.P., or More Alternative; Hatzavim, L.P. (in the process of being acquired by Meitav Dash, one of our former major shareholders), or Hatzavim; Tachlit Complex Instruments Ltd. (wholly owned by Meitav Dash, one of our former major shareholders) , or Tachlit; Noked Long L.P.; and Noked Bonds, L.P.:

•	Under the securities purchase agreements, we undertook to issue to the investors, upon and subject to the closing, (i) a total of 1,170,707 ADSs, at a price per ADS of $9.55, to the investors (other than More Investment House), or U.S. Tranche; and (ii) a total of 10,944,185 ordinary shares to More Trust, at a price per ordinary share of NIS 1.1693 (equivalent to approximately $0.32, based on the exchange rate as of the date of the agreement), or Israeli Tranche, or, in the aggregate, we will issue to the investors a total of 46,115,395 ordinary shares (including ordinary shares underlying the ADSs) representing, as of January 28, 2019, approximately 13.8% of our issued and outstanding shares on a post-issuance basis, resulting in aggregate proceeds (before expenses) of approximately $14.7 million. Out of the total $14.7 million investment, Deerfield, Triple Gate, West Elk, Alpha, More Trust, More Alternative, Hatzavim, Tachlit, Noked Long, and Noked Bond undertook to invest approximately $3.0 million, $2.0 million, $2.0 million, $1.0 million, $3.5 million, $0.5 million, $0.5 million, $0.5 million, $1.4 million and $0.3 million, respectively.

•	On February 3, 2019, we completed the private placement with More Trust and issued to More Trust, 10,994,185 ordinary shares, and on March 6, 2018, we completed the private placement with the U.S. Tranche and issued to the investors under the U.S, Tranche 1,170,707 ADSs.

•	Pursuant to the securities purchase agreements, we agreed, subject to customary exceptions, not to raise additional funds or issue equity securities until the earlier of 180 days following the closing or an initial public offering of our ADSs. In addition, our directors and executive offices have entered into customary lockup agreements, whereby each of them agreed not to sell their ordinary shares from January 16, 2019 until the earlier of (i) 180 days following the closing of the U.S. Tranche, (ii) the termination of the securities purchase agreement, or ten (10) months following the signing (November 15, 2019).

•	The ordinary shares and ADSs issued to the investors are subject to resale restrictions under applicable U.S. and Israeli securities laws. None of the investors were granted registration rights under the securities purchase agreements.

•	The securities purchase agreements contain other customary terms and conditions, including customary representations and warranties of the parties which survive the completion of the transaction until the date on which the investors no longer hold any of the ADSs or shares, as applicable.

2020 Public Offering. In February 2020, we completed a registered public offering of 2,927,267 ADSs, each representing 30 ordinary shares of the Company, at a price of $13.75 per ADS, for total gross proceeds of approximately $40.25 million, or total net proceeds of approximately $35.5 million after deducting underwriting discounts and commissions of approximately $2.8 million and offering expenses of approximately $2.0 million. In connection with the public offering, we and certain of our shareholders and ADS holders, directors and officers have agreed not to sell any of our ordinary shares or ADSs without the prior written consent of the representatives of the underwriters until July 29, 2020. The representatives of the underwriters may, however, in their sole discretion and without notice, release all or any portion of these securities from the restrictions in the lock-up agreements. After these agreements expire, these securities will be eligible for sale in the public market.

Working Capital

As of December 31, 2019, we had $15.1 million in cash and cash equivalents, compared with $6.5 million as of December 31, 2018. The increase in the year ended December 31, 2019, compared to the year ended December 31, 2018 derives primarily from the $14.0 million net proceeds from the private placement we completed in January and February 2019, partially offset by the cash flows used in operating activities in an amount of $4.2 million (which includes interest payments for our credit line).

As of December 31, 2019 and 2018, we did not have any debt to a third party, other than the short-term loans from a bank under the Credit Agreement or the 2019 Credit Agreement.

As of December 31, 2019, our working capital amounted to $15.0 million, compared with $6.2 million as of December 31, 2018. The increase in the year ended December 31, 2019, compared to the year ended December 31, 2018 was derived primarily from the private placement we completed in January and February 2019, partially offset by the decrease in cash and cash equivalents resulting from the financing of our operating activities.

Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented

	Year Ended December 31,
	2019	2018
	(in thousands)
Net cash used in operating activities*	$(4,232)	$(3,883)
Net Cash provided by (used in) investing activities	(615)	2,799
Net Cash provided by (used in) financing activities	13,292	(85)
Increase (decrease) in cash and cash equivalents	$8,445	$(1,169)

* Including interest on our convertible notes and bank loans.

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

Net cash used in operating activities for the year ended December 31, 2019 was $4.2 million. This net cash used in operating activities primarily reflects a net loss of $5.3 million, net of non-cash expenses, net of $3.1 million, as well as an increase of $2.1 million in trade receivables due to an increase in revenues in 2019, an increase of $1.6 million in inventories due to the aforesaid increase in revenues and the launch of the WatchPAT 300 and WatchPAT ONE product, an increase of $0.4 million in other accounts receivable, and interest of $0.4 million paid on our bank loan and leases, offset by an increase of $2.2 million in accounts payable and an increase of $0.2 million in employee benefits. Net non-cash expenses of $3.1 million consisted primarily of depreciation and amortization of $1.4 million, net financial cost of $0.5 million, share-based compensation of $1.3 million, and an increase of $0.3 million in provision for doubtful and bad debt, offset by a net gain from changes in fair value of derivative instruments of $0.4 million relating to warrants, mainly attributable to share price decrease.

Net cash used in operating for the year ended December 31, 2018 was $3.9 million. This net cash used in operating activities primarily reflects a net loss of $1.7 million, net of non-cash expenses, net of $0.1 million, an increase of $1.0 million in trade receivables due to an increase in revenues in 2018, an increase of $0.3 million in other accounts receivable, and an increase of $0.3 million in inventories due to the aforesaid increase in revenues and the desire to hold inventory levels for one additional quarter, offset by an increase of $0.3 million in accounts payable and interest of $0.8 million paid on our convertible notes and bank credit line. Net non-cash expenses of $0.1 million consisted primarily of depreciation and amortization of $0.5 million, net financial cost of $0.9 million, share-based compensation of $1.0 million, and an increase of $0.1 million in provision for doubtful and bad debt, offset by a net gain from changes in fair value of derivative instruments of $2.4 million relating to warrants, including warrants embedded in our convertible notes, mainly attributable to share price decrease.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 was $0.6 million. This net cash used in investing activities is primarily attributable to capital expenditure and capitalized development costs of $0.5 million.

Net cash provided by investing activities for the year ended December 31, 2018 was $2.8 million. This net cash provided by investing activities is primarily attributable to realization of marketable securities in the amount of $3.1 million, offset by capital expenditures and capitalized development costs of $0.3 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 was $13.3 million. This net cash provided by financing activities is primarily due to net proceeds from issuance of shares in a private placement in the net amount of $14.0 million, offset by principle element of lease payments in the amount of $0.8 million.

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

Principal Capital Expenditure and Divestitures

During the year ended December 31, 2019, our capital expenditures and capitalized development costs totaled $0.5 million, compared to $0.3 million during the year ended December 31, 2018, most of which were used for the purchase of production and research and development equipment, office furniture and equipment and computers and self-manufactured equipment (WatchPAT devices that are used by our customers). Except as described in this Annual Report, we have no significant capital expenditures in progress. For more information regarding the process of constructions and adjustment of our new manufacturing facilities, see under Item 4.D. “Information on the Company — Property, Plants and Equipment”.

We did not affect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist mainly of our lease obligations and bank credit line. In light of our cash balances and other factors, including our ability to use our bank credit line, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than 12 months from the date of this Annual Report. However, from time to time, we may seek additional financing sources to maintain and grow our business.

C. Research and Development, Patents and Licenses, etc.

We view sleep medicine in general and in particular, sleep in cardiology, as our main business. Therefore, our research and development efforts in recent years were focused on (i) enhancing and improving the technology underlying our main platform, the WatchPAT 200, primarily in order to address market needs (such as by adding the ability to identify central sleep apnea and Cheyne-Stokes respiration that is typical to cardiac patients); (ii) evolution of our product lines by introducing a new generation of products (such as the WatchPAT 300, for which we obtained FDA clearance In August 2018 and the WatchPATONE for which we obtained FDA clearance in June 2019); and (iii) improving our solutions in collaboration with other companies in the sleep arena, with the goal of introducing a superior solution to our customers.

We also invest in clinical research to support the expansion of our sleep apnea solutions in the cardiology market and in the sleep medicine market in general, as well as in order to substantiate and support the data which is at the basis of the products we are developing or enhancing. We also use such research to gain recognition in the medical community and for scientific publications.

Our research and development activities for all our products principally take place in Israel with the exception of clinical trials that are also conducted outside of Israel. As of December 31, 2019, we employed 20 persons in research and development, compared to 17 persons as of December 31, 2018 and 14 persons as of December 31, 2017.

We have committed substantial financial resources to our research and development efforts. During the years ended December 31, 2019, 2018 and 2017, our research and development expenditures were $4.7 million, $3.7 million and $4.2 million, respectively (including development costs of $0.1 million in each of those years, which were capitalized).

As described in Item 4.B “Information on the Company — Business Overview — Government Regulations,” we participated in the past in programs sponsored by the IIA.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, including in 5.B “Operating and Financial Review and Prospects — Trend Information, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commercial commitments, as of December 31, 2019:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)

Operating leases (1)	$3,424	$1,081	$1,073	$344	$926

(1)	Includes lease payments for our facilities, offices and motor vehicles.

Severance payments of $1.9 million are payable only upon termination, retirement or death of the respective employee. Of this amount, $0.2 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report.

As required by IFRS, our obligation to pay royalties to the IIA is presented in our consolidated financial statements as part of our long-term liabilities and accrued expenses in respect of future sales of our products. However, since these obligations are contingent upon the volume and timing of sales of our products, we are unable to reasonably estimate the timing and scope of such payments and they are not specified in the table. See also Item 4.B. “Business Overview—Government Regulations—The Israeli Market - Israeli Innovation Authority” above and Note 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

G. Safe Harbor

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and members of our Board of Directors, including their ages as of March 24, 2020:

Name	Age	Position
Executive Officers
Gilad Glick	47	President and Chief Executive Officer, Acting Vice President Marketing and Sales, Acting President of our U.S. subsidiary
Shy Basson	48	Chief Financial Officer and U.S. Chief Operating Officer
Itay Kariv	61	Vice President of Research and Development
Dan Shlezak	55	Vice President of Engineering and Operations
Efrat Litman	46	Vice President of Advanced Research and Development
Eilon Livne	49	Vice President of Sales and Channels Development EMEA
Shiri Shneorson, PhD	45	Vice President and General Manager of Digital Health Business Unit

Non-Employee Board Members
Giora Yaron, PhD	71	Director
Martin Gerstel(1)(3)	78	Director
Ilan Biran(2)	73	Director
Jonathan Kolber	58	Director
Sami Totah	62	Director
Christopher M. Cleary	59	Director
Yaffa Krindel Sieradzki(2)(3)	65	External Director
Zipora (Tzipi) Ozer-Armon(2)(3)	55	External Director

(1)	Mr. Gerstel intends to retire at the end of his term, which is scheduled to expire at the annual general meeting of shareholders to be held in 2020, and not seek reelection at such meeting.
(2)	Member of the audit committee of the Board of Directors, or the Audit Committee.
(3)	Member of the compensation committee of the Board of Directors, or the Compensation Committee.

The current business addresses for our executive officers and directors is c/o Itamar Medical Ltd., 9 Halamish Street, Caesarea 3088900, Israel.

Executive Officers

Gilad Glick has served as our Chief Executive Officer and President since July 2013. Mr. Glick also serves as a director and as acting president of our U.S. subsidiary, Itamar Medical, Inc. Prior to joining the Company, Mr. Glick served in various positions in the medical devices industry, spanning across multiple countries in Europe and the U.S. in a variety of functional areas including sales, marketing, service and research & development. Between June 2008 and July 2013, Mr. Glick held the position of worldwide vice president of sales and marketing of Biosense Webster, a Johnson & Johnson company, overseeing all strategic and commercial activities. Mr. Glick earned an M.B.A from the Maastricht School of Management, majoring in general and strategic management. He is also a graduate of the Strategic Marketing Management Executive Program at the Stanford Graduate School of Business.

Shy Basson has served as our Chief Financial Officer since May 2017 and U.S. Chief Operating Officer since May 2019. Mr. Basson also serves as a director of our U.S. subsidiary, Itamar Medical, Inc. Prior to joining the Company, between January 2008 and October 2016, Mr. Basson served as Chief Financial Officer, Business and Strategy of WeFi, Inc., a provider of mobile data collection and Wi-Fi connectivity solutions. Prior thereto Mr. Basson served as Director of Business Development at AOL (a Time Warner Company). Prior thereto, Mr. Basson served as the CFO of ICQ. Mr. Basson holds a B.A. degree in business administration and accounting from the College of Management in Rishon Lezion and an M.B.A. from the Kellogg-Recanati Business School of the Tel Aviv University and is a Certified Public Accountant in Israel.

Itay Kariv has served as our Vice President of Research and Development since October 2018. Between January 2015 and October 2018, Mr. Kariv served as our Vice President of Advanced Research and Development. Mr. Kariv has more than 25 years of experience in research and development managerial roles. Prior to joining the Company, Mr. Kariv held several managerial positions, including as a Program Director at St. Jude Medical between 2008 and 2014 and as Research and Development Director and subsequently as Program Director at Biosense Webster, a Johnson & Johnson company, between 2001 and 2008. Prior to that, between 1999 and 2001, Mr. Kariv served as Vice President of Research and Development at MeetU.com, Ltd., and as Vice President of Research and Development at Lognet Systems Ltd. between 1997 and 1999. Mr. Kariv holds a Landscape Architect degree and a B.Sc. and M.Sc. in Computer Science, all from the Technion — Israel Institute of Technology.

Dan Shlezak has served as our Vice President of Operations and Engineering since 2020. Prior to joining the Company, between 2006 and 2019, Mr. Shlezak served as General Manager at Carestream Health Ltd., a worldwide provider of dental and medical imaging systems and healthcare IT solutions. Between 2003 and 2006 Mr. Shlezak served as Vice President Operations at Advanced Dicing Technologies Ltd., a company specialized in the development and manufacturing of dicing systems and blades for the semiconductor industry. Between 2000 and 2003, Mr. Shlezak served as Operations General Manager at Kulicke and Sofa (Israel) Ltd. and prior to that, he served between 1992 and 2000 in additional operational roles in Israeli based companies. Mr. Shlezak holds a B.Sc. degree in Mechanical Engineering, from the Technion — Israel Institute of Technology (graduated with honors); a M.Sc. degree in Mechanical Engineering, from the Technion; an MBA from the Technion, and an M.A. in Law from Haifa University.

Efrat Litman has served as our Vice President of Advanced Research and Development since October 2018. Between April 2017 and October 2018, Ms. Litman served as our Vice President of Research, Development and Technology and from March 2011 to April 2017 as Vice President of Research and Development. Ms. Litman has 25 years of experience in research and development work. Prior to joining the Company, Ms. Litman held several positions as a project and product manager and algorithm team leader in high-tech and bio-tech industries and the Israel Defense Forces, including over eight years at Orbotech Ltd. Ms. Litman holds a B.Sc. degree in Physics and Mathematics from the Talpiot program of the Hebrew University of Jerusalem.

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

Shiri Shneorson, PhD, has served as our Vice President and General Manager of the Digital Health Business Unit since June 2019. Between October 2005 and May 2019, Dr. Shneorson served in multiple management roles at Intel Corporation in Israel and California, as Vice President of Strategic Planning, key customers and strategic initiatives, Vice President and General Manager, Laptop Products and Director of Product — Mobile Clients Platforms. Dr. Shneorson holds a B.S. degree in Industrial Engineering and Management from the Technion — Israel Institute of Technology, an M.S. in statistics from the Stanford University School of Humanities and Science and a PhD in Operations Information and Technology from the Stanford University Graduate School of Business.

Non-Employee Directors

Giora Yaron, PhD, is one of the co-founders of our Company and has served as Chairman of our Board of Directors since 2016. Between 1997 and 2016, Dr. Yaron served as Co-Chairman of our Board of Directors. Dr. Yaron also serves as a member of the Board of Directors of Amdocs Limited (Nasdaq: DOX), on the Board of Directors of Excelero (ExpressIO), a provider of ultra-fast block storage solutions and as the Chairman of the Board of Directors of Equalum, a provider of a real-time Data Beaming for Big Data Analytics. Dr. Yaron co-founded several privately-held technology companies, sold to multinational corporations, including, P-cube, Pentacom, Qumranet, Exanet, Comsys and Hyperwise Security. Dr. Yaron continues to invest in technology companies and most recently invested in Vulcan Security, Salto and Apolicy. From 2010 until December 2018, Dr. Yaron served as Chairman of the Executive Council of the Tel Aviv University. He also served as Chairman of Ramot, the Tel Aviv University technology transfer company from 2010 until 2015. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology provider and serves on its Board of Directors. Between 1996 and 2006, Dr. Yaron served as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software provider, acquired by Hewlett-Packard, including as its Chairman of the Board of Directors between 2004 and 2006. Between 1992 and 1995, Dr. Yaron served as President of Indigo NV. Prior to joining Indigo, Dr. Yaron served as Corporate Vice President of National Semiconductor. Dr. Yaron has previously served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, and on the advisory board of the Israeli Ministry of Defense. Dr. Yaron holds a PhD in device physics, and a Bachelor’s degree in physics and mathematics from the Hebrew University of Jerusalem.

Martin S. Gerstel is one of the co-founders of Itamar Medical and has served as a director on our Board of Directors since 1997. Between 1997 and 2016, Mr. Gerstel also served as the Co-Chairman of our Board of Directors. Mr. Gerstel also serves as the Chairman of the Board of Directors of Evogene Ltd. (Nasdaq and TASE: EVGN), a developer of novel products for life science markets since 2004. In addition, between 1997 and 2017, Mr. Gerstel served as the Chairman of the Board of Directors of Compugen Ltd., (Nasdaq and TASE: CGEN), a predictive drug discovery and development company. Mr. Gerstel currently serves as a director of YEDA Research and Development Company Ltd., the technology transfer company for the Weizmann Institute of Science and served as a director of Yissum Ltd., the technology transfer company of the Hebrew University of Jerusalem, between 2003 and 2015. Mr. Gerstel is also a member of the Board of Governors and the executive committee of the Weizmann Institute of Science and the Board of Governors of the Hebrew University of Jerusalem. Prior to relocating to Israel in 1994, Mr. Gerstel was the Co-Chairman and CEO of ALZA Corporation, a U.S. pharmaceutical company specializing in advanced drug delivery (sold to Johnson & Johnson). Mr. Gerstel holds an M.B.A. degree from Stanford Graduate School of Business and a B.Sc. from Yale University.

Ilan Biran has served as a director on our Board of Directors since 2013. Mr. Biran has previously served as Bezeq’s Chief Executive Officer. Mr. Biran serves as a director of Kinneret College on the Sea of Galilee (R.A). Mr. Biran has previously served as the Chairman of the Board of Directors of Rafael — Advanced Defense Systems Ltd. between 2007 and 2013 and as a member of the Board of Directors of Israel Discount Bank Ltd. between 2008 and 2017. Mr. Biran served in the Israel Defense Forces for 32 years, most notably as the former General Director of the Ministry of Defense, and in various staff and command positions, including commanding general, central command, head of the technology and logistics branch, and head of the operations division at the general staff. Mr. Biran has received an honorary degree of PHD from the Technion Israel Institute of Technology in 2013. Mr. Biran holds an Associate Diploma in Strategy and Political Economic Research from Georgetown University and the United States Marine Corps Command and Staff College. Mr. Biran also holds a B.A. in Economics and Business Administration from the Bar Ilan University.

Jonathan Kolber has served as a director on our Board of Directors since 2015. Mr. Kolber is a Partner and Senior Advisor at Viola Growth, a technology buyout and growth capital fund that is an affiliate of the Viola Group. In addition, he is an investor in numerous Israeli technology companies, including Fiverr, Eyeclick, ViTrainer, REAL and MoonActive. Mr. Kolber also serves as Chairman of the Board of Directors of ION Asset Management Ltd., an Israeli hedge fund and Chairman of the Board of Directors of Panaxia Pharmaceutical Industries Ltd. Mr. Kolber founded and managed Claridge Israel, together with the Canadian Bronfman family, from 1986 to 1997. Between 1998 and 2006, Mr. Kolber served as the Chief Executive Officer of Koor Industries, one of Israel’s then largest conglomerates, with investments in the agrochemical, telecommunications and defense industries, which was sold in 2006 to the IDB Group. Between 1997 and 2007, he also served on the Board of Directors of ECI Telecom Ltd., and as Chairman thereof between 1999 and 2002. Mr. Kolber currently serves as a member of the board of directors of several companies, including Fiverr International Ltd., Optimax Ltd. and Kidbox Ltd. and during his career has served as chairman of the board of directors, chief executive officer or director in over 60 public and private companies in Israel and North America. He holds a Bachelor’s degree in Near Eastern Language and Literature from Harvard University and a Certificate of Advanced Arabic Language from the American University of Cairo.

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

Yaffa Krindel Sieradzki has served as an external director on our Board of Directors since 2016. Ms. Krindel also serves as a director of Sol-Gel Technologies Ltd. (Nasdaq: SLGL), a pharmaceutical company, BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and two medical device start-up companies and has served on the boards of directors of numerous companies publicly traded on Nasdaq. Between 1997 and 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Between 1993 and 1997, Ms. Krindel served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company, which was traded on Nasdaq and the TASE. Between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company, publicly traded on Nasdaq which is now part of Avaya Inc. Ms. Krindel also served on the board of directors of Fundtech Ltd., which was traded on Nasdaq until its acquisition by GTCR, Voltaire Ltd. until its acquisition by Mellanox Technologies Ltd. and Syneron Medical until its acquisition by Apax. Ms. Krindel holds an M.B.A. degree from the Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University of Jerusalem.

Zipora (Tzipi) Ozer-Armon has served as an external director on our Board of Directors since 2016. She is the Chief Executive Officer of Lumenis Ltd. since 2012. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, she also served as VP & General Manager at MSystems. Ms. Ozer-Armon is a director at ICI Ltd., Rambam MedTech, Israel’s National Technological Innovation Authority’s Commission and Tel Aviv University. Ms. Ozer-Armon holds a BA in Economics and an MBA majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our articles of association provide for a Board of Directors of not less than five and not more than nine members, including two external directors as required by the Companies Law. Our Board of Directors is currently composed of eight directors (including the two external directors). Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us.

Dr. Yaron and Messrs. Biran, Kolber, Cleary and Totah will serve as directors until our annual general meeting of shareholders to be held in 2020. Ms. Krindel Sieradzki and Ms. Ozer-Armon were reelected as external directors in May 2019 for a three-year term. Mr. Gerstel intends to retire at the end of this term and not seek reelection at our annual general meeting of shareholders to be held in 2020.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B. Compensation

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist the Company in reaching its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In March 2020, our shareholders approved our amended policy governing the compensation of office holders as required under the Companies Law, or our Compensation Policy. The Compensation Policy was designed to correlate executive compensation with our objectives and goals and otherwise embrace a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the period indicated(1):

All directors and executive officers as a group, consisting of 16 persons(2) for the year ended	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits	Share-based compensation
	(in thousands)
December 31, 2019	$2,262	$152	$938

(1)	The cost reflected in this table for the year ended December 31, 2019 is calculated in accordance with IFRS and is as recognized in our financial statements for such year. It is noted that, in accordance with IFRS, cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the exchange rate between the NIS and the U.S. dollar as of the end of each month during 2019, the period covered by the table (which, on average for 2019, was approximately NIS 3.56 per $1.00).

(2)	Including two persons who served as our executive officers in 2019 and are no longer serving as our executive officers and one executive officer who was appointed during 2019.

We provide leased cars or reimbursement of car expenses to our executive officers in Israel (which amounts are included in the amounts provided in the above table) and reimbursement of other expenses pursuant to our standard policies and procedures.

During the year ended December 31, 2019, we also granted our directors and executive officers:

•	options to purchase, in the aggregate, 6,367,241 ordinary shares at a weighted average exercise price per share of NIS 1.21 (equivalent to approximately $0.33), of which (i) 787,721 are performance-based options that will vest in December 2022 if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to approximately $1.45), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to approximately $0.73), or if, on the applicable measurement date, the price of our ordinary shares is between these two vesting-trigger share prices, the percentage of options that will vest will be determined based on linear interpolation, and (ii) 5,579,520 options will vest over a period of four years following the grant date. Of the 6,367,241 options, 1,210,000 options will expire five years from the grant date and the balance of 5,157,241 options will expire in May 2029. The weighted average fair value of these options as of the grant date was NIS 0.53 (equivalent to approximately $0.14) per option; and

•	201,372 ordinary shares issuable upon the vesting of outstanding performance-based RSUs, which will vest in if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to approximately $1.45), or 50% of such RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to approximately $0.73), or if, on the applicable measurement date, the price of our ordinary shares is between these two vesting-trigger share prices, the percentage of RSUs that will vest will be determined based on linear interpolation. The weighted average fair value of these RSUs as of the grant date was NIS 0.29 (equivalent to approximately $0.08) per RSU.

On May 20, 2019, our Board of Directors resolved to allow six executive officers to be granted new 4,504,664 performance options and 921,873 performance RSUs, in lieu of 4,504,664 performance options and 921,873 performance RSUs previously granted that have not yet vested. The new performance options and RSUs will vest in December 2022 if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to approximately $1.45), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to approximately $0.73), or if, on the applicable measurement date, the price of our ordinary shares is between these two vesting-trigger share prices, the percentage of options that will vest will be determined based on linear interpolation. Out of the new options and RSUs, a grant of 3,019,864 performance options and 609,232 performance RSUs to our President and Chief Executive Officer was approved by our shareholders on March 18, 2020. All such executive officers, including our President and Chief Executive Officer accepted our proposal and the new options and RSU were granted to all such employees.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated “office holders” during or with respect to the year ended December 31, 2019 as required by the Companies Law. The Companies Law defines the term “office holder” of a company to include the chief executive officer (referred to in the Companies Law as the general manager), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation to each Covered Executive. All amounts reported in the table are in terms of cost to the Company for the year ended December 31, 2019*, as reflected in the financial statements for the year then ended and calculated in accordance with IFRS.

Name and Principal Position(1)	Annual Base Salary (2)	Bonus (3)	Sales Commissions (4)	Share-Based Compensation (5)	All Other Compensation (6)	Total
	(in thousands)
Gilad Glick, President and Chief Executive Officer	$346	$194	$—	$421	$21	$982

Shy Basson, Chief Financial Officer and U.S. Chief Operating Officer	202	126	—	141	69	538

Itay Kariv, Vice President of Research and Development	163	21	—	66	59	309

Efrat Litman, Vice President of Advanced Research and Development	156	21	—	64	49	290

Eilon Livne, Vice President of Sales and Channel Development EMEA Region	126	—	71	72	12	281

*	The cost reflected in this table is calculated in accordance with IFRS and is as recognized in our financial statements for the year ended December 31, 2019. It is noted that, in accordance with IFRS, cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the exchange rate between the NIS and the U.S. dollar as of the end of each month during 2019, the period covered by the table (which, on average for 2019, was approximately NIS 3.56 per $1.00).

(1)	Unless otherwise indicated herein, all Covered Executives are engaged on a full-time (100%) basis.

(2)	Reflects the annual gross salary of the Covered Executives, other than Mr. Glick and Mr. Livne, who are engaged through consultancy agreements, where such figures reflect their annual fixed compensation, including social benefits.

(3)	Amounts reported in this column represent annual bonuses granted to the Covered Executives. Consistent with our Compensation Policy, such bonuses are based upon (i) for Mr. Glick, see note (7) below; and (ii) for the other executive officers — achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, which, in general, may not exceed nine monthly salaries. The calculation of Mr. Glick’s $194,000 bonus for 2019 is comprised of: (i) a $119,000 performance bonus based on the achievement of certain milestones under the his bonus plan, as more fully described below; and (ii) a special bonus of $75,000. The calculation of Mr. Basson’s $126,000 bonus for 2019 is comprised of: (i) a $71,000 performance bonus based on the achievement of certain milestones under his bonus plan; and (ii) a special bonus of $55,000.

(4)	Amounts reported in this column represent sales commission, which are based on the achievement of certain sales targets.

(5)	Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 15 to our audited consolidated financial statements. All of the awards were in the form of stock options or RSUs, and were made pursuant to one of our equity incentive plans. Vesting of the options and RSUs will accelerate upon certain change of control events.

(6)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds, or Keren Hishtalmut, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with Itamar’s guidelines.

(7)	Consistent with our Compensation Policy, and as approved by our shareholders in May 2018, Mr. Glick is entitled to an annual bonus, subject to Mr. Glick achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestone for the annual bonus for the years 2018 through 2022 is based upon our annual revenue in such years, which is tied to our annual budget for the applicable year. The annual bonus payable (not including any special bonus) to Mr. Glick for each year may, generally, not exceed an amount equal to 7.7 monthly base salaries of Mr. Glick in such year, which is currently equal to a maximum annual bonus of approximately $192,200.

Executive Officer Employment and Consultancy Agreements

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

On May 23, 2018, we held our annual meeting of shareholders for 2018, at which our shareholders approved, among other matters, the following changes to the compensation payable to Mr. Glick, our President and Chief Executive Officer:

•	monthly payment — effective April 1, 2018, the monthly payment was denominated in NIS (rather than in U.S. dollars) and such payment was increased by 10% (at the time of the shareholder approval), from a monthly payment of $26,176 plus VAT to NIS 102,450 (equivalent to approximately $28,007) plus VAT; this amount includes the equivalent of base salary and the total cost of social benefits payable to Mr. Glick;

•	modification of the performance criteria related to the vesting of stock options and RSUs previously granted to our President and Chief Executive Officer — Mr. Glick received in March 2016 a grant of (i) options to purchase up to 2,043,111 ordinary shares, at an exercise price of NIS 1.55 (equivalent to approximately $0.42), of which 510,778 options vest one year after the grant date, with the balance vesting in 12 equal quarterly installments; and (ii) 10,080,824 ordinary shares issuable upon the exercise of 8,388,512 outstanding performance-based stock options and the vesting of 1,692,312 outstanding performance-based RSUs, which will vest on December 20, 2020 if the price of our ordinary shares is, at such time, at least NIS 4.24 per share (equivalent to approximately $1.16), or 50% of such options and RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 2.13 per share (equivalent to approximately $0.58). Our shareholders approved that (i) the above minimum trading price will be reduced from NIS 2.13 (equivalent to approximately $0.58) to NIS 1.70 (equivalent to approximately to $0.46) and (ii) a change of the January 21, 2020 vesting date to December 20, 2020; and

•	an annual cash bonus in each of the years 2018 to 2022 (inclusive), or the bonus years, as follows:

•	a maximum bonus of up to 7.7 monthly base salaries per year.

•	the bonus is payable subject to meeting sales revenue goals that reflect growth in our revenues at a rate to be determined by the Compensation Committee and the Board of Directors by the end of the first quarter of each bonus year as part of the annual budget approval. The sales revenue goal for each bonus year is divided into three levels of sales revenues: the minimum goal, the target goal and the maximum entitlement goal.

•	in the event that the actual sales revenues in any bonus year are within the range between two goals (the minimum goal and the target goal or between the target goal and the maximum entitlement goal), the amount of the bonus shall be calculated linearly based on the increase in sales revenue in that bonus year.

•	payment of the bonus is also contingent on meeting a minimum operating income or a maximum operating loss goal. Such operating income or operating loss is on an adjusted, non-IFRS basis, which neutralizes certain non-cash and non-recurring components.

•	for the purpose of examining compliance with the said goals at the end of each relevant year, the effects of the following events (relative to that bonus year’s budget) will be neutralized: (1) an increase our expenses for clinical trials (both in view of the entry into a new clinical trial and in light of the expansion of existing clinical trial); (2) increase or decrease in our costs in respect of payments to sales personnel (including costs of recruiting new sales personnel); (3) expenses associated with changing the reimbursement policy of medical insurers during the budget year and/or changes in the standard requirements applicable to our products; (4) expenses related to the process of listing on Nasdaq; (5) expenses incurred by our Company in respect of listing of securities for trading or sale in the United States solely for sales by our shareholders that exercise their registration rights or expenses in respect of unsuccessful capital raising; and (6) expenses related to the annual bonus to our chief executive officer or to any other officer in that year.

•	the annual bonus is payable once a year, following the approval of our annual financial statements for the preceding year.

On May 29, 2019, we held our annual meeting of shareholders for 2019, at which our shareholders approved, among other matters, the grant of a special bonus of NIS 259,000 (equivalent to approximately $72,700) to Mr. Glick in consideration of his performance during 2018.

Additionally, on March 18, 2020, we held a special meeting of shareholders, at which our shareholders approved, among other matters, the following grants to Mr. Glick:

•	a special bonus of NIS 258,762 (equivalent to approximately $75,000) in consideration of his performance during 2019;

•	a grant of performance-based stock options, exercisable into 3,019,864 ordinary shares at an exercise price per share of NIS 1.22 (equivalent to approximately $0.33), and of performance-based RSUs exercisable into 609,232 ordinary shares at a purchase price per share of NIS 0.30 (equivalent to approximately $0.08),in lieu of 3,019,864 performance-based options and 609,232 performance-based RSUs previously granted that have not yet vested; and

•	a grant of service stock options exercisable into 1,676,425 ordinary shares at an exercise price per share of NIS 1.28 (equivalent to approximately $0.35).

For additional details regarding the aforesaid grants approved at the special meeting of shareholders held on March 18, 2020, see Item 3 of the Notice and Proxy Statement filed as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 11, 2020, which is incorporated herein by reference.

Non-Employee Directors Remuneration

All of our directors are entitled to reimbursement of expenses. In addition, other than Mr. Cleary (who is entitled only to reimbursement of expenses), our non-employee directors, including external directors, receive the following compensation:

•	Dr. Yaron, the chairman of our Board of Directors, is entitled, pursuant to the consultancy agreement we entered into with a company wholly owned by Dr. Yaron in May 2001 (as amended), to a monthly payment of $6,250, plus VAT. Under the agreement, Dr. Yaron is required to provide us with consulting services, including service as a chairman of our Board of Directors, on a part-time basis of 40% of the work week.

•	Mr. Biran, Ms. Krindel Sieradzki and Ms. Ozer-Armon are each entitled to an annual fee of NIS 49,305 (equivalent to approximately $13,479) and attendance fees of NIS 3,300 (equivalent to approximately $902) per meeting attended, linked to the Israeli CPI.

•	Messrs. Gerstel, Kolber and Totah are each entitled (in the case of Messrs. Kolber and Totah, by payment to an affiliate of Viola) to an annual fee of NIS 37,040 (equivalent to approximately $10,126) and attendance fees of NIS 2,475 (equivalent to approximately $677) per meeting attended, linked to the Israeli CPI.

According to the Compensation Policy, directors and officers may be granted equity-based compensation subject to certain criteria and limitations set forth therein, including the following:

•	equity-based awards shall vest as determined by us at the time of grant. However, other than in the event of acceleration, no portion of any grant may vest prior to the end of the one-year anniversary of the date of grant or from the commencement date of the directors’ or officers engagement with us;

•	the equity-based award shall have a fair value that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of (i) the value of 24 months’ salary with respect to the chief executive officer, (ii) 12 months’ salary with respect to each other officer, and (iii) NIS 300,000 (equivalent to approximately $82,012) for each director; and

•	the exercise price of options whose vesting is subject to the passage of time (and not subject to meeting milestones) will be no less than the average price of the ordinary shares of the Company on the TASE for the thirty (30) trading days prior to the date such grant was approved by our Board of Directors.

Consistent with the Compensation Policy and as further approved by our shareholders, we made the following grants of equity-based awards to our non-employee directors from January 1, 2019 to December 31, 2019:

•	In June 2019, we granted 330,000 service options to each of our two external directors which will be divided into three equal portions:

•	the first portion of 110,000 options shall vest in four equal installments of 27,500 options each on June 17 of each of the years 2020, 2021, 2022 and 2023. The exercise price of the first portion of options is NIS 1.47 (equivalent to approximately $0.40) per share;

•	the second portion of 110,000 options shall vest in four equal installments of 27,500 options each on June 17 of each of the years 2021, 2022, 2023 and 2024. The exercise price of the second portion of options shall be average of the closing share price during the 30 trade days preceding June 17, 2020 plus 10%, but not less than NIS 0.30 (equivalent to approximately $0.08); and the third portion of 110,000 options shall vest in four equal installments of 27,500 options each on June 17 of each of the years 2022, 2023, 2024 and 2025. The exercise price of the third portion of options shall be average of the closing share price during the 30 trade days preceding June 17, 2021 plus 10%, but not less than NIS 0.30 (equivalent to approximately $0.08).

•	In June 2019, we granted 110,000 service options to each of our five non-employee directors at an exercise price of NIS 1.47 (equivalent to approximately $0.40) per ordinary share. The options shall vest in four equal installments of 27,500 options each on May 29 of each of the years 2020, 2021, 2022 and 2023.

As approved by our shareholders on March 18, 2020, the vesting of stock options granted to non-employee directors are subject to acceleration as follows: (i) upon the completion of a full term of service of a director (three years for external directors and one year for other directors) without being reelected at the annual or special general meeting of shareholders; or (ii) upon termination of the service of a director in the middle of the term due to the consummation of certain change of control events (the date of such completion of the term or termination for such change of control events, the Trigger Date), all outstanding stock options vested on the Trigger Date shall expire within 180 days thereafter and all outstanding unvested stock options shall accelerate and be fully vested on the Trigger Date and shall expire within 180 days thereafter, similar to the acceleration to which some of our executive officers are entitled. For additional details regarding the vesting terms approved at the special meeting of shareholders held on March 18, 2020, see Item 2 of the Notice and Proxy Statement filed as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 11, 2020, which is incorporated herein by reference.

Other than the foregoing payments, fees, reimbursement for expenses and the award of stock options and RSUs, we do not compensate our directors for serving on our Board of Directors.

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

Election of Directors; Board Meetings

Under our articles of association, our Board of Directors must consist of not less than five and not more than nine members, including two external directors as required by the Companies Law. Our Board of Directors is currently composed of eight directors, including two directors who are intended to qualify as external directors and whose appointment fulfills the requirements of the Companies Law for the Company to have at least two external directors (see below under “External Directors”). Pursuant to applicable Nasdaq rules, director nominees are recommended for the Board of Directors’ selection by a majority of our “independent directors” within the meaning of the Nasdaq rules.

Pursuant to our articles of association, other than the external directors, for whom special election and removal requirements apply under the Companies Law (as further described below), the vote required to appoint a director is a simple majority vote of holders of our ordinary shares participating and voting at the relevant shareholders meeting. Our articles of association provide that, unless otherwise provided by law, our directors (other than external directors and “independent directors” as such term is defined by the Companies Law) may be elected solely at our shareholders annual general meetings, which are required to be held at least once during every calendar year and not more than fifteen months after the last preceding annual general meeting. However, our articles of association allow our Board of Directors to appoint directors to fill vacancies on our Board of Directors, which occur for any reason, or as additional directors, provided that the number of board members shall not exceed the maximum number of directors, as mentioned above. The appointment of a director by the Board of Directors shall remain in effect until the annual general meeting of our shareholders following the appointment or until the end of his tenure, in accordance with our articles of association.

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

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public, such as the Company, to appoint at least two external directors. Israeli companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, which do not have a controlling shareholder, may (but are not required to) elect to opt out of the requirement to maintain external directors and the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees, subject to such companies satisfying certain additional conditions. We have not opted out and are currently subject to the foregoing requirements of the Companies Law. However, we may elect to opt out of such requirements in the future.

To qualify as an external director, an individual (or the individual’s relative, partner, employer, a person to whom such individual is subordinate (directly or indirectly) or any entity under the individual’s control) may not have, and may not have had at any time during the previous two years, (i) in a company that has a controlling shareholder, any “affiliation” with such company, the company’s controlling shareholder or its relative, at the time of the appointment, or another entity affiliated with the company or its controlling shareholder, or (ii) in a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as the Company, any “affiliation” with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an “office holder,” excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

In addition, pursuant to the Companies Law, (i) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law); and (ii) at least one of the external directors must have “accounting and financial expertise”. Our external directors are Ms. Krindel Sieradzki and Ms. Ozer-Armon. We have determined that both Ms. Krindel Sieradzki and Ms. Ozer-Armon have the requisite “accounting and financial expertise”.

No person may serve as an external director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time an external director is to be appointed, all current members of the Board of Directors who are not controlling shareholders or their relatives are of the same gender, then the external director must be of the other gender. External directors are elected by a majority vote of the shareholders, provided that either (i) such majority includes at least a majority of the shares of the non-controlling shareholders of the company who do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) who voted on the matter; or (ii) the total shareholdings of such non-controlling shareholders who vote against their election represent 2% or less of all of the voting rights in the company.

The initial term of an external director is three years and he or she may be reelected for up to two additional three-year terms. Thereafter, in a company whose shares are listed for trading on, among others, the Nasdaq Capital Market, such as the Company, he or she may be re-elected by our shareholders for additional periods of up to three years each, if our Audit Committee and the Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an external director may be effected through one of the following mechanisms: (i) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term as described above; or (ii) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee or the external director himself or herself proposed their own reelection, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the Board of Directors that is authorized to exercise powers of the Board of Directors must include at least one external director and the audit and compensation committees must include all of the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors

Under the Nasdaq rules, a majority of our Board of Directors must qualify as independent directors within the meaning of Nasdaq Listing Rule 5605(a)(2). Our Board of Directors has determined that all of our directors qualify as “independent directors” within the meaning of such rule.

Under the Companies Law, a public company, such as the Company, may classify one or more of its directors as an “independent director” within the meaning of the Companies Law if they are either external directors or directors who: (i) meet the qualification requirements of an external director (as described above), other than the requirement to possess accounting and financial expertise or professional qualifications, with audit committee confirmation of such; and (ii) have been directors in the company for an uninterrupted duration of less than nine years (and any interim period during which such person was not a director which is less than two years shall not be deemed to interrupt the duration). Our Board of Directors has determined, following confirmation of our Audit Committee, to classify Mr. Ilan Biran as an “independent director” within the meaning of the Companies Law.

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

Under the Companies Law, our Board of Directors is required to appoint an audit committee, which must be comprised of at least three directors, including all of the external directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman of the audit committee is required to be an external director. An audit committee may not include the chairman of a company’s board of directors, a controlling shareholder of the company, a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder, or a director who derives most of his or her income from a controlling shareholder. The duties of an audit committee under the Companies Law include, among other things, identifying flaws in the business management of the company and suggesting remedial measures to its board of directors, assessing the company’s internal audit system and the performance of its internal auditor, establishing whistleblower procedures and approval of certain interested party transactions.

Our Audit Committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, overseeing the accounting and financial reporting processes of our Company and audits of our financial statements, reviewing our financial statements; reviewing our compliance with legal and regulatory requirements; recommending the appointment of our independent public accountants and reviewing their independence; examining the performance of our internal audit function and the internal auditor; finding any defects in the business management of our Company for which purpose the Audit Committee may consult with our independent auditors and internal auditor and proposing to the Board of Directors ways to correct such defects; approving related party transactions; and such other duties as may be directed by our Board of Directors or required by applicable law or applicable Nasdaq rules.

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

Our Audit Committee is currently composed of Ms. Krindel Sieradzki, the chairperson of our Audit Committee, Ms. Ozer-Armon and Mr. Ilan Biran, all of whom satisfy the respective “independence” requirements of the Companies Law and the SEC and Nasdaq rules for audit committee members.

Compensation Committee

Pursuant to applicable Nasdaq rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by a compensation committee comprised solely of independent directors. Under the Companies Law, our Board of Directors is required to appoint a compensation committee, which must be comprised of at least three directors, include all of the external directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; to recommend to the board of directors, from time to time, modifications to the compensation policy and examine its implementation; to approve, as more fully described under “Approval of Related Party Transactions Under Israeli Law” below, the actual compensation terms of office holders prior to approval thereof by the board of directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval.

Our Compensation Committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the duties and roles assigned to it pursuant to the Companies Law and applicable Nasdaq rules described above; and oversight and administration of our equity based plans. In March 2020, our shareholders approved our Compensation Policy.

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

Internal Auditor

Under the Companies Law, our Board of Directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of a company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Ms. Irena Ben-Yakar of Deloitte Israel & Co. serves as our internal auditor.

Directors’ Service Contracts

Our Chairman of the Board. We entered into a services agreement with a company wholly owned by Dr. Giora Yaron, the Chairman of our Board of Directors. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Individual Compensation of Covered Executives.”

Other. Except as set forth above and in Item 6.B. “Directors, Senior Management and Employees — Compensation,” there are no arrangements or understandings between us and any of our current directors or executive officers for benefits upon termination of service.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

•	The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

•	The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

•	refrain from any action that constitutes competition with the company’s business;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Each person listed in the table under Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management” is considered an office holder under the Companies Law.

Approval of Related Party Transactions under Israeli Law

General

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

Disclosure of Personal Interests of an Office Holder

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the Board of Directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is not detrimental to the company’s interest. If the transaction is an extraordinary transaction, first the audit committee and then the board of directors of the company, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors or the audit committee has a personal interest, then shareholder approval is generally also required.

Approval of Office Holder Compensation

Pursuant to the Companies Law, every Israeli public company, such as the Company, must adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order. The shareholder approval must be by a simple majority of all votes cast, provided that (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against the approval of the policy does not exceed 2% of the total voting rights in the company. Even if the shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy, subject to certain conditions. In general, all office holders’ terms of compensation — including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability — must comply with the company’s compensation policy. The compensation policy must take into account certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation. In May 2019, our shareholders approved our Compensation Policy (as then amended).

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

Office Holders’ Insurance. As permitted by the Companies Law, our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•	a financial liability imposed upon him or her in favor of another person;

•	a financial liability that may be instituted against him or her in favor of a payment for a breach offended at an administrative proceeding, or an Administrative Proceeding, pursuant to Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, if applicable, and payments made to injured persons under specific circumstances thereunder;

•	expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her, including reasonable litigation expenses; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

Indemnification of Office Holders. As permitted by the Companies Law, our articles of association provide that we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance against the following:

•	a financial liability incurred by, or imposed on, him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court;

•	provided that our undertaking to indemnify with respect to such events on a prospective basis is, according to the Companies Law, limited to events that our Board of Directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our Board of Directors determines to be reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify;

•	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent, all according to the law, or in connection with a financial sanction;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent;

•	a financial liability that that may be instituted against him or her in favor of a payment for a breach offended at an Administrative Proceeding, if applicable, and payments made to injured persons under specific circumstances thereunder;

•	expenses paid in connection with an administrative proceeding which was instituted against him or her, including reasonable litigation expenses, such as attorneys’ fees; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the Company.

Limitations on Exculpation, Insurance and Indemnification. The Companies Law provides that a company may not indemnify an office holder nor exculpate an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his or her duty of loyalty, unless with respect to indemnification and insurance for a breach of the duty of loyalty in which the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

•	any act or omission committed with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, exculpation of, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Compensation Committee and our Board of Directors and, in specified circumstances, such as if the office holder is a director or a controlling shareholder, is generally required to be approved by our shareholders.

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

We also currently maintain directors’ and officers’ liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $0.9 million.

D. Employees

The following table details certain data on the workforce of Itamar and its consolidated subsidiaries as of the dates indicated:

	As of December 31,
	2019	2018	2017
Numbers of employees by geographic location
United States	80	55	43
Israel	103	97	94
Japan	1	1	1
Total workforce	184	153	138
Numbers of employees by category of activity
Sales and marketing	53	31	27
Support in sales and marketing	19	21	15
Management and administrative	25	21	20
Operations, engineering and manufacturing	67	63	62
Research, development and technologies	20	17	14
Total workforce	184	153	138

The overall increase in our workforce, from 153 employees in 2018 to 184 employees in 2019, was primarily due to recruitment of sales and marketing personnel (including support in sales and marketing personnel), mainly in the United States, as a result of the expansion into new geographic territories in the United States and an increase in research, development and technologies personnel in Israel. The overall increase in our workforce, from 138 employees in 2017 to 153 employees in 2018, was primarily due to recruitment of sales and marketing personnel (including support in sales and marketing personnel), mainly in the U.S., as a result of the expansion into new geographic territories in the U.S. and an increase in research, development and technologies personnel in Israel.

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.”

Equity Incentive Plans

Our Equity Incentive Plans

In February 2007, we adopted the 2007 Israeli Share Option Plan, or 2007 Option Plan, under which stock options were granted to employees employed by us or by our affiliates, to permit our Israeli employees to benefit from tax advantages that became available at that time under Section 102 of the Israeli Tax Ordinance. The 2007 Option Plan had a term of 10 years and expired in February 2017, although we still have outstanding options under the 2007 Option Plan. An amendment to the 2007 Option Plan was approved by our Board of Directors on March 12, 2019.

In February 2007, we also adopted the 2007 Equity Incentive Plan, or 2007 Incentive Plan, under which stock options were granted to employees, officers, directors and consultants of our Company and our subsidiaries that are non-Israeli residents. The 2007 Incentive Plan had a term of 10 years and expired in February 2017, although we still have outstanding options under the 2007 Incentive Plan.

In January 2016, we adopted the Israeli Equity Incentive Plan for Israeli directors, officers, employees and consultants, or 2016 Israeli Plan, and the 2016 U.S. Equity Incentive Plan for non-Israeli directors, officers, employees and consultants, or 2016 Non-Israeli Plan. We refer to these two plans together as the 2016 Plans. Under such plans, we may grant stock options, RSUs and other equity-based awards to employees, officers, directors and consultants of our Company and our subsidiaries. The 2016 Plans have a term of ten years and will terminate in January 2026.

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

As of March 15, 2020, 25,545,132 ordinary shares remained available for grant of awards under the Equity Plans.

Grants in 2019

In 2019, we granted under the Equity Plans (i) options exercisable into up to 13,601,699 ordinary shares (compared with options exercisable into up to 3,016,330 ordinary shares that we granted in 2018); and (ii) up to 981,472 ordinary shares issuable upon the vesting of performance-based RSUs (compared with up to 295,726 ordinary shares issuable upon the vesting of performance-based RSUs that were granted during 2018).

Total Outstanding Options and RSUs

The following table sets forth, as of December 31, 2019, the number of options outstanding under our Equity Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options		Range of exercise prices	Weighted average remaining contractual life (in years)
17,042,814		$0.28 - $0.35	5.96
21,183,309		$0.36 - $0.43	5.70
3,544,111		$0.44 - $0.57	3.53
560,730		$0.58 - $0.68	2.75
Total(*)(**):	42,330,964		5.59

(*)	Includes 10,127,684 options that were vested and exercisable as of December 31, 2019.

126

(**)

Includes:

15,944,306 performance-based options, with exercise prices that ranging between NIS 1.02 and NIS 1.40 (equivalent to approximately $0.28 and $0.38, respectively), which performance criteria is that they will vest in December 2020 if the price of our ordinary shares is, at such time, at least NIS 4.24 per share (equivalent to approximately $1.16), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 1.70 per share (equivalent to approximately $0.46). If, on the applicable measurement date, the price of our ordinary shares is within the range between these two vesting-trigger share prices, the relative quantity of the options will vest.

4,431,867 performance-based options, with exercise prices ranging between NIS 1.15 and NIS 1.22 (equivalent to approximately $0.31 and $0.33, respectively), which performance criteria is that they will vest in December 2022 if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to approximately $1.45), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to approximately $0.73). If, on the applicable measurement date, the price of our ordinary shares is within the range between these two vesting-trigger share prices, the relative quantity of the options will vest.

The following table sets forth, as of December 31, 2019, the number of RSUs outstanding under our Equity Plans and their respective weighted average grant date fair value:

RSUs	Number	Weighted average grant date fair value
Outstanding at beginning of the year	3,441,420	$0.16
Granted	981,472	$0.11
Vested	-
Forfeited	(94,497)	$0.14
Outstanding at end of the year (*)	4,328,395	$0.15

(*)

3,289,898 RSUs are performance-based RSUs, which performance criteria is that they will vest in December 2020 if the price of our ordinary shares is, at such time, at least NIS 4.24 per share (equivalent to approximately $1.16), or 50% of such RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 1.70 per share (equivalent to approximately $0.46). If, on the applicable measurement date, the price of our ordinary shares is within the range between these two vesting-trigger share prices, the relative quantity of the RSUs will vest.

1,038,497 RSUs are performance-based RSUs, which performance criteria is that they will vest in December 2022 if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to approximately $1.45), or 50% of such RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to approximately $0.73). If, on the applicable measurement date, the price of our ordinary shares is within the range between these two vesting-trigger share prices, the relative quantity of the RSUs will vest.

Out of these performance-based RSUs, only 1,741,344 RSUs, which were granted to one employee and two consultants (of which 1,790,376 RSUs were granted in 2016 to our President and Chief Executive Officer), have a purchase price. The purchase price for such RSUs is NIS 0.30 per share (equivalent to approximately $0.08).

For additional details and a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Note 16 to our audited consolidated financial statements included elsewhere in this Annual Report.

Grants Since January 1, 2020

Since January 1, 2020, we also granted (i) options exercisable into 3,942,284 ordinary shares at exercise prices ranging between NIS 1.28 and NIS 1.73 (equivalent to approximately $0.35 and $0.47, respectively) per share, which expire between 2025 and 2029; and (ii) 194,887 performance-based RSUs.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 15, 2020, for:

(a)	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

(b)	each of our executive officers and members of our board of directors individually; and

(c)	all of our executive officers and members of our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions” below.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 15, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is calculated on the basis of 423,103,011 ordinary shares outstanding as of March 15, 2020. Ordinary shares that a person has the right to acquire within 60 days of March 15, 2020 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Itamar Medical Ltd., 9 Halamish Street, Caesarea 3088900, Israel.

	Shares beneficially owned
Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Entities affiliated with the Viola Group(1)	72,841,918	17.2%
MS Pace LP(2)	40,307,413	9.5%

Executive Officers and Board Members
Giora Yaron, Ph.D.(3)	30,461,062	7.2%
Gilad Glick(4)	3,925,862	*
Shy Basson(5)	275,661	*
Itay Kariv(6)	168,286	*
Dan Shlezak	-	-
Efrat Litman(7)	708,377	*
Eilon Livne(8)	119,346	*
Shiri Shneorson	-	-
Martin Gerstel(9)	15,104,724	3.6%
Ilan Biran(10)	616,316	*
Jonathan Kolber(11)	-	-
Sami Totah(12)	-	-
Christopher M. Cleary(13)	-	-
Yaffa Krindel Sieradzki(14)	337,639	*
Zipora (Tzipi) Ozer-Armon(15)	165,000	*
All executive officers and board members as a group (15 persons)(16)	51,882,274	12.1%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	This information is based on information provided to the Company by Viola Growth II GP Ltd., a Cayman Islands company, as of May 2019, in connection with our 2019 annual meeting of shareholders. The number of ordinary shares reported in the table consists of (a) 72,346,918 ordinary shares held by Viola Growth 2 A.V. Limited Partnership, or Viola 2 AV, an Israeli limited partnership; and (b) 495,000 ordinary shares issuable upon exercise of options to purchase ordinary shares held by Viola Growth Management Fund 2 Ltd., or Viola 2, an Israeli company, that are or will be immediately exercisable within 60 days of March 15, 2020. The general partner of Viola 2 AV is Viola Growth II Limited Partnership, a Cayman Island limited partnership. The general partner of Viola Growth II Limited Partnership is Viola Growth II GP Ltd., a Cayman Islands company, which is wholly owned by Viola 2. Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi, all of whom are Israeli citizens, hold indirect interests in, and are the controlling shareholders of, Viola 2 and, consequently, may be deemed to be the beneficial owners of the ordinary shares held by Viola 2 AV and Viola 2. However, each of Messrs. Dovrat, Beit-On and Zeevi disclaims beneficial ownership of all of the foregoing shares, except to the extent of their respective pecuniary interest therein. The business address of Viola is Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzeliya 4672530, Israel.

(2)	This information is based on a Schedule 13G/A filed on August 8, 2019, by MS Pace LP, or MSP, a Delaware limited partnership, MS Pace Management, LLC, or MSP Management, a Delaware limited liability company and Sightline MS GP, LLC, or Sightline, a Delaware limited liability company. The general partner of MSP is MSP Management which is 51% held by an affiliate of Medtronic International Technology, Inc., or Medtronic, and the remaining 49% interest therein is held by Sightline, a third party unrelated to Medtronic. Medtronic also holds 20% of the limited partnership interests in MSP. Medtronic is an indirect wholly owned subsidiary of Medtronic plc, an Irish corporation whose shares are traded on the NYSE. The number of ordinary shares reported in the table consists of 40,307,413 ordinary shares held by MSP The business address of MS Pace is 8500 Normandale Lake Boulevard, Suite 1070, Bloomington, Minnesota 55437.

(3)	Consists of (a) 29,944,746 ordinary shares and (b) 516,316 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020. Some of these securities are held through a company wholly owned by Dr. Yaron.

(4)	Consists of (a) 398,622 ordinary shares and (b) 3,527,240 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

(5)	Consists of 275,661 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

(6)	Consists of 168,286 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

(7)	Consists of (a) 50,452 ordinary shares and (b) 657,925 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

(8)	Consists of 119,346 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

(9)	Consists of (a) 14,838,891 ordinary shares and (b) 265,833 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

(10)	Consists of (a) 100,000 ordinary shares and (b) 516,316 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

(11)	Mr. Kolber is a partner in Viola Growth, which is an affiliate of Viola.

(12)	Mr. Totah is a partner in Viola Growth, which is an affiliate of Viola.

(13)	Mr. Cleary is a Vice President of Corporate Development for Medtronic plc, which is an affiliate of MS Pace.

(14)	Consists of (a) 172,369 ordinary shares and (b) 165,000 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

(15)	Consists of 165,000 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

(16)	Consists of (a) 45,505,350 ordinary shares and (b) 6,376,924 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 15, 2020.

Change in Control

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

Significant Changes in the Ownership of Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2017.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 30 ordinary shares. As of March 31, 2020, BNY held 137,778,111 ordinary shares representing 32.6% of our issued share capital held at that date. To our knowledge, as of March 31, 2020, we had no additional holders of record of our shares with addresses in the United States. As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2019.

Medtronic Co-Marketing Agreement

In March 2014, we entered into a co-marketing agreement with Medtronic, Inc., whereby Medtronic, Inc. was granted exclusive rights to co-market our WatchPAT family of products to electrophysiologists (physicians specializing in cardiology arrhythmias) in the United States and undertook to make specified investments in marketing of the product as well as meet minimum sales quotas. In April 2015, as part of several amendments to the marketing agreement, the aforesaid obligation to make specified investments and meet minimum sales quotas was canceled. Pursuant to this agreement, Medtronic, Inc. markets WatchPAT as part of a comprehensive solution offered by Medtronic to physicians. Since June 30, 2017, the term of this agreement (as amended) is automatically renewed for 30-day intervals, unless earlier terminated by either party upon 14 days prior notice.

Medtronic, Inc. is entitled to a portion of the net sales made under this agreement. However, the total net sales under this agreement (and, consequently, the consideration payable to Medtronic, Inc.) have been immaterial to us in the past three years (net sales under this agreement were approximately $0.20 million in the year ended December 31, 2019, $0.21 million in the year ended December 31, 2018, and $0.31 million in the year ended December 31, 2017).

Financing Transactions

See Item 5.B “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Principal Financing Activities” with respect to certain investments and loans made by, or repaid to, our major shareholders and members of our Board of Directors.

Transactions with Our Executive Officers and Directors

We have entered into employment or services agreements with each of our executive officers. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Executive Officer Employment and Consultancy Agreements” for additional information. In addition, we have entered into consultancy agreements with certain of our directors. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Non-Employee Directors Remuneration” for additional information.

Viola Share Purchase Agreement

In August 2015, we entered into a share purchase agreement with Viola P.E. II A.V. LP and certain of its affiliates, and on November 5, 2015 (and, as a second stage of the transaction, on February 1, 2016), we completed the transaction. As part of the transaction, we granted Viola customary registration rights subject to obtaining the applicable regulatory approvals to the extent required under applicable law, including, at a minimum, two demand registration rights and unlimited piggyback and Form F-3 registrations.

Indemnity Agreements

We have entered into agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Insurance and Indemnification” for additional information.

Related Person Transaction Policy

Our Board of Directors has adopted an interested party transaction policy, which governs the identification, reporting and approval of transactions with interested parties.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Export Sales

In the year ended December 31, 2019, the amount of our export sales (i.e., sales outside of Israel) was approximately $31.0 million, which represents 99.1% of our total sales.

Legal and Arbitration Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Dividend Policy

We have never declared or paid cash dividends on our ordinary shares or ADSs and do not intend to pay cash dividends on our ordinary shares or ADSs in the foreseeable future. Our earnings and other cash resources will be used to continue the development and expansion of our business. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then-existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

Subject to any preferential, deferred or other rights or restrictions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in the same manner with respect to all of the shares granting a right to receive dividends on the date that resolution is adopted (or on later date, as determined by the Board of Directors). Generally, our Board of Directors may declare dividends only out of profits legally available for distribution, in accordance with the provisions of the Companies Law as described below, and is entitled to invest or utilize any unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage on an unclaimed dividend.

The Companies Law imposes restrictions on our ability to declare and pay dividends. According to the Companies Law, a company may distribute dividends only out of its “profits,” as such term is defined in the Companies Law and provided that there is no reasonable concern that payment of the dividend will prevent such company from satisfying its existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. “Profits”, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by the most recent audited or reviewed financial statements of the company prepared no more than six months prior to the date of distribution. Our articles of association provide that dividends will be declared and paid at the discretion of, and upon resolution by, our Board of Directors, subject to the provisions of the Companies Law. In addition, the Security Agreements contain a number of customary restrictive terms and covenants, including with respect to the distribution of dividends.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. “Additional Information—Taxation—Israeli Tax Considerations” for additional information.

B. Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2019.

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

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Copies of our amended and restated memorandum of association and our amended and restated articles of association are filed as Exhibits 1.1 and 1.2 to this Annual Report. The information called for by this Item 10.B. is included in Exhibit 2.6 to this Annual Report and is incorporated herein by reference.

C. Material Contracts

In addition to the contracts described elsewhere in this Annual Report, the following are summaries of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party for the two years preceding the date of this Annual Report.

Agreement with Kaiser

On April 22, 2019, Itamar Medical, Inc., our wholly owned U.S. Subsidiary, entered into a new master products and services agreement with Kaiser Foundation Health Plan, Inc., or Kaiser, one of the largest medical insurers and hospital systems in the U.S., or the Kaiser Agreement.

The Kaiser Agreement, which replaced the previous master products and services agreement with Kaiser, is essentially a framework agreement that allows Kaiser to place purchase orders for our products from time to time, with no minimum purchase requirements. Under the Kaiser Agreement, we undertook to supply Kaiser and its affiliates with our products as well as offer maintenance services for the products supplied by us. The Kaiser Agreement also contains provisions regarding (1) the pricing terms of the products and services offered by us to Kaiser, (2) payment terms, (3) the warranty we provide with respect to the supply of our products, including in case of product recalls, and (4) our undertaking to indemnify Kaiser in case that our products infringe upon the intellectual property rights of third parties.

Unless terminated earlier in accordance with its terms, the term of the Kaiser Agreement is until March 31, 2022, and may be extended thereafter by prior notice from Kaiser, for two (2) additional one (1) year periods.

Philips Japan Distribution Agreement

On February 24, 2014, we entered into a distribution agreement with Philips Respironics GK, a subsidiary of Koninklijke Philips NV (also known as Royal Philips), or Philips Japan, or the Distribution Agreement (as amended).

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

The Distribution Agreement provided that its initial term will expire (i) on December 31, 2018, or (ii) three (3) years from the date that the MHLW grants reimbursement approval of therapy for patients diagnosed by HSATs (such as our WatchPAT) with AHI (apnea hypopnea index) above 20, or the “MHLW approval, whichever is earlier. If the MHLW approval were obtained, it would have had the effect of expanding the reimbursement of therapy to patients suffering from moderate, and not only severe OSA. Since the MHLW approval has not been obtained to date, the initial term of the agreement was scheduled to expire on December 31, 2018. However, following an amendment to the Distribution Agreement, the term of the agreement was extended and is currently scheduled to expire on December 31, 2021. It should be noted that, as part of such amendment, the Distribution Agreement contemplates the preparation of a business plan to be mutually agreed by the parties, which business plan is expected to include, among other things, the submission of an application to seek the MHLW approval. There is no assurance, however, that, even if such business plan is agreed and implemented by the parties, the submission of such application will result in obtaining the MHLW approval and, if so, when.

Upon termination of the agreement, Philips Japan, which holds the Japanese’s regulatory approval for marketing the WatchPAT in Japan, is required to transfer the regulatory approval to us.

Agreement with VA

On October 12, 2011 and March 12, 2014, our U.S. Subsidiary entered into a Solicitation/Contract/Order for Commercial Items agreement with the Department of Veterans Affairs, or VA, one of the largest U.S. hospital and clinics chains, or the VA Framework Agreement (as amended).

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

The current term of the VA Framework Agreement is until June 14, 2023.

Credit Line

See the summary under Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Principal Financing Activities — Credit Line.”

2018 Private Placement

See the summary under Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Principal Financing Activities — 2018 Private Placement.”

2019 Private Placement

See the summary under Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Principal Financing Activities — 2019 Private Placement.”

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

E. Taxation

Israeli Tax Considerations

The following is a summary of the principal Israeli tax laws applicable to Israeli companies, with special reference to their effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares or ADSs. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law, including investors whose business is dealing in securities. Some parts of this discussion are based on tax legislation which has not been subject to judicial or administrative interpretation. We cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR ADSs, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure

Most of our production facilities have been granted “Approved Enterprise” and “Benefited Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law. As such, we may be entitled to tax benefits for taxable income arising from our Approved or Benefited Enterprise status.

Generally, Israeli companies are subject to Israeli corporate tax on their taxable income at the rate of 23% for the 2018 tax year and thereafter. However, the effective tax rate payable by a company that generates income qualifying for benefits under the Investment Law may be considerably less. Israeli companies are generally subject to capital gains tax at the regular corporate tax rate.

We are permitted to measure our Israeli taxable income in U.S. dollars pursuant to regulations published by the Israeli Minister of Finance, subject to satisfying the conditions set forth therein. We believe that we meet, and we expect that we will continue to meet, the necessary conditions and as such, starting with our 2016 tax year, we measure our results for Israeli tax purposes based on the U.S. dollar and the NIS exchange rate on December 31 of the relevant tax year.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Most of our production facilities have been granted “Approved Enterprise” and “Benefited Enterprise” status under the Investment Law. As such, we may be entitled to tax benefits for taxable income arising from our Approved or Benefited Enterprise status. Since our incorporation, we incurred significant losses and therefore we have not benefited from such status to date. To be eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set out in the specific certificate of approval, including that we meet a minimum threshold (25%) of export sales (i.e., sales outside of Israel). In the event that we are considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the amount of the benefits, as adjusted for inflation and interest. However, since we have accumulated carryforward tax losses of approximately $111 million as of December 31, 2018, we did not benefit from such tax benefits and do not expect to benefit from such tax benefits in the foreseeable future. Once we utilize all of our accumulated tax losses, we expect to derive tax benefits in Israel relating to our “Approved Enterprise” and “Benefited Enterprise” for which we are eligible. Our income from sources other than from our “Approved Enterprise” and “Benefited Enterprise” status are taxable at regular corporate tax rates.

A company having an Approved Enterprise or Benefited Enterprise, like us, that distributes a dividend from income that was tax exempt, will be required in the tax year of the dividend distribution to pay corporate tax on the amount of the dividend distributed (including the company tax required as a result of the distribution) at the corporate tax rate that would have been applicable to it in the year the income was generated if it had not been exempt from tax.

Amendments to the Investment Law in 2011 and in 2017 introduced new tax benefits for income generated by a “Preferred Enterprise,” “Preferred Technological Enterprise” and “Special Preferred Technological Enterprise,” in accordance with the definition of such terms in the Investment Law. We currently do not have Preferred Enterprise or Preferred Technology Enterprise programs.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred, provided that the expenses are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is conducted for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses will be reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. In addition, no deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version) 1961, or the Tax Ordinance. Expenditures not so approved are deductible over a three-year period.

From time to time, we may apply to the IIA for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise, commencing from the tax year where the Industrial Enterprise began to use them;

•	deductions of expenses related to a public offering of its shares on a stock market in equal amounts over a three-year period commencing in the year of the offering;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company which is an Israeli resident for tax purposes and was incorporated in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Capital Gains Tax on Sales of our Ordinary Shares and ADSs

The following discussion refers to the sale of our ordinary shares. However, the same tax treatment would apply to the sale of the ADSs.

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. Inflationary surplus is not currently subject to tax in Israel.

Taxation of Israeli Residents

The tax rate generally applicable to the capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company (which includes, among other things, the right to receive profits of the company, voting rights, the rights to receive proceeds upon the company’s liquidation and the right to appoint a director)), in which case the tax rate will be 30%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq), provided such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents, whether directly or indirectly, (i) hold more than 25% of the means of control in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation.

In addition, the sale of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the Convention Between the Government of the United States and the Government of the State of Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Tax Treaty), and who holds ordinary shares as a capital asset, is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless (i) such shareholder holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding such sale, (ii) the capital gains arising from such sale are attributable to a permanent establishment of such shareholder located in Israel, (iii) the gain is from sale of shares of a real estate association (as defined in the Israeli Land Tax Law (Appreciation Tax), 1963), or (iv) the U.S. shareholder, being an individual, is present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, unless exempt under the Israeli domestic law as described above. Under the U.S.-Israel Tax Treaty, the gain may be treated as foreign source income for United States foreign tax credit purposes, upon an election by the U.S. resident, and such U.S. resident may be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

The payment of the consideration on the sale of ordinary shares may be subject to withholding tax in Israel. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at the time of sale.

Taxation of Dividends Paid on our Ordinary Shares and ADSs

The following discussion refers to dividends paid on our ordinary shares. However, the same tax treatment would apply to dividends paid on the ADSs. We cannot assure you that, in the event we declare a dividend, we will designate the profits that we distribute in a way that will reduce shareholders’ tax liability.

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares. The tax rate generally applicable to such dividends is 25%, or 30% for an individual shareholder that is considered a significant shareholder (described above) at any time during the 12-month period preceding such distribution. Israeli resident companies are generally exempt from income tax from dividends sourced from income produced or accrued in Israel, received directly or indirectly from another company that is liable to Israeli corporate tax. Dividends paid from income derived from our Approved and Benefited Enterprises are subject to withholding tax at the rate of 20%. Dividends paid from income derived from a Preferred Enterprise and Preferred Technology Enterprise will be subject to withholding tax at the rate of 20%.

Taxation of Non-Israeli Residents

Non-Israeli residents, both companies and individuals, are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (described above) at any time during the 12-month period preceding such distribution, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate).

Under the U.S.-Israel Tax Treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise — the withholding tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the ITA and (iii) in all other cases, the withholding tax rate is 25%. The aforementioned rates under the

U.S.-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

A non-Israeli resident who receives a dividend derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that such income was not derived from a business conducted in Israel by the taxpayer and the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Israeli Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 649,560 (equivalent to approximately $189,874) for 2019), which amount is linked to the Israeli consumer price index, including, but not limited to, income derived from dividends, interest and capital gains.

United States Federal Income Tax Considerations

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of the ADSs. This summary deals only with the ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or Internal Revenue Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own the ADSs as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired the ADSs in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares or ADSs.

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service, or IRS, regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of the ADSs that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or other arrangement treated as a partnership for United States federal income tax purposes acquires the ADSs, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in the ADSs should consult their tax advisers regarding the United States federal income tax consequences of acquiring, owning, and disposing of the ADSs.

Generally, a holder of an ADS will be treated for United States federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to ADSs before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those ADSs and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Foreign withholding tax (if any) paid on dividends on ADSs at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on ADSs generally will constitute “passive category income” for purposes of the foreign tax credit. Foreign withholding tax (if any) paid on dividends on ADSs at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. Although we don’t believe we are currently a “United States-owned foreign corporation,” we may become one in the future. In such case, if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ADSs allocable to our United States source earnings and profits will be treated as United States source, and, as such, a United States Holder may not offset any foreign tax withheld as a credit against United States federal income tax imposed on that portion of dividends. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends paid to a non-corporate United States Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant United States Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose ordinary shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes. ADSs are expected to be readily tradable on the Nasdaq Capital Market, an established securities market. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to ADSs. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.

Disposition of ADSs

Subject to the discussion below under “Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of ADSs equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those ADSs. If any Israeli tax is imposed on the sale, exchange or other disposition of ADSs, a United States Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s initial tax basis in shares generally will equal the cost of such shares. Because gain for the sale or other disposition of ADSs will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other disposition, if any, may be significantly limited. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such Israeli tax. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty.

If the consideration received upon the sale or other taxable disposition of ADSs is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If ADSs are treated as traded on an established securities market, a cash basis United States Holder and an accrual basis United States Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our anticipated market capitalization and the composition of our income, assets and operations, we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of ADSs, which could fluctuate significantly. Therefore, there can be no assurance that we will not be classified as a PFIC in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds ADSs. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds ADSs, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year that a United States Holder holds ADSs, any gain recognized by the United States Holder on a sale or other disposition of ADSs would be allocated pro-rata over the United States Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ADSs if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their own tax adviser about the potential application of the PFIC rules to an investment in the ADSs.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of ADSs may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of ADSs made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ADSs are expected to constitute foreign financial assets subject to these requirements unless the ADSs are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.

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

As permitted under the Israeli Securities Law, 1968, or the ISL, we comply with the Israeli regime for dual listed companies under Chapter E3 of the ISL, which allows us to use in Israel the same periodic reports, financial and other relevant disclosure information (in English) that we submit to the SEC and Nasdaq. Copies of our filings with the Israeli Securities Authority can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

The SEC maintains an internet website that contains reports and other information regarding issuers that file electronically with the SEC. This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be viewed on the SEC’s website atwww.sec.gov and on our website at www.itamar-medical.com. The information contained on our website is not incorporated by reference into this Annual Report.

The documents concerning our Company which are referred to in this Annual Report may also be inspected at our offices located at 9 Halamish Street, Caesarea 3088900, Israel.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

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

As of December 31, 2019, we had cash and cash equivalents of approximately $15.1 million. As of such date, most of such cash and cash equivalents were held in U.S. dollars and NIS. The majority of our cash and cash equivalents are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.

Interest Rate Risk

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our bank credit line, which carries interest at a rate that is based on the LIBOR. As of March 15, 2020, we had borrowings of approximately $5.0 million under the bank credit line. Based on the scheduled amount of the borrowings expected to be outstanding under such credit line in 2020, we estimate that each 10% increase in our borrowing rates would result in additional interest expense to us of approximately $50,000.

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

Foreign Currency Exchange Risk

Our functional and reporting currency is the U.S. dollar. Although the U.S. dollar is our functional currency, a significant portion of our expenses are denominated in NIS and a relatively small portion of our expenses is denominated in Euros, and currently most of our revenues are denominated in U.S. dollars. Therefore, our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, mainly against the NIS and the Euro. Our NIS and Euro expenses consist principally of payroll to our employees in Israel, payments made to subcontractors for purchasing components to our products, research and development activities and marketing and sales activities. We anticipate that a significant portion of our expenses will continue to be denominated in currencies other than the U.S. dollar. If the U.S. dollar fluctuates significantly against either the NIS or the Euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition.

Due to the fact that exchange rates between the U.S. dollar and the NIS (as well as between the U.S. dollar and other currencies) fluctuate continuously, such fluctuations have an impact on our results and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in our consolidated statements of operations. In order to reduce some of this currency exposure, we keep cash balances in NIS. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

As of December 31, 2019, we did not enter into any hedge transactions but we may do so in the future. Even if we do enter into such hedge transactions in the future, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of fluctuations in currency exchange rates.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than the dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as of the dates indicated regarding our foreign currency-denominated monetary assets and liabilities as of December 31, 2019 (U.S. dollars in thousands).

Assets:
New Israeli Shekels	$1,687
Euros	1,283
Other currencies	96
Total	3,066

Liabilities:
New Israeli Shekels	4,665
Euros	88
Total	4,753
Net liabilities	$(1,687)

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Set forth below is a summary of certain provisions in relation to charges and other payments under the Deposit Agreement, dated February 26, 2019, among Itamar, the Bank of New York Mellon, as depositary, or Depositary, and the owners and holders from time to time of ADSs issued thereunder, or the Deposit Agreement). A summary of other provisions of the Deposit Agreement and related description of the ADSs is included in Exhibit 2.6 to this Annual Report. These summaries are not complete and are qualified in their entirety by the Deposit Agreement, a form of which has been filed as Exhibit 2.1 to this Annual Report.

Fees and Expenses

Holders of our ADSs are required to pay the following fees under the terms of the deposit agreement:

Persons depositing or withdrawing shares or ADS holders must pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.05 (or less) per ADS	•	Any cash distribution made to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

Expenses of the depositary	•	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

	•	converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes

Any charges incurred by the depositary or its agents for servicing the deposited securities

	•	As necessary

* The depositary is only entitled to reimbursement of such fees if its local custodian charges such fees. To our knowledge, the depositary’s Israeli local custodians do not currently charge any such fees. However, if you hold your shares or ADSs through a bank or broker, you should check whether your bank or broker charge you any similar fees.

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

Payment of Taxes

Holders of our ADSs are responsible for any taxes or other governmental charges (including any penalties and/or interest) payable on their ADSs or on the deposited securities represented by any of their ADSs. All registered holders and beneficial owners of ADRs, and all prior holders and beneficial owners thereof, jointly and severally, agree to indemnify us, the depositary and our and the depositary’s respective agents in respect of such taxes or other governmental charges. The depositary may refuse to register any transfer of ADSs, to effect any split up or combination of ADRs, or allow holders of our ADSs to withdraw the deposited securities represented by their ADSs until such taxes or other charges are paid. It may deduct from any distributions owed to a holder of our ADSs or sell deposited securities represented by such holder’s ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

By holding an ADR or an interest therein, holders of ADRs have agreed to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained, which obligations shall survive any transfer or surrender of ADSs or the termination of the deposit agreement.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.       None.

B.       None.

C.       None.

D.       None.

E. Use of Proceeds

In February 2020, we completed a registered public offering of our American Depositary Shares in the United States. In the public offering we issued and sold 2,927,267 ADSs, including 381,817 ADSs issued and sold upon the exercise of the underwriters pursuant to their overallotment option to purchase additional ADSs, at a public offering price of $13.75 per ADS.

The offer and sale of all of the ADSs in the public offering was registered under the Securities Act pursuant to a registration statement on Form F-1 (File No. 333- 236120), which was declared effective by the SEC on January 30, 2020, and a registration statement on Form F-1 to register additional securities (File No. 333- 236179), which was immediately effective upon filing on January 30, 2020, or, together, the Registration Statement. Under the Registration Statement, we registered 2,927,267 ADSs, including 381,817 ADSs issuable upon exercise of the underwriters’ option to purchase additional ADSs, at a public offering price of $13.75 per ADS, for a registered aggregate offering price of approximately $40.25 million. Following the sale of the ADSs in connection with the closing of the public offering, the offering terminated. The offering commenced on January 30, 2020, and did not terminate until the sale of all of the shares offered. Piper Sandler acted as sole bookrunner for the offering and Ladenburg Thalmann and A.G.P./Alliance Global Partners acted as co-managers for the offering.

We received aggregate gross proceeds from the offering of approximately $40.25 million, or aggregate net proceeds of approximately $35.45 million after deducting underwriting discounts and commissions of approximately $2.8 million and offering expenses of $1.98 million. No payments for such expenses were made directly or indirectly to (i) any of our officers, members of our board of directors, or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

There has been no material change in our planned use of the net proceeds from the public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act with the SEC on January 31, 2020.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Exchange Act), as of the end of the period covered by this Annual Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Yaffa Krindel Sieradzki is an “audit committee financial expert” as defined in Item 16.A. of Form 20-F and qualifies as an “independent director” in accordance with applicable Exchange Act rules and Nasdaq rules.

Item 16B. Code of Ethics

We have adopted a Code of Ethics and Business Conduct, or the Code, that applies to all our directors, officers and employees and certain our consultants.

We have also adopted a Code of Ethics for Senior Financial Officers, or the Financial Conduct Code, that applies to our President and Chief Executive Officer, Chief Financial Officer, chief accounting officer or controller, and persons performing similar functions. The Financial Conduct Code has been posted on our website, www.itamar-medical.com.

We intend to satisfy the disclosure requirement under Item 16.B(d) and (e) of Form 20-F regarding amendment to, or waiver from, a provision of the Code or the Financial Conduct Code, as well as Nasdaq’s requirement to disclose waivers with respect to directors and executive officers, by posting such information in the “Investors” section of our website at www. itamar-medical.com.

Item 16C. Principal Accounting Fees and Services

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, or KPMG, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2019. The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in the years indicated.

	Year Ended December 31,
	2019	2018
	(in thousands)
Audit fees (1)	$172	$150
Audit related fees	-	-
Tax services fees (2)	23	36
All other fees	-	-
Total	$195	$186

(1)	Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements and the statutory financial statements of the Company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, the provision of consents and the review of documents filed with the SEC.

(2)	Tax services fees include fees billed for tax compliance services, including professional services rendered for tax compliance and tax advice, other than in connection with tax audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by KPMG, or Policy.

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services as general pre-approval; or (ii) require the specific pre-approval of the Audit Committee as specific pre-approval. The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the audit committee, including those described in the notes to the table, above; these services are subject to annual review by the Audit Committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the Audit Committee.

The Audit Committee pre-approves fee levels annually for the audit services. Non-audit services are pre-approved as required. The Chairperson of the Audit Committee may approve non-audit services of up to $25,000 annually and then request the Audit Committee to ratify his decision.

All of the fees in the table above were approved in accordance with these policies and procedures.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. While we follow most Nasdaq corporate governance rules, we follow Israel corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•	We currently do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders that requires that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. As permitted under the Companies Law, our Articles of Association provide that the quorum for any meeting of shareholders is 33 1∕3% or more of the voting rights in the Company, similar to Nasdaq requirements, however, if the meeting is adjourned for lack of quorum, the quorum for such adjourned meeting will be two shareholders who hold or represent between them at least 10% of the issued and outstanding share capital, instead of 33 1∕3% of the voting rights in the Company.

•	We currently do not follow Nasdaq Rule 5635(c) that requires shareholder approval of stock option plans and other equity compensation arrangements available to officers, directors or employees and any material amendments thereto. We have decided to follow home country practice in lieu of obtaining shareholder approval for our current or future equity incentive plans. However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of equity incentive awards to directors, chief executive officer and controlling shareholders or plans that require shareholder approval for other reasons.

•	We currently do not follow Nasdaq Rules 5635(a), 5635(b) and 5635(d) that require shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Instead, we intend to follow the Companies Law in respect of private placements.

•	Also, we have chosen to follow our home country practice in lieu of the requirements of Nasdaq Listing Rule 5250(d)(1) relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq Rule 5640 Notification of Noncompliance and Rule 5640 Voting Rights. Further, we must have an audit committee that satisfies Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and that consists of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

We may in the future elect to follow Israel corporate governance practices in lieu of Nasdaq corporate governance rules with regard to other matters.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of KPMG, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Date	Filed/ Furnished

1.1#	Memorandum of Association of the Registrant, as amended and restated.	20-F	001-38775	1.1	12/31/2018

1.2#	Amended and Restated Articles of Association of the Registrant.	20-F	001-38775	1.2	12/31/2018

2.1	Form of Deposit Agreement between the Registrant, The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares.	20-F	001-38775	2.1	12/31/2018

2.2	Specimen of Ordinary Share Certificate.	20-F	001-38775	2.2	12/31/2018

2.3	Closing Warrant Agreement by and between the Registrant and Viola P.E. 2 A.V. Limited Partnership, dated as of November 5, 2015.	20-F	001-38775	2.3	12/31/2018

2.4##	Warrant Agreement by and between the Registrant and Mizrahi Tefahot Bank Ltd., or Mizrahi, dated as of May 14, 2017, as amended on July 9, 2017, and as further amended on January 29, 2018.	20-F	001-38775	2.4	12/31/2018

2.4/A	Warrant extension agreement by and between the Registrant and Mizrahi, dated February 9, 2020.					*

2.5	Warrant Agreement by and between the Registrant and Mizrahi, dated as of February 9, 2020.					*

2.6	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934.					*

4.1†	2007 Israeli Share Option Plan.	F-1	333-236120	10.4	1/28/2020

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Date	Filed/ Furnished

4.2†	2007 Equity Incentive Plan.	20-F	001-38775	4.2	12/31/2018

4.3†	Israeli Equity Incentive Plan 2016.	20-F	001-38775	4.3	12/31/2018

4.4†	2016 U.S. Equity Incentive Plan.	20-F	001-38775	4.4	12/31/2018

4.5†	Form of Indemnification Letter.	20-F	001-38775	4.5	12/31/2018

4.6#†	Compensation Policy for Executive Officers and Directors, as amended on March 18, 2020.	6-K	001-38775	99.1 (Appendix A to the Proxy Statement)	2/11/2020

4.7#	Lease Agreement by and between the Registrant and The Caesarea Edmond Benjamin De Rothschild Assets Corp. (2001) Ltd., dated July 19, 2007, as amended by Amendment No. 1 on December 25, 2008, and as further amended by Amendment No. 2 in 2013, and as further amended by Amendment No. 3 on March 23, 2015, and as further amended by Amendment No. 4 on August 9, 2015, and as further amended by Amendment No. 5 on January 19, 2019.	20-F/A	001-38775	4.7	1/30/2019

4.8+	Distribution Agreement by and between the Registrant and Philips Respironics GK, dated February 24, 2014, as amended by the Amendment to the Distribution Agreement, dated December 22, 2018.	20-F	001-38775	4.8	12/31/2018

4.9++	Master Products and Services Agreement, by and between Kaiser Foundation Health Plan, Inc. and Itamar Medical, Inc., a wholly owned subsidiary of the Registrant, or Itamar US, dated April 1, 2019.	F-1	333-236120	10.13	1/28/2020

4.10	Solicitation/Contract/Order for Commercial Items issued by Department of Veterans Affairs, or VA, to Itamar US, dated October 12, 2011 as amended by the Solicitation/Contract/Order for Commercial Items issued by VA to Itamar US, dated March 12, 2014, and as further amended by the Amendment of Solicitation/Modification of Contract, dated August 1, 2018, and as further amended by the Product Addition Request for Modification Form, dated September 25, 2018, and as further amended by the Amendment of Solicitation/Modification of Contract, dated October 15, 2018, and as further amended by the Amendment of Solicitation/Modification of Contract, dated December 1, 2018.	20-F/A	001-38775	4.10	2/13/2019

4.11++	Amendments to the Solicitation/Contract/Order for Commercial Items issued by VA to Itamar US, dated August 13, 2019, September 25, 2019, and December 23, 2019.	F-1	333-236120	10.15	1/28/2020

4.12##	Credit Framework Agreement by and between the Registrant and Mizrahi, dated February 9, 2020; the Deed of Amendment, February 9, 2020, to The Secured Debenture issued by the Registrant to Mizrahi, dated May 28, 2017; the Continuing Guarantee in an Unlimited Amount to Secure all Debts issued by Itamar US to Mizrahi, dated March 12, 2019; the Unlimited Security Agreement by and between Itamar US and Mizrahi, dated March 12, 2019					*

4.13	Form of Securities Purchase Agreements, dated March 22, 2018, by and between the Registrant and the Purchasers signatory thereto.	20-F	001-38775	4.12	12/31/2018

4.14	Form of Securities Purchase Agreements, dated January 16, 2019, by and between the Registrant and the Purchasers signatory thereto, for the issuance of ADSs of the Registrant.	20-F/A	001-38775	4.13	1/30/2019

4.15	Form of Securities Purchase Agreements, dated January 16, 2019, by and between the Registrant and the Purchasers signatory thereto, for the issuance of ordinary shares of the Registrant.	20-F/A	001-38775	4.14	1/30/2019

4.16	Form of Securities Purchase Agreements, dated January 28, 2019, by and between the Registrant and the Purchasers signatory thereto, for the issuance of ADSs of the Registrant.	20-F/A	001-38775	4.15	1/30/2019

4.17	The Secured Debenture issued by the Registrant to Mizrahi, dated May 28, 2017; the Negative Charge Irrevocable Undertaking issued by I.M.E. 2016 B.V. to Mizrahi, dated May 29, 2017.	20-F	001-38775	4.11	4/10/2019

4.18	Lease Agreement, dated July 8, 2019, by and between the Registrant and Willer Properties (1985) Ltd.	F-1	333-236120	10.11	1/28/2020

8.1	List of Subsidiaries.	20-F	001-38775	8	12/31/2018

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Date	Filed/ Furnished

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.					*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.					*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350					**

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350					**

15.1	Consent of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International.					*

101.INS	XBRL Instance Document.					*

101.SCH	XBRL Taxonomy Extension Schema Document.					*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*

*	Filed herewith.
**	Furnished herewith.
#	Unofficial English translation from Hebrew original.
##	Certain parts, as indicated therein, contain unofficial English translation from Hebrew original.
+	Confidential treatment has been granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.
++	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).
†	Indicates management contract or compensatory plan or arrangement.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Itamar Medical Ltd.
Date: April 3, 2020	By: /s/ Gilad Glick Name: Gilad Glick Title: Chief Executive Officer

Itamar Medical Ltd.

Consolidated Financial Statements

As of December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Itamar Medical Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Itamar Medical Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2g to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standards 16, Leases.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Tel-Aviv, Israel, March 30, 2020

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2019	2018*
		U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents		$15,115	$6,471
Trade receivables	3	8,384	6,549
Other receivables	3	1,404	1,018
Inventories	4	3,363	2,235
Total current assets		28,266	16,273

Non-current assets
Long-term restricted deposits and prepaid expenses		476	365
Long-term trade receivables	3	156	243
Property and equipment	5	1,472	1,213
Intangible assets	6	395	298
Right-of-use assets	7	2,442	-
Total non-current assets		4,941	2,119
Total assets		$33,207	$18,392

Liabilities
Current liabilities
Short-term bank loan	8a	$5,000	$5,000
Current maturities of lease liabilities	7	890	-
Trade payables		2,028	1,517
Other accounts payable	9	3,455	2,063
Accrued expenses		1,317	1,034
Provisions	10	273	215
Short-term employee benefits	11	352	222
Total current liabilities		13,315	10,051

Non-current liabilities
Lease liabilities, net of current maturities	7	1,708	-
Derivative instruments	12	-	442
Recognized liability for defined benefit plan, net	11	260	159
Other long-term liabilities	13	1,260	1,052
Total non-current liabilities		3,228	1,653
Total liabilities		16,543	11,704

Equity	15
Ordinary share capital		878	748
Additional paid-in capital		125,435	111,486
Accumulated deficit		(109,649)	(105,546)
Total equity		16,664	6,688
Total liabilities and equity		$33,207	$18,392

*	See Note 2g regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data was not restated.

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,
	Note	2019	2018*	2017*
		U.S. dollars in thousands (except per share data)
Revenues	17	$31,258	$24,189	$20,701
Cost of revenues	18	6,984	5,726	5,002
Gross profit		24,274	18,463	15,699
Operating expenses:
Selling and marketing		18,294	12,699	12,140
Research and development		4,520	3,638	4,129
General and administrative		6,354	5,247	5,278
Total operating expenses		29,168	21,584	21,547
Operating loss		(4,894)	(3,121)	(5,848)
Financial income (expenses):
Financial income from cash, bank deposits and investments	19	454	244	1,591
Financial expenses from leases, notes, loans and other	19	(1,233)	(1,161)	(4,884)
Gain from derivatives instruments, net	19	442	2,433	3,925
Financial income (expenses), net		(337)	1,516	632
Loss before taxes on income		(5,231)	(1,605)	(5,216)
Taxes on income	14	(37)	(124)	(85)
Net loss		$(5,268)	$(1,729)	$(5,301)

Loss per share (in U.S. dollars):	20
Basic		$(0.02)	$(0.01)	$(0.02)
Diluted		$(0.02)	$(0.01)	$(0.02)

*	See Note 2g regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data was not restated.

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,
	Note	2019	2018*	2017*
		U.S. dollars in thousands
Net loss		$(5,268)	$(1,729)	$(5,301)
Other comprehensive income (loss) items that will not be carried to the statements of operations
Actuarial gains (losses) of defined benefit plan, net of tax	11	(94)	166	(112)
Total other comprehensive income (loss) for the year that will not be carried to the statements of operations, net of tax		(94)	166	(112)
Other comprehensive income (loss) items that after preliminary recognition in comprehensive income (loss), were or will be carried to the statements of operations
Net change in fair value of marketable securities available-for-sale, net of tax		-	-	158
Net change in fair value of marketable securities through other comprehensive income (loss), net of tax that was transferred to the statements of operations		-	(113)	-
Total other comprehensive income (loss) items that after preliminary recognition in comprehensive income, were or will be carried to the statements of operations, net of tax		-	(113)	158
Total other comprehensive income (loss)		(94)	53	46
Total comprehensive loss		$(5,362)	$(1,676)	$(5,255)

*	See Note 2g regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data was not restated.

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary share capital	Additional paid-in capital	Capital reserve from marketable securities available- for-sale	Accumulated deficit	Total
	U.S. dollars in thousands
For the year ended December 31, 2017
Balance as of January 1, 2017	$679	$105,492	$(45)	$(100,885)	$5,241
Total comprehensive loss:
Net loss	-	-	-	(5,301)	(5,301)
Other comprehensive income, net of tax	-	-	158	(112)	46
Total comprehensive loss	-	-	158	(5,413)	(5,255)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	4	93	-	-	97
Share-based payment	-	-	-	1,294	1,294
Balance as of December 31, 2017	$683	$105,585	$113	$(105,004)	$1,377

For the year ended December 31, 2018
Balance as of January 1, 2018	$683	$105,585	$113	$(105,004)	$1,377
Total comprehensive loss:
Net loss	-	-	-	(1,729)	(1,729)
Other comprehensive income, net of tax	-	-	(113)	166	53
Total comprehensive loss	-	-	(113)	(1,563)	(1,676)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	3	77	-	-	80
Issuance of shares, net of issuance costs in the amount of $103 thousand	62	5,739	-	-	5,801
Share-based payment	-	-	-	1,021	1,021
Capital reserve from transactions with shareholders	-	85	-	-	85
Balance as of December 31, 2018	$748	$111,486	$-	$(105,546)	$6,688

For the year ended December 31, 2019
Balance as of January 1, 2019	$748	$111,486	$-	$(105,546)	$6,688
Total comprehensive loss:
Net loss	-	-	-	(5,268)	(5,268)
Other comprehensive loss, net of tax	-	-	-	(94)	(94)
Total comprehensive loss	-	-	-	(5,362)	(5,362)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	4	109	-	-	113
Issuance of shares, net of issuance costs in the amount of $714 thousands	126	13,840	-	-	13,966
Share-based payment	-	-	-	1,259	1,259
Balance as of December 31, 2019	$878	$125,435	$-	$(109,649)	$16,664

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2018*	2017*
	U.S. dollars in thousands
Cash flows from operating activities:
Net loss	$(5,268)	$(1,729)	$(5,301)
Adjustments for:
Depreciation and amortization	1,446	481	509
Share-based payment	1,259	1,021	1,294
Capital gain from sale of property and equipment	-	-	(8)
Change in provision for doubtful and bad debt	349	104	147
Net financial cost	490	914	3,133
Gain from reevaluation of derivatives	(442)	(2,433)	(3,925)
Increase in trade receivables	(2,097)	(1,061)	(833)
Decrease (increase) in other accounts receivable	(410)	(330)	169
Increase in inventories	(1,579)	(340)	(711)
Increase (decrease) in trade payables	537	237	(66)
Increase in other accounts payable and accrued expenses	1,650	61	669
Increase in provisions	58	32	16
Increase in employee benefits	137	14	67
Income tax expenses	37	124	85
Taxes paid during the year	(22)	(176)	(83)
Net interest paid during the year	(377)	(802)	(1,344)
Net cash used in operating activities	(4,232)	(3,883)	(6,182)

Cash flows from investing activities:
Sale of marketable securities	-	3,109	-
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(547)	(310)	(296)
Investment in restricted long-term deposits	(68)	-	(22)
Net cash provided by (used in) investing activities	(615)	2,799	(318)

Cash flows from financing activities:
Proceeds from issuance of shares and warrants, net of issuance costs	13,966	5,209	-
Short-term bank loan	-	5,000	-
Payment of principal of lease liabilities	(787)	-	-
Repayment of convertible notes	-	(9,939)	(10,421)
Repayment of shareholders’ loans	-	(435)	-
Issuance of shares due to the exercise of stock options	113	80	97
Net cash provided by (used in) financing activities	13,292	(85)	(10,324)

Increase (decrease) in cash and cash equivalents	8,445	(1,169)	(16,824)
Cash and cash equivalents at beginning of year	6,471	7,643	23,358
Effect of exchange rate fluctuations on balances of cash and cash equivalents	199	(3)	1,109
Cash and cash equivalents at end of year	$15,115	$6,471	$7,643
Non-cash financing activity – conversion of notes to loans from shareholders and to shares	$-	$1,076	$-

*	See Note 2g regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data was not restated.

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

a.	Reporting Entity

Itamar Medical Ltd. (the “Company”) is a company incorporated in Israel, with registered office at 9 Halamish Street, North Industrial Zone, Caesarea, Israel. The consolidated financial statements of the Company and its subsidiaries as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 comprise the Company and its subsidiaries (together referred to as the “Group”). The Company is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. The Company uses a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer (“DTC”) markets. The Company offers a Total Sleep Solution (“TSS”), to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. In addition, the Company has recently begun offering its WatchPAT™ family of products and certain components of TSS to the DTC market. The ordinary shares of the Company are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”). On February 27, 2019, the Company’s American Depositary Shares (“ADSs”), each of which represents 30 ordinary shares of the Company, represented by American Depositary Receipts (“ADRs”), were registered for trade on the Nasdaq Capital Market.

b.	2020 Public Offering

On February 4, 2020, the Company completed a public offering of 2,927,267 ADSs, which included the full exercise of the underwriters’ option to purchase 381,817 additional ADSs, at a public offering price of $13.75 per ADS, for total gross proceeds of approximately $40.25 million, before deducting underwriting discounts and commissions of 7% and estimated offering expenses of approximately $2.0 million payable by the Company.

 NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been consistently applied for all years presented in these consolidated financial statements, except for the new accounting standards and amendments to accounting standards, that the Group adopted commencing January 1, 2019, as described below:

a.	International financial reporting standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 30, 2020.

b.	Reporting and functional currency

These consolidated financial statements are presented in U.S. dollars (“dollar” or “$”), which is the Company’s functional currency representing the principal economic environment in which the Company operates and have been rounded to the nearest thousand unless otherwise indicated.

c.	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for certain investments and derivatives and other financial instruments measured at fair value through profit or loss, provisions, and assets and liabilities with respect to employee benefits.

d.	Principles of consolidation

Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries, which are wholly owned, are included in the consolidated financial statements of the Company from the date of their incorporation. Intercompany balances and transactions between Group companies are eliminated in consolidation.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

e.	Use of estimates and critical assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements as well as affect the reported amounts of revenues and expenses during the period. These estimates and assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates and assumptions. The items subject to significant estimates and assumptions by management include share-based compensation (see Note 16), the discount rate for lease liabilities (see g. below), the measurement of financial instruments at fair value, the fair value of the embedded warrant component of convertible notes, and the fair value of warrants where there is no active market (see Note 12).

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

g.	Changes in accounting policies - initial application of new standards and interpretations

IFRS 16, Leases (“IFRS 16")

As of January 1, 2019 (the “date of initial application”), the Group applied IFRS 16, which replaced IAS 17, Leases.

The main effect of the application of IFRS 16 is expressed by eliminating the existing requirement for lessees to classify the lease as operating (off-balance sheet) or as finance lease, and to present a uniform model for lessees to account for all leases in a similar manner to the accounting treatment of finance leases in accordance with IAS 17. Through the date of initial application of IFRS 16, the Group has classified most of the leases in which it leases as operating leases, as it has not materially borne all the risks and returns from the assets.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in IFRS 16. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets, and recognizes financial expenses on a lease liability. Therefore, from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented in operating expenses in the statement of operations, are capitalized to assets and the depreciation expenses related to those assets are presented as depreciation and amortization expenses.

The Group elected to apply IFRS 16 using the modified retrospective approach, with an adjustment to the balance of retained earnings as at January 1, 2019 and without restating comparative data. In respect of all the leases, the Group elected to apply the transitional provisions such that on the date of initial application, it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of IFRS 16 had no effect on the Group’s equity at the date of initial application.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Furthermore, as part of the initial application of IFRS 16, the Group elected to adopt the following expedients:

(1)	Applying the practical expedient regarding the recognition and measurement of leases where the underlying asset has a low value on an individual lease basis;

(2)	Applying a single discount rate for lease contracts having similar characteristics in a reasonable manner;

(3)	Applying the practical expedient regarding the recognition and measurement of short-term leases, for both leases that end within 12 months from the date of initial application and leases for a period of up to 12 months from the date of their inception for all groups of underlying assets to which the right-of-use relates; and

(4)	Excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application.

As a result of the application of IFRS 16, in respect of operating leases under IAS 17, the Group recognized the right-of-use assets and lease liabilities for leases as of January 1, 2019 in the amount of approximately $1,149 thousand. The range of nominal discount rates used for measuring lease liabilities ranges from 8.5% - 11.5% in respect of NIS-denominated leases to 5.3% in respect of dollar-denominated leases. This range is affected by differences in the length of the lease period, differences in the various asset groups, and a change between the discount rates of the Group companies.

The impact of IFRS 16 implementation for the reported year:

As a result of the implementation of IFRS 16, in connection with leases classified as operating leases under IAS 17, the Group recognized the right-of-use assets and lease liabilities as of December 31, 2019 in the amount of $2,442 thousand and $2,598 thousand, respectively, see Note 7. In addition, instead of recognition of rental expenses relating to such leases for the year ended December 31, 2019, the Group recognized additional depreciation expenses of $830 thousand and additional financial expenses of $279 thousand.

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

The accounting policy applied as from January 1, 2018

As from January 1, 2018, the Group applies the following accounting policies under IFRS 9 (2014), Financial Instruments (“IFRS 9”).

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

A financial asset (including debt instrument) is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

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

These assets are subsequently measured at fair value. As of December 31, 2019 and 2018, the Group did not have such assets.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Under the new model, the Group assesses the expected credit losses in advance as follows:

-	for debt instruments that have low credit risk or for which no significant deterioration has occurred in their credit quality since initial recognition, the impairment loss will be assessed based on the expected credit loss in the period during the 12 months following the reporting date; and

-	for debt instruments for which a significant deterioration has occurred in their credit quality since initial recognition and their credit risk is not low, the impairment loss will be assessed based on the remaining life of the instrument.

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

Subsequent measurement of financial liabilities

Financial liabilities (other than financial liabilities at fair value through profit or loss) and the liability component of the hybrid instrument above are recognized initially at fair value, less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss, if the Group manages such liabilities and their performance is assessed based on their fair value in accordance with the Group’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In such cases, the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financial income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

Upon the swap of debt instruments with equity instruments, equity instruments issued at the extinguishment and de-recognition of all or part of a liability, are a part of “consideration paid” for purposes of calculating the gain or loss from de-recognition of the financial liability.

The equity instruments are initially recognized at fair value, unless fair value cannot be reliably measured, in which case the issued instruments are measured at the fair value of the derecognized liability. Any difference between the amortized cost of the financial liability and the initial measurement amount of the equity instruments is recognized in profit or loss under financial income or expenses.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

Level 2 —	Inputs, other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded.

Level 3 —	Unobservable inputs for the asset or liability are used when little or no market data is available. The Group used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples, including risk assumptions consistent with what market participants would use to arrive at fair value.

The accounting policy applied in periods prior to January 1, 2018

Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are classified as loans and receivables and are recorded at their amortized cost representing the net present value of the consideration receivable or payable as of the transaction date.

Due to their short-term nature, the Group initially recognizes these receivables at the original invoiced amount. Allowances for doubtful accounts are recognized, based on incurred loss estimates against general and administrative expenses.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Inventories are valued using the lower of cost and net realizable value. The cost of inventories is based on the “moving-average” method, including expenditures incurred in acquiring the inventories and the costs incurred in bringing it to its existing location and condition. The Group analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to complete and sell the inventories.

k.	Property and equipment

Property and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of property and equipment is recognized as part of operating expenses, and is calculated using the straight-line method over the estimated useful lives of the assets. As of December 31, 2019, the average useful lives by category of property and equipment were as follows:

%
Office furniture and equipment	10
Equipment and devices for leasing and for internal use	15
Computers	33

Leasehold improvements are amortized over the shorter of the lease term and their useful lives.

Depreciation methods and useful lives are reviewed at the end of each reporting year and adjusted if appropriate.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

m.	Impairment of property and equipment, intangible assets of definite life, right-of use assets and other investments

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

No impairment loss was recorded during the reported years.

n.	Leases

The accounting policy applied as from January 1, 2019

As from January 1, 2019, the Group applies the following accounting policies under IFRS 16. See also section g. above as to the effect of initial application.

Determining if an arrangement contains a lease

At inception of a lease contract, the Group assesses whether the contract is, or contains, a lease, while examining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment whether a contract conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(1)	the right to substantially obtain all the economic benefits from using the identified asset; and

(2)	the right to direct the use of the identified asset.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as one lease component without separating the components.

Leased assets and lease liabilities

Contracts that convey the Group control over the use of a leased asset for a period of time for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use at the same amount of the lease liability, adjusted for prepaid or accrued lease payments, plus any direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group’s lease cannot be readily determinable, the Group uses the lessee’s incremental borrowing rate.

Subsequent to initial recognition, the right-of use asset is treated as a right-of-use asset is accounted for using the cost model, and is depreciated over the term of the lease, or the useful life of the asset, whichever is shorter.

The Group has elected to adopt the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in the statement of operations on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

The lease term

The lease term is the non-cancellable period of the lease together with periods covered by an option to extend or cancel the lease if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments

Variable lease payments that depend on an index or rate, are initially measured using the existing index or rate as of the commencement date of the lease and are included in the measurement of the lease liability. When there is a change in the cash flow of future lease payments resulting from the change in the index or rate, the balance of the liability is updated against the right-of-use asset.

Other variable lease payments not included in the measurement of the lease liability are recognized in the statement of operations at the date the terms for such payments are met.

Depreciation of right-of-use asset

Subsequent to the date of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and less accumulated impairment losses and adjusted for remeasurement of the lease liability.

Depreciation is calculated on a straight-line basis over the useful life or contractual lease term, whichever is shorter, as follows.

Years
Buildings	2.50-10.67
Motor vehicles	3-4

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Reassessment of lease liability

Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Group and had an effect on the decision whether it is reasonably certain that the Group will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Group remeasures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset, or recognized in the statement of operations, if the carrying amount of the right-of-use asset was reduced to zero.

Lease modifications

When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the contract’s circumstances, the Group accounts for the modification as a separate lease.

In all other cases, on the initial date of the lease modification, the Group allocates the consideration in the modified contract to the contract components, determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate.

For lease modifications that decrease the scope of the lease, the Group recognizes a decrease in the carrying amount of the right-of-use asset in order to reflect the partial or full cancellation of the lease, and recognizes in the statement of operations a profit (or loss) that equals the difference between the decrease in the right-of-use asset and remeasurement of the lease liability.

For other lease modifications, the Group remeasures the lease liability against the right-of-use asset.

The accounting policy applied in periods prior to January 1, 2019

Determining whether an arrangement contains a lease

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

(1)	the fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

(2)	the arrangement contains rights to use the asset.

At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

All the Group’s leases are classified as operating leases, and the leased assets are not recognized in the Group’s statement of financial position.

Lease payments

Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease. Minimum lease payments made under operating leases are recognized in the statement of operations as incurred.

Minimum lease payments made under finance leases are apportioned between the financing expense and the reduction of the outstanding liability. The financing expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

o.	Provisions

The Group recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows, or the delivery of other resources owned by the Group.

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

p.	Post-employment benefits

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

q.	Share-based payment transactions

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

The Group elected to record the increase in equity against salary expense directly to accumulated deficit.

r.	Revenue recognition

The accounting policy applied as from January 1, 2018

As from January 1, 2018, the Group applies the following accounting policies under IFRS 15, Revenues from Contracts with Customers.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Identifying the contract

The Group accounts for a contract with a customer only when the following conditions are met:

(1)	the parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them;

(2)	the Group can identify the rights of each party in relation to the products or services that will be transferred;

(3)	the Group can identify the payment terms for the products or services that will be transferred;

(4)	the contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

(5)	it is probable that the consideration, to which the Group is entitled to in exchange for the products or services transferred to the customer, will be collected.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Since 2015, the Group has focused on offering Total Sleep Solution (“TSS”) to the cardiology market through various business models; however, the Test as a Service (“TaaS”) model, is the primary model the Group utilized to date. In the TaaS model, the medical practice or physician ordering the TaaS pays a fixed fee per home sleep apnea test (“HSAT”) that includes all the components associated with the test, including the disposable biosensor, hardware rental fees and access to the Group’s CloudPAT platform. Under the TaaS model, some rent agreements of the WatchPAT devices are made for a period of one to two years. The rental fees are separated under the relative fair value approach.

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

Satisfaction of performance obligations

Revenue is recognized when the Group satisfies a performance obligation by transferring control over the promised products or services to the customer. Sale of devices and disposables are generally recognized upon shipment. Services (including extended warranty) are recognized ratably over the service period.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues from sales agreements consisting of multiple elements, such as devices, consumables, access to the CloudPAT application, WatchPAT Direct logistic services and support and other service agreements, are separated into different components and are separately recognized for each component. A component constitutes a separate accounting unit if, and only if, it has value, separately, for the customer. Components not separated, are grouped together. The revenue from each such component is recognized upon fulfillment of the conditions for recognition of revenue, based on the nature of the component, i.e., as products or as services. In general, the Group determines the fair value for each element, based on selling prices when the product or service is sold separately. In cases where the components are not sold separately, for example, in the case of installations or training, the Group establishes the value assigned to this element, based on estimated costs plus a reasonable margin.

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

s.	Income taxes

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

t.	Loss per share

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

u.	Transactions with controlling shareholders

Assets and liabilities, which are subject to a transaction with a controlling shareholder, are measured at fair value upon the transaction date.

As the transaction is on the equity level, the Company recognized the difference between fair value and the consideration from the transaction in its equity.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - TRADE AND OTHER RECEIVABLES

	December 31,
	2019	2018
	U.S. dollars in thousands
Trade receivables:
Open accounts	$8,996	$7,040
Checks receivable	37	22
	9,033	7,062
Less - allowance for doubtful accounts	493	270
	$8,540	$6,792
Presented in the statements of financial position as follows:
Under current assets	$8,384	$6,549
Under non-current assets	156	243
	$8,540	$6,792

	December 31,
	2019	2018
	U.S. dollars in thousands
Other receivables:
Institutions	$591	$181
Advances to suppliers	236	187
Employees	114	91
Prepaid expenses	411	556
Miscellaneous	52	3
	$1,404	$1,018

The Group’s exposure to credit risk, currency risk and impairment loss in respect of trade and other receivables is described in Note 21.

NOTE 4 – INVENTORIES

	December 31,
	2019	2018
	U.S. dollars in thousands

Raw materials and auxiliary materials	$1,651	$1,158
Work in process	531	277
Finished products	1,181	800
	$3,363	$2,235

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – PROPERTY AND EQUIPMENT

	Computers and equipment	Equipment and devices for leasing and for internal use	Office furniture and equipment	Leasehold improvements	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2019	$2,009	$1,527	$476	$326	$4,338
Additions	137	574	5	-	716
Balance as of December 31, 2019	2,146	2,101	481	326	5,054

Accumulated depreciation:
Balance as of January 1, 2019	1,695	854	345	231	3,125
Depreciation	58	381	15	3	457
Balance as of December 31, 2019	1,753	1,235	360	234	3,582

Depreciated balance as of December 31, 2019	$393	$866	$121	$92	$1,472

Cost:
Balance as of January 1, 2018	$1,947	$1,093	$467	$317	$3,824
Additions	62	434	9	9	514
Balance as of December 31, 2018	2,009	1,527	476	326	4,338

Accumulated depreciation:
Balance as of January 1, 2018	1,632	649	319	202	2,802
Depreciation	63	205	26	29	323
Balance as of December 31, 2018	1,695	854	345	231	3,125

Depreciated balance as of December 31, 2018	$314	$673	$131	$95	$1,213

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2019 and 2018, the original cost of such assets is $3,379 thousand and $2,928 thousand, respectively.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INTANGIBLE ASSETS

	Computer software	Capitalized development cost	Marketing rights for a medical product	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2019	$769	$806	$375	$1,950
Additions	106	150	-	256
Balance as of December 31, 2019	875	956	375	2,206

Accumulated amortization:
Balance as of January 1, 2019	716	561	375	1,652
Amortization for the year	41	118	-	159
Balance as of December 31, 2019	757	679	375	1,811

Amortized balance as of December 31, 2019	$118	$277	$-	$395

Cost:
Balance as of January 1, 2018	$746	$716	$375	$1,837
Additions	23	90	-	113
Balance as of December 31, 2018	769	806	375	1,950

Accumulated amortization:
Balance as of January 1, 2018	678	507	375	1,560
Amortization for the year	38	54	-	92
Balance as of December 31, 2018	716	561	375	1,652

Amortized balance as of December 31, 2018	$53	$245	$-	$298

The capitalized development costs are in respect of the Group’s CloudPAT, a cloud-based information technology platform designed to allow customers to transfer the data of the sleep apnea test results of the Group’s products. The amortization expenses are included in cost of revenues.

NOTE 7 – LEASES

Leases in which the Group is the lessee

The Group applies IFRS 16, Leases, as from January 1, 2019. The Group has lease agreements with respect to buildings of offices, manufacturing facilities and warehouses and motor vehicles.

a.	Information regarding material lease agreements:

Buildings

The Group’s leases approximately 14,000 square feet of office and manufacturing space in Caesarea, Israel pursuant to a lease that is currently scheduled to expire in July 2021. In addition, the Group leases approximately 1,900 square feet of storage space in Caesarea, Israel pursuant to a lease that is scheduled to expire in June 2021.

During the year ended December 31, 2019, the Group entered into a lease agreement for new manufacturing facilities located in Caesarea, Israel, where it leases approximately 14,000 square feet. This lease is currently scheduled to expire in February 2023 but provides for two optional extensions until February 2030.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Group leases approximately 10,900 square feet of office space in Atlanta, Georgia, U.S. pursuant to a lease that expires in March 2022, with an optional extension until March 2025.

Motor vehicles

The Group leases vehicles for three-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle's registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Group’s headquarter staff, marketing and salespersons and other employees whose employment agreements include an obligation of the Group to put a vehicle at their disposal. The Group accounted for the arrangement between it and the leasing companies as a lease arrangement in the scope of IFRS 16 and for the arrangement between it and its employees as an arrangement in the scope of IAS 19. The agreements with the leasing companies do not contain extension and/or termination options that the Group is reasonably certain to exercise.

b.	Right-of-use assets

	Buildings	Motor Vehicles	Total
	U.S. dollars in thousands
Cost:
Balance as of January 1, 2019, date of initial application	$681	$468	$1,149
Additions in respect of new leases	1,788	335	2,123
Balance as of December 31, 2019	2,469	803	3,272

Accumulated depreciation:
Depreciation for the year	567	263	830
Balance as of December 31, 2019	567	263	830

Depreciated balance as of December 31, 2019	$1,902	$540	$2,442

c.	Lease liabilities

Maturity analysis of the Group's lease liabilities

December 31, 2019
U.S. dollars in thousands

Less than one year	$890
One to five years	1,011
More than five years	697
Total lease liabilities	2,598
Less - current maturities	890
Long-term lease liability	$1,708

The cash outflow in the year ended December 31, 2019 amounted to $937 thousand.

d.	Lease payments prior to the application of IFRS 16

The lease payments prior to the application of IFRS 16, which were included in the statement of operations among operating expenses amounted to $1,009 and $999 thousand in the years ended December 31, 2018 and 2017, respectively.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – CREDIT FACILITY WITH A BANK AND CONVERTIBLE NOTES

a.	Credit facility with a bank

In March 2017, the Company received a bank credit line in a total amount of up to $10 million. The credit line is comprised of up to $6 million long-term loan and up to $4 million credit facility against trade accounts receivable, based on specific customer invoices.

The long-term loan is repayable in equal quarterly installments over three years from the date of the draw and bears annual interest of the quarterly dollar LIBOR rate plus 5.5%. The credit facility against trade accounts receivable bears annual interest of the monthly dollar LIBOR rate plus 4.25%.

On January 30, 2018, the terms of the bank credit line were amended such that the exercise period of the loan and the credit facility against trade accounts receivable were extended until February 28, 2019 and January 12, 2019, respectively. The framework of the long-term loan component was changes so that it can be utilized as a long-term loan or as a short-term loan.

In addition, the Company undertook that upon the withdrawal of credit, the balance of the cash in the Company’s account with the bank will not be less than 40% of the total amount drawn.

As part of the bank credit, the Company issued to the bank warrants exercisable into 798,088 of the Company’s ordinary shares at an exercise price of NIS 1.36 per share (equivalent to $0.39 per share as of December 31, 2019), which were initially exercisable until March 28, 2022 (see extensions below). The fair value of the warrants was measured using a Black-Scholes valuation model and the cost of $137 thousand was accounted for as an integral part of the effective interest rate of the bank credit.

On March 12, 2019, the Company and the bank entered into a new agreement (the” 2019 Agreement”) under which the total credit line to be available under the credit facility increased from up to $10 million to up to $11 million, comprised of: (i) up to $6 million in long-term or short-term loan; and (ii) up to $5 million of credit facility against trade accounts receivable. In July 2019, as a result of achievement of certain revenue targets, the total credit line to be available under the credit facility increased from up to $11 million to up to $15 million, comprised of: (i) up to $10 million in long-term or short-term loan; and (ii) up to $5 million of credit facility against trade accounts receivable.

As part of the 2019 Agreement, the Company issued to the bank additional warrants exercisable into 399,044 ordinary shares at an exercise price of NIS 1.30 per share (equivalent to $0.38 per share as of December 31, 2019), which will be exercisable until March 28, 2023 (see extension below). In addition, the Company extended the exercise period of the original warrants from March 28, 2022 to March 28, 2023. The fair value of the additional warrants was measured using a Black-Scholes valuation model and the cost of $62 thousand will be accounted for as an integral part of the effective interest rate of the bank credit.

On February 9, 2020, the Company and the bank entered into a new agreement (the “2020 Agreement”) under which the total credit line to be available under the credit facility increased from up to $15 million to up to $17 million, comprised of: (i) up to $10 million in long-term or short-term loan; and (ii) up to $7 million of credit facility against trade accounts receivable. The amount of $10 million may increase in July 2020 to $13 million (and the total amount of the credit line may increase from up to $17 million to up to $20 million), if the Company will achieve certain revenue targets. The additional $3 million of long-term or short-term loan will bear annual interest of the quarterly dollar LIBOR rate plus 7.0%. The loans under the credit line may be drawn until October 25, 2020. In addition, the Company undertook that upon the withdrawal of credit, the balance of the cash in the Company’s account with the lending bank will not be less than 30% of the total amount drawn for draws of up to $10 million in the aggregate and 40% of the aggregate amount exceeding $10 million.

As part of the 2020 Agreement, the Company issued to the bank additional warrants exercisable into 359,140 ordinary shares at an exercise price of NIS 1.044 per share (equivalent to $0.30 per share as of the date of grant), which will be exercisable until November 30, 2023. In addition, the Company extended the exercise period of the previously issued warrants from March 28, 2023 to November 30, 2023.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019, the Company withdrew $5.0 million out of the bank credit as follows: $1.6 million as a short-term loan and $3.4 million as a short-term loan against trade accounts receivable. On February 20, 2020, the Company repaid the above $5.0 million and withdrew again $5.0 million from the bank credit, as follows: $1.2 million as a short-term loan and $3.8 million as a short-term loan against trade accounts receivable. The loans are for a period of three months until May 20, 2019. As mentioned above, the Company undertook that upon the withdrawal of credit, the balance of the cash in the Company’s account with the bank will not be less than 30% of the amount of the outstanding credit actually provided to the Company, such that an amount of $1.5 million is not currently available for the Company’s current use.

In order to secure its obligations to the bank, the Company pledged and granted to the bank a first priority floating charge on all of its assets and a first priority fixed charge on (i) its intellectual property, goodwill, holdings in its subsidiaries and certain other, immaterial, assets; and (ii) all of the assets of the  Company’s U.S. Subsidiary.

b.	Convertible notes

In March 2013, the Company issued, NIS 72,256 thousand par value convertible notes listed for trading on the TASE for total net proceeds of $19.5 million. The notes matured in two principal repayments on February 28, 2017 and on February 28, 2018, and bore fixed interest at 8.65% per annum, payable semi-annually: on August 28 and on February 28, through February 28, 2018.

The net proceeds from the issuance of the convertible notes were split into two components for measurement purposes: (i) a liability component without a conversion feature that was measured at amortized cost according to the effective interest method; and (ii) a conversion option that was an embedded derivative and is measured at fair value at each reporting date.

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

On February 28, 2017, the first installment of the notes in a total amount of NIS 38,128 thousand par value (approximately $10,421 thousand) was repaid and on February 28, 2018, the second and last installment of the notes in a total amount of NIS 38,128 thousand par value (approximately $10,940 thousand) was repaid, other than NIS 6.0 million (approximately $1.700 thousand) owed to three shareholders who held notes, of which $500 thousand was repaid to one shareholder in June 2018 and the balance owed to the other two shareholders was invested by them in the 2018 Private Placement described in Note 15c. None of the notes were converted.

NOTE 9 – OTHER ACCOUNTS PAYABLE

	December 31,
	2019	2018
	U.S. dollars in thousands

Employees	$2,685	$1,403
Institutions	412	319
Interest payable	10	11
Deferred revenues and advances from customers	308	255
Miscellaneous	40	75
	$3,455	$2,063

For information about the Group’s exposure to currency and liquidity risks in respect of the payables’ balances, see Note 21.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10– PROVISIONS

	Warranties	Returns	Total
	U.S. dollars in thousands
Balance as of January 1, 2018	$100	$83	$183
Provisions made during the year	86	81	167
Provisions reversed during the year	(5)	-	(5)
Provisions realized during the year	(62)	(68)	(130)
Balance as of December 31, 2018	119	96	215
Provisions made during the year	154	91	245
Provisions reversed during the year	(4)	-	(4)
Provisions realized during the year	(121)	(62)	(183)
Balance as of December 31, 2019	$148	$125	$273

NOTE 11 – EMPLOYEE BENEFITS

Employee benefits include retirement benefit obligations, short-term benefits and share-based payments. As for retirement benefit obligations, the Group has defined benefit plans for which it contributes to insurance policies and pension funds.

As for share-based payments, see Note 16 and as for benefits to key executives, see Note 22.

	December 31,
	2019	2018
	U.S. dollars in thousands
Presented as part of current liabilities:
Short-term employee benefits	$352	$222

Presented as part of non-current liabilities:
Recognized liability for defined benefit plan, net	$260	$159

Retirement benefit plans - defined benefit plan

1)	Movement in net liabilities for defined benefit plans:

	Year Ended December 31,
	2019	2018
	U.S. dollars in thousands

Balance at beginning of year	$159	$310
Expense recognized in the statements of operations:
Current service costs and interest costs	22	29
Recognized gains (losses) including other:
Actuarial gains (losses) carried to other comprehensive income	94	(166)
Other movements:
Benefits paid	(11)	(5)
Deposits made by the Group	(4)	(9)
Balance at end of year	$260	$159

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)	Expenses recognized in the statements of operations:

	Year Ended December 31,
	2019	2018
	U.S. dollars in thousands

Current service costs	$4	$16
Interest costs	5	7
Transfer of profits to benefits	43	28
Total	$52	$51

3)	The principal actuarial assumptions as of the report date (based on weighted average):

	December 31,
	2019	2018	2017
	%	%	%
Discount rate at the end of the year	2.62	3.82	2.74
Future salary growth	3.00	3.00	3.27

NOTE 12 – DERIVATIVE INSTRUMENTS

Composition

December 31, 2018
U.S. dollars in thousands

Liabilities
Viola Warrants (non-traded)	$371
Warrants (Series 4) (traded) issued in the 2015 rights offering, see below	71
$442

The Viola Warrants were issued to the Viola Growth II A.V. LP, Viola Growth II (A) LP and Viola Growth II (B) LP (collectively, “Viola”) as part of a private placement in August 2015 and January 2016. The Warrants (Series 4) were issued to the public as part of a rights offering in December 31, 2015. Both warrants expired on May 4, 2019.

The above derivatives had an exercise price that was denominated in NIS, a currency different than the functional currency of the Company and as a result were accounted for as a derivative financial instrument measured at fair value through profit or loss on each reporting date and constitute a liability.

The following parameters were used in the calculation of the fair value of the above derivatives, using the binomial model:

December 31, 2018

The discount rate of the Viola Warrants and Warrants (Series 4) (risk free interest)	0.30%
Share price (in NIS)	1.280
Standard deviation of the share price	54.59%

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the Viola Warrants and the Warrants (Series 4) as of December 31, 2015 and during the nine month period ended September 30, 2016 was measured at quoted market value of the Warrants (Series 4), due to the fact that the Viola Warrants and the Warrants (Series 4) are essentially identical in their conditions. Starting with the fourth quarter of 2016 and until the first quarter of 2019, the Company believed that there was no active market for the traded Warrants (Series 4) primarily due to an ongoing gradual decline in the frequency and volume of trading in such warrants with significant variance in the transactions prices of the warrants without a corresponding material change in the share price, and often with a negative correlation between the change in the share price and the change in the warrants price. Consequently, the Company estimated the fair value of the Viola Warrants and the Warrants (Series 4) as of December 31, 2016 and for periods thereafter, based on observable market data, directly or indirectly, based on the binomial model and based on relevant parameters of the terms of the Viola Warrants and the Warrants (Series 4).

NOTE 13 – OTHER LONG-TERM LIABILITIES

Obligation to pay royalties to the Israeli Government’s Innovation Authority (“IIA”)

The Company has received royalty-bearing grants from the IIA in a total amount of $1.06 million (including interest accrued through December 31, 2019) for the development of EndoPAT 3000 (the development of which was discontinued before its completion with no sales to date). In 2009, the IIA notified the Company that under the terms of such grant, it must pay royalties on the sale of all of its products commencing as of 2012. The Company believes that under the terms of the said grant it is not required to repay these grants to the IIA from the sale of its past and currently marketed products. There is no assurance that the Company will prevail in its efforts opposing the IIA’s position. The Company anticipates that, in 2021, it will begin selling its newly developed EndoPATX, for which it recently received authorization to affix a CE mark. The Company developed EndoPATX using some of the know-how developed under the EndoPAT 3000 grant program, and therefore anticipates paying royalties on sales of EndoPATX against the grants received for the development of EndoPAT 3000. The Company accrued for the royalties’ obligation once the grants became repayable.

NOTE 14 – INCOME TAXES

a.	Israeli taxation:

1)	Corporate tax rates in Israel

The tax rates relevant to corporates in Israel in the years 2017 – 2019 were as follows: 2017 – 24%; 2018 and 2019 – 23%.

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

2)	Measurement of taxable income in U.S. dollars

The Company has elected, starting in the 2016 tax year, to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Accordingly, results for tax purposes are measured in terms of earnings in dollars.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3)	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

Approved enterprise, benefited enterprise and preferred enterprise

Most of the production facilities of the Company have been granted “Approved Enterprise”, “Benefited Enterprise” and “Preferred Enterprise” status under Investment Law. The Company is a “Foreign Investors’ Company” as defined by the Investment Law, which means it is entitled to tax benefits for taxable income arising from its Approved, Benefited or Preferred Enterprise status.

Since its incorporation, the Company incurred significant losses and therefore it did not start benefiting from such status. To be eligible for these tax benefits, one must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set out in the specific certificate of approval. The only material condition applicable to the Company is to meet a minimum threshold (25%) of export sales (i.e., sales outside of Israel). In the event the Company is considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and the Company may be required to refund the relevant amount, including inflation adjustments and interest. However, since the Company had accumulated carryforward tax losses of approximately $115 million as of December 31, 2019 (see section d. below), it did not benefit from such tax benefits and does not expect to benefit from such tax benefits in the foreseeable future. Once the Company utilizes all of its accumulated tax losses, it expects to derive tax benefits in Israel relating to its Benefited Enterprise and Preferred Enterprise programs for which it is eligible.

A company having an Approved or Benefited Enterprise, like the Company, that distributes a dividend from income that was tax exempt, will be required in the tax year of the dividend distribution to pay corporate tax on the amount of the dividend distributed (including the corporate tax required as a result of the distribution) at the corporate tax rate that would have been applicable to it in the year the income was generated if it had not been exempt from tax.

4)	Tax benefits under the law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement Law”):

The Encouragement Law provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, that at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Management believes that the Company is currently qualified as an “industrial company" under the Encouragement Law and, as such, is entitled to tax benefits, including: (i) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (ii) accelerated depreciation rates on equipment and buildings; and (iii) expenses related to a public offering on the TASE and on recognized stock markets outside of Israel, such as Nasdaq, are deductible in equal amounts over three years.

Eligibility for benefits under the Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Israel Tax Authority will agree that the Company qualifies and will continue to qualify as an industrial company, or that the benefits described above will be available to the Company in the future.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	Taxation of Non-Israeli subsidiaries

Subsidiaries incorporated outside of Israel are assessed for tax under the tax in their countries of residence. The primary tax rates applicable to the non-Israeli subsidiaries in the Group are:

(1)	U.S. – federal corporate tax rate of 35% during 2017 and 21% during 2018 and thereafter. The reduction did not have a material impact on the tax expenses of the U.S. subsidiary in the years ended December 31, 2018 and 2017.

(2)	The Netherlands – corporate tax rate of 20% during 2017 (the year in which the Netherlands subsidiary was formed) and 2018 on the first Euro 200,000 of taxable income and 25% for taxable income exceeding Euro 200,000; corporate tax rate of 19% during 2019 on the first Euro 200,000 of taxable income and 25% for taxable income exceeding Euro 200,000; corporate tax rate of 16.5% during 2020 on the first Euro 200,000 of taxable income and 25% for taxable income exceeding Euro 200,000; and corporate tax rate of 15% during 2021 on the first Euro 200,000 of taxable income and 25% for taxable income exceeding Euro 200,000.

(3)	Japan – tax rate of 23.4% during 2017, and 23.2% during 2018 and 2019.

c.	Tax expenses in the statements of operations mainly refer to operations of the subsidiaries in the U.S., the Netherlands and Japan. The Company does not pay taxes in Israel, as it has tax losses carryforward to future years. No deferred tax asset was recognized in respect of those carryforward tax losses, in the absence of expected utilization thereof in the foreseeable future.

The Company did not include a calculation of the theoretical tax due to the fact that the total tax expenses in the statements of operations are not material.

d.	Carryforward tax losses

The Company has carryforward tax losses (including carryforward research and development expenses) as of December 31, 2019, amounting to $115 million.

e.	Tax assessment

The Company has not received final tax assessments since its incorporation. The Company has self-assessments deemed to be final through the 2013 tax year.

NOTE 15 – EQUITY

a.	Ordinary shares of NIS 0.01 par value

	Year Ended December 31,
	2019	2018	2017
	Number of shares in thousands
Issued and outstanding share capital (ordinary shares):
Outstanding shares at the beginning of the year	287,616	264,495	262,917
Shares issued in private placements during the year	46,115	22,014	-
Shares issued in exercise of stock options during the year	1,554	1,107	1,578

Outstanding at the end of the year	335,285	287,616	264,495

Authorized share capital at the end of the year	750,000	750,000	750,000

The rights of the ordinary shares include voting rights at the general meeting of shareholders, the rights to receive dividends and rights to participate in the distribution of the surplus assets of the Company in the event of liquidation.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	2019 Private Placement

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

c.	2018 Private Placement

On March 22, 2018, the Company entered into separate securities purchase agreements with Viola, the Company’s largest shareholder; Medtronic International Technology, Inc. (“Medtronic”), a then major shareholder of the Company; Dr. Giora Yaron (through a company wholly owned by him), the Company’s Chairman of the Board of Directors and a major shareholder, and various funds affiliated with three Israeli institutional investors, Yelin Lapidot Mutual Funds Management Ltd., a major shareholder; Meitav Dash Investments Ltd., and The Phoenix Holdings Ltd. On May 27, 2018, following approval by the Company’s shareholders of the private placement contemplated by these securities purchase agreements, the Company completed the transaction and issued to the investors a total of 22,013,893 ordinary shares (representing as of such date approximately 7.7% of the Company’s issued and outstanding shares on a post-issuance basis) at a purchase price of NIS 0.947 per share (equivalent to $0.27 as of May 7, 2018 ) (reflecting a 7% discount on the average share price during the 15 consecutive trading days preceding March 15, 2018 (inclusive), the date of publication of the Company’s 2017 financial statements), resulting in aggregate proceeds (before expenses) of NIS 20.8 million (equivalent to approximately $6.0 million). Out of the total NIS 20.8 million investment, Viola, Medtronic and Dr. Giora Yaron, invested NIS 5.2 million, NIS 2.4 million and NIS 2.1 million, respectively. Since then Medtronic transferred the shares issued to it to MS Pace LP, a limited partnership.

NOTE 16 – SHARE-BASED PAYMENTS

a.	Description of share-based payment arrangements and grants:

1)	Performance-based options

Unvested performance-based options as of December 31, 2015 were cancelled and replaced on January 21, 2016, with new grants of options and restricted share units (“RSUs”) that are either contingent upon the continued employment only or are also contingent on meeting performance criteria, as detailed in (2) below.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)	Options and RSUs with service conditions and market conditions

On January 21, 2016, the Company’s Board of Directors approved a new share-based plan for options and RSUs for key employees that will vest on January 21, 2020 (or earlier in case of an acceleration event), if the share price is at least NIS 2.13 (equivalent to $0.61 as of December 31, 2019) (the “First Trigger Price”), at which time 50% of the RSUs will vest and if the share price is NIS 4.24 (equivalent to $1.23 as of December 31, 2019), 100% will vest. In the range between these two share prices, a relative quantity will vest. An acceleration event is defined as an event in which all the issued and outstanding share capital of the Company (including by way of a merger in which the Company’s shareholders prior to the merger will hold less than 10% of the issued and outstanding share capital and voting rights in the company surviving the merger) is sold for consideration reflecting a price per share that is not lower than NIS 2.13 (equivalent to $061 as of December 31, 2019). The above vesting is also contingent upon continued employment.

On March 21, 2017, the Company’s Board of Directors resolved to extend by five years, till January 20, 2026, the exercise period of a total of 18,890,695 options, consisting of 3,699,208 options with service conditions and 15,191,487 options with service conditions and market conditions, granted to officers and key employees of the Company and its subsidiaries. There was no change in the other terms of the options, including the exercise price and the vesting terms. The new exercise period is in line with the Company’s compensation policy which allows an exercise period of up to ten years. On May 14, 2017 the Company’s shareholders approved such extension with respect to the portion of such options granted to the Company’s President and Chief Executive Officer (the “CEO”).

The fair value of the extension of the exercise period of the options was $475 thousand. The assessment of the fair value of change on the service-based options has been executed using Black-Scholes valuation model. The assessment of the fair value of change on the options with service conditions and market conditions has been executed using a Monte-Carlo Simulation.

On March 14, 2018, the Company’s Board of Directors approved a change of the First Trigger Price from NIS 2.13 (equivalent to $0.61 as of December 31, 2016) to NIS 1.70 (equivalent to $0.49 as of December 31, 2019) and a change of the January 21, 2020 vesting date to December 20, 2020. On May 23, 2018 the Company’s shareholders approved such changes with respect to the portion of such options and RSUs granted to the CEO.

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

Grants to other employees not participating in the key employees share-based plan, usually vest over three years, as follows: 2/3 will vest and be exercisable two years following the date of grant, and the remaining 1/3 will vest and become exercisable in four equal quarterly portions, at the end of each calendar quarter commencing on the second anniversary of the date of grant.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Options granted to directors during the years ended December 31, 2016, 2017 and 2019, were usually divided into three tranches, each equal to 33% of the amount of options granted. The allotment and the vesting period for the first tranche began on the date of grant; the allotment and the vesting period for the second tranche will begin on first anniversary of the date of grant; and the allotment and the vesting period for the third tranche will begin on the third anniversary of the date grant. Each tranche vests in four equal portions annually over four years. Upon the completion of a full term of service of a director (three years for external directors and one year for other directors) without being reelected; or (ii) upon termination of the service of a director in the middle of the term due to the consummation of an exit event, all outstanding stock options vested on the date of completion of the term or termination upon consummation of an exit event shall expire within 180 days thereafter and all outstanding unvested stock options shall accelerate and be fully vested on such date and shall expire within 180 days thereafter. The exercise price for each tranche is set on the date of allotment and is based on the average market price of the ordinary share prior to such allotment date plus 10%. The grants to directors were measured on the grant date for all three tranches using the binomial model. The option data in d. below include only options already allotted.

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

In August 2018, the Company granted 530,137 options and 17,160 RSUs to12 employees.

In January 2019, the Company granted 1,968,954 options and 339,495 RSUs to four grantees.

In May 2019, the Company granted 4,712,779 options and 610,829 RSUs to 41 grantees.

On May 20, 2019, the Company’s Board of Directors resolved to allow nine grantees to be granted new 5,076,583 performance options and 1,039,314 performance RSUs in lieu of 5,076,583 performance options and 1,039,314 performance RSUs granted in the past that have not yet vested. The new performance options and RSUs will vest in December 2022 if the price of the Company’s ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to $1.54 as of December 31, 2019), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to $0.77 as of December 31, 2019), or if, on the applicable measurement date, the price of the Company’s ordinary shares is between these two vesting-trigger share prices, the percentage of options that will vest will be determined based on linear interpolation. Out of the new options and RSUs a grant of 3,019,864 performance shares and 609,232 performance RSUs to the CEO were approved by the Company’s shareholders on March 18, 2020. All such employee accepted the Company’s proposal and the new options and RSU were granted to all such employees.

In May 2019, the Company granted 1,210,000 options to seven directors.

In August 2019, the Company granted 4,884,966 options and 31,148 RSUs to 19 grantees.

In November 2019, the Company’s Board of Directors approved a grant of a total of 825,000 options to 13 grantees.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Grants subsequent to December 31, 2019

In January 2020, the Company’s Board of Directors approved a grant of a total of 3,942,284 options and 194,887 RSUs to 12 employees. The grant of 1,332,195 options and 194,887 RSUS was subject to the effectiveness of a Registration Statement on Form S-8, which became effective on March 4, 2020 and the grant of 1,676,425 options to the CEO was approved by the Company’s shareholders on March 18, 2020.

b.	Measurement of fair value of share-based payments

The fair value of the options with service conditions granted to employees, directors and consultants is measured according to the Black-Scholes valuation model. The fair value of performance options and performance RSUs granted to officers and key employees where vesting is made on the basis of the increase in the Company’s share price and is measured by implementing the Monte Carlo Simulation. The options granted to directors, but which have not yet been allocated, nor set an exercise price, were priced using the binomial model.

Following are the parameters used to measure the fair value on the date of grant of share-based awards during the year ended December 31, 2019:

	Options with service conditions only	Options with service conditions and market conditions	RSUs
The number of shares arising from the exercise of the options and from the vesting of the RSUs (in thousands)	9,509	4,093	981
The parameters included when calculating fair value:
The share price (at the grant date) (in NIS)	1.08 – 1.23	1.08 – 1.23	1.08 – 1.23
The exercise price (in NIS)	1.04 – 1.47	1.15 – 1.34	0.00 – 0.30
Expected volatility	51% – 54%	54%	54%
Expected lifetime	3.5– 7.5 years	6.98 years	N/A
Risk-free interest rate	0.34% – 1.50%	1.74%	N/A
Expected dividend rate	0%	0%	0%

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.	Reconciliation of outstanding options and RSU’s

The number of options and RSUs and the range of exercise price for every option:

	Year Ended December 31,
	2019		2018		2017
	Number of awards	Range of exercise price (NIS)	Number of awards	Range of exercise price (NIS)	Number of awards	Range of exercise price (NIS)

Outstanding at beginning of year	32,360,793	0.23 – 2.50	32,649,852	0.23 – 2.50	36,779,259	0.23 – 2.50
Granted during the year	13,601,699	1.04 – 1.47	3,016,330	1.02 – 1.29	3,742,218	1.17 – 1.68
Forfeited and expired during the year	(2,091,128)	-	(2,208,589)	-	(6,306,575)	-
Exercised during the year (2) (3)	(1,540,400)	0.23 – 0.48	(1,096,800)	0.23 – 0.51	(1,565,050)	0.23

Outstanding at end of year (1)	42,330,964	1.02 - 2.50	32,360,793	0.23 - 2.50	32,649,852	0.23 - 2.50

Exercisable at end of year	10,127,684	1.12 - 2.50	10,114,392	0.23 - 2.50	9,716,559	0.23 - 2.50

(1) Including:
Options with service conditions only	21,954,791		15,661,344		16,753,449
Options with service conditions and market conditions	20,376,173		16,699,449		15,896,403
Total	42,330,964		32,360,793		32,649,852

(2)	The weighted average share price upon exercise of the options, for options exercised in the year ended December 31, 2019 and 2018 and 2017 was $0.36, $0.35 and $0.35, respectively.

(3)	The weighted average remaining contractual life of the options and RSUs outstanding as of December 31, 2019, 2018 and 2017 was 5.59 years, 5.74 years and 6.23 years, respectively.

The number of RSUs with service conditions and market conditions and the range of exercise price for every RSU:

	Year Ended December 31,
	2019		2018		2017
	Number of awards	Range of exercise price (NIS)	Number of awards	Range of exercise price (NIS)	Number of awards	Range of exercise price (NIS)

Outstanding at beginning of year	3,441,420	0.00 – 0.30	3,242,632	0.00 – 0.30	3,398,889	0.00 – 0.30
Granted during the year	981,472	0.00	295,726	0.00 – 0.30	362,858	0.00
Forfeited and expired during the year	(94,497)	-	(96,938)	-	(519,115)	-

Outstanding at end of year	4,328,395	0.00 – 0.30	3,441,420	0.00 – 0.30	3,242,632	0.00 – 0.30

As a result of the grant of options and RSUs, the Company recorded for the years ended December 31, 2019, 2018 and 2017, a non-cash expense of $1,259 thousand, $1,021 thousand and $1,294 thousand, respectively. The balance of expenditure amounting to $1,868 thousand will be recorded by the Company over the remaining vesting period of the options and RSUs.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2019, 2018 and 2017 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

Cost of revenues	$10	$10	$9
Selling and marketing expenses	382	295	336
Research and development expenses	171	104	87
General and administrative expense	672	612	740
Financial expenses from notes and loans	24	-	122
	$1,259	$1,021	$1,294

 NOTE 17 – REVENUES

The Company operates in one business sector.

The following is a breakdown of revenues according to product groups:

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

WatchPAT and other related services	$28,988	$22,384	$18,105
EndoPAT and other related services	2,270	1,805	2,596
	$31,258	$24,189	$20,701

The following is a breakdown of revenues on the basis of geographical regions (based on the geographical location of the customer):

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

United States and Canada	$22,960	$17,582	$14,764
Japan	3,489	3,374	2,965
Europe	3,383	1,885	1,746
Asia Pacific (excluding Japan)	912	849	759
Israel	274	281	260
Others	240	218	207
	$31,258	$24,189	$20,701

The majority of the Company’s long-lived assets are in Israel.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue from major customers

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

Customer A	$7,002	$4,571	$3,622
Customer B	3,443	3,229	2,621
Customer C	2,048	2,870	2,510
	$12,493	$10,670	$8,753

NOTE 18 – COST OF REVENUES

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands

Raw materials, auxiliary materials, subcontractors (including changes in inventories)	$2,555	$2,538	$1,767
Payroll and related expenses (including share-based payment)	2,470	1,806	1,956
Shipping	815	443	500
Depreciation and amortization	552	255	190
Other	592	684	589
	$6,984	$5,726	$5,002

NOTE 19 – FINANCIAL INCOME AND EXPENSES

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
Financial income from cash, deposits and investments:
In respect of cash and investments in bank deposits and marketable securities*	$359	$93	$1,389
Other financial income	95	151	202
	$454	$244	$1,591
Financial expenses from lease, notes, loans and other:
Convertible notes*	$-	$393	$4,427
Short-term bank loan	364	316	-
Lease liabilities	279	-	-
Short-term shareholders’ loans	-	85	-
Other financial expenses	432	359	427
Exchange rate differences	158	8	30
	$1,233	$1,161	$4,884
Gain on derivative financial instruments:
Gain on revaluation to fair value of the warrants embedded in the convertible notes	$-	96	2,141
Gain on revaluation to fair value of warrants	442	2,337	1,784
	$442	$2,433	$3,925

* Including the effect of changes in the exchange rate of the NIS against the dollar.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – LOSS PER SHARE

a.	Basic loss per share

The computation of basic loss per share was based on the net loss attributable to ordinary shares divided by the weighted average number of ordinary shares outstanding.

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
Net loss attributed to the ordinary shares	$(5,268)	$(1,729)	$(5,301)

Weighted average number of ordinary shares

	Year Ended December 31,
	2019	2018	2017
	Number of shares in thousands
Balance at the beginning of the year	287,616	264,495	262,917
The effect of private placement	44,726	12,908	-
The effect of exercise of options into shares	306	262	1,192
Weighted average number of ordinary shares used in computation of basic loss per share	332,648	277,665	264,109

b.	Diluted loss per share

The computation of diluted loss per share was based on the net loss attributed to the ordinary shares divided by the weighted average number of ordinary shares outstanding, after adjustment for all potentially dilutive ordinary shares, as follows:

	Year Ended December 31,
	2019	2018	2017
	U.S. dollars in thousands
Net loss used in computation of basic earnings per share	$(5,268)	$(1,729)	$(5,301)
Changes in the fair value of the Viola warrants and Warrants (Series 4) (and in the year ended December 31, 2018 also of the warrants embedded in the convertible notes), which are classified as a liability	(442)	(2,433)	(1,784)
Net loss attributed to the ordinary shares (diluted)	$(5,710)	$(4,162)	$(7,085)

Weighted average number of ordinary shares (diluted)

	Year Ended December 31,
	2019	2018	2017
	Number of shares in thousands
Weighted average number of ordinary shares used in computation of basic loss per share	332,648	277,665	264,109
Effect of the exercise of the Viola warrants and Warrants (Series 4) (and in the year ended December 31, 2018 also of the conversion of the convertible notes)	13,547	43,246	39,877
Weighted average number of ordinary shares used in computation of diluted loss per share	346,195	320,911	303,986

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In the calculation of the weighted average number of ordinary shares (diluted) for the year ended December 31, 2019, 42,365,681 shares in respect of options and 4,328,395 shares in respect of RSUs granted to employees, directors and consultants were not included, due to their anti-dilutive effect.

In the calculation of the weighted average number of ordinary shares (diluted) for the year ended December 31, 2018, 32,412,199 shares in respect of options and 3,441,420 shares in respect of RSUs granted to employees, directors and consultants were not included, due to their anti-dilutive effect.

In the calculation of the weighted average number of ordinary shares (diluted) for the year ended December 31, 2017, 23,588,582 shares in respect of convertible notes, 32,719,056 shares in respect of options and 3,242,632 shares in respect of RSUs granted to employees, directors and consultants were not included, due to their anti-dilutive effect.

NOTE 21 –	FINANCIAL INSTRUMENTS

This note provides qualitative information regarding the exposure to each of the following risks, and the Group’s objectives, policy and processes relating to measurement of such risks. Quantitative disclosure is provided throughout these consolidated financial statements.

Credit risk

As of December 31, 2019 and 2018, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. Approximately 40%, 44% and 42%, respectively, of the Group’s revenues in the years ended December 31, 2019, 2018 and 2017, arise from sales to single customers. Other than this, there are no other concentrations of credit risk.

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

The maximum exposure to credit risk in respect of cash and cash equivalents, trade receivables, other accounts receivable and other investments, as of the report date, by geographic locations was as follows:

	December 31,
	2019	2018
	U.S. dollars in thousands

Israel	$12,894	$5,378
United States and Canada	9,362	6,337
Asia Pacific (including Japan)	409	936
Europe	1,773	998
Other	5	194
	$24,443	$13,843

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Aging of receivables and impairment and weighted average loss rate:

		December 31, 2019		December 31, 2018
	Weighted average loss rate	Gross amount	Impairment	Gross amount	Impairment
	%	U.S. dollars in thousands		U.S. dollars in thousands

Not in arrears	1.5	$7,851	$117	$5,464	$64
In arrears up to three months	1.5	703	10	1,030	12
In arrears up to six months	1.5	98	1	221	3
In arrears up to 12 months	17.5	20	4	188	32
In arrears over 12 months	100.0	361	361	159	159
		$9,033	$493	$7,062	$270

Movements in the allowance for impairment of receivables during the year were as follows:

	Year Ended December 31,
	2019	2018
	U.S. dollars in thousands

Balance at beginning of year	$270	$540
Recognized impairment loss	349	104
Bad debt	(126)	(374)
Balance at end of year	$493	$270

Liquidity risk

The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group ensures that it has sufficient cash on hand for payment of expected operating expenses, including any amounts required to fulfill financial obligations. In addition to cash flows provided by its operating activities, in order to meet the Company’s overall liquidity needs for operations, servicing debt and funding capital expenditures, the Company relies on cost-cutting and operating improvements to optimize capacity utilization and minimizing loss, as well as borrowing under credit facilities, proceeds of debt and equity offerings.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Below is an analysis of contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2019 and 2018:

	Carrying Amount	Contractual Cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
	U.S. dollars in thousands
December 31, 2019
Non-derivative financial liabilities
Short-term bank loans	$5,000	$5,056	$5,056	$-	$-	$-	$-
Trade payables	2,028	2,028	2,028	-	-	-	-
Other long-term liabilities	1,260	1,260	-	-	123	382	755
Lease liabilities (including current maturities)	2,598	3,424	553	528	804	613	926
Other accounts payable	4,361	4,361	4,361	-	-	-	-
Total	$15,247	$16,129	$11,998	$528	$927	$995	$1,681

December 31, 2018
Non-derivative financial liabilities
Convertible notes, including current maturities and accrued interest	$5,000	$5,065	$5,065	$-	$-	$-	$-
Trade payables	1,517	1,517	1,517	-	-	-	-
Other long-term liabilities	1,052	1,052	-	-	-	-	1,052
Other accounts payable	2,767	2,767	2,668	99	-	-	-
Total	$10,336	$10,401	$9,250	$99	$-	$-	$1,052

Equity Risk

Changes in the fair value of the Viola Warrants and the Warrants (Series 4) that were denominated in a currency other than the Company’s functional currency affect the statements of operations. However, they did not imply any risk or variability in cash flows, considering that through their exercise, the Company would have settled the aforementioned derivatives through issuance of its own shares rather than in cash.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s exposure to the Israeli CPI and foreign currency risk is as follows:

		Currency different from dollar
	Dollars	NIS	Euro	Other currencies	Non- monetary items	Total
	U.S. dollars in thousands
December 31, 2019
Assets
Cash and cash equivalents	$13,178	$1,254	$587	$96	$-	$15,115
Trade receivables (including long-term trade receivables)	7,750	96	694	-	-	8,540
Other receivable	338	62	2	-	1,002	1,404
Inventories	-	-	-	-	3,363	3,363
Long-term restricted deposits	111	275	-	-	-	386
Long-term prepaid expenses	-	-	-	-	90	90
Property and equipment and intangible assets	-	-	-	-	1,867	1,867
Right-of-use assets	-	-	-	-	2,442	2,442
	21,377	1,687	1,283	96	8,764	33,207
Liabilities
Sort-term bank loan	5,000	-	-	-	-	5,000
Trade payables	779	1,215	34	-	-	2,028
Other accounts payable (including accrued expenses)	2,940	1,366	54	-	412	4,772
Provisions	-	-	-	-	273	273
Lease liabilities (including current maturities)	714	1,884	-	-	-	2,598
Employee benefits	-	-	-	-	612	612
Other long-term accounts payable	1,060	200	-	-	-	1,260
	10,493	4,665	88	-	1,297	16,543
Total exposure in the statements of financial position in respect of financial assets and financial liabilities	$10,884	$(2,978)	$1,195	$96	$7,467	$16,664

December 31, 2018
Assets
Cash and cash equivalents	$4,088	$1,885	$426	$72	$-	$6,471
Trade receivables (including long-term trade receivables)	6,236	229	327	-	-	6,792
Other receivable	247	32	2	-	737	1,018
Inventories	-	-	-	-	2,235	2,235
Long-term restricted deposits	109	190	-	-	-	299
Long-term prepaid expenses	-	-	-	-	66	66
Property and equipment and intangible assets	-	-	-	-	1,511	1,511
	10,680	2,336	755	72	4,549	18,392
Liabilities
Sort-term bank loan	5,000	-	-	-	-	5,000
Trade payables	714	798	5	-	-	1,517
Other accounts payable (including accrued expenses)	1,965	761	50	-	321	3,097
Provisions	-	-	-	-	215	215
Derivative instruments	-	442	-	-	-	442
Employee benefits	-	-	-	-	381	381
Other long-term accounts payable	947	105	-	-	-	1,052
	8,626	2,106	55	-	917	11,704
Total exposure in the statements of financial position in respect of financial assets and financial liabilities	$2,054	$230	$700	$72	$3,632	$6,688

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

	December 31, 2019
	Equity	Profit (loss)
	U.S. dollars in thousands
An increase in the exchange rate of the following currencies against the dollar:
NIS/dollar by 5%	$(149)	$(149)
Euro/dollar by 5%	60	60

The weakening of these currencies against the dollar at a similar rate as of December 31, 2019 had a similar effect, albeit in the opposite direction, assuming that all other variables remain constant.

	December 31, 2018
	Equity	Profit
	U.S. dollars in thousands
An increase in the exchange rate of the following currencies against the dollar:
NIS/dollar by 5%	$12	$12
Euro/dollar by 5%	35	35

The weakening of these currencies against the dollar at a similar rate as of December 31, 2018 had a similar effect, albeit in the opposite direction, assuming that all other variables remain constant.

Fair value of financial instruments measured at fair value, for disclosure purposes only

The carrying amount of the cash and cash equivalents, trade receivables, other accounts receivable, bank deposits, pledged deposits, trade payables, and other accounts payable, lease liabilities and derivatives is identical or approximate to their fair values due to the lifetime of these items.

The fair value of other financial liabilities and their carrying amounts, as presented in the statements of financial position, are as follows:

	December 31, 2019		December 31, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
	U.S. dollars in thousands
Liabilities:
Liability in respect of royalties to the IIA and other government institutions	$1,260	$527	$1,151	$490

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair value hierarchy of financial instruments measured at fair value

The following table shows an analysis of the financial instruments measured at fair value using the valuation method.

December 31, 2018
Level 3
U.S. dollars in thousands

Financial instruments - derivative instruments	$442

The change from the opening balance to the closing balance of the financial instruments measured at fair value, categorized within Level 3 hierarchy, in the years ended December 31, 2019, 2018 and 2017, respectively, was caused by the revaluation to fair value of the derivatives in the amount of $442 thousand, $2,433 thousand and $3,925 thousand, as described in Note 19.

NOTE 22 –	RELATED PARTIES

a.	Compensation

Compensation to key executives includes:

	Year Ended December 31,
	2019		2018		2017
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
		U.S. dollars in thousands		U.S. dollars in thousands		U.S. dollars in thousands
Employee compensation	8	$2,201	7	$1,835	7	$1,384
Share-based payment	8	850	7	702	7	1,083
Total		$3,051		$2,537		$2,467

Compensation to directors who are not employed by the Company includes:

	Year Ended December 31,
	2019		2018		2017
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
		U.S. dollars in thousands		U.S. dollars in thousands		U.S. dollars in thousands
Director compensation	8	$213	8	$208	9	$195
Share-based payment	8	88	8	76	9	111
Total		$301		$284	9	$306

	Year Ended December 31,			December 31,
	2019	2018	2017	2019	2018
	Transaction amounts			Carrying amount
	U.S. dollars in thousands			U.S. dollars in thousands
Key executives (including directors) of the Company	$3,352	$2,821	$2,773	$383	$341

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b.	Capital reserve for transactions with shareholders

Any difference between the nominal value, i.e., the cash amount received, of the loans provided by shareholders, acting in the capacity of shareholders, and their fair value on initial recognition is reflected in equity as a shareholder contribution. Upon an early extinguishment of such debt, any cost incurred as a result of the early extinguishment is reflected in equity as a shareholder distribution.

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

In the years ended on December 31, 2019, 2018 and 2017, the Company recognized revenues from sales to customers (third parties) under this agreement in the amount of approximately $203 thousand, $207 thousand and $307 thousand, respectively. The total sales commissions to Medtronic in these years under this agreement totaled approximately $41 thousand, $41 thousand and $61 thousand, respectively.

NOTE 23 – SUBSEQUENT EVENTS:

a.	2020 Public Offering

See Note 1b.

b.	Grant of stock options and RSUs

See Note 16a(4).

c.	Amendment of the bank line of credit

See Note 8a.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.	Effects of the coronavirus outbreak

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. While, initially, the coronavirus outbreak was largely concentrated in China, it has now spread globally, including to the U.S., Europe, Japan and Israel. Many countries around the world, including in the U.S., Europe, Japan and Israel, have since implemented significant measures in an attempt to control the spread of the virus, including temporary limitations on travel, public gatherings, including work place gathering access to various facilities as well as in healthcare institutes, and other material limitations.  These measures have resulted in work stoppages, in many countries as well as in China where part of the Company’s suppliers are located, which disrupted the Company’s supply chain. As such, there is no assurance that the Company will not suffer additional supply chain interruptions.

Furthermore, limitations on access to healthcare facilities, including those who typically service the Company’s products, could adversely impact demand for the Company’s multi-use reusable products. At the same time, in the U.S., the American Academy of Sleep Medicine (AASM) has recently issued guidance encouraging sleep clinicians to use disposable single use home sleep tests, instead of traditional in-lab polysomnography (PSG) tests or multi use reusable home sleep test, to reduce risk of infections, especially during the coronavirus outbreak. While demand for the Company’s multi use reusable home sleep test devices may be adversely impacted by the coronavirus outbreak, the Company is changing its manufacturing mix to prioritize WatchPAT ONE production and accelerating its efforts to obtain regulatory approvals for its disposable WatchPAT ONE in Europe and other parts of the world. To that end, the Company is also currently investing considerable resources to increase its WatchPAT ONE production capacity, while given the rapidly changing market environment, there is no certainty as to when such investments and regulatory approvals will materialize into additional WatchPAT ONE sales.

The extent to which the coronavirus impacts the Company’s manufacturing, operations, demand for its products and business results, will depend on future developments, which are rapid and highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be implemented in an attempt to contain the coronavirus or treat its impact. As such, the continued spread of the coronavirus globally and uncertainty about current global economic conditions, could adversely impact the Company’s operations and workforce, including its manufacturing and sales and marketing activities, which in turn, could have a material adverse impact on the Company’s business, financial condition and results of operation.

