Form 20-F
period 2020-12-31
Itamar Medical Ltd.
filed 2021-03-29
CIK 1613170

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Caesarea 3079883, Israel

(Address of principal executive offices)

Shy Basson

Chief Financial Officer
Telephone: +972-4-6177000; Facsimile: +972-4-6275598
Itamar Medical Ltd.

9 Halamish Street, Caesarea 3079883, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report (December 31, 2020): 425,535,104 ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    ☐

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

ii

GENERAL INFORMATION

Except where the context otherwise requires or where otherwise indicated in this Annual Report on Form 20-F, or Annual Report, the terms “Itamar Medical”, “Itamar,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Itamar Medical Ltd., together with its consolidated subsidiaries as a consolidated entity.

When the following terms and abbreviations appear in the text of this Annual Report, they have the meanings indicated below:

•	“ADSs” means our American Depositary Shares, each representing 30 ordinary shares.

•	“Companies Law” means the Israeli Companies Law, 1999.

•	“convertible notes” mean the Series L convertible notes we issued as part of a public offering we conducted in 2013, all of which notes were fully repaid in February 2018.

•	“CPAP” means continuous positive airway pressure. CPAP devices are therapy devices used to treat certain sleep apnea conditions.

•	“Credit Facility” means the Credit Framework Agreement by and between the Company and Mizrahi Tefahot Bank Ltd., dated August 11, 2020.

•	“dollars”, “U.S. dollars” or “$” mean United States dollars.

•	“EndoPAT” means our device that enables testing of endothelial dysfunctions (the failure of the normal function of the inner lining of blood vessels).

•	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

•	“Euro” or “€” means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

•	“HSAT” means home sleep apnea test.

•	“Israeli CPI” means the Israeli consumer price index published by the Israeli Central Bureau of Statistics.

•	“Loop” or “Loop Device” means a watch-like medical grade and FDA cleared home-based remote patient monitoring device.
•	“MADs” means mandibular advancement devices. MADs are therapy devices used to treat certain sleep apnea conditions, also known as sleep apnea oral or dental appliances.

•	“major shareholder” means a shareholder that is the beneficial owner of 5% or more of our outstanding ordinary shares.

•	“Nasdaq” means the Nasdaq Stock Market LLC.

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel.

•	“ordinary shares” means our ordinary shares, par value NIS 0.01 per share.

•	“OSA” means obstructive sleep apnea.

•	“Our Products” or “Products” means our WatchPAT, EndoPAT, Loop, including related RPM devices and further enhancements or new features or versions of these devices, CloudPAT, SleepPATH and any other platforms or software related to our digital health offering, WatchPAT Turnkey, WatchPAT Direct Services, and related services.

•	“PAT signal” means the arterial bed's pulse wave amplitude that is provided by the PAT technology, under specific active conditioning by a unified pressure field, from the peripheral organ, such as the finger, reflecting the sympathetic nervous system activation.

•

“PAT Technology” means our technology that measures the peripheral arterial tone of the peripheral organ, such as the finger, by employing a particular measurement method, consisting of passive (sensing) and active (conditioning) elements.

•	“PSG” means polysomnography. PSG is the process of monitoring, recording and analyzing physiologic data during sleep and wakefulness to assist in the assessment and diagnosis of sleep disorders.

•	“RPM” or “RPM Devices” means, remote patient monitoring devices, including our Loop.
•	“SEC” means the United States Securities and Exchange Commission.

•	“TASE” means the Tel Aviv Stock Exchange Ltd.

•	“TaaS” means Test as a Service.

•	“Turnkey” “Turnkey marketing program”, “Turnkey program” or “WatchPAT Turnkey” means our Total Sleep Solution (also known as TSS). Turnkey is our marketing program that is designed to allow any medical practice or physician that is not a sleep physician by specialty, easy access to a comprehensive suite of products and services for the diagnosis, treatment and management of patients they suspect suffer from sleep apnea.

•	“U.S. Subsidiary” means Itamar Medical, Inc.

•	“Viola” means, collectively, Viola Growth II A.V. LP, a limited partnership registered in Israel, Viola Growth II (A) L.P., a limited partnership registered in Cayman Islands, and Viola Growth II (B) L.P., a limited partnership registered in Cayman Islands.

•	“WatchPAT” means our portable diagnostic devices that enable HSATs.

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

On March 19, 2021, the representative exchange rate, or Exchange Rate, between the NIS and the U.S. dollar, as quoted by the Bank of Israel, was NIS 3.289 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Annual Report that provide the U.S. dollar equivalent of NIS amounts or provide the NIS equivalent of U.S. dollar amounts are based on the representative exchange rate, as quoted by the Bank of Israel, as of such date (or, if no quote was provided for such date, the next quote provided) or, when the applicable date has yet to be determined, the Exchange Rate. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of NIS at the dates indicated.

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

TRADEMARKS

We have obtained trademark registrations in the U.S. for, among others, PAT, EndoPAT, WatchPAT, EndoScore, ITAMAR, CloudPAT and SLEEPATH and some of them are also registered in additional jurisdictions, including Europe, Japan, Canada, China, India, Russia, Mexico, Korea and Singapore. Although we have omitted the “®” and “TM” trademark designations for such marks in this Annual Report, all rights to such trademarks and service marks are nevertheless reserved. Unless indicated otherwise by the context, any other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

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

The following tables present our selected consolidated financial and other data as of and for the periods indicated. The selected consolidated statements of operations data for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated statements of financial position as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report. Our audited consolidated financial statements and the notes thereto and other data for the years ended December 31, 2017 and 2016 and as of December 31, 2018, 2017, and 2016 are not included elsewhere in this Annual Report.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	Year Ended December 31,
	2020	2019	2018	2017	2016

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$41,034	$31,258	$24,189	$20,701	$18,440
Cost of revenues	12,323	6,984	5,726	5,002	4,979
Gross profit	28,711	24,274	18,463	15,699	13,461
Operating expenses:
Selling and marketing	24,550	18,294	12,699	12,140	14,035
Research and development	6,002	4,520	3,638	4,129	3,225
General and administrative	8,503	6,354	5,247	5,278	6,213
Total operating expenses	39,055	29,168	21,584	21,547	23,473
Operating loss	(10,344)	(4,894)	(3,121)	(5,848)	(10,012)
Financial income (expenses):
Financial income	847	454	244	1,591	716
Financial expenses	(1,315)	(1,233)	(1,161)	(4,884)	(4,760)
Gain (loss) from derivative instruments, net	-	442	2,433	3,925	(216)
Financial income (expenses), net	(468)	(337)	1,516	632	(4,260)
Loss before taxes on income	(10,812)	(5,231)	(1,605)	(5,216)	(14,272)
Taxes on income	(127)	(37)	(124)	(85)	(131)
Net loss	$(10,939)	$(5,268)	$(1,729)	$(5,301)	$(14,403)

Loss per share – basic and diluted (in U.S. dollars)	$(0.03)	$(0.02)	$(0.01)	$(0.02)	$(0.05)

	As of December 31,
	2020	2019	2018	2017	2016

	(in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$9,670	$15,115	$6,471	$7,643	$23,358
Short-term bank deposits	30,000	-	-	-	-
Investment in marketable securities	-	-	-	3,173	2,781
Working capital	39,447	14,951	6,222	3,356	18,843
Total assets	64,140	33,207	18,392	21,227	35,547
Total non-current liabilities	3,076	3,228	1,653	4,133	15,986
Accumulated deficit	(119,074)	(109,649)	(105,546)	(105,004)	(100,885)
Total equity	43,072	16,664	6,688	1,377	5,241

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

Building upon our WatchPAT family of products and related services, the key elements of our business strategy and success are to focus on and sell a one-stop sleep apnea solution for the cardiology market, to continue to focus on the core sleep market by calling on sleep physicians, and to expand into additional countries. In the mid to long term, we also plan to harness the growing trend of patient consumerism and cash-based care in order to penetrate the direct to consumer, or DTC, market for HSATs and on the other hand, work with payers to decrease barriers and enable more efficient programs. In order to do so, we have, among other things, focused and invested substantial time and resources on developing various solutions and WatchPAT related services, such as our Turnkey program and in generating and publishing independent health economic data. We also plan to invest resources into penetrating the DTC market in the U.S. as well as developing channels and relationships with distributors and resellers in other countries. While focusing on promoting our WatchPAT family of products, we, at the same time, limited our sales and marketing efforts for our legacy EndoPAT product, the sales of which gradually decreased in the year ended December 31, 2018. Although EndoPAT sales increased during the years ended December 31, 2019 and 2020, we currently plan to continue to limit our sales and marketing efforts of the EndoPAT. The sales of our WatchPAT family of products as stand-alone products remain our main source of revenue, representing approximately 94.5%, 92.7% and 92.5% of our total revenues in the years ended December 31, 2020, 2019 and 2018, respectively. If we are not successful in implementing our business strategy to increase the sales of our WatchPAT family of products and related consumables and services to the cardiology market, the core sleep market, and in additional countries, or if we are unable to use our technologies to further develop and enhance our WatchPAT family of products and related services with significant commercial potential, we may not be able to achieve our objectives or build a sustainable or profitable business.

We have a history of losses, may incur future losses and may never achieve profitability.

Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation. In particular, we incurred operating losses of approximately $10.3 million, $4.9 million and $3.1 million for the years ended December 31, 2020, 2019 and 2018, respectively. We expect to continue to incur operating and net losses for the foreseeable future, as we continue to invest in research and development and marketing and sales operations aimed at growing our business. The extent of our future operating and net losses is highly uncertain and we may never achieve or sustain profitability. Even if we reach and maintain profitability, we cannot assure that future net income will offset our accumulated deficit, which as of December 31, 2020 was approximately $119.1 million. In addition, there is no guarantee that we will be able to benefit from our losses for tax purposes.

There is no certainty that Our Products will be accepted by the international medical community, in general, and specifically that the WatchPAT family of products and related services will be accepted by the cardiology community and consumers.

Building upon our WatchPAT family of products and related services, one of the key elements of our business strategy and success is to focus on and sell a one-stop sleep apnea solution for the cardiology market. Our success in doing so depends, to a large extent, on recognition by the international medical community, in general, and the cardiology community in particular, of:

•	the linkage between sleep apnea and cardiovascular disease and the benefits of diagnostic aids;

•	the advantages of shifting the point of care for sleep apnea, mainly in the United States, from sleep centers to the cardiology care point;

•	the advantages of our WatchPAT family of products and related services; and

•	The health economic benefit of managing sleep apnea in the cardiovascular patients.

Recognition by the cardiology community of the linkage between sleep apnea and cardiovascular disease depends, among other things, on our ability to promote awareness amongst physicians, primarily cardiologists, to such linkage in a manner consistent with the labeling for Our Products, including by providing supporting clinical data and studies demonstrating the said linkage and benefits of sleep apnea diagnosis and treatment to their cardiology patients. Recognition by the cardiology community of the advantages of shifting the point of care for sleep apnea, mainly in the United States, from sleep centers to the cardiology care point, in general, and of the advantages of our WatchPAT family of products and related services in particular, depends to a large extent on our ability to demonstrate that (i) our WatchPAT devices are efficient, cost-effective and provide significant improvement in performance and data compared to other diagnostic tools available in the sleep market and (ii) our WatchPAT-related services, such as our WatchPAT Turnkey program, provide cardiologists with easy access to prescribe HSATs to patients, receive reimbursement for the WatchPAT-related services and increase the diagnosis rate with an effective management and monitoring of sleep apnea.

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

In addition, during 2019, we began endeavors to penetrate the DTC market, where we plan to offer our prescription WatchPAT family of products and most of the WatchPAT Turnkey components, through channel partners that have a consumer market presence, directly to patients, and facilitate patient access to consultation, advice and prescriptions throughout the care pathway. Although we believe that our digital health platform, which we believe can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner within their homes, positions us for new growth opportunities, if Our Products and related DTC services fail to gain wide market acceptance among consumers, our business, financial condition and results of operations may be adversely affected.

We plan to invest in the development of new features or enhancements to Our Products, including digital health platform. The development process entails risks, and the ultimate result of such development efforts are difficult to predict. Even if we are successful in completing such development efforts we may not be able to obtain the required regulatory approvals or clearances, such as a clearance from the Food and Drug Administration, or FDA. In addition, any such features and products may not be widely accepted among the medical community or the target market for such features and products. If we fail to complete the development of our new features, to obtain required approvals or clearances for such features, or to gain wide acceptance by the medical community or target market, our business, financial condition and future growth could be adversely affected.

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

In 2009, the Centers for Medicare and Medicaid Services, or CMS, issued a National Coverage Determination in the United States to extend Medicare coverage to a number of HSATs, including the WatchPAT and other sleep testing devices when used to aid in the diagnosis of OSA in Medicare beneficiaries who have signs and symptoms indicative of OSA if performed unattended in or out of sleep lab facility or attended in a sleep lab facility. Certain commercial third-party payors, including, among others, Aetna, Cigna and UnitedHealthcare, updated their coverage policies to include coverage for these tests, including the WatchPAT. In March 2017, the American Academy of Sleep Medicine, or AASM, published guidelines establishing updated clinical practice recommendations to aid in the diagnosis of OSA in adults, pursuant to which devices that measure a minimum of the following sensors are considered technically adequate to diagnose OSA in uncomplicated adult patients presenting signs and symptoms that indicate an increased risk of moderate-to-severe OSA: (i) nasal pressure, chest and abdominal respiratory inductance plethysmography and oximetry; or (ii) PAT signal reporting with oximetry and actigraphy, such as our WatchPAT family of products. Since that time, other commercial third-party payors and specialty benefits management companies that manage sleep apnea benefits for other United States health insurance plans determined that devices utilizing the combination of peripheral arterial tone, actigraphy, EKG/heart rate and oxygen saturation are considered medically necessary when certain clinical criteria are met.

Nevertheless, certain commercial payors and most Medicaid programs currently do not cover certain HSATs, including our WatchPAT. Other third-party payors that cover WatchPAT may require that our customers meet certain accreditation and certification requirements to receive reimbursement for administering or interpreting the test, which can limit our ability to obtain new customers. It is difficult to predict at this time what third-party payors and government agencies in the United States and abroad will decide with respect to the coverage and reimbursement for tests using our current products, or RPM products we may develop and offer. We cannot provide assurance that we will be successful in any efforts we may potentially undertake to reverse such non-coverage decisions. If we are not successful in reversing non-coverage policies, or if third-party payors that currently cover or reimburse certain tests reverse or limit their coverage of such tests in the future, if other third-party payors issue similar policies, or if any RPM products are not approved for coverage by such payors, our business could be adversely impacted.

Even if coverage is available for tests using Our Products, including new RPM products, reimbursement may not be adequate to fully compensate the health facilities and physicians. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians for tests using Our Products. Because the cost of Our Products generally is recovered by our customers as part of the payment for performing the test and not separately reimbursed, these updates could directly impact the demand for Our Products. An example of payment updates in the United States is the Medicare program’s updates to physician payments under the Medicare Physician Fee Schedule, or MPFS, which are done on an annual basis using a prescribed statutory formula. In December 2020, CMS published its annual update to its MPFS which included changes to the 2021 Medicare payment rates for CPT codes associated with HSATs, including reducing the payment associated with HSAT procedures that do not have sleep time technology. It is unclear what impact, if any, these payment reductions will have on our customers’ willingness to adopt the broad use of our WatchPAT and other devices. Any changes in coverage and reimbursement that further restrict coverage of Our Products or lower reimbursement for tests using our devices could materially affect our business.

In addition, in the United States, our WatchPAT Turnkey program relies, to some extent, on the reimbursement available for sleep apnea treatment devices, such as CPAP devices, and on the desire of durable mobile equipment, or DME, suppliers to sell such devices. If healthcare providers cannot obtain sufficient reimbursement from third-party payors for such third-party treatment devices, our business may suffer. For example, in the past several years, Medicare has gradually reduced the reimbursement levels of CPAP devices through competitive bidding. In addition, under the Patient Protection and Affordable Care Act, or ACA, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, in 2016, CMS adjusted Medicare reimbursement amounts in non-competitive bidding areas to competitive bidding prices. On March 7, 2019, CMS announced it would initiate a new round of competitive bidding, named Round 2021, with contracts across 16 product categories to become effective on January 1, 2021 and extend through December 31, 2023. In addition to adopting new bidding processes, CMS expanded the product categories included in competitive bidding to include non-invasive ventilators, in addition to oxygen, CPAP and respiratory assist devices, and related supplies and accessories, which had been included in prior rounds of competitive bidding. In April 2020, CMS removed the product category for non-invasive ventilators from Round 2021 due to the COVID-19 public health emergency (PHE) and, subsequently, of the remaining 15 product categories, only awarded competitive bidding contracts for the two off-the-shelf back and knee braces categories. CMS did not award competitive bidding contracts for any of the 13 product categories for Round 2021 that were previously competed because the payment amounts did not achieve expected savings. Competitive bidding has generally reduced the Medicare reimbursement to DME suppliers compared with reimbursement before the program was implemented. A future reduction of reimbursement levels or institution of burdensome restrictions and procedures on such reimbursements may also cause DME suppliers to lose interest in selling such devices], in which case, our Turnkey program and business would suffer. Reimbursement, funding and healthcare payment systems vary significantly by country and we may not obtain approvals for reimbursement in a timely manner, or at all. For example, in Japan, our second largest market for the past two years, our WatchPAT family of products was approved by local authorities and medical institutions that use our WatchPAT test for diagnosis of sleep apnea, under the general HSAT fixed reimbursement amount per test. Nevertheless, local authorities have limited reimbursement of CPAP therapy only to those patients who are categorized by HSATs test as severe (AHI>40), while those diagnosed with PSG tests are eligible for CPAP therapy reimbursement also for those who are categorized as moderate (AHI>20), making PSG tests the dominant means of sleep apnea diagnosis. If our efforts to convince local authorities in Japan to remove such limitations fail, our growth prospects in Japan may be adversely affected. Similarly, our potential expansion in other countries may depend to a large extent on our ability to obtain reimbursement and coverage of Our Products by local payors and government agencies.

There is no certainty that Our Products, particularly our WatchPAT family of products will be included in, or recommended by, any clinical practice guidelines or other guidelines and standards relevant to our business.

Professional associations publish clinical practice guidelines from time to time, suggesting processes and procedures intended for various medical conditions, as well as other guidelines and standards for the dispatch, prescription and billing procedures for tests using medical devices. Such guidelines and standards have significant importance and influence decisions by various health plans administrators, clinicians, government agencies and hospital administrators. In addition, many physicians consider clinical practice guidelines and act according to the recommendations included therein. For example, the clinical practice guidelines to aid in the diagnosis of OSA published by the AASM included the elements of PAT technology used by our WatchPAT family of products in March 2017, whereas AIM Specialty Health, or AIM, an organization which manages the insurance reimbursement policies for some insurance companies and payors in the United States, updated its guidelines to medical insurers to include sleep apnea diagnostic aids using the PAT technology, only in November 2017. There is no assurance that all medical insurers, in the United States as well as in other countries, will follow the AASM and AIM guidelines and provide reimbursement for our WatchPAT family of products and related services, nor that the RPM product shall be included in these guidelines. There is also no certainty that Our Products will be included or continue to be included in such guidelines, or recommended by additional clinical guidelines or that the methods by which we offer Our Products and related services for sale will be consistent with guidelines and standards related to the dispatch, prescription and billing procedures for medical devices.

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

Historically, a limited number of customers accounted for a substantial portion of our total sales. For example, our three largest customers, Kaiser Foundation Health Plan, Inc., or Kaiser, Philips Respironics GK, a subsidiary of Koninklijke Philips NV (also known as Royal Philips), or Philips Japan, and the Department of Veterans Affairs, or VA, accounted for 11.1%, 9.3% and 13.2%, respectively, of our total revenues, in the year ended December 31, 2020, compared with 22.4%, 11.0% and 6.6%, respectively, of our total revenues in the year ended December 31, 2019. There can be no assurance that such customers will continue to order Our Products at the same level, or at all. A reduction or delay in orders from such customers, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

We depend on our proprietary PAT technology.

Our PAT technology is designed to provide a non-invasive window to the cardiovascular system and autonomic nervous system through tonometry of the peripheral arterial tone, producing our PAT signal and analyzing it for diagnostic aid purposes. Since Our Products are mainly based on our PAT technology, we are dependent on such technology that has taken us many years to develop. We have benefited from the fact that the type of proprietary technology equivalent to our PAT technology has not been widely available to, or used by, our competitors. If our technology becomes more widely available to our current or future competitors for any reason, or if our competitors are able to develop similar technology or present their products as using similar technology, our operating results may be adversely affected. Additionally, adoption or development of similar or more advanced technologies by our competitors may require that we devote substantial resources to the development of more advanced technology to remain competitive.

The market for Our Products, particularly our WatchPAT family of products and related services is highly competitive. If we are unable to compete successfully, this would adversely impact our business, revenues and results of operation.

The market for our Products, particularly our WatchPAT family of products is highly competitive and is characterized by frequent product improvements and evolving technology. Our competitors range from small privately held companies to multinational corporations and their product offerings vary in scope and breadth, and some of our competitors may have certain competitive advantages, including:

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

Also, while we are not aware of any competitors offering products and services similar to our WatchPAT Turnkey program and other WatchPAT related services targeted at the cardiology community, we believe that competitors who possess robust financial resources and sales and regulatory personnel may be able to overcome the barriers to entry into this market and offer products and service models similar to our WatchPAT Turnkey program.

Our ability to compete successfully depends, in part, on our ability to continuously develop, improve and market Our Products and in particular, our WatchPAT family of products and related services. Consequently, we may need to increase our efforts, and related expenses for research and development, clinical studies and sales and marketing, to maintain or improve our market position. Additionally, our efforts to educate the medical community, specifically the cardiology community, and third-party payors on the linkage between sleep apnea and cardiovascular conditions, the advantages of shifting the point of care for sleep apnea from sleep centers to the cardiology care point as well as on the diagnostic aid benefits of the WatchPAT and related services may require significant resources and may not be successful.

The development of innovative new products and services by our competitors for the same or similar indications as our product offerings, which competitive products and services may be less costly, more effective, or more widely accepted by the medical community, may also adversely affect the sales of Our Products, including related services, and could result in Our Products, including services, being noncompetitive or obsolete. Also, our competitors may attempt to present their products as providing features and advantages similar or superior to those provided by the WatchPAT family of products or as being based on similar technology, thus adversely affecting our ability to differentiate our WatchPAT family of products. In addition, our WatchPAT family of products may be subject to pricing pressures as a result of competition with other HSATs or with PSG tests.

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

Our Products and services are offered through both direct and indirect channels, including distributors, channel partners and other business partners in the United States and in other countries. Specifically, we rely on strategic relationships with distributors and other business partners, such as Philips Japan, which acts as the exclusive distributor of our WatchPAT family of products in Japan, to sell Our Products, and these relationships account for a large portion of our revenues. In addition, in order to promote our WatchPAT Turnkey program in the United States, we are also developing partnerships with various business partners whose products or services are complimentary to ours. We have also entered into an exclusive collaboration agreement with a wholly owned subsidiary of So Clean Inc., in order to market our WatchPAT ONE to the direct to consumer or DTC market in the United States. However, due to, among others, the effect of the COVID-19 pandemic, this collaboration agreement was terminated, and we continue to seek alternative collaborations to penetrate the DTC market. Any failure of these relationships, or if we are unable to form additional strategic alliances in the future that will prove beneficial to us, could have a material adverse effect on our business, operating results and financial condition.

Natural disasters and other states of emergency, such as the novel coronavirus outbreak, could adversely impact our business, financial condition and results of operations.

Natural disasters and other states of emergency affecting the countries in which we operate, or the global economic markets may have an adverse impact on our business. For example, in December 2019, a strain of novel coronavirus surfaced in Wuhan, China, which the World Health Organization later declared as a pandemic and many countries, including the U.S., Israel, Japan and certain states in Europe have imposed various measures designed to minimize the spread of the coronavirus, such as restrictions on international travel, domestic commute, public gatherings and employment and business operations, as well as limitations on the presence of employees in any work place at a given time. Such measures, designed to limit the spread of the coronavirus, have impacted our operations and may continue to impact our operations, primarily in connection with our manufacturing facility in Israel.

In compliance with constantly developing regulations enacted in Israel as a response to the coronavirus, we moved most of our office employees in Israel to work, partially or primarily, from their homes and have adjusted the structure of our manufacturing facility shifts in order to comply with the said regulations. Our supply chain has also been interrupted, particularly our suppliers in China, who have halted their operations for a few weeks in early 2020. While our safety inventory has allowed us to meet demand for the first quarter of 2020, and our suppliers in China have since then resumed operations, with first, and while our current shift structure allows us to continue our manufacturing activities in full capacity, there is no assurance that more stringent regulations, limiting our suppliers’ ability to deliver or limiting our ability to operate our manufacturing facility at its current pace, will not be enacted. The coronavirus has also impacted the global economy and may impact our business, operations and sales and marketing efforts. If, as a result of continued outbreaks, and related governmental orders and regulations, as well as high demand or supply pressures in the healthcare and medical supplies industries resulting from such continued outbreaks, certain of our suppliers and subcontractors, primarily in China, are affected and experience closures, labor shortages, or other challenges in meeting demand, this could disrupt their activities. We could therefore face difficulty sourcing key components and materials necessary to produce supply of Our Products, which may negatively affect our ability to meet demand for Our Products. Even if we are able to find alternate sources for some of these components and materials, qualification processes of such suppliers are lengthy and they may cost more, which could adversely affect our business, results of operations and financial position.

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

Lastly, at this point in time, there is still significant uncertainty relating to the potential effect of the novel coronavirus on our business going forward and, while we maintain business continuity plans, they might not adequately protect us. Infections may become more widespread, including in countries where key components of Our Products are manufactured or in which we sell Our Products, and manufacturing closures, travel restrictions and other restrictions may remain or worsen, all of which would have a negative impact on our business, financial condition and results of operations.

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

In addition to manufacturing Our Products in our own manufacturing facility, we also engage third-party manufacturers and suppliers the majority of which are located in China and Israel, for the assembly and manufacture of Our Products and components of Our Products as well as to provide us with software licenses for IT platforms and other applications which we use as part of our CloudPAT and related services. Some of our suppliers and third-party manufacturers are not obligated to continue to supply us. We have relatively few sources of supply for some of the components and materials used in Our Products and IT platforms and other applications and, in some cases, we rely entirely on sole-source suppliers. In addition, the lead-time involved in manufacturing some of these components can be lengthy. Our third-party suppliers and manufacturers may encounter problems during manufacturing or supply or suffer a complete stoppage of operations for long periods of time, due to a variety of reasons, including, among others, failure to follow specific protocols and procedures, failure to comply with applicable regulatory requirements, equipment or software malfunctions, environmental factors, natural disasters, including public health emergencies, such as the novel coronavirus and related governmental orders and regulations, or work force stoppages, any of which could delay or impede their ability to meet our demand for components or ongoing support. Our sole-source suppliers, and any of our other suppliers or our third-party contract manufacturers, may be unwilling or unable to supply the necessary materials and components or manufacture and assemble Our Products reliably and at the levels we anticipate or that are required by the market. Our ability to supply Our Products and related services commercially and to develop any RPM product and related services depends, in part, on our ability to timely obtain these materials, components and products in accordance with regulatory requirements and in sufficient quantities for commercialization and clinical testing. For example, we rely upon a single supplier who provides us with development services and database management services used for our CloudPAT platform.

While our suppliers and other contract manufacturers have generally met our demand for their products and services on a timely basis in the past, there have been occasions when our suppliers, particularly in China, during the recent novel coronavirus outbreak, have completely halted their operations or were unable to meet demand for medical supplies, resulting in a disruption of supply of components and materials to us. For example, we have been notified by one of our third-party suppliers that supplies a component required for our WatchPat and EndoPAT families of Products that they will cease supplying such component to us primarily due to capacity restraints related to an unusually high demand for medical supplies resulting from the COVID-19 pandemic. While we were able to qualify an alternative supplier for this component, we cannot guarantee that, should this alternative supplier, or suppliers of other components, cease to supply components to us, we will be able to qualify alternative supply sources without delays. While we generally maintain relatively high inventory levels of components, materials and complete products, to allow us to meet customers’ demand despite potential supply disruption by our suppliers and contract manufacturers, we cannot guarantee that such inventory levels will be sufficient in the face of long term supply disruptions or stoppages or that our suppliers and contract manufacturers will be able to meet our demand for their products and services in the future, either because of acts of nature, emergency situations and the nature of our agreements with those suppliers and other manufacturers or our relative importance to them as a customer. Our suppliers and other manufacturers may also decide in the future to discontinue or reduce the level of business they conduct with us. While we believe we can engage alternative suppliers, license or purchase our requirements or develop an alternative independently, changing suppliers or contract manufacturers due to any change in, or termination of, our relationships with these third parties may be a lengthy and expensive process and, consequently, we may lose sales, experience manufacturing or other delays, incur increased costs or otherwise experience impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative relationships on adequate terms and without delays. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

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

In addition, replacement or alternative sources might not be readily obtainable due to regulatory requirements and other qualification requirements and factors applicable to our manufacturing operations. Incorporation of components or services from new suppliers or new third-party manufacturers into Our Products and related services may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product manufacturing. This process may take a substantial period of time, and we may not be able to obtain the necessary regulatory clearance or approval. This could also create supply disruptions that would harm our ability to meet our delivery obligations to our customers, may impede product sales and could have a material adverse effect on our business, financial condition and results of operations.

Our Credit Facility contains restrictive covenants that may limit our operating flexibility.

In August 2020, we secured a line of credit from an Israeli bank of up to $20 million, subject to the terms of the Credit Facility, from which we withdrew $5 million on February 17, 2021. In order to secure our obligations under the Credit Facility, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on (i) our intellectual property, goodwill, holdings in our subsidiaries and certain other assets; and (ii) all of the assets of our U.S. subsidiary. We refer to the agreements relating to such charges and other security interests as the Security Agreements.

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

We are subject to the FDA’s medical device reporting, or MDR, regulations and similar foreign regulations, which require us to report to the FDA or foreign regulatory bodies when we receive or become aware of information that reasonably suggests that one or more of Our Products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event or malfunction, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearances, seizure of Our Products or delay in clearance or approval of RPM product.

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

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA or other applicable foreign regulatory authority and manufactured in facilities regulated by the FDA or other applicable foreign regulatory authority. Our Products are designed to test or monitor important bodily functions and processes. Any adverse effects, manufacturing defects, misuse or abuse associated with our devices could result in patient injury. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability suits. We may be subject to product liability claims if our devices cause, or merely appear to have caused, patient injury. In addition, we may be subject to claims related to the DTC market through the online marketplace that we plan to create, which will connect patients in demand for clinical services with physicians. Further, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us either as manufacturers or resellers of third-party devices. Product liability claims may be brought against us by patients, physicians, healthcare providers or others selling or otherwise coming into contact with Our Products or, while less likely, the products we resell.

In addition, we facilitate the provision of home sleep apnea test interpretation, and also plan to facilitate the provisions of prescriptions and on-line consultations via our digital health platform, the CloudPAT, by licensed physicians in line with acceptable medical standards. We take precautions to assure that all of the physicians which provide services via CloudPAT are duly licensed and intend to require all such physicians to procure appropriate professional malpractice insurance, however, there is no assurance that patients receiving such physician services, facilitated by our CloudPAT platform or other digital health platform that we may launch in the future do not suffer from malpractice by such physicians, which may be the basis for a claim against us.

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

The results of preclinical studies and clinical trials of Our Products conducted to date and ongoing or future studies and trials of our current, planned Products may not be predictive of the results of later studies or clinical trials, and interim results of a study or clinical trial do not necessarily predict final results. Our interpretation of data and results from our studies or clinical trials do not ensure that we will achieve similar results in future studies or clinical trials in other patient populations. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials.

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

We plan to develop and manufacture additional products and applications using our PAT technology and additional technologies, continue enhancing our existing line of products and further develop and enhance our digital health platform in order to remain competitive. There is no certainty that we will meet the technological, clinical and regulatory requirements or any other requirements applicable to the development process of such new products or applications. In addition, we may not have the financial resources necessary for the completion of such development. If we fail to develop additional products and applications, enhance our existing line of products or further develop and enhance our digital health platform in a manner that is acceptable to our partners and consumers, it may have an adverse effect on our competitive position, reputation, growth prospects and business results, and our operating results may decline or fail to grow as expected. In addition, if we fail to develop and deploy new products, enhancements of Our Products and our digital health platform on a timely basis or if we fail to gain market acceptance of our new products, our revenues may decline and we may lose market share to our competitors.

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

We currently generate a substantial portion of our revenues in U.S. dollars whereas we currently incur a significant portion of our expenses in other currencies, predominantly NIS. Since our functional and reporting currency is the U.S. dollar, our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which we transact business. For example, during 2020 and 2019, we witnessed a strengthening of the average exchange rate of the NIS against the U.S. dollar, which increased the U.S. dollar value of Israeli expenses. If the NIS strengthens against the U.S. dollar, as it did in 2020 and 2019, the U.S. dollar value of our Israeli expenses, mainly personnel and facility-related, will increase. It is possible that such fluctuation of the average exchange rate of the NIS against the U.S. dollar may continue in 2021, including as a result of the effect of the continued coronavirus outbreak on global economy, including on currencies exchange rates. While we engage, from time to time, in currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, we cannot guarantee that such measures will adequately protect us against currency fluctuations in the future. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on our operating results and financial condition.

Changing or severe global economic conditions may materially adversely affect our business.

Our business and financial condition are affected by global economic conditions and their impact on levels of spending by customers, which may be disproportionately affected by economic downturns. The global economy is subject to uncertainties surrounding its strength in many regions. For example, the continued outbreak of the coronavirus is affecting the global economy and international trade (see also above under “Natural disasters and other states of emergency, such as the novel coronavirus outbreak could adversely impact our business, financial condition and results of operations”) and, at this point in time, there is still significant uncertainty relating to the potential continued effect thereof on our business. In addition, the tariffs and other trade barriers placed by states world-wide, including the United States, certain European states and China, may adversely affect international trade and we cannot predict the implications of such barriers on our business. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit or concerns about restraints on credit. Should an economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their spending significantly, which could result in reductions in sales of Our Products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

Our success largely depends on our ability to retain and attract qualified senior management, in particular Mr. Gilad Glick, our President and Chief Executive Officer, as well as on our ability to retain and attract qualified personnel, including personnel with expertise in research and development and sales and marketing, and to effectively provide for the succession of senior management. There is intense competition from numerous biotechnology, medical device and other companies seeking to employ qualified individuals in the business fields in which we operate, and we may not be able to attract and retain the qualified personnel necessary for the achievement of our business objectives.

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

The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error are constantly evolving. Computer hackers and others routinely attempt to breach the security of high profile companies, governmental agencies, technology products, services and systems. Such risk may be enhanced if a significant portion of our personnel were to work remotely, as is currently done due to the coronavirus continued outbreak.

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

We are subject to strict data privacy laws and regulations in the United States, European Union and other jurisdictions in which we operate, governing the collection, transmission, storage and use of data and personally identifying information, such as the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which we refer to collectively as HIPAA, in the United States and the General Data Protection Regulation, or GDPR, in Europe. Any breach, unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under data privacy laws and regulations, disruption of our operations, including delays in our efforts to obtain regulatory clearances or approvals of Our Products, criminal penalties or civil liabilities, any of which would damage our reputation and adversely affect our business. See also below under “Risks Related to Our Industry—Privacy regulations may impose costs and liabilities on us, limit our use of information, and adversely affect our business.”

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

Our ability to deliver and facilitate services through our cloud-based CloudPAT digital health platform or future digital health platforms that we may launch, is dependent, in part, on the development and maintenance of the infrastructure of the Internet, telecommunications services, cloud services and other third-party services. This includes maintenance of a reliable infrastructure and network connection with the necessary speed, data capacity and security for providing reliable Internet access and services.

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

As part of our growth strategy, we intend to evaluate and may pursue acquisitions of, or significant investments in, complementary companies or technologies to increase our technological capabilities and expand our product offerings. For example, in January 2021, we acquired the technology and assets of Spry Health, Inc. a U.S.-based company that developed a wrist-based medical grade RPM solution. Acquisitions and the successful integration of new technologies, products, assets or businesses that we may acquire in the future will require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Other risks typically encountered with acquisitions include disruption of our ongoing business; difficulties in integration of the acquired operations and personnel; inability of our management to maximize our financial and strategic position by the successful implementation or integration of the acquired technology into our product offerings; being subject to known or unknown contingent liabilities, including taxes, expenses and litigation costs; and inability to realize expected synergies or other anticipated benefits which may, among other things, also lead to goodwill impairments or other write-offs. We cannot assure you that we will be successful in overcoming these risks or any other problems we may encounter in connection with potential future acquisitions. Our inability to successfully integrate the operations of an acquired business, including a successful implementation of the technologies we acquire, and realize anticipated benefits associated with an acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions or other strategic transactions may also result in dilution to our existing shareholders if we issue additional equity securities as consideration or partial consideration as well as in the incurrence of indebtedness if we borrow funds to finance such transactions.

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

We may require additional funds to support our strategy and long-term plans, and, if additional funds are not available, we may need to significantly scale back or even cease our planned expansion activities.

We plan to expand our business, which would require us to increase our investment in research and development as well as require expansion of our sales and marketing activities, including investing significant resources in further developing our sales work force and in obtaining insurance reimbursement of Our Products in additional territories, to support and drive our sales and marketing efforts. We may also need to invest in expansion through acquisitions or investment in complementary businesses and technologies. Our ability to take these and other actions may be limited by our available liquidity. As a result, in the future, we may seek additional financing to meet our working capital and capital expenditure requirements.

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

The patent application and approval process is expensive and time-consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, due to the extensive time needed to develop, test and obtain regulatory approval for Our Products, any patents that protect Our Products may expire early during commercialization. For example, our original United States patent and corresponding foreign patents, covering our PAT-based technology and certain embodiments thereof, expired during 2017. Since Our Products have undergone substantial development since then, we believe they should be protected by newer patents. However, we cannot be sure that these patents will be commercially useful in protecting our technology and, even if they are, our granted patents and any patents issued from our currently pending patent applications, should they issue without terminal disclaimers or other term shortening restrictions, are scheduled to expire between 2021 and 2037. This may reduce or eliminate any market advantages that such patents may give us. Following patent expiration, we may face increased competition through the entry of competing products into the market and a subsequent decline in market share and profits.

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

Our Products are regulated as medical devices. Accordingly, our existing Products and operations are, and new RPM product and operations will be, subject to extensive regulation by governmental authorities such as the FDA in the United States, the European Union National Competent Authorities of the Member States of the European Economic Area, or EEA, and numerous other national or state governmental authorities in the countries in which we manufacture and sell Our Products. These regulations govern, among other things, the research, testing, manufacturing, safety, clinical efficacy, effectiveness and performance, product standards, packaging requirements, labeling requirements, import/export restrictions, storage, recordkeeping, promotion, distribution, production, post-marketing surveillance and handling of complaints, tariffs, duties and tax requirements. Our Products and operations are also often subject to the rules or norms of industrial standards bodies, such as the International Standards Organization, or ISO, or the rules of associations of healthcare professionals.

In the United States, Our Products are medical devices subject to regulation by the FDA pursuant to its authority under the federal Food, Drug and Cosmetic Act, or FDCA, and its implementing regulations. In addition, our WatchPAT ONE is subject to regulation by the Federal Communications Commission, or the FCC and future products, or components thereof, may also be subject to other regulatory requirements, including regulation by the FCC. Many of the laws and regulations applicable to Our Products in other countries, such as the EU Medical Devices Regulation, or MDR, are generally comparable to those of the FDCA in their aim to ensure safety and effectiveness of medical devices, but the applicable standards and proceedings are not globally harmonized. Currently, Our Products comply with MDD – EU Medical Device Directive, based on our current CE certificate and we are working toward compliance with MDR in due course, including, with MDR requirements with respect to post market surveillance, vigilance, registration of economic operators and of devices. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA and other regulators enforce these regulatory requirements through, among other means, periodic unannounced inspections. There appears to be a trend toward more stringent regulatory oversight throughout the world. We do not anticipate this trend to diminish in the near future. Due to the movement towards harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide harmonized regulatory system, while such harmonized regulatory system would not necessarily preclude state specific requirements with which we may have to comply. We cannot predict the timing of this harmonization and its effect on us. The changing regulatory environment may have a material impact on existing device marketing authorizations as well as future device registration applications, requirements and timing, which may, in turn, have material impacts upon our ability to continue or begin to market existing and new devices. Our failure to obtain or maintain regulatory clearances and approvals and to ensure compliance with regulatory requirements could negatively affect our business.

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

Countries outside of the United States regulate medical devices in a manner similar to that of the FDA. The marketing and distribution of Our Products in the European Union, for example, is subject to the European Union’s Medical Device Directive described above. Devices that comply with the requirements of the Medical Devices Directive are entitled to bear the CE conformity mark, or the CE Mark, indicating that the device meets minimum standards of performance, safety and quality (i.e., the essential requirements) and, accordingly, can be commercially distributed throughout the EEA, Turkey and other countries outside Europe that have accepted the CE marking as a certification of efficiency and safety of medical devices. In Japan, we must comply with Japan’s Pharmaceuticals and Medical Devices Act, or the PMD Act, and are subject to the Pharmaceutical Medical Devices Authority, or the PMDA, the regulatory body supervising and regulating the marketing and sale of medical devices such as Our Products. We currently hold PMDA authorizations to market and sell our WatchPAT200 Unified, WatchPAT 300 and EndoPAT 2000 in Japan. Such authorizations are held by an in-country representative, also known as MAH/ D-MAH, with whom we maintain a contractual engagement.

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

In addition, the FDA or other regulatory authority may change its clearance or approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance or approval of our new RPM product under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain our clearances of our current products.

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

From time to time, legislation is drafted and introduced in various countries that could significantly change the statutory provisions governing the regulation of medical devices. In the U.S., the FDA may change its clearance and approval policies, adopt additional regulations or amend existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development or impact our ability to modify our currently cleared products on a timely basis. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intended to take to modernize the premarket notification pathway under Section 510(k) of the Federal Food, Drug, and Cosmetic Act. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, restrict our ability to maintain our current clearances or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as recommended testing methods, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and Our Products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute Our Products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of Our Products; or additional record keeping. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, the results of the 2020 U.S. Presidential Election may impact our business and industry. Namely, the Trump administration took several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict whether or how these orders will be implemented, or whether they will be rescinded and replaced under the Biden administration. The policies and priorities of the new administration are unknown and could materially impact the regulations governing Our Products. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing clearances or approvals that we may have obtained and we may not achieve or sustain profitability.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the MDD and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The Medical Devices Regulation was meant to become applicable three years after publication (in May 2020). However, on April 23, 2020, the European Council and Parliament adopted Regulation 2020/561, postponing the date of application of the Medical Devices Regulation by one year (to May 2021). Once applicable, the Medical Devices Regulation will among other things: Once applicable, the new regulations will among other things:

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

The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels; statutory, regulatory and policy changes; ability to hire and retain key personnel and accept the payment of user fees; and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

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

Separately, in response to the global pandemic of novel coronavirus, on March 10, 2020 the FDA announced its intention to postpone inspections of foreign manufacturing facilities and products, and subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the coronavirus pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We expect the healthcare industry to face increased limitations on coverage and reimbursement by third-party payors as a result of healthcare reform, which could adversely affect how much or under what circumstances healthcare providers will order or administer tests using Our Products.

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

There have been a number of significant changes to the ACA and its implementation. By way of example, the Tax Cuts and Jobs Act of 2017, or Tax Act, effective January 1, 2019, included a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit Court of Appeals also struck down the individual mandate and remanded to the Northern District of Texas the decision as to whether the remainder of the ACA is valid. The Supreme Court of the United States granted certiorari on March 2, 2020, and held oral argument on November 10, 2020, and the case is expected to be decided by mid-2021. It is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, reduced Medicare payments to providers by 2% per fiscal year. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended these reductions from May 1, 2020 through March 31, 2021, and extended the sequester by one year, through 2030. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and implemented fixed annual updates and a new system of incentive payments that began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. It is unclear what effect new quality and payment programs, such as MACRA, may have on our business, financial condition, results of operations or cash flows.

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

We are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which we sell, market and distribute Our Products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry (e.g., healthcare providers, physicians and third-party payors), are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. These laws impact, among other things, our sales, marketing, support and education programs and constrain our business and financial arrangements and relationships with third-party payors, physicians and other customers, and marketing partners, and include, but are not limited to, the following:

•	the United States federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order, or arranging for or recommending the purchase, lease or order of, any item or service, for which payment may be made, in whole or in part, under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties, plus up to three times the remuneration involved. Violations of the Federal Anti-Kickback Statute can also result in criminal penalties, including criminal fines and imprisonment. In addition, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•	the United States federal false claims laws, including the civil False Claims Act (which can be enforced through “qui tam,” or whistleblower actions, by private citizens on behalf of the federal government), which prohibits any person from, among other things, knowingly presenting, or causing to be presented false or fraudulent claims for payment of government funds or knowingly making, using or causing to be made or used, a false record or statement material to an obligation to pay money to the government or knowingly and improperly avoiding, decreasing or concealing an obligation to pay money to the United States federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. DME companies that submit claims directly to payors may be liable under the False Claims Act for the direct submission of such claims. When an entity is determined to have violated the federal civil False Claims Act, the government may impose civil fines and penalties ranging from for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

•	HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for healthcare benefits, items or services by a healthcare benefit program, which includes both government and privately funded benefits programs. Similar to the United States federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	the Physician Payments Sunshine Act, created under the ACA, implemented as the Open Payments program, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments made in the preceding calendar year and other transfers of value to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022 for payments made in 2021, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners. Violations of the Physician Payments Sunshine Act may result in annual civil penalties of up to $1,150,000, adjusted annually, for payments omitted from each annual report;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers; and

•	analogous state and foreign laws and regulations, including state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require medical device companies to comply with the medical device industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the United States federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require drug and device manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws that require the licensure of sales representatives; and state laws related to insurance fraud in the case of claims involving private insurers.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare or medical device company may fail to comply fully with one or more of these requirements. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities may conclude that our business practices, including, without limitation, our Cost per Test sales model, the Turnkey model, the DTC market model, rebates, competitive trade-in programs and other sales and marketing practices, or co-marketing arrangements, do not comply with applicable fraud and abuse or other healthcare laws and regulations or guidance. Further, despite our efforts, we have not timely reported certain of our payments to covered recipients under the Physician Payments Sunshine Act and similar state laws. We therefore may be subject to the civil penalties described above.

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

In the United States, we are subject to data protection laws (i.e., laws and regulations that address data privacy and security) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business. For instance, California enacted the California Consumer Privacy Act, or CCPA, on June 28, 2018, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act, or CPRA, recently passed in California will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions of CPRA will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. The CCPA and the CPRA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. State laws governing the privacy and security of health information, many of which differ from each other in significant ways and may not have the same effect, may complicate our compliance efforts.

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

Internationally, many jurisdictions have or are considering enacting privacy or data protection laws or regulations relating to the collection, use, storage, transfer, disclosure and/or other processing of personal data, as well as certification requirements for the hosting of health data specifically. Such laws and regulations may include data hosting, data residency or data localization requirements (which generally require that certain types of data collected within a certain country be stored and processed within that country), data export restrictions, international transfer laws (which prohibit or impose conditions upon the transfer of such data from one country to another), or may require companies to implement privacy or data protection and security policies, enable users to access, correct and delete personal data stored or maintained by such companies, inform individuals of security breaches that affect their personal data or obtain individuals’ consent to use their personal data. For example, the GDPR became effective on May 25, 2018, and European legislators are now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). The GDPR, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, imposes more stringent European Union data protection requirements and provides for significant penalties for noncompliance. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. Additionally, from January 1, 2021, we have to comply with the GDPR and the United Kingdom GDPR or the UK GDPR, which together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law, with each regime having the ability to fine up to the greater of €20 million/ £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes will lead to additional costs and increase our overall risk exposure. Currently there is a four to six-month grace period agreed in the EU and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest, whilst the parties discuss an adequacy decision. The European Commission published a draft adequacy decision on February 19, 2021. If adopted, the decision will enable data transfers from EU member states to the United Kingdom for a four-year period, subject to subsequent extensions.

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

The market prices of our ordinary shares and ADSs have been, and may in the future be, highly volatile and fluctuate substantially. For example, since the listing of our ADSs on Nasdaq in February 2019, the market price of our ADSs on the Nasdaq Capital Market varied between a high price of $29.00 and a low price of $7.95. Numerous factors, many of which are beyond our control, may cause our market price and trade volume to fluctuate and decrease in the future, including the following factors:

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

In addition, the stock markets have experienced and may continue to experience extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares and ADSs, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

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

As of March 17, 2021, our directors and executive officers beneficially owned approximately 9.4% of our outstanding ordinary shares (or, when taken together with the holdings of Viola and MS Pace LP, which were affiliated with certain of these directors, approximately 22.0% of our outstanding ordinary shares). As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to a shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers or other purchases of our ordinary shares and ADSs that might otherwise give our shareholders and ADS holders the opportunity to realize a premium over the then-prevailing market price for our securities and, as a result, may also adversely affect the price of our ordinary shares and ADSs.

In addition, in connection with the public offering we completed in February 2021, certain of our shareholders and ADS holders, directors and executive officers, who beneficially own, in the aggregate, approximately 16.2% of our outstanding ordinary shares, have agreed not to sell any of our ordinary shares or ADSs without the prior written consent of the representatives of the underwriters until May 10, 2021. The representatives of the underwriters may, however, in their sole discretion and without notice, release all or any portion of these securities from the restrictions in the lock-up agreements. After these agreements expire, these securities will be eligible for sale in the public market and if these shareholders or holders of our options or RSUs sell substantial amounts of our ordinary shares or ADSs, the market price of our ordinary shares and ADSs may be adversely affected. Any substantial sales of our ordinary shares or ADSs in the public market might also make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms we deem appropriate.  Even if there are not a substantial number of sales, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our ordinary shares and ADSs.

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

We would be a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization and the composition of our income, assets and operations, believe that we were not a PFIC for 2020 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate fair market value of our assets (including the fair market value of our unbooked goodwill and going concern) for purposes of the PFIC determination will generally be determined by reference to the public price of our ADSs, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for 2020 or will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation— United States Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds ADSs.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). In addition, because our group includes one or more United States subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFCs, regardless of whether or not we are treated as a CFC. A United States shareholder of a CFC may be required to report annually and include in its United States taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in United States property by CFCs, regardless of whether we make any distributions. An individual who is a United States shareholder with respect to a CFC generally is not allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a United States corporation. Failure to comply with these obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s United States federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as CFCs or whether such investor is treated as a United States shareholder with respect to any such CFCs or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in the ADSs.

The market price of our ordinary shares and ADSs could be negatively affected by future sales of our ordinary shares and ADSs.

As of March 17, 2021, we had approximately 491.6 million ordinary shares issued and outstanding (including ordinary shares underlying the ADSs) and approximately 55.3 million of additional ordinary shares which are issuable upon exercise of outstanding warrants, stock options and vesting of RSUs. The issuance of a significant amount of additional ordinary shares or ADSs on account of these outstanding securities will dilute our current shareholders’ holdings and may depress the price of our ordinary shares and ADSs.

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

In 2015, we agreed to grant Viola, our largest shareholder, registration rights that require that we register under the Securities Act the resale of their shares into the public markets. Viola exercised its registration rights with respect to certain of the ordinary shares in the framework of the underwritten public offering we completed in February 2021 and they continue to be eligible to these registration rights with respect to the ordinary shares they continue to hold, subject to certain exceptions. The market price of our ordinary shares and ADSs may be adversely affected when the restrictions on resale by our existing shareholders lapse and these shareholders are able to sell our ordinary shares or ADSs into the market or, in the case of Viola, if Viola were to exercise its registration rights. In connection with our registered public offering in February 2021, we and certain of our shareholders and ADS holders, directors and officers have agreed not to sell any of our ordinary shares or ADSs without the prior written consent of the representatives of the underwriters until May 10, 2021. The representatives of the underwriters may, however, in their sole discretion and without notice, release all or any portion of these securities from the restrictions in the lock-up agreements. After these agreements expire, these securities will be eligible for sale in the public market.

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

We have in the past received, and in the future may apply for, royalty-bearing grants from the Israeli Government’s Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry), or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation in Industry, 1984 (formerly known as the Law for Encouragement of Research and Development in Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. The terms of the IIA grants limit our ability to manufacture products outside of Israel or transfer technologies to any third party if such products or technologies were developed using know-how developed with or based upon IIA grants. Under the R&D Law, we are prohibited from manufacturing products developed using these grants outside of the State of Israel without special approvals. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased and we may be required to pay up to three times the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for those products or technologies.

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

As of December 31, 2020, we have received royalty-bearing grants from the IIA in a total amount of $1.08 million (including interest accrued through December 31, 2020) for the development of EndoPAT 3000 (the development of which was discontinued before its completion with no sales to date). In 2009, the IIA notified us that under the terms of such grant, we must pay royalties on the sale of all of Our Products commencing as of 2012. We believe that under the terms of the said grant we are not required to repay these grants to the IIA from the sale of our past and currently marketed products. There is no assurance that we will prevail in our efforts opposing the IIA’s position. In 2021, we began selling our newly developed EndoPATX, for which we received authorization to affix a CE mark. We developed EndoPATX using some of the know-how developed under the EndoPAT 3000 grant program, and therefore anticipate paying royalties on sales of EndoPATX against the grants received for the development of EndoPAT 3000.

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

Our registered office address is 9 Halamish Street, Caesarea 3079883, Israel and our telephone number is +972-4-6177000. Our agent for service of process in the United States is Itamar Medical, Inc., which maintains its principal offices at 3290 Cumberland Club Drive, Atlanta, GA 30339 and its telephone number is 1-888-748-2627.

Our website address is www.itamar-medical.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

Recent Business Developments

Below is a summary of important business developments in Itamar Medical since January 1, 2020:

•	In February 2021, we completed a registered public offering of 3,506,499 ADSs at a price of $22.75 per ADS. We sold 2,196,499 ADSs and one of our shareholders, Viola Growth 2 A.V. Limited Partnership (the “Selling Shareholder”), sold 1,310,000 ADSs in the offering. The gross proceeds to us from the offering were approximately $50.0 million and the gross proceeds to the Selling Shareholder from the offering were approximately $29.8 million. For additional details, see Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

•	In January 2021, we announced our acquisition of the technology and assets of Spry Health, Inc., or Spry, a developer of the Loop device, which is FDA-cleared. The Loop device is a wrist device measuring and recording physiological parameters, such as SpO2, respiration rate and heart rate. The device transmits the data to a web server for remote review by a clinician. Through the combination of our PAT technology and the Loop technology, we intend to bring to market a device for continuous RPM of sleep apnea. We plan to commence development of this device during 2021, with an initial market launch anticipated in 2022.

•

During March 2021, we, Soclean Inc. and its wholly owned subsidiary, have signed a mutual release terminating the previously announced collaboration agreement intended to offer WatchPAT ONE and other digital health services through DTC channels to the U.S. sleep apnea market.

•	In February 2020, we completed a registered public offering of 2,927,267 ADSs at a price of $13.75 per ADS, for total gross proceeds of approximately $40.25 million. For additional details, see Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Principal Capital Expenditure and Divestitures

During the year ended December 31, 2020, our capital expenditures and capitalized development costs totaled $2.2 million, compared to $0.5 million during the year ended December 31, 2019 and $0.3 million during the year ended December 31, 2018, most of which were used for the establishment of our new production facility during the year ended December 31, 2020, purchase of production and research and development equipment, office furniture and equipment and computers and self-manufactured equipment (WatchPAT devices that are used by our customers). Except as described in this Annual Report, we have no significant capital expenditures in progress. For more information regarding the process of constructions and adjustment of our new manufacturing facilities, see under “Property, Plants and Equipment” below.

We did not affect any principal divestitures in the past three years.

B. Business Overview

Overview

We are a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. We use a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep and cardiology markets. We offer our Turnkey program to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Our key products, the WatchPAT family of products, are commercially available in major markets including the United States, Japan, and Europe

Sleep apnea is a chronic disease impacting 54 million people in the United States and 26% of adults over the age of 40 in the United States. While sleep apnea used to be perceived as a lifestyle disease, with snoring and tiredness as the main implications, it is now known to be a major underlying risk factor and disease progression accelerator for most cardiovascular diseases, and many cognitive and neurodegenerative diseases. Despite the availability of easy to use and cost-effective diagnostic technology for over a decade, approximately 80% of people in the United States suffering from sleep apnea have never been diagnosed. In recent years, awareness of the importance of sleep in general, and the devastating effects that could result from sleep apnea, has been on the rise both in medical professional circles as well as with patients.

We believe a key competitive differentiator for us is the ability to measure and help diagnose sleep apnea through our proprietary software and algorithms which analyze the PAT signal with other measurements, including actigraphy, heart rate, chest motion, body position and snoring. Our PAT technology is available throughout our prescription WatchPAT family of durable or disposable products. These simple to use, non-invasive watch-like devices utilize finger positioned bio-sensors to measure and record the patient’s PAT signal. This signal is transferred to our local software product, zzzPAT, or our cloud-based software product, CloudPAT, for analysis and reporting of sleep apnea diagnosis. These proprietary analyses’ results are automatically populated into an easy to read report that allows physicians to accurately diagnosis sleep apnea.

We keep developing our base core sleep business which consists of sleep physicians and practices, including independent diagnostic testing facilities, in order to provide services to patients who are suspected of suffering from sleep apnea. We believe that a substantial market share and broad stakeholders support from this market are required foundations for success in the Cardiology and DTC markets. We believe that the WatchPAT technology, which is backed by a large body of evidence and was described by the 2017 American Academy of Sleep Medicine, or AASM, Clinical Practice Guideline as technically adequate, is positioned as the easiest to use and most comprehensive home sleep apnea test, or HSAT, in the market. We believe that through education, local sales and support field force and continued investment in traditional and online marketing as well as solid science and innovation programs, we will continue to gain market share and position WatchPAT as a leading HSAT device.

Our multiple growth drivers are the shift to home-based care, the core sleep and cardiology markets, as well as international expansion and penetration to the DTC market. The shift to remote home-based diagnosis and care, across healthcare systems, and particularly in the sleep apnea tests’ market, accelerated by the COVID-19 outbreak during 2020, is an underlying trend that, combined with our offer of a full digital health sleep apnea solution, we believe, will continue to propel our key growth drivers, including particularly, the core sleep and cardiology markets., harnessing consumers demand for accessible solutions that bypass traditional physician referral systems.

Our comprehensive Turnkey marketing program provides a complete, end-to-end solution that combines products and access to services designed to allow any physician that does not specialize in sleep an easy-to use and accessible suite of products and services to aid in the diagnosis, transportation and handling, interpretation of the sleep study data, diagnosis, and access to third-party sleep apnea treatment device compliance data for patients that they suspect suffer from sleep apnea. We offer Turnkey primarily through our Test as a Service, or TaaS program that functions as a cost-per-test model. The medical practice or physician ordering the TaaS pays a fixed fee per HSAT, that includes all the components associated with the test, including the disposable biosensor, hardware rental fees and access to our CloudPAT platform. We may collaborate with other providers in the cardiology or sleep market to attempt to leverage their sales force presence at accounts which are of interest to us.

Our Solutions

Our prescription WatchPAT proprietary product, which reports the PAT signal by utilizing the PAT technology, is designed to enable patients to easily conduct sleep apnea tests in the comfort of their home while delivering the treating physicians with comprehensive, accurate and reliable results to aid in the diagnosis of sleep apnea. We believe that WatchPAT provides several key advantages over both PSG testing as well as other HSAT devices by offering the following key benefits: ease of use and patient comfort; accuracy; comprehensiveness; reliability; cost-effectiveness; and immediate and easy-to-read results.

We believe these advantages enable a shift in the “point of care” (the focal point at which the disease is being managed) of simple sleep apnea from sleep centers to the cardiology care point and directly to consumers. In particular, through our WatchPAT-related services, including CloudPAT, our cloud-based IT platform, and our Turnkey program, we offer physicians, including those in the cardiology market, an effective solution to manage the entire care pathway for patients suffering from sleep apnea by covering both the screening and diagnosis stage of sleep apnea, using our WatchPAT family of products, as well as, through the resale of devices of our business partners, treatment thereof.

Our Competitive Strengths

Our goal is to become a global leader in sleep apnea diagnostic aids and solutions as we continue to focus on advancing the standard of care in at-home respiratory sleep disorders. We believe that our technology platform, combined with the following competitive strengths, will allow us to grow our presence and expand our market opportunity:

•	An emerging market leader in at-home diagnosis of respiratory sleep disorders. We have developed and are commercializing a novel, non-invasive medical device to aid in the diagnosis of sleep disorders. Our market leading Turnkey is optimized in a variety of clinical environments to optimize patient care and reduce healthcare costs. We believe that we are the market leader in at-home respiratory sleep disorder diagnostic aids. We also believe we have a significant and scaled first mover advantage over competitors, as our physicians have utilized our technology for more than 1.5 million patients.

•	Proprietary technology with unique advantages over competitive devices. Our solutions leverage innovative technological advancements that we believe give us a competitive advantage in the marketplace. We believe that there are several key advantages over in-lab PSG testing as well as other HSAT devices, including ease of use, patient comfort, comprehensiveness, enhanced accuracy and reliability with immediate results. The ease of use in which we are able to measure over seven sleep parameters, including true sleep time, is unmatched by most of our competitors and a significant differentiator within the HSAT device market.

•	Significant body of clinical evidence and key opinion leader support. We have developed a significant body of clinical data that demonstrates the effectiveness, success rate and potential long-term sustained benefits of respiratory sleep disorder diagnosis with our WatchPAT family of products compared to PSG tests. Peer-reviewed study results utilizing our WatchPAT family of products have been consistent across both funded and independent clinical studies that have evaluated tests from more than nine hundred patients. In recognition of the clinical evidence, the AASM changed their clinical guidelines in March 2017 to include the elements of PAT technology as technically adequate for use in HSAT devices to diagnose obstructive sleep apnea.

•	Extensive reimbursement coverage and experience. We work closely with governmental and private payors to educate them on our innovative features, technology differentiation, and cost benefits. We also work directly with clinicians to help them understand payor requirements for Our Products. Our solutions are broadly covered and recognized by third-party payors under Current Procedural Terminology, or CPT, codes, which are used by the Medicare program to describe sleep apnea testing services and establish payment amounts for those services. The CPT code that describes HSAT services that employ PAT Technology, 95800, is listed in the 2021 Medicare Physician Fee Schedule with a Medicare payment rate that is approximately 66% greater than the Medicare payment rate for the CPT code that describes HSAT devices that do not have sleep time technology, CPT code 95806. Based on our estimates, our solutions have provider coverage for approximately 220 million lives in the United States. In addition to the United States, WatchPAT is also covered in Japan, the United Kingdom and other European regions.

•	Demonstrated healthcare systems cost savings. We believe our solutions offer meaningful cost savings for the healthcare system and patients, as compared to traditional respiratory sleep disorder diagnostic technologies. As demonstrated by the Health Provider System Study published in 2014, a transition from in-lab testing to unattended home sleep testing improved Obstructive sleep apnea, or OSA, test accessibility, reduced waiting time, and reduced overall OSA diagnosis costs while maintaining patient satisfaction.

•	Strong research and development activities. We are committed to continued technology innovation and investment which will allow us to achieve significant product improvements. For example, in 2019 we began commercializing in the United States our WatchPAT ONE, our latest innovation of the WatchPAT technology that we believe is the first fully disposable HSAT which is in line with AASM guidelines. The WatchPAT ONE is indicated as a diagnostic aid for the detection of sleep related breathing disorders, sleep staging, snoring level and body position.

Our Growth Strategy

Our goal is to become a world leader in innovative technology platforms for home-based sleep apnea diagnostic aids and solutions. To that end, we focus on multiple growth drivers, including, the core sleep market, the cardiology call point, international expansion and penetration to the DTC market. The key elements of our strategy include:

•	Expand our market presence and focus on our primary call-points. We plan to leverage our technology platforms to focus on capitalizing on our main immediate markets:

•	Core sleep market. We will continue to call on sleep physicians and practices, including independent diagnostic testing facilities, in order to serve patients suspected of suffering from sleep apnea.

•	Cardiology market. According to published literature there are approximately 92 million cardiovascular patients in the United States, of which approximately 40-60% are estimated to suffer from sleep apnea. We will continue to call on cardiologists and cardiology practices, leveraging our digital health platforms and partnerships to facilitate the care continuum at the cardiology care point.

•	Countries outside of the United States. We will continue to build relationships with local channel partners as well as establish, and expand upon existing, foreign strategic collaborations with international companies.

•	Direct to consumer market. in an attempt to circumvent the barriers of traditional healthcare systems and increase consumer awareness and adoption we plan to identify partners and form collaborative relationships with partners who have direct to consumer scale and demonstrated marketing expertise. We plan to service this market by highlighting the advantages of our digital health platforms and our market specific WatchPAT ONE, our disposable home sleep apnea test device.

•	Position Our Products as the leading sleep apnea solution for cardiologists. We intend to continue to capitalize on the linkage between sleep apnea and cardiovascular disease by adding a point of early diagnosis for sleep apnea at both the cardiology care point and at home. We plan to continue promoting our WatchPAT family of products and the CloudPAT and SleePath digital health platforms to cardiologists. We will continue to streamline sleep apnea screening, diagnosis therapy and compliance monitoring with our comprehensive Turnkey program. We will continue collaborations with IDTFs and DME service providers and CPAP data sharing and integration with Philips and ResMed Inc., or ResMed, to maintain a high degree of product availability and benefit patients throughout the continuum of care.

•	Commercialize our technology platforms through expansion of our sales force and enhanced strategic relationships. We currently maintain a direct sales force in the United States and indirect sales channels through distributors in Europe, Japan and Asia Pacific. We intend to continue focusing on commercializing our technology platforms by expanding our United States sales and marketing infrastructure and broadening our reach into additional markets and countries. As of December 31, 2020, we had 33 territories (Including three verticals — Kaiser, VA and Dental) in the United States, which are supported by 43 employees in our United States direct commercial organization, and we plan to open ten additional territories by the end of 2021. We also maintain strategic relationships with various third parties, such as Philips in Japan. We will continue expanding our strategic collaborative relationships to increase adoption of our technology.

•	Broaden Medical Insurer Coverage. We seek to continue our efforts in securing broad and differentiated insurance reimbursement for our WatchPAT family of products in the United States and internationally. We plan to leverage data demonstrating the health economic benefit of integrating sleep apnea management to the cardiovascular care pathway to enable innovative payor programs.

•

Invest in Research and Development. We will continue to make investments in research and development to enhance our WatchPAT family of products, develop additional applications and indications using our proprietary technologies, develop additional technologies and products. For example, we plan to launch and offer a new version of the Loop device for continuous RPM of sleep apnea, utilizing the assets and technology acquired from Spry Inc. We also plan to expand on our compendium of clinical evidence to substantiate our claims, enhance our CloudPAT and SleePath platforms, and develop further innovative digital health platforms.

•	Pursue Strategic Acquisitions and Investments. As part of our growth strategy, we intend to evaluate and may pursue acquisitions of, or significant investments in, complementary companies or technologies to increase our technological capabilities and expand our product offerings.

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

Remote Patient Monitoring, RPM

We believe that enabling RPM for patients suffering from Sleep Apnea, will allow physicians to better understand the accumulated burden of disease on the patient heart and vascular systems, as well as the effectiveness of the various sleep apnea therapeutic modules available in the market. We also believe our RPM solution can be offered to COPD patients. We believe that the Loop device technology, combined with our core expertise around PAT technology, form the foundation for continuous sleep apnea monitoring, which still need to be proven and receive regulatory clearance for such indication. We anticipate commencing development of a new wrist-worn Loop device in 2021, with initial market launch timing anticipated in 2022.

Direct to Consumer Market Overview

We believe the raising awareness of sleep apnea and its adverse health effects, combined with consumer demand for cost effective, accessible solutions, may be helpful in overcoming inefficiencies in traditional healthcare provider systems, may represent an opportunity for us to enhance the sales of our technology platform directly to consumers. We believe that this opportunity may accelerate given the shift to remote home based diagnosis, propelled by the effects of the COVID-19 pandemic, whereby patients and physicians may tend toward reducing patient visits to labs and clinics and prefer to explore alternative at home diagnosis options and the growing trend of patient consumerism and cash-based care.

In this market we plan to offer through channel partners, who have traditional and on line consumer market presence, a full digital health sleep apnea solution for the patient, at the comfort of their home. We plan to address this market with our prescription WatchPAT 300 device as well as the WatchPAT ONE fully disposable prescription device, combined with our CloudPAT and SleePath digital care continuum management assets.

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

We believe that our digital health platform can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner which we believe will make our offering successful in this new market and will position the company for new growth opportunities. Following the mutual release and termination of our collaboration agreement with our DTC partner, a wholly owned subsidiary of SoClean Inc, in March 2021, we plan to identify and engage with alternative channel partners who have a presence in the DTC market.

Our Products and Services

The WatchPAT Family of Products

Overview. Our prescription WatchPAT sleep apnea test line of products, the first generation of which received its initial United States Food and Drug Administration, or FDA, clearance in 2001, is a watch-like wrist-mounted device with one or two (depending on the model of the WatchPAT product) single-use disposable bio-sensors connected to the patient’s fingers, designed to non-invasively record, measure and analyze the Peripheral Arterial Tone through digital pulse volume change, or changes in arterial blood volume using the PAT technology.

The product is based on our proprietary, clinically validated PAT technology, which reports the PAT signal, and analyzes it for diagnostic purposes. The PAT signal displays changes in the patient’s peripheral arterial pulse volumes as well as various parameters of arterial activity. These arterial activity parameters accurately reflect the patient’s sympathetic nervous system (autonomous (involuntary) nervous system) activity. The WatchPAT continuously records and interprets the autonomic or involuntary nervous system activation during sleep, as displayed by the PAT signal reported by our PAT technology. The PAT probe uses optical sensors to non-invasively measure the changes in arterial blood volume while applying sub-diastolic pressure on the distal two thirds of the finger, including the tip. The pressure fields reduce the arterial wall tension and generate a greater dynamic range of the measured PAT signal and improved sensitivity to changes in the signal amplitude.

With the original models of the WatchPAT, the patient had an additional oximetry sensor attached to another finger measuring blood oxygen saturation. In 2014, we introduced WatchPAT 200 Unified, which allows our proprietary sleep apnea test to be performed using only a single finger to collect both oximetry and PAT signal data in a unified probe. In the year ended December 31, 2018, the WatchPAT 200 Unified was our main product offering. In March 2019, we introduced the WatchPAT 300, a new generation of the WatchPAT line of products, which, among other things, is designed to expedite data transfer and allow the use of a lighter and smaller watch. In June 2019, we received FDA clearance for our WatchPAT ONE, which, to our knowledge, is the first disposable HSAT diagnostic aid on the market, which complies with AASM guidelines. The WatchPAT ONE collects the same data as the WatchPAT 200 Unified and WatchPAT.

The following pictures depict the WatchPAT 300 device:

The following pictures depict the WatchPAT ONE device:

Key Features

The key features of WatchPAT are as follows:

•	Single-use disposable bio-sensor. WatchPAT 300 and WatchPAT 200 Unified employs a single-use disposable finger bio-sensor to derive the PAT signal. The bio-sensor is built of external hard shell and sensitive internal membrane that create blood pooling in the finger circulation as well as sensitive optical sensors designed to accurately measure changes in blood volumes and oxygen levels.

•	Reusable WatchPAT 200 Unified and WatchPAT 300 devices. Except for the bio-sensor, the WatchPAT 200 Unified and WatchPAT 300 devices are reusable and returned to the physician or clinic after patient use.

•	Data processing. The data acquired by the various sensors is automatically processed by our proprietary algorithm and a final report is automatically generated to the physicians through local or cloud-based software.

•	Seven channels. WatchPAT is designed to measure seven unique parameters, also known as channels:

•	PAT signal.

•	Oximetry — the measurement of oxygen levels in the blood.

•	Actigraphy — the measurement of body movement while sleeping. WatchPAT actigraphy is equipped with adaptive algorithms that prevent detection of severe apneic events, such as wakefulness.

•	Heart Rate — the number of heart beats per minute while sleeping.

•	Body Position — notes whether the patient is asleep on back (supine), front (prone) or side, all of which influence sleep apnea.

•	Snoring Intensity — loud snoring is a major indicator of sleep apnea.

•	Chest Motion — three axial movement of a point on the chest, just under the sternum notch, during the breathing cycle.

•	Rich Data Output. WatchPAT uses the seven channels of patient data and our proprietary algorithms to process and provide the physicians various data outputs to aid their diagnosis, including:

•	True Sleep Time — WatchPAT reports both True Sleep Time and basic Hypnogram (also known as sleep architecture), even though it does not employ the traditional airflow and chest and abdominal effort belts channels nor the electroencephalograph, or EEG, and eye movement detectors used in some other HSAT devices.

•	Apnea/Hypopnea Index, or AHI, and RDI — WatchPAT provides information on AHI and RDI, the clinically accepted indices that determine the severity of sleep apnea.

•	Central Sleep Apnea, or CSA. — With our Central Plus module, WatchPAT can also provide quantification of AHI, which is the portion of events per hour that are identified as CSA and percent of sleep time with Cheyne- Stokes Respiration.

•	Oxygen Desaturation Index, or ODI — WatchPAT provides information on ODI, which is the total number of blood oxygen saturation drops per hour of sleep, as well as statistics about the blood oxygen saturation statistics throughout the night.

•	Sleep Stages and Architecture — WatchPAT provides information on the cyclical pattern of sleep stages, summarized in a chart called a hypnogram, which differentiates between the non-REM stages of light sleep, deep sleep and REM (rapid eye movement) sleep. REM related sleep disorders are associated with significant higher risk for hypertension.

•	Sleep Fragmentation — WatchPAT detects repeated short interruptions of sleep throughout the night.

•	Other — WatchPAT provides data on outputs of various other channels, including heart rate, body position and snoring intensity.

Key Benefits of WatchPAT

We believe that WatchPAT has several key advantages over in-lab PSG testing and competing HSAT products by providing the following key benefits:

•	Ease of Use and Patient Comfort. Composed of a simple wrist worn watch-like device with one finger probe (in the WatchPAT 200 Unified, WatchPAT 300 and WatchPAT ONE models), the prescription WatchPAT was specifically designed for home sleep apnea testing for appropriate patients with minimal patient education. As such, we believe it is easy and intuitive to operate for patients, equipped with validated automated scoring algorithms that reduces time of processing and analyzing the raw data collected to few minutes, compared with manual scoring that we estimate takes on average between 30 to 40 minutes. We estimate that these advantages also translate to a test completion rate of 98%, compared with other HSAT devices that have estimated completion rates of 80%.

•	Accuracy. Based upon, among other things, several studies, including a meta-analysis study, we believe that the WatchPAT offers accuracy that, while not equivalent, presents a viable alternative to in-lab PSG for confirmation of clinically suspected sleep apnea. In addition, our WatchPAT devices have several features that are provided by in-lab PSG but we believe are lacking in most traditional HSATs, including:

•	The ability to accurately report sleep apnea indicis using True Sleep Time, not just Total Recording Time like in traditional HSATs. Using True Sleep Time as a denominator for sleep apnea indicis is important for patients who tend to wake up frequently during the night or suffer from insomnia; and

•	The ability to detect sleep stages, with a focus on REM sleep. The diagnosis of REM related sleep patients can be missed because their overall AHI is low, whereas their REM-related AHI is high. According to one study from 2014, if REM related sleep apnea is left untreated, it is associated with up to a 24% increase in risk for hypertension.

•	Cost. The total cost of a WatchPAT test is less expensive for third-party payors than an overnight sleep center test. We estimate that PSG testing is reimbursed by Medicare in the United States at an approximate range of between $600 and $1,100, compared to HSAT tests described by codes 95800 and 95806 that are reimbursed by Medicare at an approximate range of between $120 and $170 and, consequently, the deductible to the patient for HSATs is lower. We believe this cost advantage to payors and patients will help drive market penetration.

•	Provides Immediate and Easy-to-Read Results. Most in-lab PSG and HSATs require a sleep technician to review and interpret the raw data recording and identify areas of poor signals, wakefulness and other technical issues related to nasal cannula motion. The WatchPAT is designed to provide validated automated reports, without the need for the additional step of a sleep technician’s review.

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

WatchPAT Related Services and Accessories

Trunkey Solution. Our Turnkey program aims to provide a complete sleep apnea management solution to cardiology customers, either at the cardiology center or through third-party service providers. The key components of our Turnkey program, which is currently offered only in the United States, include:

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

WatchPAT Direct. WatchPAT Direct is a set of logistic support services that we offer from our service center in Atlanta, Georgia. These services follow the prescription orders and include the coordination and delivery of the WatchPAT to the patient and the shipment back to our service center in Atlanta. Once the device is returned the data from the device is downloaded and delivered to an assigned physician for interpretation, WatchPAT Direct is currently offered only in the United States and UK.

Our digital health platforms and services

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

The EndoPAT

The EndoPAT device, the first generation of which received FDA clearance in 2003, is designed to diagnose endothelial function by measuring the ability of blood vessels to dilate as a response to shear stress, or other stimuli, in order to accommodate increased blood flow. The endothelium is the inner lining of all blood vessels regulating their function and ability to dilate or constrict. The EndoPAT device uses our PAT technology to measure the ability of blood vessels to dilate after an artificially created CVD. In the United States, EndoPAT has no reimbursement and is sold primarily for research purposes. We anticipate that, in 2020, we will begin selling our newly developed EndoPATX for which we received authorization to affix a CE mark.

RPM solutions - the Loop device

The Loop device, which received FDA clearance in 2019, is a wrist device measuring and recording physiological parameters such as SpO2, respiration rate and heart rate, that transmits the data to a web server for remote review by a clinician to allow clinician to monitor patient deterioration. Through the combination of our PAT technology and the Loop technology, we intend to bring to market a device for continuous RPM of sleep apnea and related software or digital platforms for the transfer and storage of data. We plan to commence development of this device during 2021, with an initial market launch anticipated in 2022.

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

In the years ended December 31, 2020, 2019 and 2018, a substantial majority of our revenues were derived from our WatchPAT family of products and related services (94.5% in the year ended December 31, 2020, 92.7% in the year ended December 31, 2019 and 92.5% in the year ended December 31, 2018). In terms of geographic markets in the years ended December 31, 2020, 2019 and 2018, a substantial majority of our revenues were from sales in the United States (78.5% in the year ended December 31, 2020, 73.5% in the year ended December 31, 2019 and 72.7% in the year ended December 31, 2018). For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5.A. “Operating and Financial Review and Prospects — Operating Results”.

For the year ended December 31, 2020, (1) Kaiser, one of the largest medical insurers and hospital system in the United States, accounted for approximately 11.1% of our total revenues (compared with 22.4% in the year ended December 31, 2019 and 18.9% in the year ended December 31, 2018); (2) Philips Japan, a leading global provider of solutions to the sleep and respiratory market, accounted for approximately 9.3% of our total revenues (compared with 11.0% in the year ended December 31, 2019 and 13.3% in the year ended December 31, 2018); and (3) VA, one of the largest United States hospital and clinics chains, accounted for approximately 13.2% of our total revenues (compared with 6.6% in the year ended December 31, 2019 and 11.9% in the year ended December 31, 2018).

Direct Sales. We continue to develop our sales and marketing organization that consists of a dedicated sales team that is complemented by clinical sales specialists team a marketing team as well as sales and marketing support personnel. Our sales force (including marketing, sales and sales and marketing support personnel) as of December 31, 2020, was comprised of a total of 79 persons, of which 69 persons were located in the United States (in the United States, we had 33 distinct geographic territories (including three verticals) as of December 31, 2020) and 10 persons were located in other locations. Indirect Sales and Strategic Collaborations. Over the course of the past several years, we have focused on developing long- term strategic partnerships with distributors and other business partners, mostly outside the United States, including leading global partners such as Philips Respironics:

•	Distribution Agreement with Philips Respironics GK. In February 2014, we entered into a distribution agreement with Philips Respironics GK, a subsidiary of Koninklijke Philips NV (also known as Royal Philips), or Philips Japan, which was renewed in December 2018 for an additional three years’ period until December 2021. Under the distribution agreement, Philips Japan was granted exclusive rights to distribute our WatchPAT family of products, other than our WatchPAT ONE, and ancillary accessories in Japan. According to this agreement, we may terminate the agreement if Philips Japan does not meet certain minimum purchase requirements of Our Products.

•

Direct to Consumer market. In this market we plan to offer through channel partners, who have an off-line and on line consumer market presence, a full digital health sleep apnea solution for the patient, at the comfort of their home. We plan to address this market mainly with our WatchPAT ONE fully disposable prescription device, combined with our CloudPAT and SleePath digital care continuum management assets.

With the support of our operational capabilities, which we have developed in the implantation of our WatchPAT Direct program, we plan to continue providing best in class digital health patient pathway management services on behalf of our customers.

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

We believe that our digital health platform can facilitate the journey of patients from diagnosis to therapy and compliance in an easy, efficient and innovative manner which we believe will make our offering successful in this new market and will position the company for new growth opportunities. Following the mutual release and termination of our agreement with our DTC partner, a wholly owned subsidiary of SoClean Inc., in March 2021, we plan to identify and engage with alternative channel partners who have a presence on the DTC market.

While we view our partnerships with Philips Respironics and other business partners as strategic, our direct sales to healthcare providers represented more than 85% of our total revenues in the year ended December 31, 2020.

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

In November 2010, the American Medical Association, or AMA, which is responsible for maintaining and updating billing codes for medical services and procedures, known as CPT codes, created a new a Category I CPT code for sleep studies using home sleep testing devices such as the WatchPAT: CPT code 95800 (“Sleep study, unattended, simultaneous recording; heart rate, oxygen saturation, respiratory analysis (e.g., by airflow or peripheral arterial tone), and sleep time”), effective January 1, 2011. After CMS issued the NCD and the AMA created the new CPT code, certain commercial third-party payors, including Aetna, Cigna, UnitedHealthcare and others, updated their coverage policies to include coverage for these tests, including the WatchPAT, as described by CPT code 95800. In March 2017, AASM published guidelines establishing updated clinical practice recommendations to aid in the diagnosis of OSA in adults, pursuant to which devices that measure a minimum of the following sensors are technically adequate to diagnose OSA in uncomplicated adult patients presenting with signs and symptoms that indicate an increased risk of moderate to severe OSA: (1) nasal pressure, chest and abdominal respiratory inductance plethysmography, and oximetry, or (2) PAT signal with oximetry and actigraphy, such as our WatchPAT device, are technically adequate to diagnose OSA in uncomplicated adult patients presenting with signs and symptoms that indicate an increased risk of moderate to severe OSA. In November 2017, AIM Specialty Health, or AIM, a specialty benefits management company who advises many United States health insurance plans on coverage policies, determined that devices utilizing the combination of PAT, actigraphy, EKG/heart rate and oxygen saturation are considered medically necessary when certain clinical criteria are met.

We believe that AIM Specialty Health’s, or AIM’s, updated clinical guidelines, as well as the July 2019 publication of an updated policy by the Blue Cross Blue Shield Association’s, or BCBSA’s, Evidence Street organization supporting coverage for HSATs utilizing PAT technology, resulted in expanded coverage of HSATs by several Blue Cross Blue Shield, or BCBS, payors across the country. Since BCBSA’s Evidence Street publication, seven BCBS plans covering approximately 15 million lives, most notably Blue Shield of California with 3.7 million covered lives and BCBS Federal Employee Plan with 5.3 million covered lives, have adopted policies providing coverage for HSATs utilizing PAT technology, including the WatchPAT device. We believe that the Evidence Street report provides important validation of the clinical value of the PAT technology, which we anticipate additional plans will reference to expand coverage of WatchPAT.

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

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes annual updates to payments to physicians for tests using Our Products. Because the cost of Our Products generally is recovered by our customers as part of the payment for performing the test and not separately reimbursed, these updates could directly impact the demand for Our Products. An example of payment updates is the Medicare program’s updates to physician payments under the MPFS, which are done on an annual basis using a prescribed statutory formula

.

 We believe that continuing changes to Medicare reimbursement amounts for HSAT services will continue to support and expand the use of our WatchPAT technology. On December 2, 2020, CMS published its annual update to the Medicare Physician Fee Schedule, or MPFS, which included changes to the 2021 Medicare payment rates for the CPT codes associated with HSATs. The update, representing the third year of a four-year plan to reevaluate payment for HSATs, further widened the gap between reimbursement rates for HSATs that do not have sleep time technology (CPT code 95806) and those that do (CPT code 95800), including our WatchPAT device. On December 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law and enacted further adjustments to Medicare payment rates, which were implemented by CMS in January 2021. In 2020, CPT code 95800 was reimbursed by Medicare at a rate approximately 42% greater than CPT 95806. As of January 1, 2021, the Medicare payment rate for CPT code 95800 is approximately 66% higher than the Medicare payment rate for CPT code 95806, as a result of an approximate 14% decline in the Medicare payment rate for CPT code 95806 and an approximate 1% increase in the Medicare payment rate for CPT code 95800.  Based upon, among other things, CMS publications regarding the number of home sleep tests conducted in the United States during 2017, 2018 and 2019, we estimate that tests conducted with WatchPAT represent approximately 19.7%, 20.7%, and 24.0% of the total home sleep tests conducted in the United States in 2019 (approximately 1.5 million tests), 2018 (approximately 1.4 million tests) and 2017 (approximately 1.2 million tests), respectively. Any changes in coverage and reimbursement that further restrict coverage of Our Products or lower reimbursement for tests using our devices could materially affect our business.

International. In other markets outside the United States, HSAT has been endorsed to different degrees. For example, in Sweden, which is characterized with scattered population, HSATs have been promoted as the only means of diagnosis, and, in Germany, an HSAT is the first-line diagnosis tool and PSG is only allowed if multiple HSAT attempts failed to deliver conclusive diagnosis. On the other hand, in Japanour WatchPAT family of products was approved by local authorities and medical institutions that use our WatchPAT test for diagnosis of sleep apnea, under the general HSAT fixed reimbursement amount per test. Nevertheless, local authorities have limited reimbursement of CPAP therapy only to those patients who are categorized by HSATs test as severe (AHI>40), while those diagnosed with PSG tests are eligible for CPAP therapy reimbursement also for those who are categorized as moderate (AHI>20), and, to our knowledge, PSG remains the dominant means of sleep apnea diagnosis. In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. To our knowledge, WatchPAT is covered by medical insurance to different degrees in Japan, the UK, The Netherlands, Sweden, Germany, Switzerland, Italy, Israel and few smaller countries.

Outlook. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used. For example, in March 2010, comprehensive healthcare reform legislation was enacted through the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education and Reconciliation Act, or ACA, which, among other things, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included reductions to Medicare payments to providers of 2% per fiscal year. The Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended these reductions from May 1, 2020 through March 31, 2021, and extended the sequester by one year, through 2030. On January 2, 2013, the American Taxpayer Relief Act of 2012, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. Such legislation and regulation of healthcare costs may, however, result in decreased lower reimbursements by governmental and private payors for Our Products, which may adversely affect our business, financial condition and results of operations.

Competition

Our industry is subject to rapid change from the introduction of new products and technologies and other activities of industry participants. In particular, the sleep test marketplace is highly competitive and has relatively few barriers to entry. We believe that the primary competitive factors affecting sales of Our Products and related services are:

•	market acceptance by physicians and key opinion leaders, especially within the cardiology market;

•	obtaining required local regulatory approvals or licenses for the sale of Our Products in the pertinent territories;

•	obtaining insurance reimbursement status from the relevant third-party payors, especially within the United States;

•	company, product and brand recognition;

•	product efficacy, safety, reliability and durability;

•	product ease of use and patient comfort; and

•	technological innovation, product enhancements and speed of innovation.

We compete primarily with international and local vendors of sleep tests, including in the following main categories:

•	PSG tests: PSG systems are provided by several companies, including Philips United States (part of Philips Medical), Embla, Nihon Kohden, Viasys Healthcare, Puritan Bennett, Cadwell Laboratories, Clevemed, Stellate Healthcare, Grass Technologies (a subsidiary of Astro-Med Inc.). As more fully described under “Business Overview—Our Products and Services—The WatchPAT Family of Products—Key Benefits of WatchPAT” above, we believe that HSATs in general, and our WatchPAT family of products in particular, are competitive in price and features and have certain advantages as compared to PSG tests;

•	HSATs (PSG at home): Suppliers of home sleep testing for diagnostic purposes that offer devices that perform full PSG tests at home, such as Embla and Aura-Grass, which, consequently, typically do not provide a significant cost benefit relative to in-lab PSG tests;

•	Level II HSATs: Suppliers of home sleep apnea testing as diagnostic aids or for diagnostic purposes that offer ambulatory systems, such as Embletta MPR (provided by Embla Systems), Apnea Link Air (provided by ResMed Corp.), ARES (provided by SleepMed Inc.), Alice NightOne (provided by Philips United States) and Nox T3 (provided by Nox Medical), which devices typically measure four to five parameters (compared to the seven parameters measured by WatchPAT), and lack measurement of TST when not used with EEG (which, to our knowledge, is used only by ARES, which provides total sleep time by a device placed on the forehead with built-in EEG electrodes) and all of which also require nasal cannula. There are few new companies who recently received FDA clearance for HSATs devices such as Ectosense and Vivos that, to our knowledge, do not yet have material presence in any of our markets. As more fully described under Key Benefits of WatchPAT above, we believe that, while our WatchPAT family of products may be more expensive than such HSATs, they offer various features and advantages as compared to such HSATs; and

•	Pulse oximetry devices: Suppliers of pulse oximetry devices, such as Nonin and Masimo. In contrast to diagnostic devices, pulse oximetry devices that only measure one or two physiological parameters (oxygen saturation and motion) participate in the sleep space mostly as a screening tool.

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

Patents. As of December 31, 2020, we have been granted a total of 128 (77 current) patents and have five pending national phase applications directly relating to our current products. Amongst these, 25 granted patents are potentially applicable, pending ongoing research and development. The families of patents that specifically cover WatchPAT consist of 68 (38 current) granted patents worldwide and five pending patent applications, while EndoPAT is covered by 30 (29 current) granted patents worldwide of which 15 granted patents are potentially applicable pending ongoing research and development. In addition, we have 30 (ten current) granted patents that relate to features which are common to both WatchPAT and EndoPAT, amongst which all ten patents are potentially applicable pending ongoing research and development. In addition, we have five granted patents and 12 pending patents related to the technology acquired by us from Spry Health, Inc. and mainly related to RPM. These patents relate to seven families of noninvasive systems and methods for measuring a variety of physiological parameters.

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

Patents and patent applications covering our WatchPAT and EndoPAT technology as well technology related to the Loop and RPM, have been issued or are currently pending in the United States, Japan, Europe and other international markets. Many of our patents and patent applications cover our technology around methods of and related devices for measuring the PAT signal and the application thereof as well as RPM technology and methods.

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

Litigation. In April 2020, we filed suit in the Southern District of Florida against a medical device manufacturer and his distribution partner, or, together, the asserting federal trademark infringement, unfair competition, and false advertising claims under the Lanham Act, and an unfair competition and trademark infringement claim under Florida common law. We later filed an Amended Complaint, which added a claim for violation of the Florida Deceptive and Unfair Trade Practices Act. In February 2021, a number of counterclaims were filed against us seeking injunctive relief and damages in an amount to be determined at trial. As of the date of this Annual Report, these legal proceedings are still on going and we are unable to reasonably estimate the ultimate outcome of the above dispute.

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

In order to carry our research and development activities, which take place primarily in Israel, we maintain teams in the following areas: physiology, hardware development, software, algorithms, data processing, clinical application development and clinical trials. As of December 31, 2020, we had 30 full-time employees engaged in research and development.

Since our incorporation, we have been engaged in the research and development of the PAT signal, as well as in the continuous research and development of our PAT technology and additional products and applications based on this technology, including in conjunction with additional technologies.

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

Manufacturing and Supply

Our Products consist of off-the-shelf and custom-made components. Our manufacturing, quality assurance testing, final integration, packaging and shipping operations as well as our final assembly activities are primarily performed at our facility in Caesarea, Israel, where we employed, as of December 31, 2020, 115 full-time employees and engaged 33 temporary contractor workers. In March 2021, we officially inaugurated our new manufacturing facilities located in the Southern Caesarea Business Park, Caesarea, Israel, where we lease approximately 14,000 square feet.

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

Seasonality

We have not identified seasonal effects in relation to a specific quarter or quarters in our business. However, in the past several years, the results of our first two quarters were typically weaker than other quarters, which may be due to some of our customers capital expenditures cycles, which are not in our control. In the first two quarters, our results can be impacted by the resetting of annual United States patient healthcare insurance plans deductibles, which may cause delays in patients seeking our solutions.

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

The United States Market

Our Products and our operations are subject to extensive regulation by the FDA, and other federal and state authorities in the United States. Our medical device products are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA.

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

510(k) Clearance Marketing Pathway

All of our current products (excluding 510(k)-exempt products) are subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. For fiscal year 2021, the standard user fee for a 510(k) premarket notification application is $12,432.

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

In September 2019, the FDA issued revised final guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA has developed and maintains a list device types appropriate for the “safety and performance based” pathway and continues to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees, which for fiscal year 2020 includes a standard application fee of $365,657.

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

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failures to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of Our Products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

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

Data Privacy and Security

Medical device companies may be subject to U.S. federal and state and foreign health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information. In the U.S., HIPAA imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance. Even when HIPAA does not apply, according to the Federal Trade Commission or the FTC, failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA security regulations.

In addition, certain state and non-U.S. laws, such as the GDPR, govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California recently enacted legislation, the CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. Although the law includes limited exceptions, including for “protected health information” maintained by a covered entity or business associate, it may regulate or impact our processing of personal information depending on the context. Further, the CPRA recently passed in California, which will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of European Union data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Further, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. Additionally, from January 1, 2021, we have to comply with the GDPR and the UK GDPR, each regime having the ability to fine up to the greater of €20 million/ £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. The State of Israel has also implemented data protection laws and regulations, including the Israeli Protection of Privacy Law, 1981.

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

There have been a number of significant changes to the ACA and its implementation. By way of example, the Tax Cuts and Jobs Act of 2017, or Tax Act, effective January 1, 2019, included a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit Court of Appeals also struck down the individual mandate and remanded to the Northern District of Texas the decision as to whether the remainder of the ACA is valid. The Supreme Court of the United States granted certiorari on March 2, 2020, and held oral argument on November 10, 2020, and the case is expected to be decided by mid-2021. It is unclear how this decision, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA and our business. Litigation and legislation over the ACA are likely to continue with unpredictable and uncertain results. We will continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

The European Market

In order to sell Our Products in member countries of the EEA, Our Products must comply with the essential requirements of the European Union, or EU, Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the CE mark to Our Products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I non sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

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

Starting May 2021, no new applications under the previous directives will be permitted. By that date, we will need to update our technical documentation and other quality management system processes to meet the new MDR requirements.

During 2017, we decided to transition to a new Notified Body. As part of the transition, a quality audit was performed and the technical dossier of one product was reviewed. In January 2018, we received a new CE certificate from our new Notified Body, BSI Group, bearing an expiration date of October 10, 2019, the same expiration date as the previous certificate issued by our former Notified Body, for our WatchPAT 200 Unified (including one of its probes) and EndoPAT 2000, to which we refer as the main certificate. The main certificate was renewed by the BSI Group in October 2019 with an expiration date of May 26, 2024, and was broadened to also cover EndoPATX. In addition, we have obtained a CE certificate for our accessories, such as probes and sensors that we sell for use with such products, to which we refer as the accessory certificate, which certificate does not bear any expiration date (and is not required to be issued by a Notified Body like the main certificate). It should be noted that under the MDR requirements, CE certificates issued under the previous directives prior to May 2021 shall remain valid in accordance with their term, beyond the expiration of the transition period, however certain limitations set forth in the MDR, such as the need to use classifications that are different from the previous directives, would apply. We do not expect such limitations to have any material impact on our ability to maintain our accessory certificate (or obtain a new one if such new classifications shall apply) beyond May 2021.

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

We previously had authorizations of Health Canada to market and sell our WatchPAT 200 Unified and EndoPAT 2000. In August 2018, we announced that we will not renew such authorizations and therefore, in January 2019, we ceased offering Our Products for sale in Canada. However, we plan to qualify under the Medical Device Single Audit Program, or MDSAP regulation during 2021, and, after receiving the MDSAP approval, we intend to apply to Health Canada for approval to market and sell our WatchPAT family of products.

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

Israel Innovation Authority

From time to time, eligible participants may receive grants under programs of the Israel Innovation Authority, or IIA. Grants received are generally repaid through mandatory royalties based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the IIA’s programs and the R&D Law.

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

Our research and development efforts for the development of EndoPAT 3000, a new generation of our EndoPAT product (the development of which was discontinued before its completion with no sales to date), during the period between 2003 and 2005, were financed in part through royalty-bearing grants from the IIA, in a total amount of approximately $0.9 million. The amount of the grants including interest accrued as of December 31, 2020 was approximately $1.08 million. In 2009, the IIA notified us that we are required to pay royalties on the sale of all of Our Products commencing as of 2012. Although we believe that we are not required to repay these grants to the IIA from the sale our past and currently marketed products, we may be required to pay royalties with respect to sales of future products that incorporate the know-how developed under these grant programs. There is no assurance that we will prevail in our efforts opposing the IIA’s position. Since we made a full accrual in our financial statements for such possible liability, in the event that our efforts with the IIA are not successful, the primary effect will be on our cash flows and financial condition. In 2021, we began selling our newly developed EndoPATX, for which we received authorization to affix a CE mark. We developed EndoPATX while using some of the knowledge and developments of the EndoPAT 3000, and therefore anticipate paying royalties on all sales of EndoPATX, against the grants received for the EndoPAT 3000.

C. Organizational Structure

Our wholly owned subsidiaries act primarily as sales, marketing and customer service organizations in the countries where they are incorporated and in most instances for neighboring countries. The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our principal operating subsidiaries as of December 31, 2020:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Itamar Medical, Inc.	Delaware, United States	100%
I.M.E. 2016 B.V.	The Netherlands	100%

D. Property, Plants and Equipment

Our headquarters, manufacturing and research and development facilities as well as our sales offices are located in the Northern Caesarea Business Park, Caesarea, Israel, where we lease approximately 14,000 square feet of office and manufacturing space pursuant to a lease that is currently scheduled to expire in July 2021. Our current monthly rent is NIS 104,117 (equivalent to approximately $31,656) and we have provided the lessor with a bank guarantee of NIS 92,900 (equivalent to approximately $28,246) to secure our obligations thereunder.

In addition, we lease new manufacturing facilities located in the Southern Caesarea Business Park, Caesarea, Israel, where we lease approximately 14,000 square feet. This lease is currently scheduled to expire in February 2023, but provides for two optional extensions until February 2030. Our current monthly rent is NIS 47,261 (equivalent to approximately $14,369) and we have provided the lessor with a bank guarantee of NIS 206,856 (equivalent to approximately $62,893) to secure our obligations thereunder.

In addition, we lease storage facilities in the Northern Caesarea Business Park, Caesarea, Israel, where we lease approximately 1,900 square feet of storage space pursuant to a lease that is scheduled to expire in June 2021. Our current monthly rent is NIS 9,420 (equivalent to approximately $2,864) and we have provided the lessor with a bank guarantee of NIS 55,500 (equivalent to approximately $16,722) to secure our obligations thereunder.

In addition to the above, we lease approximately 10,900 square feet of office space in Atlanta, Georgia, pursuant to a lease that expires in March 2022, with an optional extension until March 2025. Our current monthly rent is $17,386 and we have provided the lessor with a bank guarantee of $26,847 and with a deposit of $17,903 to secure our obligations thereunder.

On February 1, 2021, we entered into a lease agreement for the research and development facility of the Spry activities in Redwood City, California, where we lease approximately 1,782 square feet that expires on July 31, 2022. Our current monthly rent is $6,000 and we have provided the lessor with a down payment of $15,790 to secure our obligations thereunder.

We also lease space on a short term as needed basis in Herzliya, Israel.

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

Overview

We are a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. We commercialized a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep and cardiology markets. We offer Turnkey to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs.

Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation and, as of December 31, 2020, we had an accumulated deficit of $119.1 million. We expect to continue to incur operating and net losses for the foreseeable future, as we continue to invest in research and development and marketing and sales operations aimed at growing our business.

In the years ended December 31, 2020, 2019 and 2018, we have generated revenues of $41.0 million, $31.3 million and $24.2 million, respectively. We have grown our WatchPAT family of products revenue from approximately $22.4 million for the year ended December 31, 2018 to $29.0 million for the year ended December 31, 2019, reflecting a growth rate of 29.5%, and from $29.0 million for the year ended December 31, 2019 to $38.8 million for the year ended December 31, 2020, reflecting a growth rate of 33.8%.

In January 2021, we completed the acquisition of the assets and technology of Spry Health, Inc., a developer of the Loop, an FDA-cleared, wrist-based medical grade remote patient monitoring, or RPM, solution Through the combination of our WatchPAT technology and the Loop technology, we intend to bring to market what we believe will be the first device for continuous RPM of sleep apnea. We plan to commence development of this device during 2021, with an initial market launch anticipated in 2022.

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

In mid-March 2020, we began to experience the impact of the COVID-19 pandemic amplified by the American Academy of Sleep Medicine, or AASM, COVID-19 mitigation strategy guidance recommending the deferral of in-lab polysomnography, or PSG tests and special precautions for the use of reusable HSAT, services unless using fully disposable HSAT devices, such as our WatchPAT ONE device, which meets that criteria.

The general restriction and limitation posed by the pandemic, and amplified by these specific recommendations, began to significantly impact the sleep apnea testing market and our 2020 revenue mix, with WatchPAT ONE and WatchPAT Direct sales increasing significantly.

We expect that the sales of our EndoPAT product will continue to fluctuate. We expect to continue to sell EndoPAT to pharmaceutical companies’ large studies and may, from time to time, yield relatively material revenue from EndoPAT sales, as we did in the year ended December 31, 2020.

We market Our Products, directly or through distributers and other sales channels, primarily to health facilities, physicians and research institutions, many of whom rely on coverage or reimbursement for the healthcare services they receive or provide to their patients, from third-party payors, such as private insurance plans offered by medical insurance companies. Currently, many medical insurers cover or allow only partial reimbursement of expenses associated with medical tests that use Our Products. However, we believe that the changes in the guidelines issued by the American Academy of Sleep Medicine, or AASM and coverage policies of third-party payors in the past two years may lead to the inclusion by more medical insurers of the WatchPAT test in the basket of medical examinations and procedures covered. For more information see under Item 4.B. “Business Overview — Sales and Marketing”.

We estimate that the costs for our selling and marketing expenses will increase in future years, as we continue to build our business, including by expanding our footprint and the territories in which we operate. We also estimate that the costs for developing Our Products will increase in future years, as we execute our plan to develop new products and services, including new applications that are based on our PAT technology and our digital health platform and development of Remote Patient Monitoring, or RPM, products following our SPRY acquisition, to accelerate adoption by sleep physicians and cardiologists. We estimate that our general and administrative expenses will increase, primarily due to the continued expansion of our management team as well as compliance costs associated with being subject to reporting and other requirements under applicable United States securities laws and Nasdaq rules and legal expenses including a commercial dispute in defense of our intellectual property initiated by us.

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

Financial Overview

Revenues

Our revenues consist primarily of sales of our WatchPAT family of products and, to a lesser extent, our EndoPAT product and related services to hospitals, clinics and physicians’ practices, including health management organizations (HMOs), directly as well as through distribution channels. These products are offered mainly as a combination of TaaS (as part of our Turnkey program in the cardiology field in the United States), capital equipment (which can be used for several years), disposable equipment and one-time disposable probes. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies and Significant Judgments and Estimates — Revenue Recognition” below.

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

Financial Expenses and Income

Financial expenses and income consist primarily of interest expenses and exchange rate differences on loans and lease liabilities, interest income and exchange rate differences on bank deposits and changes in the fair value of warrants which expired in May 2019 and foreign currencies gains or losses.

Taxes on Income

We are subject to income taxes in Israel, the United States, the Netherlands and Japan. Our Japanese subsidiary was dissolved in 2020.

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

We have focused on offering Turnkey to our customers focusing on the cardiology market through various business models; however, TaaS, is the primary model we utilized to date. In the TaaS model, the medical practice or physician ordering the TaaS pays a fixed fee per HSAT that includes all the components associated with the test, including the disposable biosensor, hardware rental fees and access to our CloudPAT platform. Under the TaaS model, some rent agreements of the WatchPAT family of products are made for a period of one to two years. The rental fees are separated under the relative fair value approach.

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

Recently Issued Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 2t to our audited consolidated financial statements included elsewhere in this Annual Report.

A. Operating Results

For a discussion of our results of operations for the year ended December 31, 2018, including a year-to-year comparison between the year ended December 31, 2019 and the year ended December 31, 2018, and a discussion of our liquidity and capital resources for the year ended December 31, 2018, refer to Item 5. “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2019.

The following discussion of our results of operations for the years ended December 31, 2020 and December 31, 2019, including the following tables, which present selected financial information data in U.S. dollars and as a percentage of total revenues, is based upon our consolidated statements of operations contained in our consolidated financial statements and the related notes included elsewhere in this Annual Report.

	Year Ended December 31,
	2020	2019

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$41,034	$31,258
Cost of revenues	12,323	6,984
Gross profit	28,711	24,274
Operating expenses:
Selling and marketing	24,550	18,294
Research and development	6,002	4,520
General and administrative	8,503	6,354
Total operating expenses	39,055	29,168
Operating loss	(10,344)	(4,894)
Financial income (expense):
Financial income	847	454
Financial expenses	(1,315)	(1,233)
Gain from derivative instruments, net	-	442
Financial expenses, net	(468)	(337)
Loss before taxes on income	(10,812)	(5,231)
Taxes on income	(127)	(37)
Net loss	$(10,939)	$(5,268)

Loss per share – basic and diluted (in U.S. dollars)	$(0.03)	$(0.02)

	Year Ended December 31,
	2020	2019
Revenues	100.0%	100.0%
Cost of revenues	30.0	22.3
Gross profit	70.0	77.7
Operating expenses:
Selling and marketing	59.9	58.5
Research and development	14.6	14.5
General and administrative	20.7	20.3
Total operating expenses	95.2	93.3
Operating loss	(25.2)	(15.6)
Financial income (expenses);
Financial income	2.0	1.4
Financial expenses	(3.2)	(3.9)
Gain from derivative instruments, net	0.0	1.4
Financial expenses, net	(1.2)	(1.1)
Loss before taxes on income	(26.4)	(16.7)
Taxes on income	(0.3)	(0.1)
Net loss	(26.7)%	(16.8)%

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

Revenues

The following tables provide a breakdown of our revenues, by line of product and by geographic area, during the years ended December 31, 2020 and 2019, as well as the percentage change between such years:

	Year Ended December 31,		Increase
	2020	2019	(decrease)

	(in thousands)%
WatchPAT and other related services	$38,797	$28,988	33.8
EndoPAT and other related services	2,237	2,270	(1.5)
Total	$41,034	$31,258	31.3

	Year Ended December 31,		Increase
	2020	2019	(decrease)

	(in thousands)%
United States and Canada	$32,224	$22,960	40.3
Japan	3,898	3,489	11.7
Europe	4,120	3,383	21.8
Asia Pacific (excluding Japan)	310	912	(66.0)
Other	482	514	(6.2)
Total	$41,034	$31,258	31.3

Our revenues in the year ended December 31, 2020 increased by 31.3% to $41.0 million, compared with $31.3 million in the year ended December 31, 2019. Revenue growth was driven by an increase in WatchPAT sales in the U.S., Europe and Japan.

The increase in revenues from sale of our WatchPAT family of products in the year ended December 31, 2020, is mainly associated with the following: (i) an increase of 41.9% (or 48.5% when excluding a one-time $1.0 million sale in the fourth quarter of 2019 to Kaiser for WatchPAT 300, mostly for an upgrade and expansion of its current WatchPAT fleet) in sales in the U.S. to $31.8 million, compared with $22.4 million for the year ended December 31, 2019. The U.S. growth is primarily driven by the increase in sales of WatchPAT ONE and WatchPAT Direct; and (ii) an increase of 11.1% and 16.2% in sales in Japan and Europe, respectively, which is attributable to an increase in the volume of sales in such territories.

The portion of revenues from the sale of disposables (including WatchPAT ONE sales) out of total revenues in the year ended December 31, 2020 increased to 69%, from 57% in the year ended December 31, 2019 (such portion in the United States increased to 77% in the year ended December 31, 2020, from 64% in the year ended December 31, 2019 (and 71% excluding a one-time sale in the fourth quarter of 2019 to Kaiser for WatchPAT 300, mostly for an upgrade and expansion of its current WatchPAT fleet)), while the ratio of revenues from the sale of devices out of total revenues in the year ended December 31, 2020 decreased to 26%, from 32% in the year ended December 31, 2019. The change in the ratio between revenues from sale of disposables and sale of devices in the comparison years was mainly attributed to an increase in the number of WatchPAT tests (and hence, use of disposables (including WatchPAT ONE) conducted during such years, primarily in the United States.

 Cost of Revenues and Gross Profit

Our cost of revenues for the year ended December 31, 2020 increased by 76.4% to $12.3 million, compared with $7.0 million in the year ended December 31, 2019, whereas our gross profit for the year ended December 31, 2020 increased by 18.3% to $28.7 million, compared with $24.3 million in the year ended December 31, 2019. The increase in absolute gross profit is primarily due to our increased volume of sales, partially offset by the decrease in our gross profit margin, as described below. The decrease in our gross profit margin to 70.0% in the year ended December 31, 2020, from 77.7% in the year ended December 31, 2019 was mainly driven by the increase in WatchPAT ONE sales with lower gross margin.

Operating Expenses

The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the years ended December 31, 2020 and 2019 as well as the percentage change between such years:

	Year Ended December 31,
	2020	2019	Increase

	(in thousands)%
Selling and marketing	$24,550	$18,294	34.2
Research and development	6,002	4,520	32.8
General and administrative	8,503	6,354	33.8
Total	$39,055	$29,168	33.9

We estimate that following the acquisition of Spry, See “Overview” above, our operating expenses will incur an additional $3 million of operating expenses (mainly from research and development) in 2021, associated with research and development for this technology development.

Selling and Marketing

Selling and marketing expenses for the year ended December 31, 2020 increased by 34.2% to $24.6 million, compared with $18.3 million in year ended December 31, 2019. This increase is primarily due to the planned expansion of the U.S. sales team into new geographical territories and verticals (33 territories and verticals as of December 31, 2020, compared to 27 territories and verticals as of December 31, 2019), resulted in an increase in employee related costs (including payroll, sales commissions (consistent with the increase in revenues) and share-based compensation).

Research and Development

Research and development, or R&D, expenses increased by 32.8% to $6.0 million in the year ended December 31, 2020, compared with $4.5 million in the year ended December 31, 2019. This increase is primarily driven by an increase in personnel to support product development, mainly related to our digital health platform.

General and Administrative Expenses

General and administrative, or G&A, expenses increased by 33.8% to $8.5 million in the year ended December 31, 2020, compared with $6.4 million in the in the year ended December 31, 2019. This increase is primarily driven by (i) an increase in directors’ and officers’ insurance premium, and (ii) an increase in legal expenses, including in connection with a commercial dispute initiated by us to protect our intellectual property, which we expect to persist over the next several quarters.

Operating Loss

Based on the foregoing, our operating loss increased from $4.9 million in the year ended December 31, 2019 to $10.3 million in in the year ended December 31, 2020.

Financial Expenses, Net

Financial expenses, net for the year ended December 31, 2020 were $0.5 million, compared to $0.3 million in the year ended December 31, 2019.

 Net Loss

Net loss for the year ended December 31, 2020 increased by $5.7 million, or 107.6%, to $10.9 million, compared with a net loss of $5.3 million in the year ended December 31, 2019. This increase is primarily attributable to the increase in our operating loss and to the increase in net financial expenses, as described above.

Impact of Currency Fluctuations and of Inflation

Our financial results may be impacted by foreign currency fluctuations and inflation although, except as set forth below, foreign currency fluctuations and the rate of inflation did not have a material impact on our financial results in the past three years.

Since the majority of our revenues are paid in or linked to the U.S. dollar, we believe that inflation and fluctuations in the NIS and U.S. dollar exchange rate have no material effect on our revenues. However, a significant portion of the cost of our Israeli production and operations, mainly personnel and facility-related, is incurred in NIS and, consequently, inflation in Israel and fluctuations in the U.S. dollar/NIS exchange rate may have an impact on our cost of revenues and operating expenses and, as a result, on our net income or loss. Our NIS costs, as expressed in U.S. dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain liquid means on hand in NIS and U.S. dollar and we execute, from time to time, hedging transactions in accordance with our needs. As of December 31, 2020, we did not enter into any hedging transactions. Even if we enter into such hedging transactions, these measures may not adequately protect us from material adverse effects due to the impact of currency fluctuations or inflation.

For additional details, see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

B. Liquidity and Capital Resources

Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation. As of December 31, 2020, we had an accumulated deficit of approximately $119.1 million. We expect to continue to incur operating and net losses for the foreseeable future, as we continue to invest in research and development and marketing and sales operations aimed at growing our business.

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

Principal Financing Activities

Since January 1, 2019, we have engaged in the following principal financing activities:

Credit Line. On March 12, 2019, we entered into a new credit line agreement, or the 2019 Credit Agreement, under which the total credit line to be available under the prior credit facility was increased from up to $10 million to up to $11 million, comprised of: (i) up to $6 million in long-term or short-term loan; and (ii) up to $5 million of credit facility against trade accounts receivable. In July 2019, as a result of achievement of certain revenue targets, the total credit line to be available under the credit facility increased from up to $11 million to up to $15 million, comprised of: (i) up to $10 million in long-term or short-term loan; and (ii) up to $5 million of credit facility against trade accounts receivable. The long-term loan under the 2019 Credit Agreement was repayable in equal quarterly installments over three years from the date of the draw and bore interest of the quarterly U.S. dollar LIBOR rate plus 5.5%. The credit facility against trade accounts receivables bore annual interest of the monthly U.S. dollar LIBOR rate plus 4.25%.

 The 2019 Credit Agreement was replaced by new credit line agreements entered into on February 9, 2020 and on August 11, 2020, as detailed below:

•	On February 9, 2020, we and the bank entered into the February 2020 Credit Agreement under which the total credit line to be available under the credit facility was increased from up to $15 million under the 2019 Credit Agreement to up to $17 million under the February 2020 Credit Agreement, comprised of: (i) up to $10 million in long-term or short-term loan; and (ii) and up to $7 million of credit facility against trade accounts receivable. In July 2020, as a result of achievement of certain revenue targets, the total credit line to be available under the credit facility increased from up to $17 million to up to $20 million, comprised of: (i) up to $13 million in long-term or short-term loan; and (ii) up to $7 million of credit facility against trade accounts receivable.

•	On August 11, 2020, we and the bank entered into a new credit line agreement, which replaced the February 2020 Credit Agreement, under which the total credit line to be available, until June 19, 2022 (subject to meeting certain terms, as set forth in the agreement) under the credit facility will be $20 million, comprised of: (i) up to $13 million in long-term or short-term loan, or the Loan; and (ii) up to $7 million of short-term credit facility, or the Revolving Credit Line. The key terms of the credit facility are as follows:

•	The first $10 million of the Loan will bear interest at the annual interest rate of the quarterly U.S. dollar LIBOR rate plus 5.3% and the remaining $3 million, if drawn, will bear annual interest of the quarterly U.S. dollar LIBOR rate plus 6.8%. The long-term loan is repayable in equal quarterly installments over three years from the date of the draw. Each draw of short-term loan will be repayable within a period of up to 90 days.

•	The draw under the Revolving Credit Line can be denominated in. dollar or in NIS, and if denominated in dollar, bears interest at the annual interest rate of the quarterly U.S. dollar LIBOR rate plus 4.%. The amount that can be drawn under the Revolving Credit line depends on meeting a ratio of 125% between the balance of accounts receivable and the amount drawn. Each draw will be repayable within a period of up to 90 days

•	The right to make any draws, whether under the Loan or the Revolving Credit Line, is conditioned upon us having cash balances in our account with the lending bank of not less than 30% of the total amount drawn for draws of up to $10 million in the aggregate and 40% of the aggregate amount exceeding $10 million.

•	As of December 31, 2020, we drew $5.0 million out of the Revolving Credit Line. On February 17, 2021, we repaid the above $5.0 million and withdrew again $5.0 million from the Revolving Credit Line.

•	In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on (i) our intellectual property, goodwill, holdings in our subsidiaries and certain other, immaterial, assets and (ii) all of the assets of the U.S. Subsidiary. We refer to the agreements relating to such charges and other security interests (as amended or replaced, as described below) as the Security Agreements. The Security Agreements contain a number of customary restrictive terms and covenants that limit our operating flexibility, such as (i) limitations on the creation of additional liens, on the incurrence of indebtedness, on the provision of loans and guarantees and on distribution of dividends; and (ii) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, and a change of control of our Company. Such provisions may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations.

•	In connection with the Credit Agreement, we issued the bank warrants exercisable into up to 1,556,272 ordinary shares at exercise prices ranging from NIS 1.04 per share (equivalent to $0.32 per share) to NIS 1.36 per share (equivalent to $0.41 per share), exercisable until November 30, 2023. 1,245,018 warrants out of the 1,556,272 warrants were fully exercised on July 19, 2020.

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

2020 Public Offering. In February 2020, we completed a registered public offering of 2,927,267 ADSs, each representing 30 ordinary shares of the Company, at a price of $13.75 per ADS, for total gross proceeds of approximately $40.25 million, or total net proceeds of approximately $35.7 million, after deducting underwriting discounts and commissions of approximately $2.8 million and offering expenses of approximately $1.8 million.

2021 Public Offering. In February 2021, we completed a registered public offering of 3,506,499 ADSs, each representing 30 ordinary shares of the Company, at a price of $22.75 per ADS. We sold 2,196,499 ADSs and one of our shareholders, or the Selling Shareholder, sold 1,310,000 ADSs in the offering. The gross proceeds to us from the offering were approximately $50.0 million and the gross proceeds to the Selling Shareholder from the offering were approximately $29.8 million, before deducting the underwriting discounts and commissions of approximately 6% and offering expenses of approximately $0.8 million payable by us. The net proceeds to us were approximately $46.2 million. In connection with the public offering, we and certain of our shareholders and ADS holders, directors and officers have agreed not to sell any of our ordinary shares or ADSs without the prior written consent of the representatives of the underwriters until May 10, 2021. The representatives of the underwriters may, however, in their sole discretion and without notice, release all or any portion of these securities from the restrictions in the lock-up agreements. After these agreements expire, these securities will be eligible for sale in the public market.

Working Capital

As of December 31, 2020, we had $39.7 million in cash and cash equivalents and short-term bank deposits, compared with $15.1 million as of December 31, 2019. The increase in the year ended December 31, 2020, compared to the year ended December 31, 2019 derives primarily from the $35.9 million net proceeds from public offering we completed in February 2020, partially offset by the cash flows used in operating activities in an amount of $8.8 million.

As of December 31, 2020, we did not have any debt to a third party, other than the short-term loan from a bank under the Credit Facility and a long-term loan from the lessor of our manufacturing facility in Caesarea. As of December 31, 2019, we did not have any debt to a third party, other than the short-term loan from a bank under the Credit Facility.

As of December 31, 2020, our working capital amounted to $39.4 million, compared with $15.0 million as of December 31, 2019. The increase in the year ended December 31, 2020, compared to the year ended December 31, 2019 was derived primarily from the public offering we completed in February 2020, partially offset by the decrease in cash and cash equivalents resulting from the financing of our operating activities.

Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,
	2020	2019

	(in thousands)
Net cash used in operating activities	$(8,818)	$(4,232)
Net Cash used in investing activities	(32,280)	(615)
Net Cash provided by financing activities	35,458	13,292
Increase (decrease) in cash and cash equivalents	$(5,640)	$8,445

Operating Activities

Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation and amortization and share-based compensation expenses. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, trade and other receivables and trade and other payables.

Net cash used in operating activities for the year ended December 31, 2020 was $8.8 million. This net cash used in operating activities primarily reflects a net loss of $10.9 million, net of non-cash expenses, net of $3.5 million, as well as an increase of $4.5 million in inventories due to the increase in revenues in the year ended December 31, 2020 and the launch of the WatchPAT ONE product, an increase of $0.5 million in trade receivables due to the aforesaid increase in revenues, and an increase of $0.8 million in other receivables, offset by an increase of $4.4 million in trade and other payables. Net non-cash expenses of $3.5 million consisted primarily of depreciation and amortization of $1.8 million, share-based compensation of $1.5 million, and an increase of $0.3 million in provision for doubtful and bad debt, offset by a net financial income of $0.1 million.

Net cash used in operating activities for the year ended December 31, 2019 was $4.2 million. This net cash used in operating activities primarily reflects a net loss of $5.3 million, net of non-cash expenses, net of $3.1 million, as well as an increase of $2.1 million in trade receivables due to an increase in revenues in the year ended December 31, 2019, an increase of $1.6 million in inventories due to the aforesaid increase in revenues and the launch of the WatchPAT 300 and WatchPAT ONE product, an increase of $0.4 million in other receivables, and interest of $0.4 million paid on our bank loan and leases, offset by an increase of $2.2 million in trade and other payables and an increase of $0.2 million in employee benefits. Net non-cash expenses of $3.1 million consisted primarily of depreciation and amortization of $1.4 million, net financial cost of $0.5 million, share-based compensation of $1.3 million, and an increase of $0.3 million in provision for doubtful and bad debt, offset by a net gain from changes in fair value of derivative instruments of $0.4 million relating to warrants, mainly attributable to share price decrease.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was $32.3 million. This net cash used in investing activities is primarily attributable to investment in short-term bank deposits of $30.0 million and capital expenditure and capitalized development costs of $2.2 million.

Net cash used in investing activities for the year ended December 31, 2019 was $0.6 million. This net cash used in investing activities is primarily attributable to capital expenditure and capitalized development costs of $0.5 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2020 was $35.5 million. This net cash provided by financing activities is primarily due to net proceeds from issuance of shares in a public offering in the net amount of $35.9 million, proceeds from issuance of shares due to exercise of stock options in the amount of $0.2 million and receipt of long-term loan in the amount of $0.3 million, offset by the principal repayment of lease liabilities in the amount of $0.9 million.

Net cash provided by financing activities for the year ended December 31, 2019 was $13.3 million. This net cash provided by financing activities is primarily due to net proceeds from issuance of shares in a private placement in the net amount of $14.0 million, offset by principal repayment of lease liabilities in the amount of $0.8 million.

Principal Capital Expenditure and Divestitures

During the year ended December 31, 2020, our capital expenditures and capitalized development costs totaled $2.2 million, compared to $0.5 million during the year ended December 31, 2019, most of which were used for the establishment of our new production facility and the purchase of production and research and development equipment, office furniture and equipment and computers and self-manufactured equipment (WatchPAT devices that are used by our customers). Except as described in this Annual Report, we have no significant capital expenditures in progress. For more information regarding the process of constructions and adjustment of our new manufacturing facilities, see under Item 4.D. “Information on the Company — Property, Plants and Equipment”.

We did not affect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist mainly of our lease obligations, short-term bank loan and a long-term loan from the lessor of our manufacturing facility in Caesarea. In light of our cash balances and other factors, including our ability to use our bank credit line, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than 12 months from the date of this Annual Report. However, from time to time, we may seek additional financing sources to maintain and grow our business.

C. Research and Development, Patents and Licenses, etc.

We view sleep medicine in general and in particular, sleep in cardiology, as our main business. Therefore, our research and development efforts in recent years were focused on (i) enhancing and improving the technology underlying Our Products, mainly the WatchPAT family of products, primarily in order to address market needs (such as by adding the ability to identify central sleep apnea and Cheyne-Stokes respiration that is typical to cardiac patients); (ii) evolution of our product lines by introducing a new generation of products (such as the WatchPAT 300, for which we obtained FDA clearance in August 2018 and the WatchPAT ONE for which we obtained FDA clearance in June 2019); (iii) developing our digital health platform; and (iv) improving our solutions in collaboration with other companies in the sleep arena, with the goal of introducing a superior solution to our customers.

We also invest in clinical research to support the expansion of our sleep apnea solutions in the cardiology market and in the sleep medicine market in general, as well as in order to substantiate and support the data which is at the basis of the products we are developing or enhancing. We also use such research to gain recognition in the medical community and for scientific publications.

Our research and development activities for our WatchPAT and EndoPAT products and our digital health platform principally take place in Israel with the exception of clinical trials that are also conducted outside of Israel. The research and development activities of our new acquired Loop principally take place in the U.S. As of December 31, 2020, we employed 30 persons in research and development, compared to 20 persons as of December 31, 2019 and 17 persons as of December 31, 2018. The overall increase in our research and development workforce, from 20 persons in 2019 to 30 persons in 2020, was primarily due to recruitment of new research, development and technologies personnel in Israel to support product development, mainly related to our digital health platform.

We have committed substantial financial resources to our research and development efforts. During the years ended December 31, 2020, 2019 and 2018, our research and development expenditures were $6.8 million, $4.7 million and $3.7 million, respectively (including development costs of $0.8 million, $0.1 million and $0.1 million in the years ended December 31, 2020, 2019 and 2018, respectively, which were capitalized).

As described in Item 4.B “Information on the Company — Business Overview — Government Regulations,” we participated in the past in programs sponsored by the IIA.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, including in Item 4B. “Business Overview - Seasonality “ and Item 5.B “Operating and Financial Review and Prospects — Trend Information” we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commercial commitments, as of December 31, 2020:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

	(in thousands)
Operating leases (1)	$2,768	$839	$744	$373	$812
Short-term bank credit	5,056	5,056	—	—	—
Long-term loan from a lessor of the manufacturing facility	305	146	159	—	—

(1)	Includes lease payments for our facilities, offices and motor vehicles.

Severance payments of $1.9 million are payable only upon termination, retirement or death of the respective employee. Of this amount, $0.3 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, the timing of such payments is not specified in the table. See also Note 11 to our audited consolidated financial statements included elsewhere in this Annual Report.

As required by IFRS, our obligation to pay royalties to the IIA is presented in our consolidated financial statements as part of our long-term liabilities and accrued expenses in respect of future sales of Our Products. However, since these obligations are contingent upon the volume and timing of sales of Our Products, we are unable to reasonably estimate the timing and scope of such payments and they are not specified in the table. See also Item 4.B. “Business Overview—Government Regulations—The Israeli Market - Israeli Innovation Authority” above and Note 12 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Directors

The following table presents information about our current executive officers and members of our Board of Directors, including their ages as of March 24, 2020:

Name	Age	Position
Executive Officers
Gilad Glick	48	President and Chief Executive Officer
Shy Basson	49	Chief Financial Officer
Dan Shlezak	56	General Manager, Israel
Efrat Litman	47	Vice President of Advanced Research and Development
Eilon Livne	50	Vice President of Sales and Channels Development EMEA
Shiri Shneorson, PhD	46	Vice President and General Manager of Digital Health Business Unit
Shane Brown	47	President of Itamar Medical, Inc.
Amit Shafrir	55	Vice President and General Manager of Cardiology Business Unit

Board Members
Giora Yaron, PhD	72	Chairman of the Board of Directors
Ilan Biran(1)(2)	74	Director
Jonathan Kolber(3)	59	Director
Sami Totah(3)	63	Director
Christopher M. Cleary	60	Director
Scott P. Serota	64	Director
Yaffa Krindel Sieradzki(1)(2)	66	External Director
Zipora (Tzipi) Ozer-Armon(1)(2)	56	External Director

(1)	Member of the audit committee of the Board of Directors, or the Audit Committee.

(2)	Member of the compensation committee of the Board of Directors, or the Compensation Committee.

(3)	Resigned from the Board of Directors as of March 25, 2021.

The current business addresses for our executive officers and directors is c/o Itamar Medical Ltd., 9 Halamish Street, Caesarea 3079883, Israel.

Executive Officers

Gilad Glick has served as our President and Chief Executive Officer since July 2013. Mr. Glick also serves as a director of our U.S. subsidiary, Itamar Medical, Inc. Prior to joining the Company, Mr. Glick served in various positions in the medical devices industry, spanning across multiple countries in Europe and the U.S. in a variety of functional areas including sales, marketing, service and research & development. Between June 2008 and July 2013, Mr. Glick held the position of worldwide vice president of sales and marketing of Biosense Webster, a Johnson & Johnson company, overseeing all strategic and commercial activities. Mr. Glick earned an M.B.A from the Maastricht School of Management, majoring in general and strategic management. He is also a graduate of the Strategic Marketing Management Executive Program at the Stanford Graduate School of Business.

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

Dan Shlezak has joined Itamar Medical in 2020 and served as our Vice President of Operations and Engineering until appointed as General Manager, Israel as of October 2020. Prior to joining the Company, between 2006 and 2019, Mr. Shlezak served as General Manager at Carestream Health Ltd., a worldwide provider of dental and medical imaging systems and healthcare IT solutions. Between 2003 and 2006 Mr. Shlezak served as Vice President Operations at Advanced Dicing Technologies Ltd., a company specialized in the development and manufacturing of dicing systems and blades for the semiconductor industry. Between 2000 and 2003, Mr. Shlezak served as Operations General Manager at Kulicke and Sofa (Israel) Ltd. and prior to that, he served between 1992 and 2000 in additional operational roles in Israeli based companies. Mr. Shlezak holds a B.Sc. degree in Mechanical Engineering, from the Technion — Israel Institute of Technology (graduated with honors); a M.Sc. degree in Mechanical Engineering, from the Technion; an MBA from the Technion, and an M.A. in Law from Haifa University.

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

Eilon Livne has served as our Vice President of Sales and Channels Development, EMEA Region since 2015. Between 2014 and 2015, Mr. Livne served as our Head of Wellness Activity, USA. Between 2013 and 2014, Mr. Livne served as the VP Sales and Marketing of Adhestick Ltd., leading the international sales and marketing of its consumer goods products line. Between 2002 and 2013, Mr. Livne served as the CEO of Silverline Jewelry Ltd. Between 2001 and 2002, Mr. Livne served as Product Manager of Giteko Technologies, and prior to that, he served as Senior Consultant at the Governmental Incentives Department at Ernst & Young Israel. Mr. Livne holds a B.A. degree in Economy and Accountancy from the Ruppin Academic Institute and is a Certified Public Accountant in Israel.

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

Shane Brown, has served as our President, U.S. since October 2020. In his current role, he has operational and commercial responsibility for the U.S. Prior to joining the Company, Mr. Brown served as AGA Medical National Sales Manager, US and GM for Northern Europe) and as head of sales and marketing for the UK and Ireland at St. Jude Medical, VP of Commercial at Topera and VP of Sales, CP of Enterprise Accounts at Abbott Labs. Mr. Brown holds a bachelor of arts degree from the Miami University in Oxford, Ohio.

Amit Shafrir has served as our Vice President and General Manager, Cardiology since January 2020. Prior to that, Mr. Shafrir served as an advisor to Itamar between August 2017 and December 2019. Mr. Shafrir is the co-Founder of Quiv, a marketplace of askers and experts where the proceeds benefit charitable organizations. Previously Mr. Shafrir had co-founded of a few companies in the senior care tech space. Among them, SaferAging,com, lert.ly, and OurParents.com (sold). Between 2010 and 2013, Mr. Shafrir was Executive President and Director of Badoo (currently known as BMBL). Mr. Shafrir has managed some Internet brands such as icq, Netscape Security Solutions, and WinAmp, and was President of AOL Premium Services. Mr. Shafrir has also held senior position at Amdocs, providing software services to companies like AT&T, Sprint, Nextel and T-Mobile. Mr. Shafrir holds a BA and MBA degrees from Tel Aviv University.

Board Members

Giora Yaron, PhD, , is a co-founder of our Company and has served as Chairman of our Board of Directors since 2016. Between 1997 and 2016, Dr. Yaron served as Co-Chairman of our Board of Directors. Dr. Yaron also serves as a member of the Board of Directors of Amdocs Limited (NASDAQ:DOX), a board member of Excelero (ExpressIO), a provider of ultra-fast block storage solutions and serves as the Chairman of the Board of Directors of Equalum, a provider of a real-time Data Beaming for Big Data Analytics. Dr. Yaron co-founded several privately-held technology companies, sold to multinational corporations, including, P-cube, Pentacom, Qumranet, Exanet, Comsys and Hyperwise Security. Dr Yaron is an active seed investor in Great People, SpeedDB, Salto, Vulcan Security, CyberPion, AgronSec, Aqua Security and Apolicy From 2010 until December 2018, Dr. Yaron served as Chairman of the Executive Council of the Tel Aviv University. He also served as Chairman of Ramot, the Tel Aviv University technology transfer company from 2010 until 2015. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately-held video technology provider and serves on its Board of Directors. Between 1996 and 2006, Dr. Yaron served as a member of the Board of Directors of Mercury Interactive, a publicly-traded IT optimization software provider, acquired by Hewlett-Packard, including as its Chairman of the Board of Directors between 2004 and 2006. Between 1992 and 1995, Dr. Yaron served as President of Indigo NV. Prior to joining Indigo, Dr. Yaron served as Corporate Vice President of National Semiconductor. Dr. Yaron has previously served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, and on the advisory board of the Israeli Ministry of Defense. Dr. Yaron holds a PhD in device physics, and a Bachelor’s degree in physics and mathematics from the Hebrew University of Jerusalem.

Ilan Biran has served as a director on our Board of Directors since 2013. Mr Biran serves as a director of Bezeq - The Israel Communications Company Ltd. and certain of its subsidiaries since April 2018 and has previously also served as Bezeq's chief executive officer. Mr. Biran serves as a director of Kinneret College on the Sea of Galilee (R.A). Mr. Biran has previously served as the chairman of the board of Rafael - Advanced Defense Systems Ltd. and D.B.S. Satellite Services (1998) Ltd and as an external director on the board of directors of Israel Discount Bank Ltd. Mr. Biran served in the Israel Defense Forces for 32 years, most notably as the former General Director of the Ministry of Defense, and in various staff and command positions, including commanding general, central command, head of the technology and logistics branch, and head of the operations division at the general staff. Mr. Biran has received an honorary degree from the Technion Israel Institute of Technology in 2013. Mr. Biran holds an Associate Diploma in Strategy and Political Economic Research from Georgetown University and the U.S. Marine Corps Command and Staff College. Mr. Biran also holds a B.A. in Economics and Business Administration from the Bar Ilan University.

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

Scott P. Serota has served has served a director on our Board of Directors since January 2021. Prior to that, Mr. Serota served for two decades as president and CEO of the Blue Cross Blue Shield Association (BCBSA), the largest health insurance provider in the U.S. Prior to being named president and CEO in 2000, he served four years as a senior executive including two years as Chief Operating Officer and earlier as vice president for system development responsible for new business strategy and the BCBS Technology Evaluation Center. Prior to joining BCBSA, Mr. Serota was president and CEO of Chicago-based Rush Prudential Health Plans. Mr. Serota is a founding member of the National Business Group on Health’s Institute on Healthcare Costs and Solutions, A Board member of Brain Research Foundation, and an advisory board member of Paragon Biosciences. Notably, Mr. Serota was appointed by President George W. Bush to the Policy Committee of the White House Conference on Aging, where he advised the Administration and Congress on policies, programs and services affecting the nation’s older citizens. During the George W. Bush administration, Mr. Serota also served as chairman of the subcommittee on Health. Mr. Serota earned a bachelor’s degree from Purdue University and a master’s degree in health administration and planning from the Washington University School of Medicine. He holds an honorary Doctor of Science from Purdue.

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

In January 2021, our Board of Directors appointed Mr. Serota to our Board of Directors. Dr. Yaron and Messrs. Biran, Cleary and Serota will serve as directors until our annual general meeting of shareholders to be held in 2021. Ms. Krindel Sieradzki and Ms. Ozer-Armon were reelected as external directors in May 2019 for a three-year term.

In August 2020, Mr. Martin S. Gerstel, who was one of the co-founders of Itamar Medical and has served as a director on our Board of Directors since 1997, retired from our Board.

In March 2021, Messrs. Kolber and Totah, who served as directors on our Board of Directors since 2015, informed us of their retirement from our Board effective March 25, 2021.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the period indicated(1):

All directors and executive officers as a group, consisting of 17 persons(2) for the year ended	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits	Share-based compensation
	(in thousands)
Year ended December 31, 2020	$2,867	$149	$1,002

(1)	The cost reflected in this table for the year ended December 31, 2020 is calculated in accordance with IFRS and is as recognized in our financial statements for such year. It is noted that, in accordance with IFRS, cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the exchange rate between the NIS and the U.S. dollar as of the end of each month during 2020, the period covered by the table (which, on average for 2020, was approximately NIS 3.44 per $1.00).

(2)	Including one person who served as our executive officer in 2020 and one person who served as a member of our Board of Directors in 2020 (and who are no longer serving as our executive officer and director, respectively), and one executive officer who was appointed during 2020.

We provide leased cars or reimbursement of car expenses to our executive officers in Israel (which amounts are included in the amounts provided in the above table) and reimbursement of other expenses pursuant to our standard policies and procedures.

During the year ended December 31, 2020, we also granted our directors and executive officers:

•	options to purchase, in the aggregate, 6,084,784 ordinary shares at a weighted average exercise price per share of NIS 1.75 (equivalent to approximately $0.53), of which (i) 1,243,511 are performance-based options that will vest in December 2022 if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to approximately $1.62), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to approximately $0.81), or if, on the applicable measurement date, the price of our ordinary shares is between these two vesting-trigger share prices, the percentage of options that will vest will be determined based on linear interpolation, and (ii) 4,841,273 options will vest over a period of four years following the grant date. Of the 6,084,784 options, 1,210,000 options will expire ten years from the grant date and the balance of 4,874,784 options will expire in May 2029. The weighted average fair value of these options as of the grant date was NIS 0.58 (equivalent to approximately $0.18) per option; and

•

576,562 ordinary shares issuable upon the vesting of outstanding performance-based RSUs, which will vest in if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to approximately $1.62), or 50% of such RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to approximately $0.81), or if, on the applicable measurement date, the price of our ordinary shares is between these two vesting-trigger share prices, the percentage of RSUs that will vest will be determined based on linear interpolation. The weighted average fair value of these RSUs as of the grant date was NIS 0.63 (equivalent to approximately $0.19) per RSU.

As to acceleration of options granted to directors, see under “Directors Remuneration” below.

Individual Compensation of Covered Executives

The table and summary below outline the compensation granted to our five most highly compensated “office holders” as required by the Companies Law, during or with respect to the year ended December 31, 2020. The Companies Law defines the term “office holder” of a company to include the chief executive officer (referred to in the Companies Law as the general manager), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation to each Covered Executive. All amounts reported in the table are in terms of cost to the Company for the year ended December 31, 2020*, as reflected in the financial statements for the year then ended and calculated in accordance with IFRS.

Name and Principal Position(1)	Annual Base Salary (2)	Bonus (3)	Sales Commissions (4)	Share-Based Compensation (5)	All Other Compensation (6)	Total
	(in thousands)
Gilad Glick, President and Chief Executive Officer	$357	$295	$—	$238	$21	$911

Shy Basson, Chief Financial Officer	221	165	—	190	70	646

Efrat Litman, Vice President of Advanced Research and Development	169	35	—	129	55	388

Shiri Shneorson, PhD, Vice President and General Manager of Digital Health Business Unit	209	35	—	41	69	354

Amit Shafrir, Vice President and General Manager of Cardiology Business Unit	175		96	49	33	354

*

The cost reflected in this table is calculated in accordance with IFRS and is as recognized in our financial statements for the year ended December 31, 2020. It is noted that, in accordance with IFRS, cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the exchange rate between the NIS and the U.S. dollar as of the end of each month during 2019, the period covered by the table (which, on average for 2020, was approximately NIS 3.44 per $1.00).

(1)	Unless otherwise indicated herein, all Covered Executives are engaged on a full-time (100%) basis.

(2)	Reflects the annual gross salary of the Covered Executives, other than Mr. Glick who is engaged through consultancy agreements, where such figures reflect his annual fixed compensation, including social benefits.

(3)	Amounts reported in this column represent annual bonuses granted to the Covered Executives. Consistent with our Compensation Policy, such bonuses are based upon (i) for Mr. Glick, see note (7) below; and (ii) for the other executive officers — achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, as well as, in appropriate circumstances, other measurable criteria, such as personal targets, which, in general, may not exceed nine monthly salaries.

(4)	Amounts reported in this column represent sales commission, which are based on the achievement of certain sales targets.

(5)	Amounts reported in this column represent the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 15 to our audited consolidated financial statements. All of the awards were in the form of stock options or RSUs, and were made pursuant to one of our equity incentive plans. Vesting of the options and RSUs will accelerate upon certain change of control events.

(6)	Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites to Israeli employees may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds, or Keren Hishtalmut, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with Itamar Medical’s guidelines. Such benefits and perquisites to U.S. employees may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., 401K), vacation, car or car allowance, medical insurances and employers payments for social security and other benefits and perquisites consistent with Itamar Medical’s guidelines.

(7)	Consistent with our Compensation Policy, and as approved by our shareholders in May 2018 and in August 2020, Mr. Glick is entitled to an annual bonus, subject to Mr. Glick achieving certain criteria and milestones set by our Compensation Committee and Board of Directors. The milestones for the annual bonus for the years 2018 through 2022 are based upon our annual revenue in such years, which is tied to our annual budget for the applicable year as well as on personal targets to be determined annually by our Compensation Committee and the Board of Directors. The annual bonus payable (not including any discretionary bonus, which may not exceed an amount equal to three monthly base salaries) to Mr. Glick for each year may, generally, not exceed an amount equal to 12 monthly base salaries of Mr. Glick in such year, which is currently equal to a maximum annual bonus of approximately NIS 1,035,000 (equivalent to approximately $314,700).

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

Consistent with our Compensation Policy and as previously approved by our shareholders, the key terms of compensation payable to Mr. Glick, our President and Chief Executive Officer, are as follows:

•	Salary/ Monthly payment: Effective April 1, 2018, a monthly payment of NIS 102,450 (equivalent to approximately $31,149) plus VAT; this amount includes the equivalent of base salary and the total cost of social benefits payable to Mr. Glick. Mr. Glick is also eligible to a salary increase, effective January 1, 2021, to a monthly payment of NIS 126,205 (equivalent to approximately $38,371) plus VAT; this amount includes the equivalent of base salary and the total cost of social benefits payable to Mr. Glick. Such salary increase is subject to the approval of our shareholders.

•	Annual Bonus: An annual cash bonus in each of the years 2018 to 2022 (inclusive), or the bonus years, as follows:

•	a maximum annual bonus of up to 12 monthly base salaries per year (excluding a discretionary bonus of up to three base salaries).

•	the bonus is payable subject to meeting personal targets to be determined annually by the Compensation Committee and the Board and to meeting sales revenue goals that reflect growth in our revenues at a rate to be determined by the Compensation Committee and the Board of Directors by the end of the first quarter of each bonus year as part of the annual budget approval. The sales revenue goal for each bonus year is divided into three levels of sales revenues: the minimum goal, the target goal and the maximum entitlement goal.

•	in the event that the actual sales revenues in any bonus year are within the range between two goals (the minimum goal and the target goal or between the target goal and the maximum entitlement goal), the amount of the bonus shall be calculated linearly based on the increase in sales revenue in that bonus year.

•	payment of the bonus is also contingent on meeting a minimum operating income or a maximum operating loss goal. Such operating income or operating loss is on an adjusted, non-IFRS basis, which neutralizes certain non-cash and non-recurring components.

•	for the purpose of examining compliance with the said goals at the end of each relevant year, the effects of the following events (relative to that bonus year’s budget) will be neutralized: (1) an increase our expenses for clinical trials (both in view of the entry into a new clinical trial and in light of the expansion of existing clinical trial); (2) increase or decrease in our costs in respect of payments to sales personnel (including costs of recruiting new sales personnel); (3) expenses associated with changing the reimbursement policy of medical insurers during the budget year and/or changes in the standard requirements applicable to our products; (4) expenses related to the process of listing on Nasdaq; (5) expenses incurred by our Company in respect of listing of securities for trading or sale in the United States solely for sales by our shareholders that exercise their registration rights or expenses in respect of unsuccessful capital raising; and (6) expenses related to the annual bonus to our chief executive officer or to any other officer in that year.

•	the annual bonus is payable once a year, following the approval of our annual financial statements for the preceding year.

•	Other Benefits: Mr. Glick is also entitled to benefits such as a monthly car allowance of NIS 6,000 (equivalent to $1,824), medical insurance and other benefits consistent with Itamar Medical’s policy.

In addition, Mr. Glick is granted from time to time equity-based compensation and special bonuses, including, most recently, on March 18, 2020, when our shareholders approved, among other matters, the following grants to Mr. Glick:

•	a special bonus of NIS 258,762 (equivalent to approximately $78,765) in consideration of his performance during 2019;

•	a grant of performance-based stock options, exercisable into 3,019,864 ordinary shares at an exercise price per share of NIS 1.22 (equivalent to approximately $0.37), and of performance-based RSUs exercisable into 609,232 ordinary shares at a purchase price per share of NIS 0.30 (equivalent to approximately $0.09), in lieu of 3,019,864 performance-based options and 609,232 performance-based RSUs previously granted that have not yet vested; and

•	a grant of service stock options exercisable into 1,676,425 ordinary shares at an exercise price per share of NIS 1.28 (equivalent to approximately $0.39).

For additional details regarding the aforesaid grants approved at the special meeting of shareholders held on March 18, 2020, see Item 3 of the Notice and Proxy Statement filed as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 11, 2020, which is incorporated herein by reference.

Directors Remuneration

All of our directors are entitled to reimbursement of expenses. In addition, other than Mr. Cleary (who is entitled only to reimbursement of expenses), our directors, including external directors, receive the following compensation:

•	Dr. Yaron, the chairman of our Board of Directors, is entitled, pursuant to the consultancy agreement we entered into with a company wholly owned by Dr. Yaron in May 2001 (as amended), to a monthly payment of $6,250, plus VAT. Under the agreement, Dr. Yaron is required to provide us with consulting services, including service as a chairman of our Board of Directors, on a part-time basis of 40% of the work week.

•	Mr. Biran, Ms. Krindel Sieradzki and Ms. Ozer-Armon are each entitled to an annual fee of NIS 83,805 (equivalent to approximately $25,480) and attendance fees of NIS 4,410 (equivalent to approximately $1,341) per meeting attended, linked to the Israeli CPI.

•	Messrs., Serota, Kolber and Totah are each entitled (in the case of Messrs. Kolber and Totah, by payment to an affiliate of Viola) to an annual fee of NIS 62,885 (equivalent to approximately $19,120) and attendance fees of NIS 3,320 (equivalent to approximately $1,009) per meeting attended, linked to the Israeli CPI.

•	Mr. Serotta is also eligible for annual consulting fees, payable in four equal installments, in the amount of $25,000 annually, under a consulting agreement entered into prior to his appointment as a member of our Board. Pursuant to this consulting agreement Mr. Serota was also granted 281,778 RSUs. The resuming of payment of such fees is subject to approval of our shareholders in our next shareholders meeting.

According to the Compensation Policy, directors and officers may be granted equity-based compensation subject to certain criteria and limitations set forth therein, including the following:

•	equity-based awards shall vest as determined by us at the time of grant. However, other than in the event of acceleration, no portion of any grant may vest prior to the end of the one-year anniversary of the date of grant or from the commencement date of the directors’ or officers engagement with us;

•	the equity-based award shall have a fair value that will not exceed, with respect to each year of vesting (measured on a linear basis), the equivalent of (i) the value of 24 months’ salary with respect to the chief executive officer, (ii) 12 months’ salary with respect to each other officer, and (iii) NIS 300,000 (equivalent to approximately $91,213) for each director; and

•	the exercise price of options whose vesting is subject to the passage of time (and not subject to meeting milestones) will be no less than the average price of the ordinary shares of the Company on the TASE for the thirty (30) trading days prior to the date such grant was approved by our Board of Directors.

Consistent with the Compensation Policy and as further approved by our shareholders, we made the following grants of equity-based awards to our directors from January 1, 2020 to December 31, 2020:

•

In May 2020, we granted 110,000 service options to each of our five directors (other then Me. Serota) at an exercise price of NIS 2.96 (equivalent to approximately $0.90) per ordinary share. The options shall vest in four equal installments of 27,500 options each on May 29 of each of the years 2021, 2022, 2023 and 2024.

•	In January 2020, we granted Mr. Scot Serotta 110,000 service options to each of our five directors at an exercise price of NIS 2.92 (equivalent to approximately $0.89) per ordinary share. The options shall vest in four equal installments of 27,500 options each on January 28 of each of the years 2021, 2022, 2023 and 2024

As approved by our shareholders on March 18, 2020, the vesting of stock options granted to directors are subject to acceleration as follows: (i) upon the completion of a full term of service of a director (three years for external directors and one year for other directors) without being reelected at the annual or special general meeting of shareholders; or (ii) upon termination of the service of a director in the middle of the term due to the consummation of certain change of control events (the date of such completion of the term or termination for such change of control events, the Trigger Date), all outstanding stock options vested on the Trigger Date shall expire within 180 days thereafter and all outstanding unvested stock options shall accelerate and be fully vested on the Trigger Date and shall expire within 180 days thereafter, similar to the acceleration to which some of our executive officers are entitled. For additional details regarding the vesting terms approved at the special meeting of shareholders held on March 18, 2020, see Item 2 of the Notice and Proxy Statement filed as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K submitted to the SEC on February 11, 2020, which is incorporated herein by reference.

Other than the foregoing payments, fees, reimbursement for expenses and the award of stock options and RSUs, we do not compensate our directors for serving on our Board of Directors.

Change of Control Arrangements

Certain of our executive officers as well as certain additional key employees are entitled to accelerated vesting of the ordinary shares subject to outstanding options and RSUs granted to them in connection with a sale of the Company or similar change of control events.

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

Our Audit Committee is currently composed of Ms. Krindel Sieradzki, the chairperson of our Audit Committee, Ms. Ozer-Armon and Mr. Ilan Biran, all of whom satisfy the respective “independence” requirements of the Companies Law and the SEC and Nasdaq rules for audit committee members. The Audit Committee meets at least once each quarter, with additional special meetings scheduled when required.

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

Our Compensation Committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the duties and roles assigned to it pursuant to the Companies Law and applicable Nasdaq rules described above; and oversight and administration of our equity-based plans. In March 2020, our shareholders approved our Compensation Policy.

Our Compensation Committee is currently composed of Ms. Ozer-Armon, the chairperson of our Compensation Committee, Ms. Krindel Sieradzki and Mr. Ilan Biran, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq rules for compensation committee members. The Compensation Committee meets at least once each quarter, with additional special meetings scheduled when required.

Internal Auditor

Under the Companies Law, our Board of Directors is also required to appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent accounting firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of a company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Mr. Ariel Horowitz of Ernst & Young Israel serves as our internal auditor.

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

Approval of Office Holder Compensation

Pursuant to the Companies Law, every Israeli public company, such as the Company, must adopt a compensation policy, recommended by the compensation committee, and approved by the Board of Directors and the shareholders, in that order. The shareholder approval must be by a simple majority of all votes cast, provided that either (i) such majority includes a simple majority of the votes cast by non-controlling shareholders having no personal interest in the matter or (ii) the total number of votes of shareholders mentioned in clause (i) above who voted against the approval of the policy does not exceed 2% of the total voting rights in the company. Even if the shareholders do not approve the compensation policy, the board of directors may resolve to approve the compensation policy, subject to certain conditions. In general, all office holders’ terms of compensation — including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability — must comply with the company’s compensation policy. The compensation policy must take into account certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must include certain principles, such as: a link between variable compensation and long-term performance and measurable criteria; the relationship between variable and fixed compensation; and the minimum holding or vesting period for variable, equity-based compensation. In March 2020, our shareholders approved our Compensation Policy.

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

We have entered into agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions. The maximum aggregate amount of indemnification that we may pay to our directors and executive officers based on such indemnification agreements is, generally, NIS 15.0 million (equivalent to approximately $4.6 million) (linked to the Israeli CPI) for all office holders.

We also currently maintain directors’ and officers’ liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $1.6 million.

D. Employees

The following table details certain data on the workforce of Itamar Medical and its consolidated subsidiaries as of the dates indicated:

	As of December 31,
	2020	2019	2018
Numbers of employees by geographic location
United States	90	80	55
Israel	166	103	97
Japan	1	1	1
Total workforce	257	184	153
Numbers of employees by category of activity
Sales and marketing	52	46	31
Support in sales and marketing	27	26	21
Management and administrative	33	25	21
Operations, engineering and manufacturing	115	67	63
Research, development and technologies	30	20	17
Total workforce	257	184	153

The overall increase in our workforce, from 184 employees in 2019 to 257 employees in 2020, was primarily due to an increase in manufacturing employees to support increasing demand to Our Products, recruitment of sales and marketing personnel (including support in sales and marketing personnel), mainly in the United States, as a result of the expansion into new geographic territories in the U.S. and an increase in research, development and technologies personnel in Israel to support product development, mainly related to our digital health platform. The overall increase in our workforce, from 153 employees in 2018 to 184 employees in 2019, was primarily due to recruitment of sales and marketing personnel (including support in sales and marketing personnel), mainly in the U.S., as a result of the expansion into new geographic territories in the U.S. and an increase in research, development and technologies personnel in Israel.

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

As of March 17, 2021, 31,636,502 ordinary shares remained available for grant of awards under the Equity Plans.

Grants in 2020

In 2020, we granted under the Equity Plans (i) options exercisable into up to 11,558,773 ordinary shares (compared with options exercisable into up to 13,601,699 ordinary shares that we granted in 2019); and (ii) up to 649,820 ordinary shares issuable upon the vesting of performance-based RSUs (compared with up to 981,472 ordinary shares issuable upon the vesting of performance-based RSUs that were granted during 2019).

Total Outstanding Options and RSUs

The following table sets forth, as of December 31, 2020, the number of options outstanding under our Equity Plans and their respective exercise prices and expiration dates:

Number of Outstanding Options		Range of exercise prices	Weighted average remaining contractual life (in years)(***)
	21,149,223	$0.31-$0.39	4.00
	15,064,613	$0.40-$0.48	2.39
	7,464,589	$0.49-$0.63	4.83
	5,244,664	$0.65-$0.76	4.72
Total(*)(**):	48,923,089		5.11

(*)	Includes 9,941,206 options that were vested and exercisable as of December 31, 2020.

(**)

Includes:

10,102,264 performance-based options, with exercise prices ranging between NIS 1.15 and NIS 1.86 (equivalent to approximately $0.35 and $0.57, respectively), which performance criteria is that they will vest in December 2022 if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to approximately $1.62), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to approximately $0.81). If, on the applicable measurement date, the price of our ordinary shares is within the range between these two vesting-trigger share prices, the relative quantity of the options will vest.

(***)	In March 2021, our Board of Directors approved the extension of the exercise period of options with an exercise period of five years to ten years, subject to approval of our shareholders, as the extension relates to options held by members of our Board and by our President and Chief Executive Officer. The table does not take into account such extension.

The following table sets forth, as of December 31, 2020, the number of RSUs outstanding under our Equity Plans and their respective weighted average grant date fair value:

RSUs	Number	Weighted average grant date fair value
Outstanding at beginning of the year	4,328,395	$0.15
Granted	649,820	$0.20
Vested	(1,136,167)	$0.16
Forfeited	(567,469)	$0.17
Outstanding at end of the year (*)	3,274,579	$0.17

(*)

1,024,722 performance RSUs, which were granted to our President and Chief Executive Officer and vested on December 20, 2020, have a purchase price. The purchase price for such RSUs is NIS 0.30 per share (equivalent to approximately $0.09).

281,778 RSUs were granted to a consultant in November 2020. Such consultant was nominated as a director in January 2021.

1,968,079 RSUs are performance based RSUs, which performance criteria is that they will vest in December 2022 if the price of our ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to approximately $1.62), or 50% of such RSUs will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to approximately $0.81). If, on the applicable measurement date, the price of our ordinary shares is within the range between these two vesting-trigger share prices, the relative quantity of the RSUs will vest. Out of these performance based RSUs, only 609,232 RSUs, which were granted in 2019 to our President and Chief Executive Officer, have a purchase price. The purchase price for such RSUs is NIS 0.30 per share (equivalent to approximately $0.09).

For additional details and a discussion of the accounting method and assumptions used in valuation of such options and RSUs, see Note 15 to our audited consolidated financial statements included elsewhere in this Annual Report.

Grants Since January 1, 2021

Since January 1, 2021, we also granted options exercisable into 3,770,000 ordinary shares at exercise prices ranging between NIS 2.71 and NIS 2.91 (equivalent to approximately $0.82 and $0.88, respectively) per share, which expire in 2031.

Extension of the Exercise Period of Options

In March 2021, our Board of Directors approved the extension of the exercise period of options with an exercise period of five years to ten years, subject to approval of our shareholders, as the extension relates to options held by members of our Board and by our President and Chief Executive Officer.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 17, 2021, for:

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

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 17, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

The percentage of ordinary shares beneficially owned is calculated on the basis of 491,613,539 ordinary shares outstanding as of March 17, 2021. Ordinary shares that a person has the right to acquire within 60 days of March 17, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all board members and executive officers as a group.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Itamar Medical Ltd., 9 Halamish Street, Caesarea 3079883, Israel.

	Shares beneficially owned
Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Deerfield Mgmt, L.P. (1)	35,814,090	7.3%
Entities affiliated with the Viola Group(2)	33,431,918	6.8%
MS Pace LP(3)	28,317,403	5.8%
Redmile Group, LLC(4)	27,345,000	5.6%

Executive Officers and Board Members
Giora Yaron, Ph.D.(5)	30,749,185	6.2%
Gilad Glick(6)	10,633,846	2.1%
Shy Basson(7)	2,185,420	*
Dan Shlezak	-	-
Efrat Litman(8)	1,478,216	*
Eilon Livne(9)	993,900	*
Shiri Shneorson(10)	133,247	*
Amit Shafrir(11)	184,156	*
Shane Brown	-	-
Ilan Biran(12)	636,316	*
Jonathan Kolber(13)	-	-
Sami Totah(14)	-	-
Christopher M. Cleary(15)	-	-
Scott Seota(16)	140,888	*
Yaffa Krindel Sieradzki(17)	521,274	*
Zipora (Tzipi) Ozer-Armon(18)	275,000	*
All executive officers and board members as a group (16 persons)(19)	47,931,449	9.4%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)

This information is based on a Schedule 13G filed on November 20, 2020 by Deerfield Mgmt, L.P., or Deerfield and on information about the purchase, by Deerfield,  of ADSs in the 2021 Public Offering, The number of ordinary shares reported in the table consists of 35,814,090 ordinary shares held by Deerfield. The business address of Deerfield is 345 Park Avenue South, 12th Floor, New York, New York 10017.

(2)	This information is based on information provided to the Company by Viola Growth II GP Ltd., a Cayman Islands company, as part of the 2021 Public Offering in which Viola sold 1,310,000 ADSs. The number of ordinary shares reported in the table consists of (a) 33,046,918 ordinary shares held by Viola Growth 2 A.V. Limited Partnership, or Viola 2 AV, an Israeli limited partnership; and (b) 385,000 ordinary shares issuable upon exercise of options to purchase ordinary shares held by Viola Growth Management Fund 2 Ltd., or Viola 2, an Israeli company, that are or will be immediately exercisable within 60 days of March 17, 2021. The general partner of Viola 2 AV is Viola Growth II Limited Partnership, a Cayman Island limited partnership. The general partner of Viola Growth II Limited Partnership is Viola Growth II GP Ltd., a Cayman Islands company, which is wholly owned by Viola 2. Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi, all of whom are Israeli citizens, hold indirect interests in, and are the controlling shareholders of, Viola 2 and, consequently, may be deemed to be the beneficial owners of the ordinary shares held by Viola 2 AV and Viola 2. However, each of Messrs. Dovrat, Beit-On and Zeevi disclaims beneficial ownership of all of the foregoing shares, except to the extent of their respective pecuniary interest therein. The business address of Viola is Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzeliya 4672530, Israel.

(3)	This information is based on specific information provided to us on December 15, 2020 by MS Pace LP, or MSP, a Delaware limited partnership, MS Pace Management, LLC, or MSP Management, a Delaware limited liability company and Sightline MS GP, LLC, or Sightline, a Delaware limited liability company. The general partner of MSP is MSP Management which is 51% held by an affiliate of Medtronic International Technology, Inc., or Medtronic, and the remaining 49% interest therein is held by Sightline, a third party unrelated to Medtronic. Medtronic also holds 20% of the limited partnership interests in MSP. Medtronic is an indirect wholly owned subsidiary of Medtronic plc, an Irish corporation whose shares are traded on the NYSE. The number of ordinary shares reported in the table consists of 28,317,403 ordinary shares held by MSP. The business address of MSP is 8500 Normandale Lake Boulevard, Suite 1070, Bloomington, Minnesota 55437.

(4)	This information is based on a Schedule 13G filed on February 16, 2021 by Redmile Group, LLC, or Redmile and on information about the purchase, by Redmile, of ADSs in the 2021 Public Offering. The number of ordinary shares reported in the table consists of 27,345,000 ordinary shares held by Redmile. The business address of Redmile is One Letterman Drive, Building D, Suite D3-300, The Presidio of San Francisco, San Francisco, California 94129.

(5)	Consists of (a) 30,122,869 ordinary shares and (b) 626,316 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021. Some of these securities are held through a company wholly owned by Dr. Yaron.

(6)	Consists of (a) 478,622 ordinary shares and (b) 10,155,224 ordinary shares issuable upon exercise of options and vesting or exercise of RSUs to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021.

(7)	Consists of (a) 204,387 ordinary shares and (b) 1,981,033 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021.

(8)	Consists of (a) 127,436 ordinary shares and (b) 1,350,780 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021.

(9)	Consists of (a) 79,852 ordinary shares and (b) 914,048 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021.

(10)	Consists of 133,247 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021.

(11)	Consists of 184,156 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021.

(12)	Consists of (a) 120,000 ordinary shares and (b) 516,316 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021.

(13)	Mr. Kolber is a partner in Viola Growth, which is an affiliate of Viola.

(14)	Mr. Totah is a partner in Viola Growth, which is an affiliate of Viola.

(15)	Mr. Cleary is a Vice President of Corporate Development for Medtronic plc, which is an affiliate of MS Pace.

(16)	Consists of 140,888 ordinary shares issuable upon vesting of RSUs to purchase ordinary shares that are or will be immediately vested within 60 days of March 17, 2021.

(17)	Consists of (a) 246,274 ordinary shares and (b) 275,000 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021.

(18)	Consists of 275,000 ordinary shares issuable upon exercise of options to purchase ordinary shares that are or will be immediately exercisable within 60 days of March 17, 2021.

(19)

Consists of (a) 31,379,440 ordinary shares and (b) 16,552,009 ordinary shares issuable upon exercise of options and vesting of RSUs to purchase ordinary shares that are or will be immediately exercisable or vested within 60 days of March 17, 2021.

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

Significant Changes in the Ownership of Major Shareholders

In the first quarter of 2021 Viola sold ADSs representing 39,300,000 ordinary shares in the registered public offering, resulting in a reduction of its beneficial ownership of ordinary shares. To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Bank of New York Mellon, or BNY, is the holder of record for the Company’s American Depositary Receipt program, pursuant to which each ADS represents 30 ordinary shares. As of March 17, 2021, BNY held 241,228,260 ordinary shares representing 49.1% of our issued share capital held at that date. To our knowledge, as of March 17, 2020, we had no additional holders of record of our shares with addresses in the United States. As a number of our shares are held in book-entry form, we are not aware of the identity of all of our shareholders.

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

Transactions with Our Executive Officers and Directors

We have entered into employment or services agreements with each of our executive officers. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Executive Officer Employment and Consultancy Agreements” for additional information. In addition, we have entered into consultancy agreements with certain of our directors. See Item 6.B. “Directors, Senior Management and Employees — Compensation — Directors Remuneration” for additional information.

Viola Share Purchase Agreement

In August 2015, we entered into a share purchase agreement with Viola P.E. II A.V. LP and certain of its affiliates, and on November 5, 2015 (and, as a second stage of the transaction, on February 1, 2016), we completed the transaction. As part of the transaction, we granted Viola customary registration rights subject to obtaining the applicable regulatory approvals to the extent required under applicable law, including, at a minimum, two demand registration rights and unlimited piggyback and Form F-3 registrations. Viola exercised its registration rights with respect to certain of the ordinary shares held by it in the framework of the underwritten public offering we completed in February 2021 and they continue to be eligible to these registration rights with respect to the ordinary shares they continue to hold, subject to certain exceptions.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Export Sales

In the year ended December 31, 2020 the amount of our export sales (i.e., sales outside of Israel) was approximately $40.7 million, which represents 99.2% of our total sales.

Legal and Arbitration Proceedings

We are, or may be, from time to time, involved in certain routine litigation incidental to our business. However, except as described in this Annual Report, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, no significant change has occurred since December 31, 2020.

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

The Kaiser Agreement, which replaced the previous master products and services agreement with Kaiser, is essentially a framework agreement that allows Kaiser to place purchase orders for Our WatchPAT family of products from time to time, with no minimum purchase requirements. Under the Kaiser Agreement, we undertook to supply Kaiser and its affiliates with our WatchPAT family of products as well as offer maintenance services for the products supplied by us. The Kaiser Agreement also contains provisions regarding (1) the pricing terms of the products and services offered by us to Kaiser, (2) payment terms, (3) the warranty we provide with respect to the supply of Our Products, including in case of product recalls, and (4) our undertaking to indemnify Kaiser in case that Our Products infringe upon the intellectual property rights of third parties.

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

The Distribution Agreement is essentially a framework agreement that allows Philips Japan to place purchase orders for our WatchPAT family of products from time to time, with no minimum purchase requirements except to the limited extent described below. Under the agreement, Philips Japan was granted exclusive rights to distribute our WatchPAT products and ancillary accessories in Japan. The agreement contains other customary provisions, including (1) the pricing terms of the products offered by us to Philips Japan, (2) payment terms, (3) the terms of warranty for defective products, and (4) our undertaking to indemnify Philips in case that Our Products infringe upon the intellectual property rights of third parties. Philips Japan does not have the right to return the products that we deliver them pursuant to the Distribution Agreement.

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

The Distribution Agreement provided that its initial term will expire (i) on December 31, 2018, or (ii) three (3) years from the date that the MHLW grants reimbursement approval of therapy for patients diagnosed by HSATs (such as our WatchPAT) with AHI (apnea hypopnea index) above 20, or the MHLW approval, whichever is earlier. If the MHLW approval were obtained, it would have had the effect of expanding the reimbursement of therapy to patients suffering from moderate, and not only severe OSA. Since the MHLW approval has not been obtained to date, the initial term of the agreement was scheduled to expire on December 31, 2018. However, following an amendment to the Distribution Agreement, the term of the agreement was extended and is currently scheduled to expire on December 31, 2021. It should be noted that, as part of such amendment, the Distribution Agreement contemplates the preparation of a business plan to be mutually agreed by the parties, which business plan is expected to include, among other things, the submission of an application to seek the MHLW approval. There is no assurance, however, that, even if such business plan is agreed and implemented by the parties, the submission of such application will result in obtaining the MHLW approval and, if so, when.

Upon termination of the Distribution Agreement, Philips Japan, which holds the Japanese’s regulatory approval for marketing the WatchPAT in Japan, is required to transfer the regulatory approval to us.

Agreement with VA

On October 12, 2011 and March 12, 2014, our U.S. Subsidiary entered into a Solicitation/Contract/Order for Commercial Items agreement with the Department of Veterans Affairs, or VA, one of the largest U.S. hospital and clinics chains, or the VA Framework Agreement (as amended).

The VA Framework Agreement is essentially a framework agreement that allows VA to place purchase orders for Our Products from time to time, with no minimum purchase requirements, under the terms of the agreement. Under the agreement, we undertook to supply VA and its affiliates with our WatchPAT and EndoPAT products and ancillary accessories as well as offer maintenance services for the products supplied by us under the agreement. The agreement also contains provisions regarding (1) the pricing terms of the products and services offered by us to VA, (2) payment terms, (3) the warranty we provide with respect to the supply of Our Products, including in case of product recalls, and (4) our undertaking to indemnify VA in case that Our Products infringe upon the intellectual property rights of third parties.

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

E. Taxation

Israeli Tax Considerations

The following is a summary of the principal Israeli tax laws applicable to Israeli companies, with special reference to their effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares or ADSs. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law, including investors whose business is dealing in securities or who are subject to special tax regimes. Some parts of this discussion are based on tax legislation which has not been subject to judicial or administrative interpretation. We cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, and therefore is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

Tax Benefits under the Investment Law

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise, or a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, the Company is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005 (referred to as the 2005 Amendment), as of January 1, 2011 (referred to as the 2011 Amendment) and as of January 1, 2017 (referred to as the 2017 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. Pursuant to the 2011 Amendment, a Preferred Company was entitled to a reduced corporate tax rate. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise that is located in a specified development zone (zone A) is 7.5%, while the reduced corporate tax rate for a Preferred Enterprise located in other development zones is 16%.

The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as having a Preferred Technological Enterprise and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technological Income, or PTI, as defined in the Investment Law. The corporate tax rate is further reduced to 7.5% with respect to PTI of a Preferred Technological Enterprise located in development zone A.

The 2017 Amendment further provides that a Preferred Company satisfying certain conditions will qualify as having a Special Preferred Technological Enterprise (which requires, among others, that the total consolidated revenues of the group of which the Preferred Company is a member is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel.

Most of our production facilities have been granted Approved Enterprise and Benefited Enterprise status under the Investment Law. As such, we may be entitled to tax benefits for taxable income arising from our Approved or Benefited Enterprise status. Since our incorporation, we incurred significant losses and therefore we have not benefited from such status to date. To be eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set out in the specific certificate of approval, including that we meet a minimum threshold (25%) of export sales (i.e., sales outside of Israel). In the event that we are considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and we may be required to refund the amount of the benefits, as adjusted for inflation plus interest. However, since we have accumulated carryforward tax losses of approximately $123 million as of December 31, 2020, we did not benefit from such tax benefits and do not expect to benefit from such tax benefits in the foreseeable future. Once we utilize all of our accumulated tax losses, we expect to derive tax benefits in Israel relating to our Approved Enterprise and Benefited Enterprise status, provided we continue to be eligible for such benefits. Our income from sources other than from our Approved Enterprise and Benefited Enterprise status is taxable at regular corporate tax rates (currently 23%).

A company having an Approved Enterprise and Benefited Enterprise status, like us, that distributes a dividend from income that was exempt from corporate tax, will be required in the tax year of the dividend distribution to pay corporate tax on the amount of the dividend distributed at the corporate tax rate that would have been applicable to it in the year the income was generated if it had not been exempt from tax (including any tax withholding required as a result of the distribution).

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, for the year in which they are incurred, provided that the expenses are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is conducted for the promotion of the company and carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses will be reduced by the sum of any funds received through government grants for the financing of such scientific research and development projects. In addition, no deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version), 1961, or the Tax Ordinance. Expenditures not so approved are deductible over a three-year period.

From time to time, we may apply to the IIA for approval to allow a tax deduction for research and development expenses during the year incurred. There can be no assurance that such application will be approved.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•	amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the Industrial Enterprise (as defined below), commencing from the tax year where the Industrial Enterprise began to use them;

•	deductions of expenses related to a public offering of its shares on a stock market in equal amounts over a three-year period commencing in the year of the offering; and

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies.

Eligibility for the abovementioned benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company which is an Israeli resident for tax purposes and was incorporated in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Capital Gains Tax on Sales of our Ordinary Shares and ADSs

The following discussion refers to the sale of our ordinary shares. However, the same tax treatment would apply to the sale of our ADSs.

Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. Inflationary surplus is currently not subject to tax in Israel.

Taxation of Israeli Residents

The tax rate generally applicable to the capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company (which includes, among other things, the right to receive profits of the company, voting rights, the rights to receive proceeds upon the company’s liquidation and the right to appoint a director)), in which case the tax rate will be 30%. Israeli companies are subject to the corporate tax rate (currently 23%) on capital gains derived from the sale of listed shares.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares purchased upon or after the registration of the shares on the TASE or on a regulated market outside of Israel (such as Nasdaq), provided, among others, that such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents, whether directly or indirectly, (i) hold more than 25% of the means of control in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non- Israeli corporation. Such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

In addition, the sale of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the Convention Between the Government of the United States and the Government of the State of Israel with respect to Taxes of Income, as amended, or the U.S.-Israel Tax Treaty), and who holds ordinary shares as a capital asset, is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless (i) such shareholder holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding such sale, (ii) the capital gains arising from such sale are attributable to a permanent establishment of such shareholder located in Israel, (iii) the gain arising from such sale, exchange or disposition is attributed to real estate located in Israel under Israeli tax law, or (iv) the U.S. shareholder, being an individual, is present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, unless exempt under the Israeli domestic law as described above.

The payment of the consideration on the sale of ordinary shares may be subject to withholding tax in Israel. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at the time of sale.

Taxation of Dividends Paid on our Ordinary Shares and ADSs

The following discussion refers to dividends paid on our ordinary shares. However, the same tax treatment would apply to dividends paid on ADSs. We cannot assure you that, in the event we declare a dividend, we will designate the profits that we distribute in a way that will reduce shareholders’ tax liability.

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares. The tax rate generally applicable to such dividends is 25%, or 30% for an individual shareholder that is considered a significant shareholder (described above) at any time during the 12-month period preceding such distribution. Israeli resident companies are generally exempt from income tax from dividends sourced from income produced or accrued in Israel, received directly or indirectly from another company that is liable to Israeli corporate tax. Dividends paid from income derived from our Approved and Benefited Enterprises are generally subject to withholding tax at the rate of 15%.

Taxation of Non-Israeli Residents

Non-Israeli residents, both companies and individuals, are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (described above) at any time during the 12-month period preceding such distribution. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether or not the recipient is a significant shareholder), which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid tax certificate from the Israel Tax Authority allowing for a reduced tax rate).

Under the U.S.-Israel Tax Treaty, the following withholding rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends — the withholding tax rate is 12.5%, (ii) if both the conditions mentioned in (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise or Benefited Enterprise— the withholding tax rate is 15% if a certificate for a reduced withholding tax rate would be provided in advance from the Israel Tax Authority, and (iii) in all other cases, the withholding tax rate is 25%. A non-Israeli resident who receives a dividend derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided that the recipient is not otherwise required to file a tax return in Israel.

Israeli Excess Tax

Individuals who are subject to tax in Israel (whether such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 647,640 (equivalent to approximately $196,911) for 2021), which amount is linked to the Israeli consumer price index, including, but not limited to, income derived from dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

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

As used herein, the term “United States Holder” means a beneficial owner of the ADSs that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for United States federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will be recognized upon an exchange of ADSs for ordinary shares. The United States Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

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

Dividends paid on ADSs generally will constitute “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ADSs allocable to our United States source earnings and profits will be treated as United States source, and, as such, a United States Holder may not offset any foreign tax withheld as a credit against United States federal income tax imposed on that portion of dividends. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends paid to a non-corporate United States Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. “Qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant United States Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose ordinary shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes. ADSs are expected to be readily tradable on Nasdaq, an established securities market. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to ADSs. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.

Disposition of ADSs

Subject to the discussion below under “Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of ADSs equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those ADSs. If any Israeli tax is imposed on the sale, exchange or other disposition of ADSs, a United States Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s initial tax basis in shares generally will equal the cost of such shares. Because gain for the sale or other disposition of ADSs generally will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other disposition, if any, may be significantly limited. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such Israeli tax. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty, including in order to treat any gains from the sale or disposition of the ADSs as having a foreign source.

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

Passive Foreign Investment Company

We would be a passive foreign investment company or PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for 2020 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate fair market value of our assets (including the fair market value of our unbooked goodwill and going concern value) for purposes of the PFIC determination will generally be determined by reference to the public price of ADSs, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for 2020 or will not be classified as a PFIC for the current taxable year or in the future.

Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds ADSs, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

If we are a PFIC for any taxable year that a United States Holder holds ADSs, any gain recognized by the United States Holder on a sale or other disposition of ADSs would be allocated pro-rata over the United States Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ADSs if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. A timely election to treat us as a qualified electing fund under the Internal Revenue Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisers about the potential application of the PFIC rules to an investment in the ADSs.

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

The SEC maintains an internet website that contains reports and other information regarding issuers that file electronically with the SEC. This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be viewed on the SEC’s website at www.sec.gov and on our website at www.itamar-medical.com. The information contained on our website is not incorporated by reference into this Annual Report.

The documents concerning our Company which are referred to in this Annual Report may also be inspected at our offices located at 9 Halamish Street, Caesarea 3079883, Israel.

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

As of December 31, 2020, we had cash and cash equivalents and short-term bank deposits of approximately $39.7 million. As of such date, most of such cash and cash equivalents were held in U.S. dollars and NIS. The majority of our cash and cash equivalents are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.

Interest Rate Risk

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our bank credit line, which carries interest at a rate that is based on the LIBOR. As of March 15, 2021, we had borrowings of approximately $5.0 million under the bank credit line. Based on the scheduled amount of the borrowings expected to be outstanding under such credit line in 2021, we estimate that each 10% increase in our borrowing rates would result in additional interest expense to us of approximately $50,000.

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

As of December 31, 2020, we did not enter into any hedge transactions, but we may do so in the future. Even if we do enter into such hedge transactions in the future, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of fluctuations in currency exchange rates.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than the U.S. dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as of the dates indicated regarding our foreign currency-denominated monetary assets and liabilities as of December 31, 2020 (U.S. dollars in thousands).

Assets:
New Israeli Shekels	$2,850
Euros	1,371
Other currencies	547
Total	4,768

Liabilities:
New Israeli Shekels	5,506
Euros	53
Total	5,559
Net liabilities	$(791)

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.       None.

B.       None.

C.       None.

D.       None.

E. Use of Proceeds

In February 2021, we completed a registered public offering of 3,506,499 ADSs, each representing 30 ordinary shares of the Company, at a price of $22.75 per ADS. We sold 2,196,499 ADSs and one of our shareholders, or the Selling Shareholder, sold 1,310,000 ADSs in the offering. The gross proceeds to us from the offering were approximately $50.0 million and the gross proceeds to the Selling Shareholder from the offering were approximately $29.8 million, before deducting the underwriting discounts and commissions of approximately 6% and offering expenses of approximately $0.8 million payable by us. The net proceeds to us were approximately $46.2 million. In connection with the public offering, we and certain of our shareholders and ADS holders, directors and officers have agreed not to sell any of our ordinary shares or ADSs without the prior written consent of the representatives of the underwriters until May 10, 2021. The representatives of the underwriters may, however, in their sole discretion and without notice, release all or any portion of these securities from the restrictions in the lock-up agreements. After these agreements expire, these securities will be eligible for sale in the public market.

Piper Sandler & Co., Cowen and Company, LLC and SVB Leerink LLC acted as joint bookrunners for the offering.

No payments for such expenses were made directly or indirectly to (i) any of our officers, members of our board of directors, or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.

There has been no material change in our planned use of the net proceeds from the public offering as described in our final prospectus supplements filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act with the SEC on February 4, 2021 and January 31, 2020.

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

Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective.

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

Item 16B. Code of Ethics

We have adopted a Code of Ethics and Business Conduct, or the Code, that applies to all our directors, officers and employees and certain of our consultants.

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

Item 16C. Principal Accounting Fees and Services

Somekh Chaikin, a member firm of KPMG International, registered public accounting firm, or KPMG, has served as our independent public accountants for each of the years in the three-year period ended December 31, 2020. The following table presents the aggregate fees for professional audit services and other services rendered by KPMG in the years indicated.

	Year Ended December 31,
	2020	2019

	(in thousands)
Audit fees (1)	$246	$172
Audit related fees	-	-
Tax services fees (2)	23	23
All other fees	-	-
Total	$269	$195

(1)	Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements and the statutory financial statements of the Company. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, the provision of consents and the review of documents filed with the SEC, including the Registration Statement on Form F-1.

(2)	Tax services fees include fees billed for tax compliance services, including professional services rendered for tax compliance and tax advice, other than in connection with tax audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.

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

Item 19. Exhibits.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Date Filed/ Furnished

1.1#	Memorandum of Association of the Registrant, as amended and restated.	20-F	001-38775	1.1	12/31/2018

1.2#	Amended and Restated Articles of Association of the Registrant.	20-F	001-38775	1.2	12/31/2018

2.1	Form of Deposit Agreement between the Registrant, The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares.	20-F	001-38775	2.1	12/31/2018

2.2	Specimen of Ordinary Share Certificate.	20-F	001-38775	2.2	12/31/2018

2.3##	Warrant Agreement by and between the Registrant and Mizrahi Tefahot Bank Ltd., or Mizrahi, dated as of May 14, 2017, as amended on July 9, 2017, and as further amended on January 29, 2018.	20-F	001-38775	2.4	12/31/2018

2.3/A	Warrant extension agreement by and between the Registrant and Mizrahi, dated February 9, 2020.	20-F	001-38775	2.4/A	4/3/2020

2.4	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934.	20-F	001-38755	2.6	4/3/2020

4.1†	2007 Israeli Share Option Plan.	F-1	333-236120	10.4	1/28/2020

4.2†	2007 Equity Incentive Plan.	20-F	001-38775	4.2	12/31/2018

4.3†	Israeli Equity Incentive Plan 2016, as amended on March 1, 2021.				*

4.4†	2016 U.S. Equity Incentive Plan, as amended on March 1, 2021.				*

4.5†	Form of Indemnification Letter.	20-F	001-38775	4.5	12/31/2018

4.6#†	Compensation Policy for Executive Officers and Directors, as amended on March 18, 2020.	6-K	001-38775	99.1 (Appendix A to the Proxy Statement)	2/11/2020

4.7#	Lease Agreement by and between the Registrant and The Caesarea Edmond Benjamin De Rothschild Assets Corp. (2001) Ltd., dated July 19, 2007, as amended by Amendment No. 1 on December 25, 2008, and as further amended by Amendment No. 2 in 2013, and as further amended by Amendment No. 3 on March 23, 2015, and as further amended by Amendment No. 4 on August 9, 2015, and as further amended by Amendment No. 5 on January 19, 2019.	20-F/A	001-38775	4.7	1/30/2019

4.8+	Distribution Agreement by and between the Registrant and Philips Respironics GK, dated February 24, 2014, as amended by the Amendment to the Distribution Agreement, dated December 22, 2018.	20-F	001-38775	4.8	12/31/2018

4.9++	Master Products and Services Agreement, by and between Kaiser Foundation Health Plan, Inc. and Itamar Medical, Inc., a wholly owned subsidiary of the Registrant, or Itamar US, dated April 1, 2019.	F-1	333-236120	10.13	1/28/2020

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Date Filed/ Furnished
4.10	Solicitation/Contract/Order for Commercial Items issued by Department of Veterans Affairs, or VA, to Itamar US, dated October 12, 2011 as amended by the Solicitation/Contract/Order for Commercial Items issued by VA to Itamar US, dated March 12, 2014, and as further amended by the Amendment of Solicitation/Modification of Contract, dated August 1, 2018, and as further amended by the Product Addition Request for Modification Form, dated September 25, 2018, and as further amended by the Amendment of Solicitation/Modification of Contract, dated October 15, 2018, and as further amended by the Amendment of Solicitation/Modification of Contract, dated December 1, 2018.	20-F/A	001-38775	4.10	2/13/2019

4.11++	Amendments to the Solicitation/Contract/Order for Commercial Items issued by VA to Itamar US, dated August 13, 2019, September 25, 2019, and December 23, 2019.	F-1	333-236120	10.15	1/28/2020

4.12##	Credit Framework Agreement by and between the Registrant and Mizrahi Tefahot Bank Ltd., dated August 11, 2020 and the Deed of Amendment, dated September 24, 2020, to The Secured Debenture issued by the Registrant to Mizrahi, dated May 28, 2017	F-3	333-250155	10.1	11/18/2020

4.13	Lease Agreement, dated July 8, 2019, by and between the Registrant and Willer Properties (1985) Ltd.	F-1	333-236120	10.11	1/28/2020

8.1	List of Subsidiaries.	20-F	001-38775	8	12/31/2018

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.				*

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.				*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350				**

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350				**

15.1	Consent of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International.				*

101.INS	XBRL Instance Document.				*

101.SCH	XBRL Taxonomy Extension Schema Document.				*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.				*

101.DEF	XBRL Taxonomy Definition Linkbase Document.				*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.				*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				*

*	Filed herewith.
**	Furnished herewith.
#	Unofficial English translation from Hebrew original.
##	Certain parts, as indicated therein, contain unofficial English translation from Hebrew original.
+	Confidential treatment has been granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.
++	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).
†	Indicates management contract or compensatory plan or arrangement.

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

Itamar Medical Ltd.

Date: March 29, 2021	By:	/s/ Gilad Glick
	Name:	Gilad Glick
	Title:	President and Chief Executive Officer

Itamar Medical Ltd.

Consolidated Financial Statements

As of December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Itamar Medical Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Itamar Medical Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows, for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2m to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standards 16, Leases.

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

Tel-Aviv, Israel, March 29, 2021

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2020	2019

	Note	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents		$9,670	$15,115
Short-term bank deposits		30,000	-
Trade receivables	3	8,354	8,384
Other receivables	3	2,251	1,404
Inventories	4	7,164	3,363
Total current assets		57,439	28,266

Non-current assets
Long-term restricted deposits and prepaid expenses		547	476
Long-term trade receivables	3	412	156
Property and equipment, net	5	2,904	1,472
Intangible assets, net	6	1,037	395
Right-of-use assets	7	1,801	2,442
Total non-current assets		6,701	4,941
Total assets		$64,140	$33,207

Liabilities
Current liabilities
Short-term bank loan	8a	$5,000	$5,000
Current maturities of long-term loan	8b	135	-
Current maturities of lease liabilities	7	700	890
Trade payables		4,418	2,028
Other payables	9	5,973	3,455
Accrued expenses		1,091	1,317
Provisions	10	321	273
Short-term employee benefits	11	354	352
Total current liabilities		17,992	13,315

Non-current liabilities
Long-term loan	8b	154	-
Long-term lease liabilities	7	1,380	1,708
Liability for defined benefit plan, net	11	271	260
Other long-term liabilities	12	1,271	1,260
Total non-current liabilities		3,076	3,228
Total liabilities		21,068	16,543

Equity	14
Ordinary share capital		1,140	878
Additional paid-in capital		161,006	125,435
Accumulated deficit		(119,074)	(109,649)
Total equity		43,072	16,664
Total liabilities and equity		$64,140	$33,207

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,
		2020	2019	2018

	Note	U.S. dollars in thousands (except per share data)
Revenues	16	$41,034	$31,258	$24,189
Cost of revenues	17	12,323	6,984	5,726
Gross profit		28,711	24,274	18,463
Operating expenses:
Selling and marketing		24,550	18,294	12,699
Research and development		6,002	4,520	3,638
General and administrative		8,503	6,354	5,247
Total operating expenses		39,055	29,168	21,584
Operating loss		(10,344)	(4,894)	(3,121)
Financial income (expenses):
Financial income	18	847	454	244
Financial expenses	18	(1,315)	(1,233)	(1,161)
Gain from derivatives instruments, net	18	-	442	2,433
Financial income (expenses), net		(468)	(337)	1,516
Loss before taxes on income		(10,812)	(5,231)	(1,605)
Taxes on income	13	(127)	(37)	(124)
Net loss		$(10,939)	$(5,268)	$(1,729)

Loss per share – basic and diluted (in U.S. dollars)	19	$(0.03)	$(0.02)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year Ended December 31,
		2020	2019	2018

	Note	U.S. dollars in thousands
Net loss		$(10,939)	$(5,268)	$(1,729)
Other comprehensive income (loss) items that will not be carried to the statements of operations
Actuarial gains (losses) of defined benefit plan, net of tax	11	19	(94)	166
Total other comprehensive income (loss) for the year that will not be carried to the statements of operations, net of tax		19	(94)	166
Other comprehensive loss items that after initial recognition in comprehensive loss, were or will be carried to the statements of operations
Net change in fair value of marketable securities through other comprehensive loss, net of tax that was transferred to the statements of operations		-	-	(113)
Total other comprehensive loss items that after initial recognition in comprehensive loss, were or will be carried to the statements of operations, net of tax		-	-	(113)
Total other comprehensive income (loss)		19	(94)	53
Total comprehensive loss		$(10,920)	$(5,362)	$(1,676)

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary share capital	Additional paid-in capital	Capital reserve from marketable securities available- for-sale	Accumulated deficit	Total

	U.S. dollars in thousands
For the year ended December 31, 2018
Balance as of January 1, 2018	$683	$105,585	$113	$(105,004)	$1,377
Total comprehensive loss:
Net loss	-	-	-	(1,729)	(1,729)
Other comprehensive income, net of tax	-	-	(113)	166	53
Total comprehensive loss	-	-	(113)	(1,563)	(1,676)
Transactions recognized directly in equity:
Issuance of shares, net of issuance costs in the amount of $103 thousand	62	5,739	-	-	5,801
Issuance of shares due to the exercise of stock options	3	77	-	-	80
Share-based payment	-	-	-	1,021	1,021
Capital reserve from transactions with shareholders	-	85	-	-	85
Balance as of December 31, 2018	$748	$111,486	$-	$(105,546)	$6,688

For the year ended December 31, 2019
Balance as of January 1, 2019	$748	$111,486	$-	$(105,546)	$6,688
Total comprehensive loss:
Net loss	-	-	-	(5,268)	(5,268)
Other comprehensive income, net of tax	-	-	-	(94)	(94)
Total comprehensive loss	-	-	-	(5,362)	(5,362)
Transactions recognized directly in equity:
Issuance of shares, net of issuance costs in the amount of $714 thousand	126	13,840	-	-	13,966
Issuance of shares due to the exercise of stock options	4	109	-	-	113
Share-based payment	-	-	-	1,259	1,259
Balance as of December 31, 2019	$878	$125,435	$-	$(109,649)	$16,664

For the year ended December 31, 2020
Balance as of January 1, 2020	$878	$125,435	$-	$(109,649)	$16,664
Total comprehensive loss:
Net loss	-	-	-	(10,939)	(10,939)
Other comprehensive income, net of tax	-	-	-	19	19
Total comprehensive loss	-	-	-	(10,920)	(10,920)
Transactions recognized directly in equity:
Issuance of shares, net of issuance costs in the amount of $4,586 thousand	255	35,409	-	-	35,664
Issuance of shares due to the exercise of stock options and warrants and vesting and exercise of restricted share units	7	162	-	-	169
Share-based payment	-	-	-	1,495	1,495
Balance as of December 31, 2020	$1,140	$161,006	$-	$(119,074)	$43,072

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Cash flows from operating activities:
Net loss	$(10,939)	$(5,268)	$(1,729)
Adjustments for:
Depreciation and amortization	1,818	1,446	481
Share-based payment	1,495	1,259	1,021
Change in provision for doubtful and bad debt	322	349	104
Net financial cost (income)	(145)	490	914
Gain from reevaluation of derivatives	-	(442)	(2,433)
Increase in trade receivables	(548)	(2,097)	(1,061)
Increase in other receivables	(845)	(410)	(330)
Increase in inventories	(4,548)	(1,579)	(340)
Increase in trade payables	2,148	537	237
Increase in other payables	2,267	1,650	61
Increase in provisions	48	58	32
Increase in employee benefits	32	137	14
Income tax expenses	127	37	124
Taxes paid during the year	(98)	(22)	(176)
Interest paid during the year	(450)	(519)	(802)
Interest received during the year	498	142	-
Net cash used in operating activities	(8,818)	(4,232)	(3,883)

Cash flows from investing activities:
Sale of marketable securities	-	-	3,109
Investment in short-term bank deposits	(30,000)	-	-
Investment in restricted long-term deposits	(50)	(68)	-
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(2,230)	(547)	(310)
Net cash provided by (used in) investing activities	(32,280)	(615)	2,799

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	35,906	13,966	5,209
Short-term bank loan	-	-	5,000
Long-term loan received	296	-	-
Repayment of principal of lease liabilities	(892)	(787)	-
Repayment of convertible notes	-	-	(9,939)
Repayment of shareholders’ loans	-	-	(435)
Repayment of long-term loan	(21)	-	-
Issuance of shares due to the exercise of stock options	169	113	80
Net cash provided by (used in) financing activities	35,458	13,292	(85)

Increase (decrease) in cash and cash equivalents	(5,640)	8,445	(1,169)
Cash and cash equivalents at beginning of year	15,115	6,471	7,643
Effect of exchange rate fluctuations on balances of cash and cash equivalents	195	199	(3)
Cash and cash equivalents at end of year	$9,670	$15,115	$6,471
Non-cash financing activity – conversion of notes to loans from shareholders and to shares	$-	$-	$1,076

The accompanying notes are an integral part of these consolidated financial statements.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

a.	Reporting Entity

Itamar Medical Ltd. (the “Company”) is a company incorporated in Israel, with registered office at 9 Halamish Street, North Industrial Zone, Caesarea, Israel. The consolidated financial statements of the Company and its subsidiaries as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 comprise the Company and its subsidiaries (together referred to as the “Group”). The Company is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. The Company uses a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep and cardiology markets. The Company offers a Turnkey marketing program (also known as Total Sleep Solution, or TSS), that is designed to allow any medical practice or physician that is not a sleep physician by specialty, easy access to a comprehensive suite of products and services for the diagnosis, treatment and management of patients they suspect suffer from sleep apnea. The ordinary shares of the Company are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”). On February 27, 2019, the Company’s American Depositary Shares (“ADSs”), each of which represents 30 ordinary shares of the Company, represented by American Depositary Receipts (“ADRs”), were registered for trade on the Nasdaq Capital Market.

b.	2020 Public Offering

In February 2020, the Company completed a registered public offering of 2,927,267 ADSs at a price of $13.75 per ADS, for total gross proceeds of approximately $40.25 million, or total net proceeds of approximately $35.7 million after deducting underwriting discounts and commissions of approximately $2.8 million and offering expenses of approximately $1.8 million.

c.	2021 Public Offering

In February 2021, the Company completed a registered public offering of 3,506,499 ADSs, which included the full exercise of the underwriters’ option to purchase 457,369 additional ADSs, at a price of $22.75 per ADS. The Company sold 2,196,499 ADSs and one of its shareholders, Viola Growth 2 A.V. Limited Partnership (the “Selling Shareholder”), sold 1,310,000 ADSs in the offering. The gross proceeds to the Company from the offering were approximately $50.0 million and the gross proceeds to the Selling Shareholder from the offering were approximately $29.8 million, before deducting the underwriting discounts and commissions of approximately 6% and other offering expenses of approximately $0.8 million payable by the Company. The net proceeds to the Company were approximately $46.2 million.

d.	Impact of COVID-19 on the Company’s operations

In mid-March 2020, the Company began to experience the impact of the COVID-19 pandemic amplified by the American Academy of Sleep Medicine (“AASM”) COVID-19 mitigation strategy guidance recommending the deferral of in-lab polysomnography (“PSG”) tests and special precautions for the use of reusable home sleep tests (“HSAT”) services unless using fully disposable HSAT devices, such as the Company’s WatchPAT™ ONE device, which meets that criteria.

The general restriction and limitation posed by the pandemic, and amplified by these specific recommendations, began to significantly impact the sleep apnea testing market and the Company’s second quarter of 2020 revenue mix, with multiuse WatchPAT tests declining in the U.S. and Europe and WatchPAT ONE, as well as WatchPAT Direct orders increasing significantly. During the third quarter of 2020, the Company recorded pre COVID-19 multiuse WatchPAT tests in the U.S. and Europe. At the same time, the trend of increasing demand to our WatchPAT ONE and WatchPAT Direct orders continued during the fourth quarter of 2020, as well.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been consistently applied for all years presented in these consolidated financial statements.

a.	International financial reporting standards

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 29, 2021.

b.	Reporting and functional currency

These consolidated financial statements are presented in U.S. dollars (“dollar” or “$”), which is the Company’s functional currency representing the principal economic environment in which the Company operates and have been rounded to the nearest thousand unless otherwise indicated.

c.	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for provisions, and assets and liabilities with respect to employee benefits.

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

e.	Use of estimates and critical assumptions

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements as well as affect the reported amounts of revenues and expenses during the period. These estimates and assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates and assumptions. The items subject to significant estimates and assumptions by management include share-based compensation (see Note 15), the discount rate for lease liabilities (see m. below).

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

Foreign currency differences arising from translation into the functional currency are recognized in the statements of operations.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

g.	Cash and Cash Equivalents

Cash and cash equivalents are comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments (with original maturities of three months or less), which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values.

h.	Financial instruments:

The Group applies the accounting policies under IFRS 9, Financial Instruments (“IFRS 9”).

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Impairment of financial assets

IFRS 9 introduces the ‘expected credit loss’ (“ECL”) model. The model applies to financial assets measured at amortized cost, investments in debt instruments measured at fair value through other comprehensive income, contract assets (as defined in IFRS 15) and lease receivables, but not to investments in equity instruments.

Under this model, the Group assesses the expected credit losses in advance as follows:

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

Non-derivative financial liabilities

Non-derivative financial liabilities include loans and borrowings from banks and others and trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities

Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value, less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset of financial instruments

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

Level 2 —	Inputs, other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded.

Level 3 —	Unobservable inputs for the asset or liability are used when little or no market data is available. The Group used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples, including risk assumptions consistent with what market participants would use to arrive at fair value.

i.	Inventories

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

j.	Property and equipment

Property and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of property and equipment is recognized as part of operating expenses, and is calculated using the straight-line method over the estimated useful lives of the assets. As of December 31, 2020, the average useful lives by category of property and equipment were as follows:

%
Office furniture and equipment	10
Equipment and devices for leasing and for internal use	15
Computers	33

Leasehold improvements are amortized over the shorter of the lease term and their useful lives.

Depreciation methods and useful lives are reviewed at the end of each reporting year and adjusted if appropriate.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

k.	Intangible assets

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

No impairment loss was recorded during the reported years.

m.	Leases

The accounting policy applied as from January 1, 2019

As from January 1, 2019, the Group applies the following accounting policies under IFRS 16,Leases (“IFRS 16”).

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

Subsequent to initial recognition, the right-of use asset is treated as a right-of-use asset and is accounted for using the cost model, and is depreciated over the term of the lease, or the useful life of the asset, whichever is shorter.

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

Obligations or losses related to contingencies are recognized as liabilities in the statements of financial position only when present obligations exist resulting from past events and it is probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The provisions are determined by discounting the future cash flows at a pre-tax interest rate, reflecting the current market estimates of the time value of the money and the specific risks of the liability without weighting the Group’s credit risk. The carrying value of the provision is then adjusted in every period to reflect the passage of time and the adjustment amount is credited to financial expenses.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

When the Group sells its products through distributors, revenue is recognized upon delivery of the product to the distributor, as the distributors do not have the right to return and the control over the products is transferred at that point in time.

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

(4)	the contract has a commercial substance (i.e., the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has focused on offering a Turnkey marketing program to the cardiology market through various business models; however, the Test as a Service (“TaaS”) model, is the primary model the Group utilized to date. In the TaaS model, the medical practice or physician ordering the TaaS pays a fixed fee per home sleep apnea test (“HSAT”) that includes all the components associated with the test, including the disposable biosensor, hardware rental fees and access to the Group’s CloudPAT platform. Under the TaaS model, some rent agreements of the WatchPAT devices are made for a period of one to two years. The rental fees are separated under the relative fair value approach.

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

 ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

t.	New standard not yet adopted:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current

The Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus, for example, according to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an "unconditional" right. According to the Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2023 with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

Amendment to IAS 16, Property, Plant and Equipment

The Amendment annuls the requirement by which in the calculation of costs directly attributable to fixed assets, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, such proceeds shall be recognized in profit or loss according to the relevant standards and the cost of the sold items will be measured according to the measurement requirements of IAS 2, Inventories.

The Amendment is effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Amendment shall be applied on a retrospective basis, including an amendment of comparative data, only with respect to fixed asset items that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the Amendment. The cumulative effect of the Amendment will adjust the opening balance of retained earnings for the earliest reporting period presented.

The Company has not yet commenced examining the effects of applying the Amendment on the financial statements.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16, Leases, Interest Rate Benchmark Reform – Phase 2 (the “Amendments”)

The Amendments include practical expedients regarding the accounting treatment of modifications in contractual terms that are a result of the interest rate benchmark reform (a reform that in the future will lead to the replacement of interest rates such as the Libor and Euribor). Thus for example:

- When certain modifications are made in the terms of financial assets or financial liabilities as a result of the reform, the entity shall update the effective interest rate of the financial instrument instead of recognizing a gain or loss.

- Certain modifications in lease terms that are a result of the reform shall be accounted for as an update to lease payments that depend on an index or rate.

- Certain modifications in terms of the hedging instrument or hedged item that are a result of the reform shall not lead to the discontinuance of hedge accounting.

The Amendments are applicable retrospectively as from January 1, 2021 with early application permitted. All the amendments are applicable retrospectively by amending the opening balance of equity for the annual reporting period in which the amendment was adopted without a restatement of comparative data. Restatement of comparative data is permitted if this is possible without using “hindsight”.

In the opinion of the Company, application of the Amendments is not expected to have a material effect on the financial statements.

NOTE 3 - TRADE AND OTHER RECEIVABLES

	December 31,
	2020	2019

	U.S. dollars in thousands
Trade receivables:
Open accounts	$9,554	$8,996
Checks receivable	-	37
	9,554	9,033
Less - allowance for doubtful accounts	788	493
	$8,766	$8,540
Presented in the statements of financial position as follows:
Under current assets	$8,354	$8,384
Under non-current assets	412	156
	$8,766	$8,540

	December 31,
	2020	2019

	U.S. dollars in thousands
Other receivables:
Institutions	$985	$591
Advances to suppliers	370	236
Employees	151	114
Prepaid expenses	637	411
Miscellaneous	108	52
	$2,251	$1,404

The Group’s exposure to credit risk, currency risk and impairment loss in respect of trade and other receivables is described in Note 20.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVENTORIES

	December 31,
	2020	2019

	U.S. dollars in thousands
Raw materials and auxiliary materials	$3,244	$1,651
Work in process	889	531
Finished products	3,031	1,181
	$7,164	$3,363

NOTE 5 – PROPERTY AND EQUIPMENT, NET

	Computers and equipment	Equipment and devices for leasing and for internal use	Office furniture and equipment	Leasehold improvements	Total

	U.S. dollars in thousands
Cost:
Balance as of January 1, 2020	$2,146	$2,101	$481	$326	$5,054
Additions	139	1,028	16	915	2,098
Disposals	(596)	(489)	-	-	(1,085)
Balance as of December 31, 2020	1,689	2,640	497	1,241	6,067

Accumulated depreciation:
Balance as of January 1, 2020	1,753	1,235	360	234	3,582
Depreciation	78	545	17	26	666
Disposals	(596)	(489)	-	-	(1,085)
Balance as of December 31, 2020	1,235	1,291	377	260	3,163

Depreciated balance as of December 31, 2020	$454	$1,349	$120	$981	$2,904

Cost:
Balance as of January 1, 2019	$2,009	$1,527	$476	$326	$4,338
Additions	137	574	5	-	716
Balance as of December 31, 2019	2,146	2,101	481	326	5,054

Accumulated depreciation:
Balance as of January 1, 2019	1,695	854	345	231	3,125
Depreciation	58	381	15	3	457
Balance as of December 31, 2019	1,753	1,235	360	234	3,582

Depreciated balance as of December 31, 2019	$393	$866	$121	$92	$1,472

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2020 and 2019, the original cost of such assets is $2,938 thousand and $3,379 thousand, respectively.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – INTANGIBLE ASSETS, NET

	Computer software	Capitalized development cost	Marketing rights for a medical product	Total

	U.S. dollars in thousands
Cost:
Balance as of January 1, 2020	$875	$956	$375	$2,206
Additions	94	785	-	879
Balance as of December 31, 2020	969	1,741	375	3,085

Accumulated amortization:
Balance as of January 1, 2020	757	679	375	1,811
Amortization for the year	72	165	-	237
Balance as of December 31, 2020	829	844	375	2,048

Amortized balance as of December 31, 2020	$140	$897	$-	$1,037

Cost:
Balance as of January 1, 2019	$769	$806	$375	$1,950
Additions	106	150	-	256
Balance as of December 31, 2019	875	956	375	2,206

Accumulated amortization:
Balance as of January 1, 2019	716	561	375	1,652
Amortization for the year	41	118	-	159
Balance as of December 31, 2019	757	679	375	1,811

Amortized balance as of December 31, 2019	$118	$277	$-	$395

The capitalized development costs are in respect of the Group’s digital health platform, including the CloudPAT, a cloud-based information technology platform designed to allow customers to transfer the data of the sleep apnea test results of the Group’s products. The amortization expenses are included in cost of revenues.

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

Motor vehicles

The Group leases vehicles for three to four-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle's registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Group’s headquarter staff, marketing and salespersons and other employees whose employment agreements include an obligation of the Group to put a vehicle at their disposal. The Group accounted for the arrangement between it and the leasing companies as a lease arrangement in the scope of IFRS 16 and for the arrangement between it and its employees as an arrangement in the scope of IAS 19. The agreements with the leasing companies do not contain extension and/or termination options that the Group is reasonably certain to exercise.

b.	Right-of-use assets

	Buildings	Motor Vehicles	Total

	U.S. dollars in thousands
Cost:
Balance as of January 1, 2020	$2,469	$803	$3,272
Additions	-	274	274
Balance as of December 31, 2020	2,469	1,077	3,546

Accumulated depreciation:
Balance as of January 1, 2020	567	263	830
Depreciation for the year	622	293	915
Balance as of December 31, 2020	1,189	556	1,745

Depreciated balance as of December 31, 2020	$1,280	$521	$1,801

Cost:
Balance as of January 1, 2019, date of initial application of IFRS 16	$681	$468	$1,149
Additions	1,788	335	2,123
Balance as of December 31, 2019	2,469	803	3,272

Accumulated depreciation:
Depreciation for the year	567	263	830
Balance as of December 31, 2019	567	263	830

Depreciated balance as of December 31, 2019	$1,902	$540	$2,442

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.	Lease liabilities

Maturity analysis of the Group's lease liabilities

December 31, 2020
U.S. dollars in thousands
Less than one year	$700
One to five years	736
More than five years	644
Total lease liabilities	2,080
Less - current maturities	700
Long-term lease liabilities	$1,380

The cash outflow in the years ended December 31, 2020 and 2019 amounted to $ 1,084 and $937 thousand, respectively.

d.	Lease payments prior to the application of IFRS 16

The lease payments prior to the application of IFRS 16, which were included in the statement of operations among operating expenses amounted to $1,009 thousand in the year ended December 31, 2018.

NOTE 8 – CREDIT FACILITY WITH A BANK AND LONG-TERM LOAN

a.	Credit facility with a bank

On March 12, 2019, the Company and the bank entered into a new credit line agreement (the “2019 Agreement”) under which the total credit line to be available under the credit facility which was entered into on March 29, 2017 (the “2017 Agreement”) and which was amended on January 30, 2018 and May 28, 2018, increased from up to $10 million to up to $11 million, comprised of: (i) up to $6 million in long-term or short-term loan; and (ii) up to $5 million of credit facility against trade accounts receivable. In July 2019, as a result of achievement of certain revenue targets, the total credit line to be available under the credit facility increased from up to $11 million to up to $15 million, comprised of: (i) up to $10 million in long-term or short-term loan; and (ii) up to $5 million of credit facility against trade accounts receivable.

The long-term loan under the 2019 Agreement was repayable in equal quarterly installments over three years from the date of the draw and bore annual interest of the quarterly dollar LIBOR rate plus 5.5%. The credit facility against trade accounts receivable bore annual interest of the monthly dollar LIBOR rate plus 4.25%.

On February 9, 2020, the Company and the bank entered into a new agreement (the “February 2020 Agreement”) under which the total credit line to be available under the credit facility increased from up to $15 million to up to $17 million, comprised of: (i) up to $10 million in long-term or short-term loan; and (ii) up to $7 million of credit facility against trade accounts receivable. In July 2020, as a result of achievement of certain revenue targets, the total credit line to be available under the credit facility increased from up to $17 million to up to $20 million, comprised of: (i) up to $13 million in long-term or short-term loan; and (ii) up to $7 million of credit facility against trade accounts receivable. The additional $3 million of long-term or short-term loan would bear annual interest of the quarterly dollar LIBOR rate plus 7.0%. The loans under the credit line could be drawn until October 25, 2020.

On August 11, 2020, the Company entered into a credit line agreement with the bank, which replaced the February 2020 Agreement under which the total credit line to be available until June 19, 2022 (subject to meeting certain terms, as set forth in the agreement) will be $20 million, comprised of: (i) up to $13 million in long-term or short-term loan (the “Loan”); and (ii) up to $7 million of short-term credit facility ( the “Revolving Credit Line”).

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The key terms of the credit facility are as follows: (i) the first $10 million of the Loan will bear interest at the annual interest rate of the quarterly dollar LIBOR rate plus 5.3% and the remaining $3 million, if drawn, will bear annual interest of the quarterly dollar LIBOR rate plus 6.8%. The long-term loan is repayable in equal quarterly installments over three years from the date of the draw. Each short-term loan will be repayable within a period of up to 90 days; and (ii) the draw under the Revolving Credit Line can be denominated in. dollar or in NIS, and if denominated in dollar, bears interest at the annual interest rate of the quarterly dollar LIBOR rate plus 4.0%. The amount that can be drawn under the Revolving Credit line depends on meeting a ratio of 125% between the balance of accounts receivable and the amount drawn. Each draw will be repayable within a period of up to 90 days.

The right to make any draws, whether under the Loan or the Revolving Credit Line, is conditioned upon the Company having cash balances in its account with the Bank of not less than 30% of the total amount drawn for draws of up to $10 million in the aggregate and 40% of the aggregate amount exceeding $10 million.

As of December 31, 2020, the Company drew $5.0 million out of the Revolving Credit Line. On February17, 2021, the Company repaid the above $5.0 million and withdrew again $5.0 million from the Revolving Credit Line. As mentioned above, the Company undertook that upon the withdrawal of credit, the balance of the cash in the Company’s account with the bank will not be less than 30% of the amount of the outstanding credit actually provided to the Company, such that an amount of $1.5 million is not currently available for the Company’s current use.

In order to secure its obligations to the bank, the Company pledged and granted to the bank a first priority floating charge on all of its assets and a first priority fixed charge on (i) its intellectual property, goodwill, holdings in its subsidiaries and certain other, immaterial, assets; and (ii) all of the assets of the Company’s U.S. Subsidiary.

In Connection with the credit agreements, the Company issued the bank warrants exercisable into up to 1,556,272 of the Company’s ordinary shares at exercise prices ranging from NIS 1.04 per share (equivalent to $0.32 per share as of December 31, 2020) to NIS 1.36 per share (equivalent to $0.42 per share as of December 31, 2020), exercisable until November 30, 2023. 1,245,018 warrants out of the 1,556,272 warrants were fully exercised on July 19, 2020.

b.	Long-term loan from the lessor of the new manufacturing facility (the “Lessor”)

On October 16, 2020, the Company and the Lessor entered into a loan agreement in an amount of NIS 1 million ($311 thousand as of December 31, 2020) to finance the leasehold improvements made by the Company. The loan is linked to the Israeli CPI and bears annual interest of 5%. The loan is payable in 29 equal monthly installments starting on November 20, 2020 and ending on March 20, 2023. The Company has the option to prepay the loan in whole or in part without prepayment penalty.

NOTE 9 – OTHER PAYABLES

	December 31,
	2020	2019

	U.S. dollars in thousands
Employees	$4,451	$2,685
Institutions	743	412
Interest payable	6	10
Deferred revenues and advances from customers	732	308
Miscellaneous	41	40
	$5,973	$3,455

For information about the Group’s exposure to currency and liquidity risks in respect of the payables’ balances, see Note 20.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10– PROVISIONS

	Warranties	Returns	Total

	U.S. dollars in thousands
Balance as of January 1, 2020	$148	$125	$273
Provisions made during the year	82	208	290
Provisions realized during the year	(80)	(162)	(242)
Balance as of December 31, 2020	$150	$171	$321

NOTE 11 – EMPLOYEE BENEFITS

Employee benefits include retirement benefit obligations, short-term benefits and share-based payments. As for retirement benefit obligations, the Group has defined benefit plans and defined contribution plans for which it contributes to insurance policies and pension funds.

As for share-based payments, see Note 15 and as for benefits to key executives, see Note 21.

	December 31,
	2020	2019

	U.S. dollars in thousands
Presented as part of current liabilities:
Short-term employee benefits	$354	$352

Presented as part of non-current liabilities:
Recognized liability for defined benefit plan, net	$271	$260

Retirement benefit plans - defined benefit plan

1)	Movement in net liabilities for defined benefit plans:

	Year Ended December 31,
	2020	2019

	U.S. dollars in thousands
Balance at beginning of year	$260	$159
Expense recognized in the statements of operations:
Current service costs and interest costs	30	22
Recognized gains (losses) including other:
Actuarial gains (losses) carried to other comprehensive income	(19)	94
Other movements:
Movement in benefits (benefits paid), net	4	(11)
Deposits made by the Group	(4)	(4)
Balance at end of year	$271	$260

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2)	Expenses recognized in the statements of operations:

	Year Ended December 31,
	2020	2019

	U.S. dollars in thousands
Current service costs	$4	$4
Interest costs, net	7	5
Transfer of profits to benefits	13	43
Total	$24	$52

3)	The principal actuarial assumptions as of the report date (based on weighted average):

	December 31,
	2020	2019	2018

	%	%	%
Discount rate at the end of the year	2.70	2.62	3.82
Future salary growth	3.00	3.00	3.00

Retirement benefit plans - defined contribution plan

The Group has defined contribution plan in respect of the Company’s liability to pay the saving component of the insurance policies and pension funds and in respect of its employees who are subject to Section 14 of the Israeli Severance Pay Law, 1963:

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Amounts recognized as expenses in respect of defined contribution plan	$1,059	$822	$716

NOTE 12 – OTHER LONG-TERM LIABILITIES

Obligation to pay royalties to the Israeli Government’s Innovation Authority (“IIA”)

The Company has received in the years 2003 to 2005royalty-bearing grants from the IIA in a total amount of $1.08 million (including interest accrued through December 31, 2020) for the development of EndoPAT 3000 (the development of which was discontinued before its completion with no sales to date). In 2009, the IIA notified the Company that under the terms of such grant, it must pay royalties on the sale of all of its products commencing as of 2012. The Company believes that under the terms of the said grant it is not required to repay these grants to the IIA from the sale of its past and currently marketed products. There is no assurance that the Company will prevail in its efforts opposing the IIA’s position. In 2021, the Company began selling its newly developed EndoPATX, for which it received authorization to affix a CE mark. The Company developed EndoPATX using some of the know-how developed under the EndoPAT 3000 grant program, and therefore anticipates paying royalties on sales of EndoPATX against the grants received for the development of EndoPAT 3000. The Company accrued for the royalties’ obligation once the grants became repayable.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – INCOME TAXES

a.	Israeli taxation:

1)	Corporate tax rates in Israel

The tax rate relevant to corporates in Israel in the years 2018 and thereafter is 23%.

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

Approved enterprise and benefited enterprise

Most of the production facilities of the Company have been granted “Approved Enterprise” and “Benefited Enterprise” status under Investment Law. The Company is a “Foreign Investors’ Company” as defined by the Investment Law, which means it is entitled to tax benefits for taxable income arising from its Approved and Benefited status.

Since its incorporation, the Company incurred significant losses and therefore it did not start benefiting from such status. To be eligible for these tax benefits, one must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set out in the specific certificate of approval. The only material condition applicable to the Company is to meet a minimum threshold (25%) of export sales (i.e., sales outside of Israel). In the event the Company is considered as having failed to comply with these conditions, in whole or in part, the eligibility for the benefits may be canceled and the Company may be required to refund the relevant amount, including inflation adjustments and interest. However, since the Company had accumulated carryforward tax losses of approximately $123 million as of December 31, 2020 (see section d. below), it did not benefit from such tax benefits and does not expect to benefit from such tax benefits in the foreseeable future. Once the Company utilizes all of its accumulated tax losses, it expects to derive tax benefits in Israel relating to its Approved and Benefited Enterprise programs for which it is eligible.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management believes that the Company is currently qualified as an “industrial company" under the Encouragement Law and, as such, is entitled to tax benefits, including: (i) deduction of purchase of know-how and patents and/or right to use a patent over an eight-year period; (ii) the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and (iii) expenses related to a public offering on the TASE and on recognized stock markets outside of Israel, such as Nasdaq, are deductible in equal amounts over three years.

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

Subsidiaries incorporated outside of Israel are assessed for tax under the tax in their countries of residence. The primary tax rates applicable to the non-Israeli subsidiaries in the Group are:

(1)	U.S. – federal corporate tax rate of 21% during 2018 and thereafter.

(2)	The Netherlands – corporate tax rate of 20% during 2018 on the first Euro 200,000 of taxable income and 25% for taxable income exceeding Euro 200,000; corporate tax rate of 19% during 2019 on the first Euro 200,000 of taxable income and 25% for taxable income exceeding Euro 200,000; corporate tax rate of 16.5% during 2020 on the first Euro 200,000 of taxable income and 25% for taxable income exceeding Euro 200,000; and corporate tax rate of 15% during 2021 on the first Euro 245,000 of taxable income and 25% for taxable income exceeding Euro 245,000.

(3)	Japan – tax rate of 23.2% during 2018 and thereafter.

c.	Tax expenses in the statements of operations mainly refer to operations of the subsidiaries in the U.S., the Netherlands and Japan (which was liquidated in 2020). The Company does not pay taxes in Israel, as it has tax losses carryforward to future years. No deferred tax asset was recognized in respect of those carryforward tax losses, in the absence of expected utilization thereof in the foreseeable future.

The Company did not include a calculation of the theoretical tax due to the fact that the total tax expenses in the statements of operations are not material.

d.	Carryforward tax losses

The Company has carryforward tax losses (including carryforward research and development expenses) as of December 31, 2020, amounting to approximately $123 million. The tax losses do not expire under current tax legislation in Israel. Deferred tax assets have not been recognized in respect of these items since it is not probable that future taxable profit will be available against which the Company can utilize the benefits.

e.	Tax assessment

The Company has not received final tax assessments since its incorporation. The Company has self-assessments deemed to be final through the 2015 tax year.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY

a.	Ordinary shares of NIS 0.01 par value

	Year Ended December 31,
	2020	2019	2018

	Number of shares in thousands
Issued and outstanding share capital (ordinary shares):
Outstanding shares at the beginning of the year	335,285	287,616	264,495
Shares issued in public offering and private placements during the year	87,818	46,115	22,014
Shares issued in exercise of stock options and warrants and vesting of RSUs during the year	2,432	1,554	1,107

Outstanding at the end of the year	425,535	335,285	287,616

Authorized share capital at the end of the year	750,000	750,000	750,000

The rights of the ordinary shares include voting rights at the general meeting of shareholders, the rights to receive dividends and rights to participate in the distribution of the surplus assets of the Company in the event of liquidation.

b.	2020 Public Offering

See Note 1b.

c.	2019 Private Placement

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

d.	2018 Private Placement

On March 22, 2018, the Company entered into separate securities purchase agreements with Viola, the Company’s largest shareholder; Medtronic International Technology, Inc. (“Medtronic”), a then major shareholder of the Company; Dr. Giora Yaron (through a company wholly owned by him), the Company’s Chairman of the Board of Directors and a major shareholder, and various funds affiliated with three Israeli institutional investors. On May 27, 2018, following approval by the Company’s shareholders of the private placement contemplated by these securities purchase agreements, the Company completed the transaction and issued to the investors a total of 22,013,893 ordinary shares (representing as of such date approximately 7.7% of the Company’s issued and outstanding shares on a post-issuance basis) at a purchase price of NIS 0.947 per share (equivalent to $0.27 as of May 7, 2018 ) (reflecting a 7% discount on the average share price during the 15 consecutive trading days preceding March 15, 2018 (inclusive), the date of publication of the Company’s 2017 financial statements), resulting in aggregate proceeds (before expenses) of NIS 20.8 million (equivalent to approximately $6.0 million). Out of the total NIS 20.8 million investment, Viola, Medtronic and Dr. Giora Yaron, invested NIS 5.2 million, NIS 2.4 million and NIS 2.1 million, respectively. Since then, Medtronic transferred the shares issued to it to MS Pace LP, a limited partnership.

NOTE 15 – SHARE-BASED PAYMENTS

a.	Description of share-based payment arrangements and grants:

1)	Options and RSUs with service conditions and market conditions

On January 21, 2016, the Company’s Board of Directors approved a new share-based plan for options and restricted share units (“RSUs”) for key employees that will vest on January 21, 2020 (or earlier in case of an acceleration event), if the share price is at least NIS 2.13 (equivalent to $0.66 as of December 31, 2020) (the “First Trigger Price”), at which time 50% of the RSUs will vest and if the share price is NIS 4.24 (equivalent to $1.32 as of December 31, 2020) (the “Second Trigger Price”), 100% will vest. In the range between these two share prices, a relative quantity will vest. An acceleration event is defined as an event in which all the issued and outstanding share capital of the Company (including by way of a merger in which the Company’s shareholders prior to the merger will hold less than 10% of the issued and outstanding share capital and voting rights in the company surviving the merger) is sold for consideration reflecting a price per share that is not lower than NIS 2.13 (equivalent to $0.66 as of December 31, 2020). The above vesting is also contingent upon continued employment.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On March 14, 2018, the Company’s Board of Directors approved a change of the First Trigger Price from NIS 2.13 (equivalent to $0.66 as of December 31, 2020) to NIS 1.70 (equivalent to $0.53 as of December 31, 2020) and a change of the January 21, 2020 vesting date to December 20, 2020. The calculation of the target price on December 20, 2020 was calculated based on the average price of the Company’s share on the TASE during a period of 90 consecutive trading days prior to December 20, 2020. On May 23, 2018 the Company’s shareholders approved such changes with respect to the portion of such options and RSUs granted to the CEO.

Such change triggered a new measurement of the fair value of the options and the RSUs. The fair value of the above changes was $239 thousand. The assessment has been executed using a Monte-Carlo Simulation.

In addition, all new performance options and RSUs starting after March 14, 2018 are granted under the same terms as above.

All such options and RSUs vested on December 20, 2020. The average 90-day price on the vesting date was NIS 2.342 (less than the Second Trigger Price). As a result, 1,979,115 performance options and 345,677 performance RSUs were forfeited.

The options are exercisable until January 21, 2026.

2)	Options to key employees, employees and directors with only service condition

On January 21, 2016, the Company’s Board of Directors, as part of the share-based plan described in (1) above, also approved a grant of options that will vest as follows: 25% will vest and become exercisable one year following the date of grant and the remaining 75% will vest and become exercisable in 12 equal quarterly portions, beginning on the first anniversary of the date of grant.

Such options are exercisable until January 21, 2026.

Grants to other employees not participating in the key employees share-based plan, usually vest over three years, as follows: 2/3 will vest and be exercisable two years following the date of grant, and the remaining 1/3 will vest and become exercisable in four equal quarterly portions, at the end of each calendar quarter commencing on the second anniversary of the date of grant.

Such options are exercisable five years from date of grant. In March 2021, the Company’s Board of Directors approved the extension of the exercise period from five years to ten years.

Options granted to directors during the years ended December 31, 2016, 2017 and 2019, were divided into three tranches, each equal to 33% of the number of options granted. The allotment and the vesting period for the first tranche began on the date of grant; the allotment and the vesting period for the second tranche will begin on first anniversary of the date of grant; and the allotment and the vesting period for the third tranche will begin on the third anniversary of the date grant. Each tranche vests in four equal portions annually over four years. Upon the completion of a full term of service of a director (three years for external directors and one year for other directors) without being reelected; or (ii) upon termination of the service of a director in the middle of the term due to the consummation of an exit event, all outstanding stock options vested on the date of completion of the term or termination upon consummation of an exit event shall expire within 180 days thereafter and all outstanding unvested stock options shall accelerate and be fully vested on such date and shall expire within 180 days thereafter. The exercise price for each tranche is set on the date of allotment and is based on the average market price of the ordinary share prior to such allotment date plus 10%. The grants to directors were measured on the grant date for all three tranches using the binomial model. The option data in d. below include only options already allotted.

Such options are exercisable five years from date of grant. In March 2021, the Company’s Board of Directors approved the extension of the exercise period from five years to ten years.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3)	Grants of options and RSUs under the January 2016 plan

Grants in the reported years

In March 2018, the Company granted 1,802,512 options and 229,534 RSUs to 20 employees and officers. In addition, 263,681 options and 49,032 RSUs were granted to a consultant.

In August 2018, the Company granted 530,137 options and 17,160 RSUs to12 employees.

In January 2019, the Company granted 1,968,954 options and 339,495 RSUs to four grantees.

In May 2019, the Company granted 4,712,779 options and 610,829 RSUs to 41 grantees (mainly employees) and 1,210,000 options to seven directors.

On May 20, 2019, the Company’s Board of Directors resolved to allow nine grantees who are key employees to be granted new 5,076,583 performance options and 1,039,314 performance RSUs in lieu of 5,076,583 performance options and 1,039,314 performance RSUs granted in the past that have not yet vested. The new performance options and RSUs will vest on December 20, 2022 if the price of the Company’s ordinary shares is, at such time, at least NIS 5.32 per share (equivalent to $1.65 as of December 31, 2020), or 50% of such options will vest if the price of our ordinary shares is, at such time, at least NIS 2.66 per share (equivalent to $0.83 as of December 31, 2020), or if, on the applicable measurement date, the price of the Company’s ordinary shares is between these two vesting-trigger share prices, the percentage of options that will vest will be determined based on linear interpolation. The calculation of the target price on December 20, 2022 will be calculated based on the average price of the Company’s share on the TASE during a period of 90 consecutive trading days prior to December 20, 2022. Out of the new options and RSUs a grant of 3,019,864 performance shares and 609,232 performance RSUs to the CEO were approved by the Company’s shareholders on March 18, 2020. All such employee accepted the Company’s proposal and the new options and RSU were granted to all such employees. The new performance options are exercisable until May 20, 2029.

In addition, all new performance options and RSUs granted from May 2019 and thereafter are granted under the same terms as above.

In August 2019, the Company granted 4,884,966 options and 31,148 RSUs to 19 employees.

In November 2019, the Company granted 825,000 options to 13 employees.

In January 2020, the Company granted 3,942,284 options and 194,887 RSUs to 12 employees. The grant of 1,332,195 options and 194,887 RSUs was subject to the effectiveness of a Registration Statement on Form S-8, which became effective on March 4, 2020 and the grant of 1,676,425 options to the CEO was approved by the Company’s shareholders on March 18, 2020.

In May 2020, the Company granted 2,326,555 options and 173,155 RSUs to 30 employees and 440,000 options to four directors.

In November 2020, the Company granted 4,849,933 options to 58 employees.

The service options will vest as follows: 25% will vest and become exercisable one year following the date of grant and the remaining 75% will vest and become exercisable in 12 equal quarterly portions, beginning on the first anniversary of the date of grant. Such options are exercisable five years from date of grant. In March 2021, the Company’s Board of Directors approved the extension of the exercise period from five years to ten years.

In November 2020, the Company granted 281,778 RSUs to a consultant. Such consultant was nominated as a director in January 2021. The RSUs granted to the consultant will vest in four equal quarterly portions beginning November 24, 2020.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Grants subsequent to December 31, 2020

In January 2021, the Board of Directors approved a grant of 110,000 options to a new director. The options will vest in four equal portions annually over four years. Upon the completion of a full term of service of a director one year) without being reelected; or (ii) upon termination of the service of a director in the middle of the term due to the consummation of an exit event, all outstanding stock options vested on the date of completion of the term or termination upon consummation of an exit event shall expire within 180 days thereafter and all outstanding unvested stock options shall accelerate and be fully vested on such date and shall expire within 180 days thereafter.

In March 2021, the Company’s Board of Directors approved a grant of a total of 3,660,000 options to 25 employees and one consultant.

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

Following are the parameters used to measure the fair value on the date of grant of share-based awards during the year ended December 31, 2020:

	Options with service conditions only	Options with service conditions and market conditions	RSUs
The number of shares arising from the exercise of the options and from the vesting of the RSUs (in thousands)	9,996	1,563	650
The parameters included when calculating fair value:
The share price (at the grant date) (in NIS)	1.46 – 2.34	1.65 – 1.86	1.65 – 1.86
The exercise price (in NIS)	1.28 – 2.35	1.72 – 1.86	0.00
Expected volatility	51% – 55%	51% – 55%	55%
Expected lifetime	3.0– 7.5 years	3.0– 7.5 years	N/A
Risk-free interest rate	0.10% – 0.79%	0.43% – 0.72%	N/A
Expected dividend rate	0%	0%	0%

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c.	Reconciliation of outstanding options and RSU’s

The number of options and RSUs and the range of exercise price for every option:

	Year Ended December 31,
	2020		2019		2018
	Number of awards	Range of exercise price (NIS)	Number of awards	Range of exercise price (NIS)	Number of awards	Range of exercise price (NIS)
Outstanding at beginning of year	42,330,964	1.02 - 2.50	32,360,793	0.23 – 2.50	32,649,852	0.23 – 2.50
Granted during the year	11,558,773	1.28 – 2.35	13,601,699	1.04 – 1.47	3,016,330	1.02 – 1.29
Forfeited and expired during the year	(4,330,901)	-	(2,091,128)	-	(2,208,589)	-
Exercised during the year (2) (3)	(635,747)	1.10 – 2.02	(1,540,400)	0.23 – 0.48	(1,096,800)	0.23 – 0.51

Outstanding at end of year (1)	48,923,089	1.02 - 2.50	42,330,964	1.02 - 2.50	32,360,793	0.23 - 2.50

Exercisable at end of year	23,037,528	1.02 - 2.50	10,127,684	1.12 - 2.50	10,114,392	0.23 - 2.50

(1) Including:
Options with service conditions only	30,203,551		21,954,791		15,661,344
Options with service conditions and market conditions	18,719,538		20,376,173		16,699,449
Total	48,923,089		42,330,964		32,360,793

(2)	The weighted average share price upon exercise of the options, for options exercised in the year ended December 31, 2020 and 2019 and 2018 was $0.69, $0.36 and $0.35, respectively.

(3)	The weighted average remaining contractual life of the options and RSUs outstanding as of December 31, 2020, 2019 and 2018 was 3.71 years, 5.59 years and 5.74 years, respectively.

The number of RSUs and the range of exercise price for every RSU:

	Year Ended December 31,
	2020		2019		2018
	Number of awards	Range of exercise price (NIS)	Number of awards	Range of exercise price (NIS)	Number of awards	Range of exercise price (NIS)
Outstanding at beginning of year	4,328,395	0.00 – 0.30	3,441,420	0.00 – 0.30	3,242,632	0.00 – 0.30
Granted during the year	649,820	0.00	981,472	0.00	295,726	0.00 – 0.30
Forfeited and expired during the year	(567,469)	0.00	(94,497)	0.00	(96,938)	0.00
Vested for RSUs with no exercise price and exercised for options and for RSUs with an exercise price of NIS 0.30	(1,136,167)	0.00 – 0.30	-	-	-	-

Outstanding at end of year (1)	3,274,579	0.00 – 0.30	4,328,395	0.00 – 0.30	3,441,420	0.00 – 0.30

(1) Including
RSUs with service conditions only	281,778	0.00	-	-	-	-
RSUs with service conditions and market conditions	1,968,079	0.00 – 0.30	4,328,395	0.00 – 0.30	3,441,420	0.00 – 0.30
Vested, which were not yet exercised	1,024,722	0.00 – 0.30	-	-	-	-

Total	3,274,579	0.00 – 0.30	4,328,395	0.00 – 0.30	3,441,420	0.00 – 0.30

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As a result of the grant of options and RSUs, the Company recorded for the years ended December 31, 2020, 2019 and 2018, a non-cash expense of $1,495 thousand, $1,259 thousand and $1,021 thousand, respectively. The balance of expenditure amounting to $2,872 thousand will be recorded by the Company over the remaining vesting period of the options and RSUs.

The total share-based compensation expenses relating to all of the Company’s share-based awards recognized for the years ended December 31, 2020, 2019 and 2018 were included in items of the consolidated statements of operations, as follows:

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands

Cost of revenues	$33	$10	$10
Selling and marketing expenses	536	382	295
Research and development expenses	289	171	104
General and administrative expense	611	672	612
Financial expenses	26	24	-
	$1,495	$1,259	$1,021

 NOTE 16 – REVENUES

The Company operates in one business sector.

The following is a breakdown of revenues according to product groups:

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
WatchPAT and other related services	$38,797	$28,988	$22,384
EndoPAT and other related services	2,237	2,270	1,805
	$41,034	$31,258	$24,189

The following is a breakdown of revenues on the basis of geographical regions (based on the geographical location of the customer):

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
United States and Canada	$32,224	$22,960	$17,582
Japan	3,898	3,489	3,374
Europe	4,120	3,383	1,885
Asia Pacific (excluding Japan)	310	912	849
Israel	346	274	281
Others	136	240	218
	$41,034	$31,258	$24,189

The majority of the Company’s long-lived assets are in Israel.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenue from major customers

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Customer A	$4,571	$7,002	$4,571
Customer B	3,826	3,443	3,229
Customer C	5,416	2,048	2,870
	$13,813	$12,493	$10,670

NOTE 17 – COST OF REVENUES

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Raw materials, auxiliary materials, subcontractors (including changes in inventories)	$4,607	$2,555	$2,538
Payroll and related expenses (including share-based payment)	4,884	2,470	1,806
Shipping	1,365	815	443
Depreciation and amortization	777	552	255
Other	690	592	684
	$12,323	$6,984	$5,726

NOTE 18 – FINANCIAL INCOME AND EXPENSES

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Financial income:
In respect of cash and investments in bank deposits and marketable securities*	$713	$359	$93
Other	134	95	151
	$847	$454	$244
Financial expenses:
Convertible notes*	$-	$-	$393
Short-term bank loan	259	364	316
Lease liabilities	303	279	-
Short-term shareholders’ loans	-	-	85
Credit card and bank clearance and other fees	670	432	359
Exchange rate differences	83	158	8
	$1,315	$1,233	$1,161
Gain on derivative financial instruments:
Gain on revaluation to fair value of the warrants embedded in the convertible notes, which were fully repaid on February 28, 2018	$-	-	96
Gain on revaluation to fair value of warrants**	-	442	2,337
	$-	$442	$2,433

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

* Including the effect of changes in the exchange rate of the NIS against the dollar.

** The Viola Warrants were issued to the Viola Growth II A.V. LP, Viola Growth II (A) LP and Viola Growth II (B) LP (collectively, “Viola”) as part of a private placement in August 2015 and January 2016. The Warrants (Series 4) were issued to the public as part of a rights offering in December 2015. Both warrants expired on May 4, 2019. The above derivatives had an exercise price that was denominated in NIS, a currency different than the functional currency of the Company and as a result were accounted for as a derivative financial instrument measured at fair value through profit or loss on each reporting date and constitute a liability. The Company believed that there was no active market for the traded Warrants (Series 4) primarily due to an ongoing gradual decline in the frequency and volume of trading in such warrants with significant variance in the transactions prices of the warrants without a corresponding material change in the share price, and often with a negative correlation between the change in the share price and the change in the warrants price. Consequently, the Company estimated the fair value of the Viola Warrants and the Warrants (Series 4), based on observable market data, directly or indirectly, based on the binomial model and based on relevant parameters of the terms of the Viola Warrants and the Warrants (Series 4).

NOTE 19 – LOSS PER SHARE

a.	Basic loss per share

The computation of basic loss per share was based on the net loss attributable to ordinary shares divided by the weighted average number of ordinary shares outstanding.

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Net loss attributed to the ordinary shares	$(10,939)	$(5,268)	$(1,729)

Weighted average number of ordinary shares

	Year Ended December 31,
	2020	2019	2018

	Number of shares in thousands
Balance at the beginning of the year	335,285	287,616	264,495
The effect of public offering and private placements	79,638	44,726	12,908
The effect of exercise of options and warrants into shares and vesting of RSUs	520	306	262
Weighted average number of ordinary shares used in computation of basic loss per share	415,443	332,648	277,665

b.	Diluted loss per share

The computation of diluted loss per share was based on the net loss attributed to the ordinary shares divided by the weighted average number of ordinary shares outstanding, after adjustment for all potentially dilutive ordinary shares, as follows:

	Year Ended December 31,
	2020	2019	2018

	U.S. dollars in thousands
Net loss used in computation of basic earnings per share	$(10,939)	$(5,268)	$(1,729)
Changes in the fair value of the Viola warrants and Warrants (Series 4) (and in the year ended December 31, 2018 also of the warrants embedded in the convertible notes), which are classified as a liability	-	(442)	(2,433)
Net loss attributed to the ordinary shares (diluted)	$(10,939)	$(5,710)	$(4,162)

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Weighted average number of ordinary shares (diluted)

	Year Ended December 31,
	2020	2019	2018

	Number of shares in thousands
Weighted average number of ordinary shares used in computation of basic loss per share	415,443	332,648	277,665
Effect of the exercise of the warrants (and in the year ended December 31, 2018 also of the conversion of the convertible notes)	-	13,547	43,246
Weighted average number of ordinary shares used in computation of diluted loss per share	415,443	346,195	320,911

In the calculation of the weighted average number of ordinary shares (diluted) for the year ended December 31, 2020, 48,923,088 shares in respect of options, 311,254 shares in respect of warrants and 2,992,801 shares in respect of RSUs granted to employees, directors and consultants were not included, due to their anti-dilutive effect.

In the calculation of the weighted average number of ordinary shares (diluted) for the year ended December 31, 2019, 42,365,681 shares in respect of options,1,197,132 shares in respect of warrants and 4,328,395 shares in respect of RSUs granted to employees, directors and consultants were not included, due to their anti-dilutive effect.

In the calculation of the weighted average number of ordinary shares (diluted) for the year ended December 31, 2018, 32,412,199 shares in respect of options, 798,088 shares in respect of warrants and 3,441,420 shares in respect of RSUs granted to employees, directors and consultants were not included, due to their anti-dilutive effect.

NOTE 20 – FINANCIAL INSTRUMENTS

This note provides qualitative information regarding the exposure to each of the following risks, and the Group’s objectives, policy and processes relating to measurement of such risks. Quantitative disclosure is provided throughout these consolidated financial statements.

Credit risk

As of December 31, 2020 and 2019, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. Approximately 34%, 40% and 44%, respectively, of the Group’s revenues in the years ended December 31, 2020, 2019 and 2018, arise from sales to single customers. Other than this, there are no other concentrations of credit risk.

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The maximum exposure to credit risk in respect of cash and cash equivalents, trade receivables, other accounts receivable and other investments, as of the report date, by geographic locations was as follows:

	December 31,
	2020	2019

	U.S. dollars in thousands
Israel	$34,598	$12,894
United States and Canada	12,848	9,362
Europe	1,690	1,773
Asia Pacific (including Japan)	350	409
Other	38	5
	$49,524	$24,443

Aging of receivables and impairment and weighted average loss rate:

		December 31, 2020		December 31, 2019
	Weighted average loss rate	Gross amount	Impairment	Gross amount	Impairment

	%	U.S. dollars in thousands		U.S. dollars in thousands

Not in arrears	5.1	$7,325	$371	$7,851	$117
In arrears up to three months	0.1	1,419	2	703	10
In arrears up to six months	0.5	222	1	98	1
In arrears up to 12 months	21.7	106	23	20	4
In arrears over 12 months	81.1	482	391	361	361
		$9,554	$788	$9,033	$493

Movements in the allowance for impairment of receivables during the year were as follows:

	Year Ended December 31,
	2020	2019

	U.S. dollars in thousands
Balance at beginning of year	$493	$270
Recognized impairment loss	322	349
Bad debt	(27)	(126)
Balance at end of year	$788	$493

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Below is an analysis of contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2020 and 2019:

	Carrying Amount	Contractual Cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years

	U.S. dollars in thousands
December 31, 2020
Non-derivative financial liabilities
Short-term bank loans	$5,000	$5,037	$5,037	$-	$-	$-	$-
Trade payables	4,418	4,418	4,418	-	-	-	-
Other long-term liabilities	1,271	1,271	-	-	143	393	735
Long-term loan	289	305	73	73	146	13	-
Lease liabilities (including current maturities)	2,080	2,768	544	295	563	554	812
Other payables	6,321	6,321	6,321	-	-	-	-
Total	$19,379	$20,120	$16,393	$368	$852	$960	$1,547

December 31, 2019
Non-derivative financial liabilities
Short-term bank loans	$5,000	$5,056	$5,056	$-	$-	$-	$-
Trade payables	2,028	2,028	2,028	-	-	-	-
Other long-term liabilities	1,260	1,260	-	-	123	382	755
Lease liabilities (including current maturities)	2,598	3,424	553	528	804	613	926
Other payables	4,361	4,361	4,361	-	-	-	-
Total	$15,247	$16,129	$11,998	$528	$927	$995	$1,681

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

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s exposure to the Israeli CPI and foreign currency risk is as follows:

		Currency different from dollar
	Dollars	NIS	Euro	Other currencies	Non- monetary items	Total

	U.S. dollars in thousands
December 31, 2020
Assets
Cash and cash equivalents	$6,476	$2,364	$708	$122	$-	$9,670
Short-term bank deposits	30,000	-	-	-	-	30,000
Trade receivables (including long-term trade receivables)	7,582	98	661	425	-	8,766
Other receivables	536	92	2	-	1,621	2,251
Inventories	-	-	-	-	7,164	7,164
Long-term restricted deposits	163	296	-	-	-	459
Long-term prepaid expenses	-	-	-	-	88	88
Property and equipment and intangible assets	-	-	-	-	3,941	3,941
Right-of-use assets	-	-	-	-	1,801	1,801
	44,757	2,850	1,371	547	14,615	64,140
Liabilities
Sort-term bank loan	5,000	-	-	-	-	5,000
Trade payables	2,088	2,296	34	-	-	4,418
Other payables (including accrued expenses)	5,252	1,050	19	-	743	7,064
Provisions	-	-	-	-	321	321
Long-term loans (including current maturities)	-	289	-	-	-	289
Lease liabilities (including current maturities)	419	1,661	-	-	-	2,080
Employee benefits	-	-	-	-	625	625
Other long-term liabilities	1,061	210	-	-	-	1,271
	13,820	5,506	53	-	1,689	21,068
Total exposure in the statements of financial position in respect of financial assets and financial liabilities	$30,937	$(2,656)	$1,318	$547	$12,926	$43,072

December 31, 2019
Assets
Cash and cash equivalents	$13,178	$1,254	$587	$96	$-	$15,115
Trade receivables (including long-term trade receivables)	7,750	96	694	-	-	8,540
Other receivables	338	62	2	-	1,002	1,404
Inventories	-	-	-	-	3,363	3,363
Long-term restricted deposits	111	275	-	-	-	386
Long-term prepaid expenses	-	-	-	-	90	90
Property and equipment and intangible assets	-	-	-	-	1,867	1,867
Right-of-use assets	-	-	-	-	2,442	2,442
	21,377	1,687	1,283	96	8,764	33,207

Liabilities
Sort-term bank loan	5,000	-	-	-	-	5,000
Trade payables	779	1,215	34	-	-	2,028
Other payables (including accrued expenses)	2,940	1,366	54	-	412	4,772
Provisions	-	-	-	-	273	273
Lease liabilities (including current maturities)	714	1,884	-	-	-	2,598
Employee benefits	-	-	-	-	612	612
Other long-term liabilities	1,060	200	-	-	-	1,260
	10,493	4,665	88	-	1,297	16,543
Total exposure in the statements of financial position in respect of financial assets and financial liabilities	$10,884	$(2,978)	$1,195	$96	$7,467	$16,664

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

	December 31, 2020
	Equity	Profit (loss)

	U.S. dollars in thousands
An increase in the exchange rate of the following currencies against the dollar:
NIS/dollar by 5%	$(133)	$(133)
Euro/dollar by 5%	66	66
Other currencies (mainly British Pound)	27	27

The weakening of these currencies against the dollar at a similar rate as of December 31, 2020 had a similar effect, albeit in the opposite direction, assuming that all other variables remain constant.

	December 31, 2019
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

The fair value of other financial liabilities and their carrying amounts, as presented in the statements of financial position, are as follows:

	December 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value

	U.S. dollars in thousands
Liabilities:
Liability in respect of royalties to the IIA and other government institutions	$1,271	$607	$1,260	$527

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 –	RELATED PARTIES

a.	Compensation

Compensation to key executives includes:

	Year Ended December 31,
	2020		2019		2018
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
		U.S. dollars in thousands		U.S. dollars in thousands		U.S. dollars in thousands
Employee compensation	9	$2,772	8	$2,201	7	$1,835
Share-based payment	9	904	8	850	7	702
Total		$3,676		$3,051		$2,537

Compensation to directors who are not employed by the Company includes:

	Year Ended December 31,
	2020		2019		2018
	Number of persons	Amount	Number of persons	Amount	Number of persons	Amount
		U.S. dollars in thousands		U.S. dollars in thousands		U.S. dollars in thousands
Director compensation	8	$244	8	$213	8	$208
Share-based payment		98	8	88	8	76
Total	8	$342		$301		$284

	Year Ended December 31,			December 31,
	2020	2019	2018	2020	2019
	Transaction amounts			Carrying amount
	U.S. dollars in thousands			U.S. dollars in thousands
Key executives (including directors) of the Company	$4,018	$3,352	$2,821	$495	$383

b.	Insurance and indemnification of key management personnel

The Company’s directors and officers are covered by a directors’ and officers’ liability insurance policy. In addition, the Company has undertaken to enter into indemnification agreements with each of its directors and officers undertaking to indemnify them to the fullest extent permitted by law.

ITAMAR MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – SUBSEQUENT EVENTS:

a.	2021 Public Offering

See Note 1c.

b.	Grant of stock options

See Note 15a(4).

c.	Acquisition of the assets of Spry Health

In January 2021, the Company acquired the assets of Spry Health, Inc. (“Spry”), a San Francisco-based developer of an FDA-cleared, wrist-based medical grade remote patient monitoring (“RPM”) solution called the “Loop”. The Loop device is a wrist device measuring and recording physiological parameters, such as SpO2, respiration rate and heart rate. The device transmits the data to a web server for remote review by a clinician. Through the combination of the WatchPAT technology and Spry’s Loop technology, the Company intends to bring to market the first device for continuous RPM of sleep apnea. The Company plans to commence development of this device immediately, with an initial market launch anticipated in 2022.